Filed pursuant to Rule 424(b)(3)
Registration No. 333-175708

PROSPECTUS

$135,000,000

AMERICAN RENAL ASSOCIATES HOLDINGS, INC.

Offer to Exchange all outstanding $135,000,000 9.75% / 10.50% Senior PIK Toggle Notes due 2016 (the “outstanding notes”) for an equal amount of 9.75% / 10.50% Senior PIK Toggle Notes due 2016, which have been registered under the Securities Act of 1933, as amended (the “exchange notes”).

We are conducting the exchange offer in order to provide you with an opportunity to exchange your unregistered notes for freely tradable notes that have been registered under the Securities Act of 1933, as amended.

The Exchange Offer

•	We will exchange all outstanding notes that are validly tendered and not validly withdrawn for an equal principal amount of exchange notes that are freely tradable.

•	You may withdraw tenders of outstanding notes at any time prior to the expiration date of the exchange offer.

•	The exchange offer expires at 11:59 p.m., New York City time, on September 7, 2011, unless extended. We do not currently intend to extend the expiration date.

•	The exchange of outstanding notes for exchange notes in the exchange offer will not be a taxable event for U.S. federal income tax purposes.

•	We will not receive any proceeds from the exchange offer.

The Exchange Notes

•	The exchange notes are being offered in order to satisfy certain of our obligations under the registration rights agreement entered into in connection with the placement of the outstanding notes.

•	The terms of the exchange notes to be issued in the exchange offer are substantially identical to the outstanding notes, except that the exchange notes will be freely tradable.

•	None of our subsidiaries have guaranteed the repayment of the notes, nor have we or any of our subsidiaries provided collateral for such repayment.

Resales of Exchange Notes

•	The exchange notes may be sold in the over-the-counter market, in negotiated transactions or through a combination of such methods. We do not plan to list the exchange notes on a national market.

All untendered outstanding notes will continue to be subject to the restrictions on transfer set forth in the outstanding notes and in the indenture. In general, the outstanding notes may not be offered or sold, unless registered under the Securities Act of 1933, as amended, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act of 1933, as amended, and applicable state securities laws. Other than in connection with the exchange offer, we do not currently anticipate that we will register the outstanding notes under the Securities Act of 1933, as amended.

You should consider carefully the risk factors beginning on page 22 of this prospectus before participating in the exchange offer.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the exchange notes to be distributed in the exchange offer or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 8, 2011.

This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any exchange notes offered hereby in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. The information contained in this prospectus speaks only as of the date of this prospectus unless the information specifically indicates that another date applies. No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained in this prospectus in connection with the offer contained herein and, if given or made, such information or representations must not be relied upon as having been authorized by American Renal Associates Holdings, Inc. Neither the delivery of this prospectus nor any sales made hereunder shall under any circumstances create an implication that there has been no change in our affairs or that of our subsidiaries since the date hereof.

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TRADEMARKS

AmericanRenal, American Renal Associates, ARA®, the American Renal Associates logo and other trademarks or service marks of American Renal appearing in this prospectus are our property. All trade names, trademarks and service marks of other companies appearing in this prospectus are the property of the respective holders.

MARKET AND INDUSTRY DATA

Certain market data and other statistical information used throughout this prospectus are based on the 2010 Annual Data Report prepared by the United States Renal Data System (“USRDS”) and information from the Centers for Medicare and Medicaid Services (“CMS”). Some data are also based on our good faith estimates, which are derived from management’s review of internal data and information, as well as the independent sources such as independent industry publications, government publications, reports by market research firms or other published independent sources. Although we believe these sources are reliable, we have not independently verified the information contained therein and cannot guarantee its accuracy and completeness.

SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary is not complete and may not contain all of the information that you should consider to make your decisions regarding the exchange offer. You should carefully read the entire prospectus, including the section entitled “Risk Factors.”

American Renal Associates Holdings, Inc., (“Parent”) owns 100% of the membership units of its subsidiary American Renal Holdings Intermediate Company, LLC, which itself has no assets other than 100% of the shares of the capital stock of American Renal Holdings Inc. (“ARH”). All of our operating activities are conducted through American Renal Holdings Inc. and its operating subsidiaries.

Unless the context otherwise requires it or as otherwise indicated, “we,” “us,” “our” and similar terms, as well as references to the “Company,” “American Renal”, “ARAH” and “ARA” refer to American Renal Associates Holdings, Inc. and its consolidated subsidiaries.

The financial and performance information throughout this prospectus includes amounts derived from our joint venture subsidiaries. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates.

Our Company

We are a national provider of kidney dialysis services for patients suffering from chronic kidney failure, also known as end stage renal disease, or ESRD. As of March 31, 2011, we owned and operated 97 dialysis clinics treating more than 6,800 patients in 18 states and the District of Columbia. Our operating model is based on shared ownership of our facilities with physicians, known as nephrologists, who specialize in kidney-related diseases in the local market served by the clinic. Each clinic is maintained as a separate joint venture, or JV, in which we own a controlling interest and our local nephrologist partners own noncontrolling interests.

We believe we are the largest dialysis services provider in the United States founded and operating exclusively on a joint venture model. We have invested significantly in the development of our senior and field level core management function and operating procedures, and we believe we are well-positioned to continue to realize the benefits of platform scalability, which will allow us to add clinics without significant incremental operating costs. As a result, our revenue and earnings growth will be driven primarily by the growth in the number of our JV clinics and treatment growth at our existing clinics. Since our founding, we have opened 73 new clinics (“de novo clinics”) and have acquired 24 clinics from third parties (“acquired clinics”) that we subsequently converted to our JV model. In 2010 we opened 11 clinics, eight of which are de novo clinics and three are acquired clinics. We plan to continue the expansion of our operations with the use of the JV model primarily through the redeployment of free cash flow to create de novo clinics, to expand existing clinics and to selectively acquire clinics.

We believe our JV model is attractive to the nephrologist community because it provides a platform for favorable clinical outcomes and superior financial results while enabling our nephrologist partners to focus on providing the highest quality of patient care rather than the administration of corporate-directed treatments and protocols. Through our wholly-owned subsidiary, American Renal Management, LLC (“ARM”), we provide our nephrologist partners with the managerial, accounting, financial, technological and administrative support necessary to operate our clinics. In particular, our management services focus on critical revenue cycle management for each patient, which encompasses patient registration, insurance and benefit verification, medical treatment documentation and coding, bill preparation and collections. In addition, our corporate clinical advisory team, which includes our Medical Advisory Board, which is made up of our three National Medical Directors, and clinical and regulatory advisors, assists our nephrologist partners in establishing clinical objectives, while our operating model allocates to our nephrologist partners autonomy over the clinical protocols used to achieve those objectives.

According to the United States Renal Data System, or USRDS, the number of dialysis patients in the U.S. is expected to continue growing faster than increases in the general population, primarily due to an aging population with increased life expectancies. As a result, we believe there will be an increasing need for dialysis clinics. In addition, we believe that the JV model will continue to be one of the fastest growing operating models for dialysis clinics and will represent an increasing percentage of the dialysis clinic industry. We believe that our JV model, with its clinic level autonomy for the physician, together with the comprehensive management services that we have developed, enhance the clinical and operating performance of our clinics and make us a preferred dialysis partner for nephrologists. We believe this will lead to additional JV opportunities with nephrologists seeking the corporate support we provide.

Dialysis Services Industry Overview

End Stage Renal Disease, or ESRD, is characterized by the loss of kidney functionality and is normally irreversible and fatal unless treated. ESRD most commonly results from complications associated with diabetes, hypertension, renal and hereditary diseases, old age and a combination of other risk factors. ESRD requires continued dialysis treatments or a kidney transplant to sustain life. Absent transplantation, the average life expectancy for an ESRD patient on dialysis is approximately five years following diagnosis, according to the USRDS. Scarcity of compatible kidneys has limited the option for transplants, causing most patients suffering from ESRD to rely on dialysis. Dialysis is the removal of toxins and fluids from the blood of ESRD patients by artificial means. Patients suffering from ESRD generally require dialysis at least three times per week, amounting to approximately 156 treatments per year, for the remainder of their lives.

There are two primary methods of dialysis commonly used today, hemodialysis and peritoneal dialysis. Hemodialysis, or the removal of toxins and fluid from the blood through a specially designed filter, is the most common form of ESRD treatment and represented approximately 92% of all dialysis treatments in the United States in 2007. Hemodialysis is typically performed in outpatient dialysis clinics and lasts approximately 3.5 hours per treatment. Treatments are usually performed by teams of licensed nurses and trained technicians pursuant to a physician’s instructions. Almost all patients receive hemodialysis in our outpatient dialysis clinics as their primary ESRD treatment, although we also provide such services in the home. Peritoneal dialysis uses the patient’s peritoneal, or abdominal, cavity to eliminate fluid and toxins. A patient generally performs peritoneal dialysis at home. We also provide peritoneal dialysis services to patients who prefer and are able to receive that form of treatment.

Large, Growing Market for Outpatient Dialysis Services

The total annual cost of providing healthcare services to ESRD patients in the U.S. in 2008 has been estimated by the USRDS to be approximately $39.5 billion, of which we believe approximately $20 billion represents our currently addressable market. According to the most recent report by the USRDS, there were approximately 548,000 ESRD patients in the United States as of December 31, 2008, with the number of ESRD patients expected to grow at an annual rate consistent with the historical rate of approximately 2%, outpacing general population growth. Aside from a relatively small number of individuals who qualify for and successfully undergo kidney transplants, the vast majority of ESRD patients require three dialysis treatments per week, on average, for the remainder of their lives. USRDS data indicates that the prevalence rate in patients ages 65 to 74 increased 24% from 2000 to 2007; while, in patients ages 75 and older the prevalence rate increased 28% over the same period.

According to the USRDS, the increasing percentage of the U.S. population afflicted with ESRD has been primarily caused by:

•	aging of the general population;

•	improved treatment and increased survival rate of patients with diabetes, hypertension and other illnesses that lead to ESRD;

•	growth rates of minority populations with higher than average incidence rates of ESRD; and

•	improved dialysis technology, that has enabled older patients and those who previously could not tolerate dialysis due to other illnesses, to benefit from this treatment.

Reimbursement Environment

A majority of reimbursement for dialysis services is provided by the federal government’s Medicare ESRD program based on rates established by the Centers for Medicare and Medicaid Services, or CMS. The coverage criteria for dialysis centers under Medicare are well defined and, as a result, Medicare reimbursement for dialysis services has historically been more predictable than reimbursements for most other services and procedures. ESRD has been classified as a chronic disability since 1972 and patients are entitled to treatment and Medicare benefits regardless of age or financial circumstances. Generally, if a patient does not have employer-sponsored health coverage, Medicare becomes the primary payor either immediately or after a three-month waiting period. For a patient with employer-sponsored health coverage, Medicare generally becomes the primary payor after 33 months, which includes a three-month coordination of benefits period, or earlier if the patient’s employer-sponsored health coverage terminates. Additional sources of reimbursement for dialysis services include other government agencies such as state Medicaid programs as well as private pay options.

Beginning in January 2011, Medicare ESRD payments are made under a bundled payment rate which provides for a fixed rate for all goods and services provided during the dialysis treatment, including laboratory services, the administration of pharmaceuticals and payments for pharmaceuticals such as EPO that were separately billed under the previous methodology. Further the bundled payment system requires dialysis facilities to provide new services within the payment bundle such as oral vitamin D medications and an expanded list of laboratory tests. Historically these services were separately billable; now the dialysis facility is at risk for utilization with reimbursement set at a fixed rate. With regard to the expanded list of case-mix adjustors, these are difficult for our dialysis clinics or billing and other systems to document and track which results in an increased risk in a reduction in the amounts of the payments that we would otherwise be entitled to receive. The rule also requires the new single bundled payment base rate to be adjusted annually for inflation based upon a market basket index, less a productivity adjustment, beginning in 2012. Also, beginning in 2012, the rule provides up to a 2% withholding that can be earned back by facilities that meet certain defined clinical performance standards. To the extent our facilities do not fully meet the established benchmarks, however, we may not earn back all (or any) of the dollars withheld.

Dialysis providers were given the option to make a one-time election by November 1, 2010 to move fully to the bundled payment system in 2011 or to phase in the payment system over four years, in each case commencing on January 1, 2011. All of our clinics with the exception of one elected to move fully to the bundled payment system. Given the limited timeframe in which the bundled payment system has been in effect, at this time we cannot predict whether we will be able to reduce our operating costs to a level that will fully offset any reduction in overall reimbursement for services we provide to Medicare patients. In addition, we experience increases in operating costs that are subject to inflation, such as labor and supply costs, regardless of whether there is a compensating inflation-based increase in Medicare payment rates or the new bundled payment.

Before Medicare becomes the primary payor, a patient’s commercial insurance plan, if any, is responsible for payment of the dialysis services provided. Although commercial payment rates vary significantly, average commercial payment rates are generally significantly higher than Medicare rates and often include price increases. Payment methods from commercial payors include a single lump-sum per treatment, referred to as bundled rates, and separate payments for ancillary treatments and pharmaceuticals, if used as part of the dialysis treatment, referred to as fee for service rates. We believe commercial payors are generally sensitive to the special circumstances and challenges faced by ESRD patients, particularly because they are responsible for primary coverage for a relatively limited number of ESRD patients for a finite 30-month period of time. We also believe commercial payors are incentivized to facilitate quality dialysis care because patients who do not regularly receive dialysis treatment typically require hospitalization and other more costly acute care treatment. For the three months ended March 31, 2011, we derived approximately 41% of our net operating revenues from commercial payors, which represented approximately 13% of the treatments performed. The source of the balance of our treatments and net operating revenues come from Medicare and other governmental payors.

Our Competitive Strengths

Focus On Core Values Leading to Patient Satisfaction and Strong Patient Base

We believe our core values, including our focus on patient satisfaction, have contributed to our loyal patient base, which is the key to stable and dependable revenues. Our values state our commitment to excellent patient care, providing the nephrologists autonomy to make decisions and practice as he/she deems appropriate and treating our clinic staff members as a critical and valuable asset. We believe the satisfaction of our employees encourages them to provide a comfortable environment and better treatment for patients. We also maintain a strong focus on revenue cycle management so that patients may maximize insurance coverage. We believe we provide value to patients by assisting them in navigating the complex healthcare reimbursement climate, and through our knowledge and application of health insurance rules, to consistently obtain high quality insurance coverage for patients.

Differentiated Business Model Attracts Nephrologists, Aligns Interests and Enhances Clinic Level Performance

We seek to partner with leading nephrologists within their local community. To date, none of our nephrologist partners has sought our consent to divest his or her joint venture ownership interest. We believe that our JV business model aligns the interests of the clinic owners with that of the patients and physicians better than the more traditional model of wholly-owned corporate ownership of a clinic. By having an investment in the clinics where their patients are treated, our nephrologist partners have a vested stake in the quality, reputation and performance of the clinics. Through ARM, we provide operational and managerial support to our clinics with rigorous individual patient focus. We strive to maintain the high quality of these support services through the development and implementation of patient care policies and procedures, education, mentoring and audits at each of our clinics. We also invest in state-of-the-art facilities, equipment, and amenities at our clinics. We believe that these management services substantially ease the burden of back-office responsibilities and enable our nephrologist partners to focus on providing the highest quality of patient care, which in turn drives high levels of patient satisfaction and financial performance.

Disciplined Approach to Maintaining Efficient Operations

We maintain a disciplined approach to enhancing performance in key areas such as revenue cycle management. We work to improve our processes with regard to patient registration, facilitation and verification of insurance, payor interaction and arrangements, and billing and collections in an effort to maximize our revenue per treatment. We believe our efforts have resulted in strong revenue per treatment rates, as well as low days’ sales outstanding and bad debt expense. In addition, we believe the rigorous management policies and procedures that we have consistently put in place at each clinic that we own and operate have resulted in operating expenses per treatment that are among the lowest in the industry as well as low general and administrative expenses per treatment.

Experience in Establishing De Novo Clinics and Selectively Completing Acquisitions

Our de novo clinic strategy encompasses all facets of development, from site review to personnel hiring. Only one of our de novo clinics has had survey deficiencies which delayed Medicare certification. We typically achieve EBITDA positive operations within 12 months of opening a de novo clinic. We believe our established de novo clinic model offers turnkey solutions to nephrologist partners who are interested in establishing de novo clinics with us.

In addition, we selectively pursue acquisitions of existing dialysis clinics which we restructure as JVs. Although acquisition costs for an existing dialysis clinic are typically much higher than the cost to develop a de novo clinic, we believe our management policies and procedures for acquiring clinics have allowed us to achieve significant improvements in key operating metrics in a relatively short period of time. We believe that as a result of our experience with acquiring and restructuring existing dialysis clinics, those clinics have enjoyed improved clinical outcomes and financial performance.

Consistent Financial Performance and Strong Free Cash Flow Generation

We believe our favorable revenue per treatment rates and our focus on efficiency of operations in a stable and growing industry has resulted in consistent, strong financial performance. From 2006 to 2010, we have achieved compound annual net revenue growth of 20%. As a result, our free cash flow generation has been strong. During 2006 to 2010, we had on average non-acquired treatment growth of approximately 18% annually. We have also been able to increase our Adjusted EBITDA margin to 27% of net revenues. We believe this increase in margin illustrates the benefits that are achieved by growing our portfolio of dialysis clinics on our management services platform. In addition, our existing clinics typically require minimal maintenance capital expenditure consisting of less than 2% of net revenues in 2010. In the year ended December 31, 2010, the Company generated $31.2 million in cash flows from operating activities, primarily from net income, add-back of depreciation and amortization and an increase in income taxes payables.

Experienced Management Team Supported by Strong Equity Sponsorship

Most of our executive and senior management team has held multiple positions with one or more of our competitors and have strong contacts throughout the dialysis services industry with providers, clinical staff, payors, vendors and other parties. We believe this breadth and depth of experience gives our leadership team the knowledge and resources to manage more effectively relations with our nephrologist partners and other personnel, enhance operating results and promote growth.

We benefit from the sponsorship of Centerbridge Capital Partners, L.P., our majority investor following the close of the Merger Transactions, as described below. Centerbridge Partners, L.P., a private investment firm with over $17 billion of capital under management in Centerbridge Capital Partners, L.P. and certain affiliated entities (“Centerbridge” or the “Sponsor’’), is focused on making value-oriented investments in select industries in partnership with strong management teams.

Our Business Strategy

Key components of our business strategy include:

Continued Focus on Achieving Superior Clinical Outcomes

We believe our reputation for providing quality care is a key factor in attracting patients and physicians and in securing contracts with healthcare plans. Our clinical team works routinely with individual physicians, clinic managers and dieticians, and our corporate management team promotes a patient- and physician-focused corporate culture in order to optimize clinical outcomes, improve operating performance, and ensure compliance with applicable laws and regulations. In addition, we engage in organized and systematic efforts through our quality of care management programs to monitor and improve the quality of services we deliver. These efforts include the development and implementation of patient care policies and procedures, clinical education and training programs, education and mentoring related to our clinical guidelines and protocols and audits of the quality of services rendered at each of our centers.

Recruitment and Retention of Leading Physicians

Our effective recruitment of leading nephrologist partners is critical to achieving our growth objectives. We believe we enjoy a strong and growing reputation among the nephrologist community, ensuring that nephrologists who contemplate a migration to the shared-ownership model strongly consider us. We will continue to leverage our market position and reputation to identify, screen and recruit experienced nephrologists.

We enjoy strong retention rates. We believe this is due in large part to nephrologist partner satisfaction with our JV model, which gives nephrologists autonomy over clinical protocols and allows them to focus on providing high quality patient care. Since inception, none of our nephrologist partners have asked for our consent to a transfer of their ownership interests in our clinics. Further, although certain of our nephrologist partners had the option of requiring us to purchase their equity interests as a result of the Merger Transactions, none chose to do so. We believe our existing network of nephrologist partners will be a key resource for us in creating future JVs with nephrologists who are not currently associated with us.

Further Implementation of Rigorous Management Services

A critical component of our business strategy is to enable our nephrologist partners to focus on providing superior individual patient care while we manage the daily operations of the clinic in support of the nephrologist partners. As dialysis clinics begin to implement the new bundled payment rate and other procedures to be adopted pursuant to recently passed healthcare legislation, we believe the administrative services that we provide to our nephrologist partners will be of even greater value. By offering the management services of a large corporation combined with the responsiveness of an entrepreneurial enterprise, we believe we help our clinics achieve desirable clinical outcomes, growth and profitability. These management services are provided under long-term renewable management services agreements and include, among others, operations management, negotiating pricing of products from vendors, coordinating outsourced clinical laboratory testing services, reporting and benchmarking of clinical outcomes, implementing revenue cycle management practices, training and education for our staff, performing back-office finance, accounting and payroll functions, managing compliance programs, and administering human resources support.

Utilization of Internally Generated Cash Flow to Support Expansion

We intend to leverage our JV model and our reputation in the nephrology community to continue the development of de novo clinics in the U.S., both in new and existing markets. Our streamlined approach to opening de novo clinics delivers attractive financial returns to us and our nephrologist partners. Our substantial free cash flow generation provides for a significant portion of the funding for continued expansion. Additionally, nephrologist partners have reinvested a portion of their return on capital from existing sites to expand those sites or invest in de novo clinics together with us. De novo clinics typically reach positive EBITDA results within 12 months of opening, which we believe results in attractive returns on our investment. As a result of our substantial expertise in opening de novo clinics, we have had only one de novo clinic experience survey deficiencies which delayed Medicare certification, and further, we have not otherwise experienced delays to our development timeline as a result of delays in certification.

Because the acquisition cost for an existing dialysis clinic is typically much higher than the cost to develop a de novo clinic, we typically acquire existing dialysis clinics in very selective situations. We pursue acquisitions that we believe to be an effective use of invested capital, or in situations where other factors we believe to be important, such as our desire to enter a new market and use the acquired clinic as the base from which to open additional de novo clinics in that market, favor such acquisitions. We intend to continue to pursue acquisitions of existing clinics with reputations for strong quality and service as well as leading local market shares. In making these acquisitions, we intend to continue to restructure the ownership of the acquired clinic as a joint venture in accordance with our JV model. In applying our management policies and procedures to acquired clinics, we believe we have been able to achieve significant improvements in key operating metrics in a relatively short period of time, which have resulted in improved clinical outcomes and financial performance at those clinics.

Summary of the Merger Transactions

On May 7, 2010, a subsidiary of American Renal Associates Holdings, Inc. (the “Issuer”) merged (the “Merger”) with and into American Renal Holdings Inc. (“ARH”), which survived the Merger and became a wholly owned subsidiary of American Renal Holdings Intermediate Company, LLC (formerly known as C.P. Atlas Intermediate Holdings, LLC), which is in turn a wholly-owned subsidiary of the Issuer. The total consideration for the Merger was $415 million, subject to adjustments including, without limitation, for working capital, indebtedness, certain specified liabilities and certain tax savings. Of the purchase price, $2.5 million was placed into a third-party escrow account as security for working capital adjustments and $27.5 million was placed into a third-party escrow account as security for indemnification claims that may be made by the Issuer or its affiliates.

In July 2010, the $2.5 million was released and in May 2011, $26.2 million was released with $1.3 million remaining in a third-party escrow for tax indemnification.

In connection with the Merger:

•

Centerbridge made an aggregate cash equity investment of $161.5 million in the Issuer, subject to certain adjustments, and, in exchange, received 87% of the common stock of the Issuer immediately following the Merger.

•

Certain members of ARH’s management exchanged $19.9 million of proceeds that they received from the Merger for 907,463 newly issued shares of common stock of the Issuer and options to purchase 93,186 shares of common stock of the Issuer.

•	ARH entered into a $25 million revolving credit facility (the “Revolving Credit Facility”).

•	ARH issued the outstanding 8.375% Senior Secured Notes (the “Senior Secured Notes”).

The total consideration for the Merger and related fees and expenses were funded by the equity investment by Centerbridge and certain of ARH’s management, as described above, as well as the net proceeds from the Senior Secured Notes. See “Description of Other Indebtedness” and “The Merger Transaction.” In connection with the Merger, all of ARH’s debt and preferred stock that existed prior to the closing date of the Merger was repaid or redeemed, except for $11.9 million aggregate amount of third-party debt as of December 31, 2009. Other third-party debt of ARH’s JVs was refinanced through secured intercompany loans. The Merger and the financing transactions described above are collectively referred to herein as the “Merger Transactions.”

Ownership Structure and Organizational Chart

The following chart summarizes our organizational structure, equity ownership and our principal indebtedness as of the date of this prospectus. This chart is provided for illustrative purposes only and does not represent all legal entities of the Company and its consolidated subsidiaries or all obligations of such entities.

Our Sponsor

Centerbridge Partners, L.P., established in 2005, is a private investment firm that sponsors and manages funds that make traditional private equity investments, distressed investments and other credit investments.

The firm is dedicated to partnering with world-class management teams to invest throughout a company’s capital structure and to employ various strategies to help companies achieve their operating and financial objectives. Through Centerbridge Capital Partners, L.P., the firm has made investments in companies that vary in size and geography and span a broad range of industries. The firm’s professionals have significant experience investing in healthcare companies.

Centerbridge’s limited partners include many prominent financial institutions, university endowments, public and corporate pensions and sovereign wealth funds, as well as foundations and other charitable trusts.

Our Corporate Information

American Renal Associates Holdings, Inc. was incorporated in Delaware on March 18, 2010. Our principal executive offices are located at 66 Cherry Hill Drive, Beverly, Massachusetts 01915 and our telephone number is (978) 922-3080. Our corporate website address is www.americanrenal.com. Information contained on our website is not a part of this prospectus.

The Exchange Offer

On March 4, 2011, we completed the private offering of $135,000,000 aggregate principal amount of our 9.75% / 10.50% Senior PIK Toggle Notes due 2016, which we refer to in this prospectus as the “outstanding notes.” The term “exchange notes” refers to the 9.75% / 10.50% Senior PIK Toggle Notes due 2016 as registered under the Securities Act of 1933, as amended (the “Securities Act”). References to the “notes” or the “Senior PIK Toggle Notes” in this prospectus are references to both the outstanding notes and the exchange notes. This prospectus is part of a registration statement covering the exchange of the outstanding notes for the exchange notes.

General

American Renal Associates Holdings, Inc. entered into a registration rights agreement with the initial purchasers in the private offering in which American Renal Associates Holdings, Inc. agreed to deliver to you this prospectus as part of the exchange offer and agreed to use all commercially reasonable efforts to have the registration statement covering the exchange to be declared effective on or prior to the date 210 days after the closing of the private offering. You are entitled to exchange in the exchange offer your outstanding notes for exchange notes which are identical in all material respects to the outstanding notes except:

•	the exchange notes have been registered under the Securities Act;

•	the exchange notes are not entitled to certain registration rights which are applicable to the outstanding notes under the registration rights agreement; and

•	certain special interest rate provisions in the registration rights agreement are no longer applicable.

The Exchange Offer

We are offering to exchange up to $135,000,000 aggregate principal amount of our 9.75% / 10.50% Senior PIK Toggle Notes due 2016, which have been registered under the Securities Act, for up to $135,000,000 aggregate principal amount of our existing 9.75% / 10.50% Senior PIK Toggle Notes due 2016. Outstanding notes may be exchanged only in denominations of $2,000 and integral multiples of $1,000 in excess of $2,000.

Resale

Based on an interpretation by the staff of the Securities and Exchange Commission (the “SEC”) set forth in no-action letters issued to third parties, we believe that the exchange notes issued pursuant to the exchange offer in exchange for the outstanding notes may be offered for resale, resold and otherwise transferred by you (unless you are our “affiliate” within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that:

•	you are acquiring the exchange notes in the ordinary course of your business; and

•	you have not engaged in, do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of the exchange notes.

If you are a broker-dealer and receive exchange notes for your own account in exchange for outstanding notes that you acquired as a result of market-making activities or other trading activities, you must acknowledge that you will deliver this prospectus in connection with any resale of the exchange notes. See “Plan of Distribution.”

Any holder of outstanding notes who:

•	is our affiliate;

•	does not acquire exchange notes in the ordinary course of its business; or

•

tenders its outstanding notes in the exchange offer with the intention to participate, or for the purpose of participating, in a distribution of exchange notes cannot rely on the position of the staff of the SEC enunciated in Morgan Stanley & Co. Incorporated (available June 5, 1991) and Exxon Capital Holdings Corporation (available May 13, 1988), as interpreted in Shearman & Sterling (available July 2, 1993), or similar no-action letters and, in the absence of an exemption therefrom, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the exchange notes.

Expiration Date; Withdrawal of Tender

The exchange offer will expire at 11:59 p.m., New York City time, on September 7, 2011, unless extended by us. We do not currently intend to extend the expiration date. You may withdraw the tender of your outstanding notes at any time prior to the expiration of the exchange offer. We will return to you any of your outstanding notes that are not accepted for any reason for exchange, without expense to you, promptly after the expiration or termination of the exchange offer.

Conditions to the Exchange Offer	The exchange offer is subject to customary conditions, which we may waive. See “The Exchange Offer—Conditions to the Exchange Offer” of this prospectus for more information.

Procedures for Tendering Outstanding Notes

If you wish to participate in the exchange offer, you must complete, sign and date the accompanying letter of transmittal, or a facsimile of such letter of transmittal, according to the instructions contained in this prospectus and the letter of transmittal. You must then mail or otherwise deliver the letter of transmittal, or a facsimile of such letter of transmittal, together with your outstanding notes and any other required documents, to the exchange agent at the address set forth on the cover page of the letter of transmittal.

If you hold outstanding notes through The Depository Trust Company (“DTC”) and wish to participate in the exchange offer, you must comply with the Automated Tender Offer Program procedures of DTC by which you will agree to be bound by the letter of transmittal. By signing, or agreeing to be bound by, the letter of transmittal, you will represent to us that, among other things:

•	you are not our “affiliate” within the meaning of Rule 405 under the Securities Act;

•	you do not have an arrangement or understanding with any person or entity to participate in the distribution of the exchange notes;

•	you are acquiring the exchange notes in the ordinary course of your business; and

•

if you are a broker-dealer that will receive exchange notes for your own account in exchange for outstanding notes that were acquired as a result of market-making activities, you will deliver a prospectus, as required by law, in connection with any resale of such exchange notes.

Special Procedures for Beneficial Owners

If you are a beneficial owner of outstanding notes which are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, and you wish to tender such outstanding notes in the exchange offer, you should contact such registered holder promptly and instruct such registered holder to tender on your behalf. If you wish to tender on your own behalf, you must, prior to completing and executing the letter of transmittal and delivering your outstanding notes, either make appropriate arrangements to register ownership of the outstanding notes in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time and may not be able to be completed prior to the expiration date.

Guaranteed Delivery Procedures

If you wish to tender your outstanding notes and your outstanding notes are not immediately available or you cannot deliver your outstanding notes, the letter of transmittal or any other required documents, or you cannot comply with the procedures under DTC’s Automated Tender Offer Program for transfer of book-entry interests prior to the expiration date, you must tender your outstanding notes according to the guaranteed delivery procedures set forth in this prospectus under “The Exchange Offer—Guaranteed Delivery Procedures.”

Effect on Holders of Outstanding Notes

As a result of the making of, and upon acceptance for exchange of all validly tendered outstanding notes pursuant to the terms of the exchange offer, we and the guarantors will have fulfilled a covenant contained in the registration rights agreement and, accordingly, there will be no increase in the interest rate on the outstanding notes under the circumstances described in the registration rights agreement. If you are a holder of outstanding notes and you do not tender your outstanding notes in the exchange offer, you will continue to hold such outstanding notes and you will be entitled to all the rights and limitations applicable to the outstanding notes as set forth in the indenture, except we and the guarantors will not have any further obligations to you to provide for the exchange and registration of untendered outstanding notes under the registration rights agreement. To the extent that outstanding notes are tendered and accepted in the exchange offer, the trading market for outstanding notes that are not so tendered and accepted could be adversely affected.

Consequences of Failure to Exchange

All untendered outstanding notes will continue to be subject to the restrictions on transfer provided for in the outstanding notes and in the indenture. In general, the outstanding notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Other than in connection with the exchange offer, we and the guarantors do not currently anticipate that we will register the outstanding notes under the Securities Act.

Material U.S. Federal Income Tax Consequences

The exchange of outstanding notes for exchange notes in the exchange offer will not constitute a taxable event for U.S. federal income tax purposes. See “Material U.S. Federal Income Tax Consequences of the Exchange Offer.”

Accounting Treatment

We will record the exchange notes in our accounting records at the same carrying value as the outstanding notes, which is the aggregate principal amount as reflected in our accounting records on the date of exchange.

Regulatory Approvals

Other than compliance with the Securities Act and qualification of the indentures governing the notes under the Trust Indenture Act, there are no federal or state regulatory requirements that must be complied with or approvals that must be obtained in connection with the exchange offers.

Use of Proceeds	We will not receive any cash proceeds from the issuance of exchange notes pursuant to the exchange offer. See “Use of Proceeds.”

Exchange Agent

Wilmington Trust, National Association is the exchange agent for the exchange offer. The address and telephone number of the exchange agent are set forth in the section captioned “The Exchange Offer—Exchange Agent” of this prospectus.

The Exchange Notes

The following summary is provided solely for your convenience. This summary is not intended to be complete. You should read the full text and more specific details contained elsewhere in this prospectus, including a more detailed summary of the terms of the notes under “Description of the Exchange Notes” beginning on page 131. In this section, “we” or the “Company” refers to American Renal Associates Holdings, Inc. and not to any of its subsidiaries.

Issuer	American Renal Associates Holdings, Inc.

Exchange Notes Offered	$135,000,000 aggregate principal amount of 9.75% / 10.50% Senior PIK Toggle Notes due 2016.

Maturity Date	March 1, 2016.

Interest Payment Dates	March 1 and September 1, commencing September 1, 2011.

Interest

American Renal Associates Holdings, Inc. may elect to pay interest on the notes (1) entirely in cash (“Cash Interest”), (2) entirely as PIK Interest (“PIK Interest”) or (3) 50% as Cash Interest and 50% as PIK Interest. Cash Interest on the notes will accrue at the rate of 9.75% per annum and PIK Interest on the notes will accrue at the rate of 10.50% per annum. Following an increase in the principal amount of the outstanding notes as a result of a payment of PIK Interest, the notes will accrue interest on such increased principal amount from the date of such payment. The first interest payment will be in the form of PIK Interest. See “Description of the Exchange Notes.”

Guarantees	The notes are not guaranteed by any of the Issuer’s subsidiaries.

Ranking	The notes are general unsecured indebtedness and:

•	rank pari passu in right of payment with all of our existing and future indebtedness that is not, by its terms, expressly subordinated in right of payment to the notes;

•	are effectively subordinated in right of payment to all of our existing and future secured indebtedness to the extent of the value of the assets securing such indebtedness;

•	rank senior in right of payment to all of our future indebtedness that are expressly subordinated in right of payment to the notes

•	are structurally subordinated to all of the existing and future indebtedness and other liabilities of our subsidiaries.

Use of Proceeds	There will be no cash proceeds to us from the exchange offer. See “Use of Proceeds.”

Optional Redemption	Prior to March 1, 2013, we may redeem some or all of the notes at a redemption price of 100% of the principal amount of each note to be redeemed plus a make-whole premium described in “Description of the Exchange Notes—Optional Redemption,” together with accrued and unpaid interest, if any, thereon. Thereafter we may redeem the notes, in whole or in part, at any time on or after March 1, 2013, at the redemption prices specified under “Description of the Exchange Notes—Optional Redemption.”

Mandatory Redemption

Certain equity offerings will be triggering events which will require us to use the net proceeds from the equity offering to repurchase notes at 105% of the principal amount of the notes, as of the redemption date, at any time prior to March 1, 2013 and at redemption prices described under “Description of the Exchange Notes—Optional Redemption” at anytime thereafter, in each case, plus accrued and unpaid interest, if any, to the repurchase date.

Change of Control

Upon a change of control, we must offer to repurchase the notes at 101% of the principal amount, plus accrued and unpaid interest, if any, to the repurchase date. See “Description of the Exchange Notes—Repurchase at the Option of Holders —Change of Control.”

Certain Covenants	The indenture governing the notes contains covenants that, among other things, limit our ability and ability of our restricted subsidiaries to:

•	incur additional indebtedness or issue certain preferred stock;

•	pay dividends or make distributions on our capital stock or repurchase our capital stock;

•	make certain investments or other restricted payments;

•	create liens on assets;

•	transfer or sell assets;

•	place restrictions on the ability of subsidiaries to pay dividends or make other distributions to us;

•	merge with or into other companies; and

•	enter into certain types of transactions with shareholders and affiliates.

These covenants are subject to important exceptions and qualifications, which are described in “Description of the Exchange Notes—Certain Covenants.”

Voting	The exchange notes will be treated along with the outstanding notes as a single class for voting purposes.

No Prior Market

The exchange notes will be freely transferable but will be new securities for which there will not initially be a market. Accordingly, we cannot assure you whether a market for the exchange notes will develop or as to the liquidity of any such market that may develop. The initial purchasers of the outstanding notes have informed us that they currently intend to make a market in the exchange notes; however, they are not obligated to do so, and they may discontinue any such market-making activities at any time without notice.

Risk Factors	Potential investors in the notes should carefully consider the matters set forth under the caption “Risk Factors” prior to making an investment decision with respect to the notes.

Summary Historical and Pro Forma Consolidated Financial and Other Data

Set forth below is our summary historical and pro forma consolidated financial data at the dates and for the periods indicated. The statement of operations and other financial data for the period May 8, 2010 through December 31, 2010 (successor) and the related consolidated statements of operations for the period January 1, 2010 through May 7, 2010, and for each of the two years in the period ended December 31, 2009 (predecessor) and the balance sheet data as of December 31, 2010 (successor) and December 31, 2009 (predecessor) have been derived from our historical consolidated financial statements included elsewhere in this prospectus, which have been audited by Grant Thornton LLP. The unaudited interim summary historical and pro forma consolidated financial data for the three months ended March 31, 2011 were derived from our historical consolidated financial statements included elsewhere in this prospectus.

The unaudited condensed consolidated statements of income give effect to the Pro Forma Adjustments as if they had occurred on January 1, 2010. The Pro Forma Adjustments are described below and in the accompanying notes, which should be read in conjunction with these unaudited condensed consolidated financial statements.

The unaudited pro forma condensed consolidated statements of income give effect to the Merger Transactions and the following transactions (together, the “Pro Forma Adjustments”):

(i)	the Merger, including the cash equity investment by our Sponsor as well as related transaction expenses,

(ii)	the issuance of the Senior Secured Notes with related interest expense and amortization of deferred financing costs and fees capitalized,

(iii)	the issuance of the Senior PIK Toggle Notes with related interest expense and amortization of deferred financing costs and fees capitalized,

(iv)	the effect on noncontrolling interests resulting from the purchase and sale of such noncontrolling interests in various clinics,

(v)	the annual fee paid to Centerbridge Advisors, L.L.C. in accordance with the management agreement entered into in connection with the Merger Transactions, and

(vi)	the asset, liability and non-controlling interest valuations and the related purchase price allocations.

The unaudited pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable under the circumstances. The unaudited pro forma condensed consolidated financial information is presented for informational purposes only. The unaudited pro forma condensed consolidated financial information does not purport to represent what our results of operations would have been had the pro forma adjustments actually occurred on the dates indicated, and they do not purport to project our results of operations for any future period or as of any future date. Further, the unaudited pro forma consolidated financial statements do not reflect the impact of restructuring activities, cost savings, employee termination costs and other exit costs that may result from or in connection with the Merger Transactions. The unaudited pro forma condensed consolidated financial information should be read in conjunction with the information contained in other sections of this prospectus, particularly the sections entitled “The Merger Transactions,” “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes thereto included elsewhere in this prospectus. All pro forma adjustments and their underlying assumptions are described more fully in the notes to our unaudited pro forma condensed consolidated financial statements.

The Merger was accounted for as a business combination using the acquisition method of accounting. The pro forma information presented includes all adjustments required to reflect the fair value of assets, both tangible and intangible, acquired, liabilities assumed and noncontrolling interests based upon valuations of assets acquired, liabilities assumed and noncontrolling interests.

	Historical					Pro Forma

	Predecessor Entity				Successor Entity	Year Ended December 31, 2010	Three Months Ended March 31, 2011
	As of and for the Year Ended December 31,		As of and for the Three Months Ended March 31, 2010	As of May 7, 2010 and for the period from January 1, 2010 through May 7, 2010	As of December 31, 2010 and for the period from May 8, 2010 through December 31, 2010
(in thousands, except ratios and operating data)	2008	2009
			(unaudited)			(unaudited)	(unaudited)
Statement of Income Data:
Net patient service revenue	$217,777	$262,989	$71,632	$102,094	$202,761	$304,855	$84,668

Operating expenses:
Patient care costs	141,810	170,826	46,412	66,042	130,558	194,960	54,280
General and administrative expense	19,944	24,819	6,098	10,016	22,517	30,276	10,388
Merger and related expenses	—	—	1,766	7,378	15,783	—	36
Depreciation and amortization	9,777	12,127	3,092	4,429	10,746	16,634	4,349
Provision for doubtful accounts	4,834	3,216	1,146	(334)	1,915	1,581	1,264

Total operating expenses	176,365	210,988	58,514	87,531	181,519	243,451	70,317

Operating income	41,412	52,001	13,118	14,563	21,242	61,404	14,351
Interest expense, net	(13,729)	(14,948)	(4,230)	(5,717)	(14,821)	(38,418)	(10,007)

Income (loss) before income taxes	27,683	37,053	8,888	8,846	6,421	22,986	4,344
Income tax expense (benefit)	6,860	9,524	2,402	2,264	(2,260)	(1,850)	(1,273)

Net income (loss)	20,823	27,529	6,486	6,582	8,681	24,836	5,617
Less: Net income attributable to noncontrolling interests	(17,179)	(22,391)	(6,242)	(9,266)	(18,444)	(27,078)	(7,549)

Net income (loss) attributable to ARAH	$3,644	$5,138	$244	$(2,684)	$(9,763)	$(2,242)	$(1,932)

Other Financial Data:
Adjusted EBITDA (including noncontrolling interests) (1)	$52,671	$67,724	$18,181	$26,589	$52,629	$79,321	$21,875
Adjusted EBITDA (1)	35,492	45,333	11,939	17,323	34,185	52,243	14,326
Capital expenditures (2)	21,254	15,067	2,683			18,708	5,886

Operating Data:
Number of clinics (as of end of period)	75	83	83			93	97
Patients (as of end of period)	4,545	5,405	5,647			6,628	6,830
Number of treatments	604,888	745,812	203,028			870,752	243,238
Non-acquired treatment growth (3)	20.1%	20.6%	16.3%			15.6%	14.3%
Revenues per treatment (4)	$360	$353	$353			$350	$348
Patient care costs per treatment (4)	$234	$229	$229			$224	$223
General and administrative expenses per treatment (4)	$33	$33	$30			$35	$43

As of March 31, 2011 (unaudited)
(dollars in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$15,482
Working capital (5)	32,071
Total assets	702,564
Total debt and capital lease obligations	378,353
ARAH Equity	54,203

(1)

Adjusted EBITDA is defined as net income attributable to ARH before income taxes, interest expense, depreciation and amortization, and we further adjust for non-cash charges, non-recurring charges and pro forma amounts for acquisitions as if they had been consummated on the first day of each period. We believe Adjusted EBITDA provides information useful for evaluating our businesses and understanding our operation performance in a manner similar to management. We believe Adjusted EBITDA is helpful in highlighting trends because Adjusted EBITDA excludes the results of decisions that are outside the control of operating management and can differ significantly from company to company depending on long-term strategic decisions regarding capital structure, the tax jurisdictions in which companies operate and capital investments. In addition, we present Adjusted EBITDA because it is one of the components used in the calculations under the covenants contained in our revolving credit facility. Adjusted EBITDA is not a measure of operating performance computed in accordance with GAAP and should not be considered as a substitute for operating income, net income, cash flows from operations, or other statement of operations or cash flow data prepared in conformity with GAAP, or as measures of profitability or liquidity. In addition, Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Adjusted EBITDA may not be indicative of historical operating results, and we do not mean for it to be predictive of future results of operations or cash flows. Adjusted EBITDA has limitations as an analytical tool, and you should not consider this item in isolation, or as a substitute for an analysis of our results as reported under GAAP. Some of these limitations are that Adjusted EBITDA:

•	does not include interest expense—as we have borrowed money for general corporate purposes, interest expense is a necessary element of our costs and ability to generate profits and cash flows;

•

does not include depreciation and amortization—because construction and operation of our dialysis clinics requires significant capital expenditures, depreciation and amortization are a necessary element of our costs and ability to generate profits;

•	does not include stock-based compensation expense;

•	does not reflect changes in, or cash requirements for, our working capital needs; and

•	does not include certain income tax payments that represent a reduction in cash available to us.

You should not consider Adjusted EBITDA as an alternative to income from operations or net income, determined in accordance with GAAP, as an indicator of our operating performance, or as an alternative to cash flows from operating activities, determined in accordance with GAAP, as an indicator of cash flows or as a measure of liquidity.

The following table presents the reconciliation from net income to Adjusted EBITDA for the periods indicated:

	Historical					Pro Forma

	Predecessor Entity				Successor Entity
	As of and for the Year Ended December 31,		For the Three Months Ended March 31, 2010	For the period from January 1, 2010 through May 7, 2010	For the period from May 8, 2010 through December 31, 2010	Year Ended December 31, 2010	Three Months Ended March 31, 2011
	2008	2009
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net income	$20,823	$27,529	$6,486	$6,582	$8,681	$24,836	$5,617
Add:
Stock-based compensation	1,482	1,135	165	219	4,403	587	2,968
Depreciation and amortization	9,777	12,127	3,092	4,429	10,746	16,634	4,349
Interest expense, net	13,729	14,948	4,230	5,717	14,821	38,418	10,007
Income tax expense (benefit)	6,860	9,524	2,402	2,264	(2,260)	(1,850)	(1,273)
Merger and related expenses	—	—	1,766	7,378	15,783	—	36
Initial public offering transaction expenses	—	1,797	—	—	—	—	—
Management fee	—	—	—	—	455	648	171
Specified legal costs	—	664	40	—	—	48	—

Adjusted EBITDA (including noncontrolling interests)	52,671	67,724	18,181	26,589	52,629	79,321	21,875
Less: Net income attributable to noncontrolling interests	(17,179)	(22,391)	(6,242)	(9,266)	(18,444)	(27,078)	(7,549)

Adjusted EBITDA	$35,492	$45,333	$11,939	$17,323	$34,185	$52,243	$14,326

This presentation of Adjusted EBITDA may not be directly comparable to similarly titled measures of other companies, since not all companies use identical calculations.

(2)	Includes the following capital expenditure by type:

	Historical Predecessor Entity			Pro Forma Year Ended December 31, 2010	Three Months Ended March 31, 2011
	Year Ended December 31,		Three Months Ended March 31, 2010
	2008	2009
Development capital expenditures	$18,764	$11,056	$1,600	$15,438	$4,951
Maintenance capital expenditures	2,490	4,011	1,083	3,270	935

Total capital expenditures	$21,254	$15,067	$2,683	$18,708	$5,886

(3)

We calculate non-acquired treatment growth by dividing the number of treatments performed during the applicable period by the number of treatments performed during the corresponding prior period, excluding the number of treatments performed at clinics acquired during the applicable period, and expressing the resulting number as a percentage.

(4)

We calculate revenues per treatment, patient care costs per treatment and general and administrative expenses per treatment by dividing net operating revenues, patient care costs and general and administrative expenses for the applicable period by the number of treatments performed in the applicable period.

(5)	Current assets minus current liabilities.

RISK FACTORS

Investing in the notes involves a high degree of risk. You should consider carefully the risks and uncertainties described below, together with all of the other information in this prospectus, including the financial statements and the related notes appearing at the end of this prospectus, before making an investment decision. If any of the following risks actually occur, they may materially harm our business, prospects, financial condition and results of operations, which in turn could adversely affect our ability to repay the notes. You may lose all or part of your original investment.

Risks Related to the Exchange Offer

If you choose not to exchange your outstanding notes, the present transfer restrictions will remain in force and the market price of your outstanding notes could decline.

If you do not exchange your outstanding notes for exchange notes in the exchange offer, then you will continue to be subject to the transfer restrictions on the outstanding notes as set forth in the offering memorandum distributed in connection with the private offering of the outstanding notes. In general, the outstanding notes may not be offered or sold unless they are registered or exempt from registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreement, we do not intend to register resales of the outstanding notes under the Securities Act. You should refer to “Summary—The Exchange Offer” and “The Exchange Offer” for information about how to tender your outstanding notes.

The tender of outstanding notes under the exchange offer will reduce the principal amount of the outstanding notes outstanding, which may have an adverse effect upon, and increase the volatility of, the market price of the outstanding notes due to reduction in liquidity.

Certain persons who participate in the exchange offer must deliver a prospectus in connection with resales of the exchange notes.

Based on interpretations of the staff of the SEC contained in Exxon Capital Holdings Corp., SEC no-action letter (April 13, 1988), Morgan Stanley & Co. Inc., SEC no-action letter (June 5, 1991) and Shearman & Sterling, SEC no-action letter (July 2, 1983), we believe that you may offer for resale, resell or otherwise transfer the exchange notes without compliance with the registration and prospectus delivery requirements of the Securities Act. However, in some instances described in this prospectus under “Plan of Distribution,” certain holders of exchange notes will remain obligated to comply with the registration and prospectus delivery requirements of the Securities Act to transfer the exchange notes. If such a holder transfers any exchange notes without delivering a prospectus meeting the requirements of the Securities Act or without an applicable exemption from registration under the Securities Act, such a holder may incur liability under the Securities Act. We do not and will not assume, or indemnify such a holder against, this liability.

Your ability to transfer the notes may be limited by the absence of an active trading market, and an active trading market may not develop for the notes.

We do not intend to apply for a listing of the exchange notes on a securities exchange or on any automated dealer quotation system. There is currently no established market for the exchange notes, and we cannot assure you as to the liquidity of markets that may develop for the exchange notes, your ability to sell the exchange notes or the price at which you would be able to sell the exchange notes. If such markets were to exist, the exchange notes could trade at prices that may be lower than their principal amount or purchase price depending on many factors, including prevailing interest rates, the market for similar notes, our financial and operating performance and other factors. We cannot assure you that an active market for the exchange notes will develop or, if developed, that it will continue. Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the exchange notes. The market, if any, for the exchange notes may experience similar disruptions and any such disruptions may adversely affect the prices at which you may sell your exchange notes.

Risks Relating to Our Business

If the number of patients with commercial insurance declines, or if the average rates paid by commercial payors decline, our operating results and financial condition would be adversely affected.

Commercial payors pay us on terms and at rates that are generally significantly higher than Medicare rates. For the three months ended March 31, 2011, we derived approximately 41% of our net operating revenues from commercial payors, even though these payors were the source of reimbursement for approximately 13% of the treatments performed. Medicare payment rates are generally insufficient to cover our total operating expenses allocable to providing dialysis treatments for Medicare patients, although in some circumstances they are sufficient to cover their patient care costs. The dialysis services industry is experiencing a growing number of commercial payors seeking to reduce payment rates and impose limitations on out-of-network access and rates. The downward pressure on commercial payment rates is a result of general conditions in the market, recent and future consolidations among commercial payors, increased focus on dialysis services and other factors. Decreases in the number of patients covered by commercial plans, reductions in commercial payor rates and decreases in out-of-network rates or increases in restrictions on out-of-network access could result in a significant decrease in our overall revenues derived from commercial payors.

We are continuously in the process of negotiating agreements with our commercial payors, who are increasingly aggressive in their negotiations with us. In the event that our continued negotiations result in overall commercial rate reductions in excess of overall commercial rate increases, the cumulative effect could have a material adverse effect on our financial results. Consolidations have significantly increased the negotiating leverage of commercial payors. Our negotiations with payors are also influenced by competitive pressures. It is possible that some of our contracted rates with commercial payors may decrease or that we may experience decreases in patient volume as our negotiations with commercial payors continue. In addition to increasing downward pressure on contracted commercial payor rates, payors have been attempting to impose restrictions and limitations on non-contracted or out-of-network providers. Rates for out-of-network providers are on average higher than rates for in-network providers. Commercial payors may restructure their benefits to create disincentives for patients to select or remain with out-of-network providers or may decrease payment rates for out-of-network providers. Through our affiliation with dialysis provider trade organizations, we are resisting attempts to limit access to out-of-network providers through regulatory, legislative and legal means. Because some of our clinics are currently designated as out of network providers for our current commercial payors, decreases in out-of-network rates and restrictions on out-of-network access combined with decreases in contracted rates could result in a significant decrease in our overall revenue derived from commercial payors. If the average rates that commercial payors pay us decline significantly, it would have a material adverse effect on our revenues, earnings and cash flows.

Additionally, our revenues are sensitive to the percentage of patients with commercial insurance coverage. A patient’s insurance coverage may change for a number of reasons, including as a result of changes in the patient’s or a family member’s employment status. Currently, for a patient covered by an employer group health plan, Medicare generally becomes the primary payor after 33 months, including a 3-month coordination of benefits period. When Medicare becomes the primary payor, the payment rate we receive for that patient shifts from the employer group health plan rate to the usually lower Medicare payment rate. If there is a significant reduction in the number of patients under higher-paying commercial plans relative to government-based programs, our revenues, earnings and cash flows would be adversely affected.

We have seen an increase in the number of patients who have government-based programs as their primary payors which we believe is largely due to the current economic recession which has reduced the percentage of patients covered under commercial insurance plans. To the extent there are sustained or increased job losses in the United States as a result of current economic conditions, we could experience a decrease in the number of patients under commercial plans. We could also experience a further decrease if changes to the healthcare regulatory system result in fewer patients covered under commercial plans. In addition, our continued negotiations with commercial payors could result in a decrease in the number of patients under commercial plans to the extent that we cannot reach agreement with commercial payors on rates and other terms. If there is a significant reduction in the number of patients under higher-paying commercial plans relative to government-based programs that pay at lower rates, it would have a material adverse effect on our revenues, earnings and cash flows.

Changes in the structure of, and payment rates under, state Medicaid programs and the Medicare ESRD program could adversely affect our operating results and financial condition.

Medicare, as required by the Medicare Improvements for Patients and Providers Act of 2008 (“MIPPA”, Pub. L. No. 110-275), modified its method for calculating payments to outpatient dialysis facilities, effective January 1, 2011. A final rule implementing this legislation was issued on August 12, 2010. See 75 Fed. Reg. 49030. Under the previous method, known as the composite rate methodology, Medicare paid a fixed amount for each dialysis treatment but provided additional reimbursements for laboratory services, administration of pharmaceuticals and for certain pharmaceutical, such as EPO. Under the new prospective payment methodology, known as the bundled payment system, each outpatient dialysis facility receives a single all-inclusive payment designed to cover the dialysis treatment and supplies, laboratory services, administration of pharmaceuticals, and the pharmaceuticals themselves, including EPO.

The per-treatment base-bundled rate payable to each facility is adjusted to take by an inflation factor and geographic variations in wage rates, may be adjusted upward if the treatment volume at a given facility falls below certain thresholds, and may further be adjusted to accommodate each facility’s case-mix (e.g., patient age, body surface, body mass index co-morbidities). Facilities may also receive additional payments for so-called outliers, cases where the cost of treatment significantly exceeds the imputed Medicare payment for that patient.

The new methodology also requires dialysis facilities to provide new services within the payment bundle such as oral vitamin D medications and an expanded list of laboratory tests. Historically these services were separately billable; now the dialysis facility is operating “at risk” for these ancillary items and services. If EPO utilization, for instances increases beyond that contemplated when the bundled rate was set by CMS, then that could have a significant adverse effect on facility’s profitability. With regard to the expanded list of case-mix adjustors, these are difficult for our dialysis clinics or billing and other systems to document and track which results in an increased risk in a reduction in the amounts of the payments that we would otherwise be entitled to receive.

The new prospective payment rule also requires the new single bundled payment base rate to be adjusted annually for inflation based upon a market basket index, less a productivity adjustment, beginning in 2012. Also, beginning in 2012, the rule provides for up to a 2% withholding that can be earned back by facilities that meet certain defined clinical performance standards. However, to the extent our facilities do not fully meet the established benchmarks, we may not earn back all (or any) of the dollars withheld.

Dialysis providers were given the option to make a one-time election by November 1, 2010 to move fully to the bundled payment system in 2011 or to phase in the payment system over four years, in each case commencing on January 1, 2011. All of our clinics with the exception of one elected to move fully to the bundled payment system. Given the limited timeframe in which the bundled payment system has been in effect, at this time we cannot predict whether we will be able to reduce our operating costs to a level that will fully offset any reduction in overall reimbursement for services we provide to Medicare patients. In addition, we may experience increases in operating costs, such as labor and supply costs, that may not fully off-set by inflation-based increases in Medicare payments.

Further, to ensure budget neutrality during the four-year transition, Medicare reduced each facility’s payments by 3.1 percent based on the assumption that more than half of the dialysis facilities nationwide would opt to participate in the transition. The actual percentage of facilities which elected to forego the transition and be paid fully under the blended rate methodology effective January 1, 2011, was about 87 percent. As a result, CMS announced in 76 Fed. Reg. 18930 that for services furnished April 1, 2011 through December 31, 2011, it would eliminate the 3.1 percent payment reduction.

We derived approximately 2% of our revenues for the three months ended March 31, 2011, from patients who have Medicaid as their primary coverage. As state governments face increasing budgetary pressure, they may propose reductions in payment rates, delays in the timing of payments, limitations on eligibility or other changes to Medicaid programs. Some states have already taken steps to reduce or delay payments. In addition, Medicaid eligibility requirements mandate that citizen enrollees in Medicaid programs provide documented proof of citizenship. Our revenues, earnings and cash flows could be negatively affected to the extent that we are not paid by Medicaid or other state programs for services provided to patients who are unable to satisfy the eligibility requirements, including undocumented patients living in the United States. If state governments reduce the rates paid by Medicaid programs for dialysis and related services, delay the timing of payment for services provided, further limit eligibility for Medicaid coverage or adopt changes to the Medicaid payment structure which reduces our overall payments from Medicaid, then our revenues, earnings and cash flows could be adversely affected.

On December 17, 2010, the Department of Veterans Affairs published a final rule, (75 Fed. Reg. 78901) effective in February 2011, which materially changed the payment methodology and ultimately the amount paid for dialysis services furnished to veterans in non-VA centers such as ours. In the final rule, the VA adopted the bundled payment system implemented by Medicare and estimated a reduction of 39% in payments for dialysis services to veterans at non-VA centers. The new VA payment methodology has had a significant negative impact on our net operating revenues and cash flows as a result of the reduction in rates or as a result of the decrease in the number of VA patients we serve. Given the limited timeframe in which the bundled payment system has been in effect, at this time we cannot predict whether we will be able to reduce our operating costs to a level that will fully offset any reduction in overall reimbursement for services we provide to VA patients.

During the three months ended March 31, 2011, we derived approximately 59% of our revenues from reimbursement from federal programs, such as Medicare and Medicaid. Prior to January 2011, the Medicare ESRD program paid us for dialysis treatment services at a single composite rate for each dialysis treatment, adjusted based upon geography and individual patient characteristics. The composite rate included the supplies used in those treatments, specified laboratory tests and certain pharmaceuticals. This Medicare ESRD program did not provide for regular percentage increases in the composite rate. Accordingly, the amounts by which we were reimbursed for our services were not adjusted to keep pace with inflation, even if our operating costs, which include labor and supply costs, increased.

Other services and pharmaceuticals, vitamin D analogs, and iron supplements, were separately billed. These separately-billable pharmaceuticals included erythropoietin (“EPO”), a pharmaceutical used to treat anemia, a common complication associated with ESRD.

Beginning in January 2011, Medicare ESRD payments are made under a bundled payment rate which provides for a fixed rate for all goods and services provided during the dialysis treatment, including laboratory services, the administration of pharmaceuticals and payments for pharmaceuticals such as EPO that were separately billed under the previous methodology. Further the bundled payment system requires dialysis facilities to provide new services within the payment bundle such as oral vitamin D medications and an expanded list of laboratory tests. Historically these services were separately billable; now the dialysis facility is at risk for utilization with reimbursement set at a fixed rate. With regard to the expanded list of case-mix adjustors, these are difficult for our dialysis clinics or billing and other systems to document and track which results in an increased risk in a reduction in the amounts of the payments that we would otherwise be entitled to receive. The rule also requires the new single bundled payment base rate to be adjusted annually for inflation based upon a market basket index, less a productivity adjustment, beginning in 2012. Also, beginning in 2012, the rule provides for up to a 2% withholding that can be earned back by facilities that meet certain defined clinical performance standards. To the extent our facilities do not fully meet the established benchmarks, however, we may not earn back all (or any) of the dollars withheld.

Dialysis providers were given the option to make a one-time election by November 1, 2010 to move fully to the bundled payment system in 2011 or to phase in the payment system over four years, in each case commencing on January 1, 2011. All of our clinics with the exception of one elected to move fully to the bundled payment system. Given the limited timeframe in which the bundled payment system has been in effect, at this time we cannot predict whether we will be able to reduce our operating costs to a level that will fully offset any reduction in overall reimbursement for services we provide to Medicare patients. In addition, we experience increases in operating costs that are subject to inflation, such as labor and supply costs, regardless of whether there is a compensating inflation-based increase in Medicare payment rates or the new bundled payment.

On July 8, 2011, CMS published for public comment its proposed updates and adjustments to Medicare payments to dialysis facilities for ESRD beneficiaries. If the proposed rule is implemented CMS estimates that for calendar year 2012 payment rates should increase by 1.8%, which represents a 3.00% increase as a result of inflation (ESRD market basket) less a 1.2% productivity adjustment required by statute. The proposed rule also would refine and modify the factors to be used in the new Quality Incentive Program (“QIP”). Under the QIP, beginning in 2012, two percent of a facility’s CMS are withheld, but can be earned back if a facility meets certain clinical benchmarks. Of note is that the CMS is proposing to eliminate effective January 1, 2013, one QIP factor that arguably improves with administration if ESAs, such as EPO. CMS and the FDA are concerned that ESAs may increase the risk of a heart attack and other side effects. Therefore, CMS has concluded that it would not be appropriate to continue to incentivize ESRD providers and facilities to achieve hemoglobin levels above 10g/dL in all patients. It is unclear what impact this proposed modification would have our operations or finances. On the one hand, in may reduce costs by lowering the volume of EPO used and purchased, but on the other hand it may adversely affect our facilities’ QIP scores. Further, reduced usage of EPO may reduce payments from private insurers that reimburse separately for EPO.

Federal or state healthcare reform laws could adversely affect our operating results and financial condition.

On March 30, 2010, President Obama signed into law the Health Care and Education Reconciliation Act that modified the newly enacted Patient Protection and Affordable Care Act, commonly and jointly referred to as the Health Care Reform Act. This culmination of a year-long legislative process will have a significant impact on the health care delivery system. Much of that impact, specifically as related to dialysis services, is unknown.

The Health Care Reform Act, among other things, sets out a plan for a type of universal healthcare coverage. A number of states, including California, Colorado, Connecticut, Massachusetts, New York and Pennsylvania, are also contemplating significant reform of their health insurance markets. Other states have mounted legal challenges to the implementation of certain aspects of the Health Care Reform Act. The Health Care Reform Act, along with possible changes at the state level, will affect both public programs and privately-financed health insurance arrangements. Both the new federal law and the state proposals increase the number of insured persons by expanding eligibility for public programs or assistance, and compelling individuals and employers to purchase health coverage. At the same time, these laws seek to reform the underwriting and marketing practices of health plans. These laws could further increase pricing pressure on existing commercial payors. As a result, commercial payors may likely seek to lower their rates of reimbursement for the services we provide. The state proposals are still being debated in various legislatures and the legal challenges to the Health Care Reform Act are pending in various courts, including four United States Courts of Appeals.

Given the recent enactment of the Health Care Reform Act, and taking into account proposed state reforms and possible legal challenges, we cannot predict how our business will be affected by the full implementation of these and future actions. The Health Care Reform Act, in connection with state initiatives, may increase our costs, decrease our revenues, expose us to expanded liability or require us to revise the ways in which we conduct our business, any of which could adversely affect our operating results and financial condition.

If we fail to adhere to all of the complex federal, state and local government regulations that apply to our business, we could suffer severe consequences and it could adversely affect our operating results and financial condition.

Our dialysis operations are subject to extensive federal, state and local government regulations, all of which are subject to change. These government regulations currently relate, among other things, to:

•	government healthcare program participation requirements and reimbursement for patient services, including Medicare and Medicaid reimbursement rules and regulations;

•	federal and state anti-kickback laws, the federal Stark Law’s prohibition on physician self-referrals and analogous state physician self-referral statutes;

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false claims prohibitions for healthcare reimbursement programs and other fraud and abuse laws and regulations, including amendments to the federal False Claims Act in 2009 and a provision in the Health Care Reform Act extending the federal False Claims Act to include, under certain circumstances, claims based on violations of the federal anti-kickback law;

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federal and state laws regarding record keeping requirements, privacy and security protections applicable to the collection, use and disclosure of protected health information, security breach notification requirements relating to protected health information, and standards for the exchange of electronic health information, electronic transactions and code sets and unique identifiers for providers;

•	corporate practice of medicine;

•	licensing and certification requirements applicable to our dialysis clinics; and

•	regulation related to health, safety and environmental compliance, including medical waste disposal.

We endeavor to comply with all of the requirements for receiving Medicare and Medicaid payments and to structure all of our relationships with physicians to comply with state and federal anti-kickback laws, the federal Stark Law and applicable state self-referral laws. However, the laws and regulations in this area are complex and subject to varying interpretations. For example, if a governmental agency were to challenge the level of compensation that we pay our medical directors, we could be required to change our practices, face criminal or civil penalties, pay substantial fines or otherwise experience a material adverse effect as a result of a challenge to these arrangements.

Both federal and state government agencies, as well as private payors, have heightened and coordinated audits and administrative, civil, and criminal enforcement efforts as part of numerous ongoing investigations of healthcare organizations. These investigations relate to a wide variety of topics, including the following:

•	cost reporting and billing practices;

•	quality of care;

•	financial reporting;

•	financial relationships with referral sources; and

•	medical necessity of services provided.

In addition, CMS has increased the frequency and intensity of its certification inspections of dialysis clinics. State and federal governments have increased enforcement efforts and discussions related to proposed federal and state healthcare reform raise the possibility of significantly increased funding for enforcement of anti-fraud, physician self-referral, and false claims laws against healthcare providers. We may be especially susceptible to state law regulation risks in states where we have large concentrations of business and in states in which we establish new JVs but in which we may be unfamiliar with the regulatory requirements. For example, we are required to provide substantial documentation related to the administration of pharmaceuticals, including EPO. To the extent that any of this documentation is found insufficient, we may be required to refund any amounts received from this administration by government or commercial payors, and be subject to substantial penalties under applicable laws or regulations. In addition, fiscal intermediaries have increased their prepayment and post-payment reviews. Medicare Administrative Contractors are now active in many, but not all, states and are responsible for performing the functions previously performed by fiscal intermediaries. Medicare has established a network of privately contracted auditors, called Recovery Audit Contractors, or RACs, which will conduct post-payment reviews to identify improper payments made by Medicare to providers. Each of the four RACs has been assigned to one of the four regional jurisdictions covering the United States. RACs are to be paid on a contingency basis for all overpayments identified and recovered. If any of these enforcement actions or payment reviews identifies non-compliance or overpayments by us, they could adversely affect our operating results and financial condition.

The Medicare and Medicaid reimbursement rules related to claims submission, licensing requirements, cost reporting, and payment processes impose complex and extensive requirements upon dialysis providers. A violation or departure from these requirements may result in government audits, lower reimbursements, recoupments or voluntary repayments, and the potential loss of certification. Further, if any of our operations are found to violate these or other government regulations, we could suffer severe consequences that would have a material adverse effect on our revenues, earnings and cash flows including:

•	suspension or termination, through exclusion or otherwise, of our participation in government payment programs;

•	refunds to the government and third-party payors of amounts received in violation of law or applicable payment program requirements;

•	loss of required government certifications or exclusion from government payment programs;

•	loss of licenses required to operate healthcare clinics in some of the states in which we operate;

•	reductions in payment rates or coverage for dialysis and ancillary services and related pharmaceuticals;

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fines, damages or monetary penalties for anti-kickback law violations, federal Stark Law violations, violations of state self-referral and anti-kickback prohibitions, submission of false claims, civil or criminal liability based on violations of law, or other failures to meet regulatory requirements;

•

claims for monetary damages from or on behalf of patients who believe their protected health information has been used or disclosed in violation of federal or state patient privacy laws, or the imposition of fines and penalties for violations of those laws;

•	mandated practice changes that significantly increase operating expenses; and

•	termination of relationships with medical directors or healthcare providers.

In addition, the Office of Inspector General within the Department of Health and Human Services and the Department of Justice have, from time to time, undertaken national enforcement initiatives that focus on specific billing practices or other suspected areas of abuse. If such enforcement initiatives are undertaken or if we become subject to any federal or state audits or investigations we are unable to predict the impact such actions would have on our business, financial position or results of operations. See “Business—Government Regulation.”

The laws and regulations relating to our operations vary from state to state, and many states prohibit general business corporations, as we are, from practicing medicine, controlling physicians’ medical decisions or engaging in some practices such as splitting professional fees with physicians. Possible sanctions for violation of these restrictions include loss of license and civil and criminal penalties. In addition, agreements between the corporation and the physician may be considered void and unenforceable. We have structured our activities and operations to avoid conflict with state law restrictions on the corporate practice of medicine, and we have structured all of our corporate and operational agreements to conform to any licensure requirements, fee-splitting and related corporate practice of medicine prohibitions. See “Business—Government Regulation.” However, other parties may assert that we are engaged in the corporate practice of medicine or unlawful fee-splitting despite the way we are structured. Were such allegations to be asserted successfully before the appropriate judicial or administrative forums, we could be subject to adverse judicial or administrative penalties, certain contracts could be determined to be unenforceable and we may be required to restructure our contractual arrangements.

Our attempt to expand through development of de novo clinics or acquisition of existing dialysis clinics entails risks to our growth, as well as our operating results and financial condition.

We have experienced rapid growth since our inception. We have grown primarily through the development of de novo dialysis clinics as JVs with nephrologists or nephrologist groups, but we have also grown through the acquisition of existing clinics that we have restructured as JVs. Growth through development and acquisition places significant demands on our financial and management resources. Inability on our part to address these demands could adversely affect our growth, as well as our operating results and financial condition.

We generally expand by seeking appropriate locations for a dialysis clinic, taking into consideration the potential patient base, payor types, the availability of a nephrologist to be our medical director and nephrologist partner, and a skilled work force including qualified and cost-effective nursing and technical personnel. The inability to identify suitable locations, suitable nephrologist partners and workforce personnel for our dialysis clinics could adversely affect our growth as well as our operating results and financial condition.

The cost of developing a de novo dialysis clinic can be expensive and may include costs related to construction, equipment and initial working capital. In general, acquiring an existing dialysis clinic is more costly than developing a de novo dialysis clinic, but has historically been a faster means for achieving profitability. De novo dialysis clinics are subject to various risks, including risks associated with the availability and terms of financing for development and securing appropriate licenses. In addition, our de novo clinics may not become cash flow positive or profitable on a timely basis or at all. The inability to develop de novo clinics or acquire existing clinics on reasonable terms or in a cost-effective manner could adversely affect our growth as well as our operating results and financial condition. There is no assurance that we will be able to continue to successfully expand our business through establishing de novo clinics, or that de novo clinics will be able to achieve profitability that is consistent with our past results.

Our business strategy includes the selective acquisition of existing dialysis clinics. Businesses we acquire may have unknown or contingent liabilities or liabilities that are in excess of the amounts that we originally estimated. Although we generally seek indemnification from the sellers of businesses we acquire for matters that are not properly disclosed to us, we may not be successful. In addition, even in cases where we are able to obtain indemnification, we may be subject to liabilities greater than the contractual limits of our indemnification or the financial resources of the indemnifying party. In the event that we are responsible for liabilities substantially in excess of any amounts recovered through rights to indemnification, we could suffer severe consequences that could adversely impact our operating results.

If physicians cease referring patients to our dialysis clinics, our revenues would decrease.

Our dialysis services business is dependent upon patients choosing our clinics as the location for their treatments. Patients may select a clinic based, in whole or in part, on the recommendation of their physician. We believe that physicians and other clinicians typically consider a number of factors when recommending a particular dialysis facility to an ESRD patient, including, but not limited to, the quality of care at a clinic, the competency of a clinic’s staff, convenient scheduling, and a clinic’s location and physical condition. Physicians, including our nephrologist partners who are our medical directors, may change their facility recommendations at any time, which may result in the transfer of our existing patients to competing clinics, including clinics established by the physicians themselves. Our dialysis care business also depends on recommendations by hospitals, managed care plans and other healthcare institutions. If a significant number of providers cease referring their patients to our clinics, this would reduce our dialysis care revenue and could materially adversely affect our overall operations.

Our arrangements with our nephrologist partners and medical directors do not satisfy all the elements of a safe harbor to the federal anti-kickback statute and certain state anti-kickback laws and as a result may subject us to government scrutiny.

We take great efforts to ensure that our JV arrangements and medical director agreements comply with applicable laws and government regulations or fall within applicable safe harbors. Our business model is focused on JVs with nephrologist partners, which we have sought to structure in compliance with the federal anti-kickback statute, the Stark Law, and analogous state anti-kickback and self-referral laws, including the exceptions applicable to Medicare ESRD services. Many of our JVs with physicians or physician groups also involve the nephrologist partners providing medical director services to those clinics. Under Medicare regulations, each of our dialysis clinics is required to have an active medical director who is responsible for decision-making in analyzing core processes and patient outcomes and in stimulating a team approach to Continuous Quality Improvement and patient safety. For these services, we retain a physician on an independent contractor basis at an annual fixed fee to serve as the medical director. In the majority of cases, the medical director is also a nephrologist partner of ours in the particular dialysis clinic in question.

We believe that our relationships with our nephrologist partners, which includes our medical directors, meet most but not all of the elements of one of the safe harbors to the federal anti-kickback statute and may not meet all of the elements of analogous state safe harbors. Arrangements that do not meet all of the elements of a safe harbor are not prohibited under the federal anti-kickback statute but are susceptible to government scrutiny. The Office of Inspector General, or OIG, of the U.S. Department of Health and Human Services, has indicated a concern about joint venture arrangements between physicians and other healthcare providers that may benefit from referrals of patients by those physicians or other business generated between the parties. Accordingly, there is some risk that the OIG or another government agency might investigate our JV arrangements and medical director contracts. In addition, if physician self-referral laws were to be interpreted differently than they currently are, we may be found to be in violation of such laws. If our arrangements with our medical directors were investigated and determined to violate the federal anti-kickback statute or analogous state laws, we could be required to restructure these relationships. We could also be subjected to severe monetary consequences that could adversely affect our operating results and financial condition, including, but not limited to, the repayment of amounts received from Medicare by the offending clinics and the payment of penalties.

If we cannot renew our medical director agreements or enforce the noncompetition agreements with our medical directors, whether due to regulatory or other reasons, our operating results and financial condition could be materially and adversely affected.

Our medical director contracts are for fixed initial ten-year periods with automatic renewal options. Medical directors have no obligation to extend their agreements with us. We may take actions to restructure existing relationships or take positions in negotiating extensions of relationships in an effort to meet the safe harbor provisions of the anti-kickback statute, Stark Law and other similar laws. These actions could negatively impact the decision of physicians to extend their medical director agreements with us or to recommend us to their patients. If the terms of any existing agreement are found to violate applicable laws, we may not be successful in restructuring the relationship which could lead to the early termination of the agreement, or cause the physician to stop recommending our dialysis clinics to their patients. If a significant number of physicians were to cease recommending our dialysis clinics to their patients, whether due to regulatory or other reasons, then our revenues, earnings and cash flows would be substantially reduced.

If a medical director agreement terminates, whether before or at the end of its term, it may negatively impact that former medical director’s decision to treat his or her patients at one of our clinics. All of our medical director agreements provide for noncompetition restrictions prohibiting the medical directors from owning an interest in or serving as a medical director of a competing facility within specified geographical areas for specified periods of time. If we are unable to enforce the noncompetition provisions contained in our medical director agreements, it is possible that these medical directors may choose to provide medical director services for competing providers or establish their own dialysis clinics in competition with ours.

Delays in state Medicare and Medicaid certification of our dialysis clinics could adversely affect our operating results and financial condition.

We are required to obtain state and federal certification for participation in the Medicare and Medicaid programs before we can begin billing for patients treated in our clinics who are enrolled in government-based programs. Due to budgetary pressures, significant delays in certification have occurred in some states and additional delays may occur in the future. For example, the state of Texas stopped certifying dialysis clinics during a portion of 2009, and the state of California experienced significant delays in certifying dialysis clinics during 2009. Failures or delays in obtaining certification could cause significant delays in our ability to bill for services provided to patients covered under government programs, cause us to incur write-offs of investments or accelerate the recognition of lease obligations in the event we have to close clinics or our clinics’ operating performance deteriorates. This could have an adverse effect on our operating results and financial condition.

Our business is subject to substantial competition, which could adversely impact our operating results and financial condition as well as growth.

The development, acquisition and operation of dialysis clinics is highly competitive. Our competition comes from other dialysis clinics, many of which are owned by much larger public companies, small to mid-sized private companies, acute care hospitals, nursing homes and physician groups. The dialysis industry is rapidly consolidating, resulting in several large dialysis companies competing with us for the acquisition of existing dialysis clinics and the development of relationships with nephrologists to serve as medical directors for new clinics. Over the past few years, several dialysis companies, including some of our largest competitors, have adopted a JV model of dialysis clinic ownership resulting in increased competition in the development, acquisition and operation of our JV dialysis clinics. The addition of competitors using a JV model could adversely affect our growth as well as our operating results and financial condition. Some of our competitors have significantly greater financial resources, more dialysis clinics and a significantly larger patient base. Some of our competitors may also be able to achieve better economies of scale by asserting leverage against their suppliers and other commercial parties.

Changes in clinical practices relating to EPO, the use and marketing of alternatives to EPO and fluctuation in prices for EPO and other pharmaceuticals could adversely affect our operating results and financial condition as well as our ability to care for patients.

Changes in clinical practices that result in decreased use of prescribed pharmaceuticals or changes in payment rates for those pharmaceuticals could adversely affect our payments from commercial payors and this could adversely affect our operating results and financial condition. Since late 2006, there has been significant media discussion and government scrutiny regarding anemia management practices in the United States which has created confusion and concern in the nephrology community. In late 2006, the House Ways and Means Committee held a hearing, entitled “Patient Safety and Quality Issues in End Stage Renal Disease Treatment,” which discussed the issue of the utilization of erythropoiesis stimulating agents, or ESAs, which include EPO, and in 2007, the FDA required changes to the labeling of EPO and Aranesp® to include a black box warning, the FDA’s strongest form of warning label. The FDA held additional hearings to revisit these label changes as they apply to ESRD. CMS also reviewed its EPO reimbursement policies and in January 2008, changes to the EPO monitoring policy went into effect which further limited reimbursement and which impacted the prescribing habits of our physicians and which has in the past and may in the future result in lower pharmaceutical intensities. Most recently, on March 24, 2010, the CMS Medical Evidence Development & Coverage Committee (“MEDCAC”) met to examine currently available evidence on the use of erythropoiesis stimulating agents (“ESAs”), including EPO. MEDCAC is an independent body established to provide guidance and expert advice to CMS on clinical issues. At the meeting, evidence was presented from current and recently completed clinical studies regarding the effectiveness of use of ESAs to manage anemia in patients who have chronic kidney disease. It is difficult to assess the impact of these possible changes on Medicare payments. On the one hand, reductions in frequency with which ESAs are administered should reduce costs. On the other hand, though, Medicare may reduce the per-treatment base-rate to reflect this reduction. These changes, to the extent that they lead to a reduction in drug utilization, may adversely affect payments from those commercial payors that reimburse facilities separately for each dose of an ESA that is administered to a covered patient. This in turn could have a material adverse effect on our revenues, earnings and cash flows.

Amgen Inc. (“Amgen”) is the sole supplier of EPO. We purchase EPO from Amgen through a group purchasing organization that negotiates the terms on which we purchase EPO. The available supply of EPO could be delayed or reduced, whether by Amgen itself, through unforeseen circumstances or as a result of excessive demand. In addition, our group purchasing organization may be unable to negotiate acceptable terms for us to purchase EPO from Amgen, or Amgen may unilaterally decide to increase its price for EPO at any time. If that occurs, we may have no ability on our part to pass any price increases to our non-prospective payment payors, e.g., Medicare. Future changes in the cost of EPO could have a material adverse effect on our earnings and cash flows and ultimately reduce our income. Although our agreements with our group purchasing organization and Amgen for EPO include potential rebates that depend upon our reaching certain targets, we cannot predict whether we will continue to receive rebates for EPO at the levels that we currently receive, or whether we will continue to achieve the same levels of rebates within that structure as we have historically achieved. Our agreements with our group purchasing organization and Amgen provide for specific rebates off list price based on a combination of factors, including data submission. Factors that could affect our ability to qualify for rebates provided for in our agreements with our group purchasing organization and Amgen in the future include our ability to track data elements. Failure to meet targets and earn the specified rebates could adversely affect our operating results and financial condition.

Amgen has developed and obtained FDA approval for Aranesp®, and Roche has developed Mircera®, each of which is a pharmaceutical used to treat anemia that may replace EPO or reduce its use with dialysis patients. Unlike EPO, which is generally administered in conjunction with each dialysis treatment, Aranesp® and Mircera® are administered less frequently. If Aranesp®, Mircera® or any future alternatives to EPO are marketed for the treatment of dialysis patients, we may realize lower margins on the administration of these pharmaceuticals than we currently receive for EPO from our commercial payors. A significant increase in the development and use of similar alternatives to EPO, or a change in drug administration practices, could adversely affect our operating results and financial condition.

The proposed changes in the QIP program and the FDA labeling of EPO may affect our finances although its impact cannot be fully assessed at this point. As noted above, effective January 1, 2013, CMS has proposed eliminating a QIP factor that relies on the administration of EPO. CMS is concerned with EPO’s side-effects for certain patients. Reduction in use of EPO by our facilities will reduce their costs, but that reduction could be accompanied by corresponding reduction in the bundled rate to take into account these lower costs. This assumes that reduction in EPO usage leads to a cost reduction. Moreover, voluntary reduction in EPO usage may reduce payments from private payors that reimburse separately for EPO.

Current economic conditions, including the current recession in the United States and the worldwide economic slowdown, as well as further disruptions in the financial markets, could adversely impact our operating results and financial condition.

The current economic recession in the United States and worldwide economic slowdown could adversely affect our operating results and financial condition. Among other things, the potential decline in federal and state revenues that may result from these conditions may create additional pressures to contain or reduce reimbursements for our services from Medicare, Medicaid and other government sponsored programs. Our business may be particularly sensitive to economic conditions in certain states in which we operate a large number of clinics, such as Florida, Rhode Island or others. The increased job losses and elevated unemployment rates in the United States resulting from the recession could result in a smaller percentage of patients being covered by commercial payors and a larger percentage being covered by lower-paying Medicare and Medicaid programs. Employers may also begin to select more restrictive commercial plans with lower reimbursement rates. To the extent that payors are adversely affected by a decline in the economy, we may experience further pressure on commercial rates, delays in fee collections and a reduction in the amounts we are able to collect. In addition, if the current turmoil in the financial markets continues, interest rates may increase and it could be more difficult to obtain credit in the future.

Any or all of these factors, as well as other consequences of the current economic conditions which currently cannot be anticipated, could adversely impact our operating results and financial condition.

We may be subject to liability claims for damages and other expenses not covered by insurance that could adversely impact our operating results.

The administration of dialysis services to patients may subject us to litigation and liability for damages based on an allegation of malpractice, professional negligence in the performance of our treatment and related services, the acts or omissions of our employees, or other matters. Our exposure to this litigation and liability for damages increases with growth in the number of our clinics and treatments performed. Potential judgments, settlements or costs relating to potential future claims, complaints or lawsuits could result in substantial damages and could subject us to the incurrence of significant fees and costs. Our insurance may not be sufficient or available to cover these damages, costs or expenses. Our business, profitability and growth prospects could suffer if we face negative publicity or we pay damages or defense costs in connection with a claim that is outside the scope of any applicable insurance coverage, including claims related to contractual disputes and professional and general liability claims.

Our insurance costs have been increasing substantially over the last several years, and our coverage may not be sufficient to cover claims and losses.

We maintain a program of insurance coverage against a broad range of risks in our business. In particular, we maintain professional liability insurance, subject to deductibles. The premiums and deductibles under our insurance program have been increasing over the last several years as a result of general business rate increases. We are unable to predict further increases in premiums and deductibles, but based on recent experience, we anticipate further increases in this area, which could adversely impact earnings. The liability exposure of operations in the healthcare services industry has increased, resulting not only in increased premiums, but in limited liability on behalf of the insurance carriers. Our ability to obtain the necessary and sufficient insurance coverage for our operations upon expiration of our insurance policies may be limited, and sufficient insurance may not be available on favorable terms, if at all. We could be materially and adversely affected by any of the following:

•	our inability to obtain sufficient insurance for our operations;

•	the collapse or insolvency of our insurance carriers;

•	further increases in premiums and deductibles; and

•	an inability to obtain one or more types of insurance on acceptable terms.

There are significant risks associated with estimating the amount of revenues that we recognize that could impact the timing of our recognition of revenues or have a significant impact on our operating results and financial condition.

There are significant risks associated with estimating the amount of revenues that we recognize in a reporting period. Ongoing insurance coverage changes, geographic coverage differences, differing interpretations of contract coverage, and other payor issues complicate the billing and collection process. Determining applicable primary and secondary coverage for an extensive number of patients at any point in time, together with the changes in patient coverage that occur each month, requires complex, resource-intensive processes. Errors in determining the correct coordination of benefits may result in refunds to payors. Revenues associated with Medicare and Medicaid programs also are subject to estimating risk related to the amounts not paid by the primary government payor that will ultimately be collectible from other government programs paying secondary coverage, the patient’s commercial health plan secondary coverage or the patient. Collections, refunds and payor retractions typically continue to occur for up to three years and longer after services are provided. If our estimates of revenues are materially inaccurate, it could impact the timing of our recognition of revenues and have a significant impact on our operating results and financial condition.

We may be the subject of inquiries by governmental authorities, any of which could result in substantial penalties against us.

From time to time, we may be the subject of inquiries or investigations by governmental authorities. Any negative findings could result in substantial financial penalties against us, exclusion from future participation in the Medicare, Medicaid and other federal health care programs, and, in some cases, criminal penalties. Further, in many cases the mere existence or announcement of any such inquiry could have a material adverse effect on our business. While some proceedings against companies in our industry may be filed under seal, such a whistleblower action under the federal False Claims Act, we have no notice or knowledge that proceedings have been initiated against us at this time. Although we cannot predict whether or when proceedings might be initiated or when these matters may be resolved, it is not unusual for these investigations to continue for a considerable period of time. Responding to these investigations can require substantial management attention and significant legal expense, which could materially adversely affect our operations.

If our key supplier is unable to meet our needs or if we are unable effectively to access new technology it could adversely affect our operating results and financial condition.

Amgen Inc. is the sole supplier of EPO, the administration of which makes up a significant portion of our revenues. If this supplier is unable to meet our needs for EPO or EPO alternatives, including in the event of a product recall, and we are not able to find adequate alternative sources, it could adversely affect our operating results and financial condition.

In addition, the technology related to EPO is subject to new developments that may result in superior products. If we are not able to access these superior products on a cost-effective basis or if suppliers are not able to fulfill our requirements for products, we could face patient attrition which could adversely affect our operating results and financial condition.

Material decisions regarding our dialysis clinics may require consent or trigger rights of our nephrologist partners, and we may be required to purchase the ownership interests of our nephrologist partners or be unable to take actions that we believe are in our best interest.

Our nephrologist partners participate in material strategic and operating decisions we make for our clinics. For example, we generally must obtain the consent of our nephrologist partners before making any material amendments to the operating agreement for the dialysis clinic or admitting additional members. See “Business—JV Operating Agreements”. In addition, some of our JV operating agreements grant our nephrologist partners rights to require us to purchase—at fair market value or book value depending on the circumstances—their ownership interests at certain set times or upon the occurrence of certain triggering events. Event-based triggers of these rights in various JV operating agreements may include sale of assets, closure of the clinic, acquisitions over a certain dollar amount, failure to make distributions and other events. The consummation of the Merger Transactions triggered some of these rights of our nephrologist partners, but such rights were waived. Time-based triggers give nephrologist partners at certain of our clinics the option to require us to purchase previously agreed upon percentages of their ownership interests at certain set dates.

The rights of our nephrologist partners to approve material decisions could limit our ability to take actions that we believe are in our best interest and the best interest of the dialysis clinic. We may not be able to resolve favorably, or at all, any dispute regarding material decisions with our nephrologist partners.

The funds required to honor our put obligations may make it difficult for us to meet our other debt obligations, including borrowings under the Revolving Credit Facility, the Senior Secured Notes and the payments of the notes being exchanged hereby. As a result of the exercise of these rights by nephrologist partners, we may also lose the JV ownership structure in some of our clinics. As of March 31, 2011, we have recorded liabilities of approximately $35 million for all existing time-based obligations and approximately $9 million for all existing event-based obligations to our nephrologist partners, which amounts reflect our estimation of fair market value as of March 31, 2011.

Shortages of qualified skilled clinical personnel, or higher than normal turnover rates, could affect our ability to grow and deliver quality, timely and cost-effective care services.

We depend on qualified nurses and other skilled clinical personnel to provide quality service to patients in our clinics. Competition is intense for qualified nursing, technical staff and nephrologists. We depend on our ability to attract and retain skilled clinical personnel to support our growth and generate revenues. There is currently a shortage of skilled clinical personnel in many of the markets in which we operate our clinics as well as markets in which we are considering opening new clinics. This nursing shortage may adversely affect our ability to grow or, in some cases, to replace existing staff, thereby leading to disruptions in our services. In addition, this shortage of skilled clinical personnel and the more stressful working conditions it creates for those remaining in the profession are increasingly viewed as a threat to patient safety and may trigger the adoption of state and federal laws and regulations intended to reduce that risk. For example, some states have adopted or are considering legislation that would prohibit forced overtime for nurses or establish mandatory staffing level requirements.

In response to the shortage of skilled clinical personnel, we have increased and are likely to have to continue to increase our wages and benefits to recruit and retain nurses or to engage contract nurses at a higher expense until we hire permanent staff nurses. We may not be able to increase the rates we charge to offset increased costs. The shortage of skilled clinical personnel may in the future delay our ability to achieve our operational goals at a dialysis clinic by limiting the number of patients we are able to service. The shortage of skilled clinical personnel also makes it difficult for us in some markets to reduce personnel expense at our clinics by implementing a reduction in the size of the skilled clinical personnel staff during periods of reduced patient admissions and procedure volumes. In addition, we believe that retention of skilled clinical personnel is an important factor in a patient’s decision to continue receiving treatment at one of our clinics. If we are unable to hire skilled clinical personnel when needed, or if we experience a higher than normal turnover rate for our skilled clinical personnel, our operations and treatment growth will be negatively impacted, which would result in reduced revenues, earnings and cash flows.

Growing numbers of skilled clinical personnel are also joining unions that threaten and sometimes call work stoppages. Currently, none of our employees belong to a union. Union organizing activities at our clinics could adversely affect our operating costs, our employee relations, productivity, earnings and cash flows.

Because our senior management has been key to our growth and success, we may be adversely affected if we lose any member of our senior management.

We are highly dependent on our senior management. Although we have employment agreements with our Chairman, Chief Executive Officer, President and Chief Operating Officer, we do not maintain “key man” life insurance policies on any of our officers. Because our senior management has contributed greatly to our growth since inception, the loss of key management personnel or our inability to attract, retain and motivate sufficient members of qualified management or other personnel could have a material adverse effect on us.

We depend on our relationships with our medical directors. Our ability to provide medical services at our facilities would be impaired and our revenues reduced if we were not able to maintain these relationships.

Our business depends on the efforts and success of the physicians who are medical directors at our clinics and the strength of our relationships with these physicians. The efforts of our medical directors directly correlate to the patient satisfaction and operating metrics of our clinics. Our revenues would be reduced if we lost our relationship with one of these key medical directors or group of medical directors. In addition, any failure of these medical directors to maintain the quality of medical care provided or to otherwise adhere to professional guidelines at our clinics or any damage to the reputation of a key medical director or group of medical directors could damage our reputation, subject us to liability and significantly reduce our revenues.

In addition our ability to attract physicians to enter into JV partnerships with us is essential to the growth of our business. If we became unable to attract physicians to enter into JV partnerships it would have a material adverse effect on us.

We will be required to evaluate the effectiveness of our internal controls when we become subject to the Sarbanes-Oxley Act of 2002.

The Sarbanes-Oxley Act of 2002 also requires public companies to have and maintain effective internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements, and have management review the effectiveness of those controls on an annual basis (and, in certain cases, have the independent auditor attest to the effectiveness of such internal controls). We are required to comply with these requirements, and therefore may not have comparable procedures in place as compared to public companies.

We will, to the extent required by Section 404 of the Sarbanes-Oxley Act of 2002, be required to annually complete an evaluation of our internal controls over financial reporting beginning in our 2011 Annual Report on Form 10-K. Because we are currently in the process of evaluating our internal controls, we cannot predict the outcome of this testing and our internal controls over financial reporting may not be effective. If our internal controls are ineffective, our financial results could be adversely affected. We will incur additional expenses and commitment of management’s time in connection with these evaluations.

We are owned and controlled by the Sponsor, and the Sponsor’s interests as equity holders may conflict with yours as a creditor.

The Sponsor owns a significant majority of our equity and, accordingly, has the ability to control our policies and operations. As a result, the Sponsor has control over our decisions to enter into any corporate transaction and have the ability to prevent any transaction that requires the approval of stockholders. In addition, the Sponsor may have an interest in pursuing dispositions, acquisitions, financings or other transactions that, in their judgment, could enhance their equity investments, even though such transactions might involve risks to us as a company.

The Sponsor may direct us to make significant changes to our business operations and strategy, including with respect to, among other things, clinic openings and closings, sales of real estate and other assets, employee headcount levels and initiatives to reduce costs and expenses. We cannot provide assurance that the future business operations of our company will remain broadly in line with our existing operations. The Sponsor is also in the business of making investments for their own accounts in companies, and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. The Sponsor may also pursue acquisition opportunities that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us. So long as investment funds associated with or designated by the Sponsor owns a significant amount of the outstanding shares of our common stock, the Sponsor will continue to be able to influence or effectively control our decisions.

Risks Related to the Notes

The following risks apply to the outstanding notes and will apply equally to the exchange notes.

Our substantial level of indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations under the notes and our other indebtedness.

We have substantial indebtedness. As of March 31, 2011, we had total consolidated indebtedness of $391.6 million, and ARH has an additional $25.0 million available to be borrowed under the ARH Revolving Credit Facility. Our high level of indebtedness could have important consequences. For example, it could:

•

make it more difficult for us to satisfy our obligations under the notes offered hereby, as well as the ARH Revolving Credit Facility, exposing us to the risk of default, which could result in a foreclosure on our assets, which, in turn, would negatively affect our ability to operate as a going concern;

•

require us to dedicate a substantial portion of our cash flow from operations to interest and principal payments on our indebtedness, reducing the availability of our cash flow for other purposes, such as capital expenditures, acquisitions and working capital;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate;

•	increase our vulnerability to general adverse economic and industry conditions;

•	place us at a disadvantage compared to our competitors that have less debt;

•	expose us to fluctuations in the interest rate environment because the interest rates on borrowings under our ARH Revolving Credit Facility will be variable;

•	increase our cost of borrowing;

•	limit our ability to borrow additional funds; and

•	require us to sell assets to raise funds, if needed, for working capital, capital expenditures, acquisitions or other purposes.

Despite our current indebtedness levels, we may still incur significant additional indebtedness, which could increase the risks associated with our substantial indebtedness.

We may be able to incur substantial additional indebtedness, including additional secured indebtedness, in the future. The terms of the indenture governing the notes being exchanged hereby, and our Revolving Credit Facility limit, but do not prohibit, us from incurring additional indebtedness. In addition, the indenture allows us to issue additional notes under certain circumstances. In addition, the indenture does not prevent us from incurring other liabilities that do not constitute indebtedness. See “Description of the Exchange Notes.” This may have the effect of reducing the amounts available to pay interest on the notes. If we incur new debt or other liabilities, the related risks that we now face could intensify.

We may not be able to generate sufficient cash to service our indebtedness, including the notes, and we may be forced to take other actions to satisfy our payment obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments on or to refinance our debt obligations depends on our future performance, which will be affected by financial, business, economic, competitive, legislative, regulatory and other factors. We will not be able to control many of these factors, such as economic conditions in the industry in which we operate, regulatory changes and competitive pressures. Our cash flow may not be sufficient to allow us to pay principal and interest on our debt and to meet our other obligations. If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay investments and capital expenditures, or to sell assets, seek additional capital or restructure or refinance our indebtedness, including the notes. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. In addition, the terms of existing or future debt agreements, including the ARH Revolving Credit Facility and the indenture relating to the notes, may restrict us from pursuing any of these alternatives. Any limitation on our ability to pay principal of and interest on the notes would likely reduce the value of the notes.

The indentures governing the notes offered hereby and the Senior Secured Notes impose, and ARH’s debt agreements impose, significant operating and financial restrictions on us and our subsidiaries, which may prevent us from capitalizing on business opportunities and taking some actions.

The indentures that govern the notes and the Senior Secured Notes and the ARH Revolving Credit Facility impose significant operating and financial restrictions on us. These restrictions limit our ability to, among other things:

•	incur additional indebtedness;

•	incur liens;

•	make investments and sell assets;

•	pay dividends and make other distributions;

•	purchase our stock;

•	engage in business activities unrelated to our current business;

•	enter into transactions with affiliates; or

•	consolidate, merge or sell all or substantially all of our assets.

In addition, under the ARH Revolving Credit Facility, ARH is required to satisfy and maintain specified financial ratios and other financial condition tests. ARH’s ability to meet those financial ratios and tests can be affected by events beyond its control, and we cannot assure you that it will meet those ratios and tests. A breach of any of those covenants could result in a default under the ARH Revolving Credit Facility. Upon the occurrence of an event of default under the ARH Revolving Credit Facility, its lenders could elect to declare all amounts outstanding under the ARH Revolving Credit Facility to be immediately due and payable and terminate all commitments to extend further credit. A breach of any of these covenants could result in a default under the ARA Revolving Credit Facility. Upon the occurrence of an event of default under the ARA Revolving Credit Facility, our lenders could elect to declare all amounts outstanding under our the ARA Revolving Credit Facility to be immediately due and payable and terminate all commitments to extend further credit.

As a result of these covenants and restrictions, we are limited in how we conduct our business, and we may be unable to raise additional debt or equity financing to compete effectively or to take advantage of new business opportunities. The terms of any future indebtedness we may incur could include more restrictive covenants. A breach of any of these covenants could result in a default in respect of the related indebtedness. If a default occurs, the relevant lenders could elect to declare the indebtedness, together with accrued interest and other fees, to be due and payable immediately.

This, in turn, could cause our other debt to become due and payable as a result of cross-acceleration provisions contained in the agreements governing such other debt. In the event that some or all of our debt is accelerated and becomes immediately due and payable, we may not have the funds to repay, or the ability to refinance, such debt.

Our ability to repay the notes depends on the performance of our subsidiaries and their ability to make distributions to us.

We are a holding company; we have no operations of our own and we derive all of our revenues and cash flow from our subsidiaries. We depend on our subsidiaries for dividends and other payments to generate the funds necessary to meet our financial obligations, including payments of principal and interest on the exchange notes offered hereby and the outstanding notes. The earnings from, or other available assets of, our subsidiaries may not be sufficient to pay dividends or make distributions or loans to enable us to make payments in respect of the notes when such payments are due. Moreover, none of our subsidiaries is guaranteeing our notes. Each subsidiary is a separate and distinct legal entity, and has no obligation, contingent or otherwise, to pay amounts due under the notes or to make any funds available to pay those amounts, whether by dividend, distribution, loan or other payments.

Legal and contractual restrictions in agreements governing current and future indebtedness, as well as the financial condition and operating requirements of our subsidiaries, limit our ability to obtain cash from our subsidiaries. Such agreements, including the ARH Revolving Credit Facility and the indentures governing the notes and the Senior Secured Notes, may restrict our subsidiaries from providing us with sufficient dividends, distributions or loans to fund interest and principal payments on the notes when due. For instance, the ARH Revolving Credit Facility does not allow any dividend or distribution to any direct or indirect parent of ARH to make any payments on the notes. Therefore, absent an amendment or refinancing of the ARH Revolving Credit Facility, all of the interest on the notes will be paid as PIK Interest. See “Description of Other Indebtedness.” In addition, if our subsidiaries’ operating performance declines or are unable to generate sufficient cash flow or are otherwise unable to obtain funds necessary to meet required payments on indebtedness, or if our subsidiaries otherwise fail to comply with the various covenants, including financial and operating covenants, in the instruments governing their indebtedness, our subsidiaries could be in default under the terms of the agreements governing such indebtedness. Under such a scenario, our subsidiaries would need to seek to obtain waivers from the required lenders and note holders to avoid being in default, which they may not be able to obtain. In the event of such default, the holders of such indebtedness could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest, could elect to terminate their commitments, cease making further loans and institute foreclosure proceedings against our subsidiaries’ assets, and our subsidiaries could be forced into bankruptcy or liquidation.

In the event of a bankruptcy, liquidation or reorganization or similar proceeding relating to our subsidiaries, you would participate with any other creditors we may have in the assets remaining after our subsidiaries have paid all of their debt and liabilities. Under such circumstances, our subsidiaries may not have sufficient funds to make payments to us since our assets and any of their assets remaining after they have paid their creditors in full may not be sufficient to repay the notes and our other indebtedness, and as such, you may receive less, ratably, than the holders of debt of our subsidiaries and their other liabilities. In any of these cases, we would not be able to fully repay principal or interest on the notes and the market value of the notes would likely decrease substantially.

The notes are structurally subordinated to all indebtedness and liabilities of our subsidiaries.

The notes are structurally subordinated to all debt and liabilities of our subsidiaries. The indenture governing the notes permits our subsidiaries to incur a substantial amount of additional debt, and their ability to incur non-debt obligations is not be limited. As of March 31, 2011, ARAH and its subsidiaries had approximately $391.6 million of total liabilities and potential obligations to purchase at the appraised fair value the noncontrolling interests held by third parties and an additional $25.0 million available to be borrowed under the ARH Revolving Credit Facility.

In the event that any subsidiary or joint venture entity becomes insolvent, liquidates or otherwise reorganizes, the creditors of such subsidiary or joint venture entity, including trade creditors, will generally be entitled to payment in full from the sale or other disposal of assets of such subsidiary, before any direct or indirect shareholder, will be entitled to receive any distributions from such subsidiary or joint venture entity.

In addition, the notes are not be secured by any of our assets. The notes are effectively subordinated to our secured indebtedness to the extent of the value of the assets securing such indebtedness.

We may not be able to repurchase the notes upon a change of control or pursuant to an asset sale.

Upon a change of control, as defined under the indenture governing the notes, the holders of notes will have the right to require us to offer to purchase all of the notes then outstanding at a price equal to 101% of their principal amount plus accrued and unpaid interest. We cannot assure you that we would have sufficient funds available to repay all of our indebtedness or other put rights that would become payable upon a change of control and to repurchase all of the notes. Our failure to offer to purchase all outstanding notes or to purchase all validly tendered notes would be an event of default under the indenture. Such an event of default may cause the acceleration of our other debt. Our other debt also may contain restrictions on repayment requirements with respect to specified events or transactions that constitute a change of control under the indenture.

In addition, in certain circumstances specified in the indenture governing the notes, we will be required to commence an asset sale offer, or an intercompany loan refinancing offer, each as defined in the indenture, pursuant to which we will be obligated to offer to purchase the applicable notes at a price equal to 100% of their principal amount plus accrued and unpaid interest. Our other debt may contain restrictions that would limit or prohibit us from completing any such asset sale offer. Our failure to purchase any such notes when required under the indenture would be an event.

Your ability to transfer the notes may be limited by the absence of an active trading market, and there is no assurance that any active trading market will develop for the notes.

The notes are a new issue of securities for which there is no established public market. We do not intend to apply for the notes to be listed on any securities exchange or to arrange for their quotation on any automated dealer quotation system. The initial purchasers have advised us that they intend to make a market in the notes as permitted by applicable laws and regulations; however, the initial purchasers are not obligated to make a market in the notes, and they may discontinue their market-making activities at any time without notice. Therefore, an active market for the notes may not develop or, if developed, it may not continue. Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the notes. The market, if any, for the notes may experience similar disruptions and any such disruptions may adversely affect the prices at which you may sell your notes. Any disruptions may have a negative effect on noteholders, regardless of our prospects and financial performance. In addition, subsequent to their initial issuances, the notes may trade at discounts from their initial offering prices, depending upon prevailing interest rates, the market for similar notes, our financial and operating performance and other factors.

Federal and state statutes may allow courts, under specific circumstances, to void the notes and require noteholders to return payments received.

We used the proceeds from the sale of the notes to pay a dividend to our equity holders. The issuance of the notes may be subject to review under state and federal laws if a bankruptcy, liquidation or reorganization case or a lawsuit, including circumstances in bankruptcy is not involved, were commenced at a future date by it or on behalf of our unpaid creditors. Under the federal bankruptcy laws and comparable provisions of state fraudulent transfer and fraudulent conveyance laws, a court may void or otherwise decline to enforce the notes or a court may subordinate the notes to our and our subsidiaries’ existing and future indebtedness.

While the relevant laws may vary from state to state, a court might void or otherwise decline to enforce the notes if it found that when we issued the notes, or, in some states, when payments became due under the notes, we received less than reasonably equivalent value or fair consideration and either:

•	we were insolvent or rendered insolvent by reason of such incurrence;

•	we were engaged in a business or transaction for which our remaining assets constituted unreasonably small capital;

•	we intended to incur, or believed or reasonably should have believed that we would incur, debts beyond our ability to pay such debts as they mature; or

•	we were a defendant in an action for money damages, or had a judgment for money damages docketed against us if, in either case, after final judgment, the judgment is unsatisfied.

A court might also void the notes without regard to the above factors, if such court found that we issued the notes with actual intent to hinder, delay or defraud our creditors. A court could also find that we did not receive reasonably equivalent value or fair consideration for the notes if we did not substantially benefit directly or indirectly from the issuance of the notes. As a general matter, value is given for a note if, in exchange for the note, property is transferred or an antecedent debt is satisfied. A debtor generally may not be considered to have received value in connection with a debt offering if the debtor uses the proceeds of that offering to make a dividend payment or otherwise retire or redeem equity securities issued by the debtor.

Repayment of our debt, including the notes, is dependent on cash flow generated by our subsidiaries. Restrictions in our subsidiaries’ debt instruments and under applicable law limit their ability to provide funds to us and will vary depending upon the particular fraudulent transfer law applied in any proceeding to determine whether a fraudulent transfer has occurred.

In the event of a finding that a fraudulent conveyance or transfer has occurred, a court may void, or hold unenforceable, the notes, which could mean that you may not receive any payments on the notes and the court may direct you to repay any amounts that you have already received from us for the benefit of creditors. Furthermore, the holders of voided notes would cease to have any direct claim against us. Consequently, our assets would be applied first to satisfy our other liabilities, before any portion of our assets could be applied to the payment of the notes. Sufficient funds to repay the notes may not be available from other sources. Moreover, the voidance of the notes could result in an event of default with respect to our other debt that could result in acceleration of such debt (if not otherwise accelerated due to insolvency or other proceeding).

We may elect to pay interest on the notes in additional notes rather than cash.

We may elect to pay all or half of the interest due on the notes for such period in PIK Interest by either increasing the principal amount of the notes or by issuing new notes for the entire amount of the interest payment, thereby increasing the aggregate principal amount of the notes. As such, holders of the notes could potentially receive no Cash Interest on the notes.

You will agree to treat the notes as contingent payment debt instruments for U.S. federal income tax purposes

We and each holder agree in the indenture governing the notes to treat the notes as “contingent payment debt instruments” (“CPDIs”) subject to the CPDI rules under the Internal Revenue Code of 1986, as amended, and Treasury regulations promulgated thereunder. As a result, a holder subject to U.S. federal income taxation will be required to accrue interest on a constant yield to maturity basis at a rate comparable to the rate at which we would borrow in a noncontingent borrowing and to include such amounts in gross income as original issue discount (taxable as ordinary income), regardless of whether cash payments are received currently in respect of such amounts. In addition, holders subject to U.S. federal income taxation will recognize ordinary income (rather than capital gain) upon any sale, exchange, retirement, redemption or other taxable disposition of the notes at a gain. Holders are urged to consult their own tax advisors as to the U.S. federal, state and other tax consequences of acquiring, owning and disposing of the notes.

We are owned and controlled by the Sponsor, and the Sponsor’s interests as equity holders may conflict with yours as a creditor.

The Sponsor owns a significant majority of our equity and, accordingly, has the ability to control our policies and operations. The Sponsor will not have any liability for any obligations under the notes, and the interests of the Sponsor may not in all cases be aligned with your interests. For example, if we encounter financial difficulties or are unable to pay our debts as they mature, the interests of our equity holders might conflict with your interests as a noteholder. In addition, our equity holders may have an interest in pursuing acquisitions, divestitures, financings or other transactions that, in their judgment, could enhance their equity investments, even though such transactions might involve risks to you as a holder of the notes. Furthermore, the Sponsor may in the future own equity or debt interests in entities that directly or indirectly compete with us. The Sponsor also may pursue acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. For information concerning our arrangements with the Sponsor following the Merger Transactions, see “Certain Relationships and Related Party Transactions.”

FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” within the meaning of the federal securities laws which are intended to be covered by the safe harbors created thereby. Forward-looking statements are those statements that are based upon management’s current plans and expectations as opposed to historical and current facts and are often identified in this report by use of words including but not limited to “may,” “believe,” “will,” “project,” “expect,” “estimate,” “anticipate,” and “plan.” These statements are based upon estimates and assumptions made by our management that, although believed to be reasonable, are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These and other important factors, including those discussed in this prospectus under the headings “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. Some of the factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements include, among others, the following:

•	Our high degree of leverage and interest rate risk;

•	Our ability to incur substantially more debt;

•	Operating and financial restrictions in our debt agreements;

•	Our ability to successfully implement our business strategies;

•	Our ability to successfully develop future de novo clinics or to integrate future acquisitions;

•	The highly competitive nature of the healthcare industry;

•	Governmental regulation of the industry, including Medicare and Medicaid reimbursement levels, and potential federal or state reform of healthcare;

•	Our ability to attract and retain qualified management and healthcare professionals, including physicians and nurses;

•	The availability of capital to fund our corporate growth strategy;

•	Potential lawsuits or other claims asserted against us;

•	Our ability to maintain or increase patient membership and control costs of our managed healthcare plans;

•	Pressures to contain costs by managed care organizations and other insurers and our ability to negotiate acceptable terms with these third-party payors;

•	Changes in general economic conditions;

•	Our exposure to the increased amounts of and collection risks associated with uninsured accounts and the co-pay and deductible portions of insured accounts; and

•	Dependence on our senior management team and local management personnel.

Our forward-looking statements speak only as of the date made. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements contained herein, whether as a result of new information, future events or otherwise. You are cautioned to not rely on such forward-looking statements when evaluating the information contained in this report. In light of the significant uncertainties inherent in the forward-looking statements included in this prospectus, you should not regard the inclusion of such information as a representation by us that our objectives and plans anticipated by the forward-looking statements will occur or be achieved, or if any of them do, what impact they will have on our results of operations and financial condition.

USE OF PROCEEDS

We will not receive any cash proceeds from the issuance of the exchange notes pursuant to the exchange offer. In consideration for issuing the exchange notes as contemplated in this prospectus, we will receive in exchange a like principal amount of outstanding notes, the terms of which are identifiable in all material respects to the exchange notes, except that the exchange notes are registered under the Securities Act, are not entitled to the registration rights which are applicable to the outstanding notes, and are not subject to certain special interest rate provisions applicable to the outstanding notes. The outstanding notes surrendered in exchange for the exchange notes will be retired and canceled and cannot be reissued. Accordingly, issuance of the exchange notes will not result in any change in our capitalization.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2011. The table below should be read in conjunction with “The Merger Transactions,” “Summary Historical and Pro Forma Consolidated Financial and Other Data,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Use of Proceeds,” “Description of Other Indebtedness” and our historical consolidated financial statements, including the related notes, appearing elsewhere in this prospectus.

March 31, 2011
(in thousands)
Cash and cash equivalents	$15,482

Long-term debt, including current maturities:
Revolving Credit Facility	$—
Notes being exchanged hereby (1)	135,000
Senior Secured Notes (1)	250,000
Clinic level debt and capital lease obligations, including current portion	6,572
Notes being exchanged unamortized debt discounts and fees	(5,977)
Senior Secured Notes unamortized debt discount and fees	(7,242)

Total debt and capital lease obligations	378,353
Total issuers equity	54,203
Noncontrolling interests not subject to put provisions	152,942

Total equity	207,145

Total capitalization	$585,498

(1)	Represents principal amount.

THE MERGER TRANSACTIONS

General

On May 7, 2010, a subsidiary of the Issuer merged (the “Merger”) with and into American Renal Holdings Inc. (“ARH”), which survived the Merger and became a wholly owned subsidiary of American Renal Holdings Intermediate Company, LLC (formerly known as C.P. Atlas Intermediate Holdings, LLC), which is in turn a wholly owned subsidiary of the Issuer. The total consideration for the Merger was $415 million, subject to adjustments including, without limitation, for working capital, indebtedness, certain specified liabilities and certain tax savings. Of the purchase price, $2.5 million was placed into a third-party escrow account as security for working capital adjustments and $27.5 million was placed into a third-party escrow account as security for indemnification claims that may be made by the Issuer or its affiliates.

In connection with the Merger:

•

Centerbridge made an aggregate cash equity investment of $161.5 million in the Issuer, subject to certain adjustments, and, in exchange, received 87% of the common stock of the Issuer immediately following the Merger.

•

Certain members of ARH’s management exchanged $19.9 million of proceeds that they from them Merger for 907,463 newly issued shares of common stock of the Issuer and options to purchase an additional 93,186 shares of common stock of the Issuer.

•	ARH entered into a $25 million revolving credit facility (the “ARH Revolving Credit Facility”).

•	ARH issued the outstanding 8.375% senior secured notes (the “Senior Secured Notes”).

The total consideration for the Merger and related fees and expenses were funded by the equity investment by Centerbridge and certain of ARH’s management, as described above, as well as the net proceeds from the Senior Secured Notes. See “Description of Other Indebtedness.” In connection with the Merger, all of ARH’s debt and preferred stock that existed prior to the closing date of the Merger was repaid or redeemed, except for $11.9 million aggregate amount of third-party debt as of December 31, 2009. Other third-party debt of ARH’s JVs was refinanced through secured intercompany loans. The Merger and the financing transactions described above are collectively referred to herein as the “Merger Transactions.”

Merger Agreement

The Merger Agreement provides for indemnification for losses relating to specified events, circumstances or matters. ARH’s selling stockholders, option holders and warrant holders (collectively, the “Sellers”) are obligated to indemnify American Renal Associates Holdings Company, Inc. and ARH for any losses arising out of, relating to or resulting from the following: (1) any inaccuracy or breach of any representation or warranty made by ARH in the Merger Agreement or any certificate delivered in connection with the conditions to closing of the Merger Agreement; (2) any breach by ARH (or any of ARH’s subsidiaries) of a covenant or an agreement set forth in the Merger Agreement, other than post-closing covenants or agreements; (3) any breach by the selling stockholders or the Sellers’ Representative of any of their respective post-closing covenants or agreements, specified tax losses or liabilities; (4) any and all income taxes imposed on ARH or any of ARH’s subsidiaries attributable to a pre-closing tax period; (5) any and all taxes imposed on ARH or any of ARH’s subsidiaries attributable to certain specified tax positions; and (6) certain specified matters. The right to indemnification generally for a breach by ARH of a representation or warranty is not effective until the aggregate dollar amount of all losses exceeds $1,500,000, with each individual claim exceeding $50,000, subject to certain limited exceptions. Subject to limited exceptions, the aggregate indemnification obligations of the Sellers for losses will not exceed $27.5 million. In July 2010, the $25 million was released and in May 2011, $26.2 million was released with $1.3 million remaining in a third-party escrow for tax indemnification.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table presents our selected consolidated financial and operating information, which you should read in conjunction with, and is qualified in its entirety by reference to, our historical financial statements, the notes to those statements, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The selected consolidated financial information set forth below as of December 31, 2009 (predecessor) and 2010 (successor) and for each of the years ended December 31, 2007, 2008 and 2009 and for the period from January 1, 2010 to May 7, 2010 (predecessor) and for the period from May 8, 2010 to December 31, 2010 (successor) has been derived from our audited consolidated financial statements included in this prospectus. The selected consolidated financial information set forth below as of March 31, 2010 and 2011 and for each of the quarters ended March 31, 2010 and 2011 has been derived from our unaudited consolidated financial statements included in this prospectus. The selected consolidated financial information set forth below as of December 31, 2006 and for the year ended December 31, 2006 has been derived from our unaudited consolidated financial statements not included in this prospectus. Historical results are not indicative of future performance.

	Historical
	Predecessor Entity						Successor Entity
	As of and for the Year Ended December 31,				As of and for the Three Months Ended March 31, 2010	As of May 7, 2010 and for the period from January 1, 2010 through May 7, 2010	As of December 31, 2010 and for the period from May 8, 2010 through December 31, 2010	As of and for the Three Months Ended March 31, 2011
(in thousands, except ratios
and operating data)	2006	2007	2008	2009
	(unaudited)				(unaudited)			(unaudited)

Statement of Income Data:
Net patient service revenue	$145,118	$178,391	$217,777	$262,989	$71,632	$102,094	$202,761	$84,668

Operating expenses:
Patient care costs	91,859	115,058	141,810	170,826	46,412	66,042	130,558	54,280
General and administrative expense	14,576	18,595	19,944	24,819	6,098	10,016	22,517	10,388
Merger and related expenses	—	—	—	—	1,766	7,378	15,783	36
Depreciation and amortization	6,682	7,919	9,777	12,127	3,092	4,429	10,746	4,349
Provision for doubtful accounts	2,781	3,258	4,834	3,216	1,146	(334)	1,915	1,264

Total operating expenses	115,898	144,830	176,365	210,988	58,514	87,531	181,519	70,317

Operating income	29,220	33,561	41,412	52,001	13,118	14,563	21,242	14,351
Interest expense, net	(12,845)	(13,695)	(13,729)	(14,948)	(4,230)	(5,717)	(14,821)	(7,041)

Income before income taxes	16,375	19,866	27,683	37,053	8,888	8,846	6,421	7,310
Income tax expense (benefit)	309	4,409	6,860	9,524	2,402	2,264	(2,260)	(95)

Net income	16,066	15,457	20,823	27,529	6,486	6,582	8,681	7,405
Less: Net income attributable to noncontrolling interests	(11,833)	(14,706)	(17,179)	(22,391)	(6,242)	(9,266)	(18,444)	(7,549)

Net income (loss) attributable to ARAH	$4,233	$751	$3,644	$5,138	$244	$(2,684)	$(9,763)	$(144)

Other Financial Data:
Capital expenditures (1)	9,296	15,218	21,254	15,067	2,683			5,886
Ratio of earnings to fixed charges (2)	1.31	1.33	1.64	1.81	1.51	0.94 (3)	0.30 (4)	0.97
Operating Data:
Number of clinics (as of end of period)	53	64	75	83	83		93	97
Patients (as of end of period)	3,041	3,740	4,545	5,405	5,647		6,628	6,830
Number of treatments	418,584	503,576	604,888	745,812	203,028		870,752	243,238
Revenues per treatment (5)	$347	$354	$360	$353	$353			$348
Patient care costs per treatment (5)	$219	$228	$234	$229	$229			$223
General and administrative expenses per treatment (5)	$35	$37	$33	$33	$30			$43

(1)	Includes the following capital expenditure type:

	Year Ended December 31,				Three Months Ended March 31, 2010	Three Months Ended March 31, 2011
	2006	2007	2008	2009
Development capital expenditures	$7,846	$12,887	$18,764	$11,056	$1,600	$4,951
Maintenance capital expenditures	1,450	2,331	2,490	4,011	1,083	935

Total capital expenditures	$9,296	$15,218	$21,254	$15,067	$2,683	$5,886

(2)

For the purposes of calculating the ratio of earnings to fixed charges, earnings consists of income from operations before income taxes plus fixed charges less amounts attributable to noncontrolling interests. Fixed charges consist of interest expense and interest portion of rent expense.

(3)	Represents a deficiency of approximately $420,000.
(4)	Represents a deficiency of approximately $12,023,000.
(5)

We calculate revenues per treatment, patient care costs per treatment and general and administrative expenses per treatment by dividing net operating revenues, patient care costs and general and administrative expenses for the applicable period by the number of treatments performed in the applicable period.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA

Set forth below is our summary historical and pro forma consolidated financial data at the dates and for the periods indicated. The statement of operations and other financial data for the period May 8, 2010 through December 31, 2010 (successor) and the related consolidated statements of operations for the period January 1, 2010 through May 7, 2010, and for each of the two years in the period ended December 31, 2009 (predecessor) and the balance sheet data as of December 31, 2010 (successor) and December 31, 2009 (predecessor) have been derived from our historical consolidated financial statements included elsewhere in this prospectus, which have been audited by Grant Thornton LLP. The unaudited interim summary historical and pro forma consolidated financial data for the three months ended March 31, 2011 were derived from our historical consolidated financial statements included elsewhere in this prospectus.

The unaudited condensed consolidated statements of operations give effect to the Pro Forma Adjustments as if they had occurred on January 1, 2010. The Pro Forma Adjustments are described below and in the accompanying notes, which should be read in conjunction with these unaudited condensed consolidated financial statements.

The unaudited pro forma condensed consolidated statements of operations give effect to the Merger Transactions and the following transactions (together, the “Pro Forma Adjustments”):

(i)	the Merger, including the cash equity investment by our Sponsor as well as related transaction expenses,

(ii)	the issuance of the Senior Secured Notes with related interest expense and amortization of deferred financing costs and fees capitalized,

(iii)	the issuance of the Senior PIK Toggle Notes with related interest expense and amortization of deferred financing costs and fees capitalized,

(iv)	the effect on noncontrolling interests resulting from the purchase and sale of such noncontrolling interests in various clinics,

(v)	the annual fee paid to Centerbridge Advisors, L.L.C. in accordance with the management agreement entered into in connection with the Merger Transactions, and

(vi)	the asset, liability and non-controlling interest valuations and the related purchase price allocations.

The unaudited pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable under the circumstances. The unaudited pro forma condensed consolidated financial information is presented for informational purposes only. The unaudited pro forma condensed consolidated financial information does not purport to represent what our results of operations would have been had the pro forma adjustments actually occurred on the dates indicated, and they do not purport to project our results of operations for any future period or as of any future date. Further, the unaudited pro forma consolidated financial statements do not reflect the impact of restructuring activities, cost savings, employee termination costs and other exit costs that may result from or in connection with the Merger Transactions. The unaudited pro forma condensed consolidated financial information should be read in conjunction with the information contained in other sections of this prospectus, particularly the sections entitled “The Merger Transactions,” “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes thereto included elsewhere in this prospectus. All pro forma adjustments and their underlying assumptions are described more fully in the notes to our unaudited pro forma condensed consolidated financial statements.

The Merger was accounted for as a business combination using the acquisition method of accounting. The pro forma information presented includes all adjustments required to reflect the fair value of assets, both tangible and intangible, acquired, liabilities assumed and noncontrolling interests based upon valuations of assets acquired, liabilities assumed and noncontrolling interests.

AMERICAN RENAL ASSOCIATES HOLDINGS, INC.

Unaudited Pro Forma Consolidated Statement of Operations

	Historical (a)		Pro Forma Adjustments		Pro Forma Results
	Successor	Predecessor
(in thousands)	Period from May 8 through December 31, 2010	Period from January 1 through May 7, 2010
Net operating revenues	$202,761	$102,094	$—		$304,855

Operating expenses:
Patient care costs	130,558	66,042	(1,640	)(b)	194,960
General and administrative	22,517	10,016	(2,257	)(c)	30,276
Merger and transaction-related cost	15,783	7,378	(23,161	)(h)	—
Depreciation and amortization	10,746	4,429	1,459	(d)	16,634
Provision for (recoveries of) doubtful accounts	1,915	(334)	—		1,581

Total operating expenses	181,519	87,531	(25,599)		243,451

Operating income	21,242	14,563	25,599		61,404
Interest expense, net	(14,821)	(5,717)	(17,880	)(e)	(38,418)

Income before income taxes	6,421	8,846	7,719		22,986
Income tax (benefit) expense	(2,260)	2,264	(1,854	)(f)	(1,850)

Net income	8,681	6,582	9,573		24,836
Less: Net income attributable to noncontrolling interests	(18,444)	(9,266)	632	(g)	(27,078)

Net loss attributable to ARAH	$(9,763)	$(2,684)	$10,205		$(2,242)

See accompanying notes to the unaudited pro forma financial information.

AMERICAN RENAL ASSOCIATES HOLDINGS, INC.

Unaudited Pro Forma Consolidated Statement of Operations

For the Three Months ended March 31, 2011

(in thousands)	Historical (a)	Pro Forma Adjustments		Pro Forma Consolidated
Net operating revenues	$84,668	$—		$84,668

Operating expenses:
Patient care costs	54,280	—	(b)	54,280
General and administrative	10,388	—	(c)	10,388
Merger and transaction-related costs	36	—	(h)	36
Depreciation and amortization	4,349	—	(d)	4,349
Provision for doubtful accounts	1,264	—		1,264

Total operating expenses	70,317	—		70,317

Operating income	14,351	—		14,351
Interest expense, net	(7,041)	(2,966	)(e)	(10,007)

Income before income taxes	7,310	(2,966)		4,344
Income tax benefit	(95)	(1,178	)(f)	(1,273)

Net income	7,405	(1,788)		5,617
Less: Net income attributable to noncontrolling interests	(7,549)	—	(g)	(7,549)

Net loss attributable to ARAH	$(144)	$(1,788)		$(1,932)

See accompanying notes to the unaudited pro forma financial information.

AMERICAN RENAL ASSOCIATES HOLDINGS, INC.

Notes to Unaudited Pro Forma Financial Information

(dollars in thousands)

(a)	The amounts in these columns represent our historical balances and results for the periods reflected.
(b)	Reflects the following adjustments to patient care costs:

	Year Ended December 31, 2010	Three Months Ended March 31, 2011
Decrease rent expense from valuation of leases	$(54)	$—
Exclude costs associated with the accelerated vesting of equity awards	(1,586)	—

Total Patient care cost adjustments	$(1,640)	$—

(c)	Reflects the following adjustments to general and administrative expenses:

	Year Ended December 31, 2010	Three Months Ended March 31, 2011
Sponsor management fee	$193	$—
Exclude costs associated with the accelerated vesting of equity awards	(2,450)	—

Total General and administrative expense adjustments	$(2,257)	$—

(d)	Reflects the following adjustments to depreciation and amortization:

	Year Ended December 31, 2010	Three Months Ended March 31, 2011
Allocation of purchase price to tangible and intangible assets	$1,459	$—

Total Depreciation and amortization expense adjustments	$1,459	$—

(e)	Reflects the following adjustments to interest expense, net:

	Year Ended December 31, 2010	Three Months Ended March 31, 2011
Senior Secured Notes (1)	$20,938	$5,234
Senior PIK Toggle Notes (2)	14,547	3,926
Revolving Credit Facility (3)	188	49
Rollover clinic debt (4)	636	78
Amortization of capitalized debt issuance costs and discount (5)	789	388
Amortization of capitalized debt issuance costs and discount (6)	1,320	332

Total pro forma interest expense	38,418	10,007
Less: actual interest expense for the period	20,538	7,041

Net adjustment to interest expense	$17,880	$2,966

(1)	Reflects pro forma interest expense on the Senior Secured Notes.
(2)	Reflects pro forma interest expense on the Senior PIK Toggle Notes.
(3)	Reflects no outstanding balance on the $25,000 Revolving Credit Facility and includes annual commitment fee of 75 basis points on undrawn commitments under the Revolving Credit Facility.

(4)	Reflects actual interest expense on third-party clinic debt that was not refinanced as part of the Merger Transactions, including the amortization of debt issuance costs.
(5)	Represents amortization of debt issuance costs of $5,085 and discount of $1,800 associated with the Senior Secured Notes amortized over eight years.
(6)	Represents amortization of debt issuance costs of $4,108 and discount of $2,700 associated with the Senior PIK Toggle Notes amortized over five years.

(f)

Our income tax provision principally relates to our share of pre-tax income from our majority owned subsidiaries as these subsidiaries are all pass-through entities for tax purposes. Therefore, we do not incur tax on the share of pre-tax income attributable to noncontrolling interests. This results in a substantially lower effective rate when our income tax provision is calculated as a percentage of total pre-tax income. When our income tax provision is calculated as a percentage of our share of pre-tax income, the pro forma effective tax rate estimated was 39.7% which was based on our statutory federal rate of 35% and an estimated state effective rate, net of federal benefit, of approximately 4.7%.

(g)	Reflects the following adjustments to net income attributable to noncontrolling interests:

	Year Ended December 31, 2010	Three Months Ended March 31, 2011
Changes in ownership since January 1, 2010	$—	$—
Allocation of purchase price to tangible and intangible assets	632	—

Total net income attributable to noncontrolling interest adjustments	$632	$—

(h)	Reflects a pro forma adjustment to exclude Transaction costs incurred and expensed by us resulting from the Merger Transactions.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and related notes appearing at the beginning of this document. Some of the information contained in this discussion and analysis or set forth elsewhere in this document, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties.

Merger and Presentation

American Renal Associates Holdings, Inc., (“Parent”) owns 100% of the membership units of its subsidiary American Renal Holdings Intermediate Company, LLC, which itself has no assets other than 100% of the shares of the capital stock of American Renal Holdings Inc. (“ARH”). All of our operating activities are conducted through American Renal Holdings Inc. and its operating subsidiaries.

On March 22, 2010, ARH entered into the Merger Agreement with the Parent (formerly C.P. Atlas Holdings, Inc.), American Renal Holdings Intermediate Company, LLC (formerly C.P. Atlas Intermediate Holdings, LLC), C.P. Atlas Acquisition Corp., certain of ARH’s stockholders party thereto and the Sellers’ Representative pursuant to which ARH agreed that C.P. Atlas Acquisition Corp. merged with and into ARH (the “Merger”) and, after which, ARH became the surviving entity and a wholly owned subsidiary of American Renal Holdings Intermediate Company, LLC, which is in turn a wholly owned subsidiary of the Parent. The parties agreed to consummate the Merger, subject to the terms and conditions set forth in the Merger Agreement, for an aggregate purchase price of $415 million, subject to adjustments, including, without limitation, for working capital, indebtedness, certain specified liabilities and certain tax savings. ARH agreed that $2.5 million of the purchase price was to be placed into a third-party escrow account as security for working capital adjustments and that $27.5 million of the purchase price was to be placed into a third-party escrow account as security for indemnification claims. In July 2010, the $2.5 million was released and in May 2011, $26.2 million was released with $1.3 million remaining in a third-party escrow for tax indemnification.

The aggregate purchase price of approximately $415 million for the Merger, plus related fees and expenses, was funded by the equity investment by Centerbridge as well as from certain members of management and the net proceeds from the offering of $250.0 million of senior secured notes (the “Senior Secured Notes”) due 2018 which bear interest at 8.375%.

The Merger Transactions were consummated on May 7, 2010. Although ARH continued as the surviving corporation and same legal entity after the merger, the accompanying consolidated balance sheet, statements of operations and cash flows are presented for two periods: predecessor and successor, which relate to the periods preceding the Merger and the period succeeding the Merger, respectively. The Merger resulted in a new basis of accounting beginning on May 8, 2010. The Merger was accounted for under the acquisition method of accounting in accordance with ASC Topic 805, Business Combinations. Accordingly, the assets acquired, liabilities assumed and noncontrolling interests in the Merger were recorded at fair value. As a result of the Merger and the associated acquisition accounting, the Consolidated Financial Statements of the Successor are not comparable to periods preceding the Merger.

Executive Overview

We are a national provider of kidney dialysis services for patients suffering from chronic kidney failure, also known as end stage renal disease, or ESRD. As of March 31, 2011, we owned and operated 97 dialysis clinics treating more than 6,800 patients in 18 states and the District of Columbia. Our operating model is based on shared ownership of our facilities with physicians, known as nephrologists, who specialize in kidney-related diseases in the local market served by the clinic. Each clinic is maintained as a separate joint venture in which we own a controlling interest and our local nephrologist partners own noncontrolling interests, although during the development stages or under certain circumstances we may temporarily own up to 100% of the interests of a clinic. The results of operations for all of clinics are currently included in our consolidated financial statements.

We endeavor to provide our nephrologist partners with comprehensive management and operational tools in order to enable them (and other referring physicians) to focus on providing quality care to patients.

We derive our revenues from providing both outpatient and inpatient dialysis treatments as well as from ancillary services such as administering dialysis-related pharmaceuticals, but not including services that we outsource to third-party vendors such as lab services. The sources of these revenues are principally government-based programs, including Medicare, Medicaid and Medicare-certified HMO plans as well as commercial insurance plans.

The Competitive Strength of Our JV Model

We operate our clinics exclusively through our JV model, in which we share the ownership and operational responsibility of our dialysis clinics with physicians known as nephrologists who specialize in kidney-related diseases. In each of our JVs, we own a controlling interest in the clinic and our nephrologist partners own noncontrolling interests. We believe that our exclusive focus on a JV model makes us well-positioned to increase our market share by attracting nephrologists who are not only interested in our service platform but also want greater clinical autonomy and a potential return on capital investment associated with ownership of a noncontrolling interest in a dialysis clinic. We believe our JV model best aligns our interests with those of our nephrologist partners and their patients. By owning a portion of the clinics where their patients are treated, our nephrologist partners have a vested stake in the quality, reputation and performance of the clinics. We believe that this enhances patient and staff satisfaction and retention, clinical outcomes, patient growth, and operational and financial performance.

Clinic Development

We have experienced significant growth since opening our first clinic in December 2000. Since that date, we have developed 73 new clinics, commonly referred to as de novo clinics. The following chart shows the number of de novo and acquired clinics over the three years ended December 31, 2010 and three months ended March 31, 2011:

	Three Months Ended March 31,	Years Ended December 31,
	2011	2010	2009	2008
De novo clinics (1)	4	8	7	12
Acquired clinics (2)	—	3	3	—

Total new clinics	4	11	10	12

(1)	Clinics formed by us which began to operate and dialyze patients in the applicable period.
(2)	Clinics acquired by us which began to operate and dialyze patients in the applicable period.

Selective recruitment of new nephrologist partners who have an established practice is critical in achieving our growth objectives. We also believe we enjoy a strong and growing reputation among the nephrologist community, ensuring that nephrologists who contemplate a migration to the shared-ownership model strongly consider us.

We also believe that the return earned by our nephrologist partners on the clinic investment can drive organic growth by enabling our nephrologist partners to reinvest in their practices, including by adding new nephrologists, which provides us with the opportunity to expand existing clinics, develop new clinics or acquire competing clinics in the same market.

We will continue to incur start-up losses associated with the opening of de novo clinics. It has been our experience that newly established dialysis centers, although contributing to increased revenues, have adversely affected our results of operations in the short term due to start-up fixed operating expenses and a smaller patient base. We consider new dialysis centers to be “start-up centers” through their initial 12 months of operations, or when they achieve consistent profitability, whichever is sooner.

Effect of the Merger Transactions and Subsequent Issuance of Senior PIK Toggle Notes

In connection with the Merger Transactions ARH incurred significant additional indebtedness, including $250.0 million aggregate principal amount of the Senior Secured Notes and $25.0 million of borrowing availability under our Credit Facility (the “Revolving Credit Facility”). In addition, in March 2011 the Parent issued $135,000,000 in Senior PIK Toggle Notes. As of March 31, 2011, including the outstanding notes, we had $391.6 million aggregate principal amount of indebtedness outstanding including approximately $6.6 million of third-party debt owed by our clinic subsidiaries. We estimate this additional indebtedness will result in annualized interest expense, including amortization of deferred financing costs and discounts, of approximately $38.4 million which is significantly higher than our historical annual interest expense and which may result in lower net income in future periods.

The following discussion and analysis of our historical financial condition and results of operations covers periods prior to and after the consummation of the Merger Transactions. After the Merger Transactions, we are highly leveraged. Significant additional liquidity requirements, resulting primarily from increased interest expense, and other factors related to the Merger Transactions and the issuance of the outstanding notes, such as increased amortization of identified intangible assets as a result of the application of acquisition accounting will continue to significantly affect our financial condition, results of operations and liquidity going forward.

Components of Revenues and Expenses

Net Operating Revenues

The major components of our net operating revenues include both base charges for dialysis services and the administration of separately-billable pharmaceuticals as part of the dialysis treatment, such as erythropoietin (EPO). As a result, changes in physician practice patterns, including the prescription of pharmaceuticals, and changes in private and governmental payment rates for EPO and other separately-billable pharmaceuticals significantly influence our level of revenues. During the three months ended March 31, 2011, we derived approximately 88% of our net operating revenues from outpatient hemodialysis treatments, approximately 10% from home-based hemodialysis and peritoneal dialysis and approximately 2% from hospital inpatient hemodialysis.

Operating Expenses

Patient Care Costs. Patient care costs are those costs directly associated with operating and supporting our dialysis clinics and ancillary operations. Patient care costs consist principally of labor, pharmaceuticals, medical supplies and facility costs. The principal drivers of patient care costs are clinical staff hours per treatment, labor rates, vendor pricing of pharmaceuticals and business infrastructure and compliance costs. However, other cost categories, such as employee benefit costs and insurance costs, can result in significant cost changes from period to period. Our average clinical staff hours per treatment have remained stable over the past several years primarily because of limited staff turnover. For the past several years we have been able to negotiate relatively stable pharmaceutical pricing with our vendors. In addition, our agreements with our group purchasing organization and Amgen for the purchase of EPO provide for specific rebates off list price and discounted pricing based data submission, which could negatively impact our earnings if we are unable to qualify for these rebates and discounts. Our ability to influence the pricing of our services is limited. Profitability depends on our ability to grow but also on our ability to manage labor, drug and supply costs. For mature clinics, we believe there is limited opportunity for productivity improvements beyond the levels currently achieved.

General and Administrative Costs. General and administrative costs consist of expenses for clinic and corporate administration, including accounting, billing and cash collection functions, and regulatory compliance oversight. Our general and administrative expenses, both on an absolute dollar basis and as a percentage of our net operating revenues, have increased following the issuance of the notes as a result of our agreement to register the notes with the Securities and Exchange Commission.

Operating Environment

Current regulation and proposed changes

Proposed and pending regulatory changes could significantly change the reimbursement rates we receive for our dialysis services from government-based programs and, indirectly, from commercial payors. In July 2008, the Medicare Improvements for Patients and Providers Act of 2008, or MIPPA, was passed by Congress. This legislation provides for an increase in the composite rate of 1% which went into effect on January 1, 2009 and an additional 1% increase that went into effect on January 1, 2010. In addition, MIPPA introduced a new payment system for dialysis services beginning in January 2011 whereby ESRD payments will be made under a bundled payment rate which will provide for a fixed rate for all goods and services provided during the dialysis treatment, including laboratory services, the administration of pharmaceuticals and payments for pharmaceuticals such as EPO that are separately billed under the current methodology. The initial 2011 bundled rate is based on a 2% reduction in the payment rate that providers would have received under the historical fee for service payment methodology and based on the lowest average industry pharmaceutical utilization from 2007 to 2009. The combined effect of these adjustments could result in a bundled rate that represents a greater than 2% reduction in the payment rate that we would have received for our services prior to bundling. Beginning in 2012, a new single bundled payment base rate will be adjusted annually for inflation based upon a market basket index, less a productivity adjustment based on a 10-year moving average of productivity as projected by the Secretary of Health and Human Services. The bundled payment rate will be determined by the Secretary of Health and Human Services, who will have discretion to determine the base payment rate based on the goods and services included in the bundled rate. Dialysis providers will have the option to move fully to the bundled payment system in 2011 or to phase in the payment system over four years.

All of our clinics with the exception of one elected to move fully to the bundled payment system. Given the limited timeframe in which the bundled payment system has been in effect, at this time we cannot predict whether we will be able to reduce our operating costs to a level that will fully offset any reduction in overall reimbursement for services we provide to Medicare patients. In addition, we may experience increases in operating costs, such as labor and supply costs, that may not fully off-set by inflation-based increases in Medicare payments.

Results of Operations

The following tables present our operating results for the periods indicated, expressed both in dollars and as a percentage of net operating revenues. Historical results for the successor period during the three months ended March 31, 2011 are compared and discussed in relation to the historical predecessor results during the three months ended March 31, 2010. Historical results for the period from January 1, 2010 to May 7, 2010 (Predecessor period) and from May 8, 2010 to December 31, 2010 (Successor period) are compared and discussed in relation to the historical predecessor results during the year ended December 31, 2009. Historical results for the year ended December 31, 2009 are compared and discusses in relation to the historical results for the year ended December 31, 2008. Supplementally, pro forma results for the three months ended March 31, 2011 are compared and discussed in relation to the historical predecessor results during the three month period ended March 31, 2010.

Successor Three Months Ended March 31, 2011 as compared with the Predecessor Three Months Ended March 31, 2010

(in thousands)	Successor	Predecessor	Dollar Change	Percent Change
	Three Months Ended March 31, 2011	Three Months Ended March 31, 2010
Statement of Income Data:
Net operating revenues	$84,668	$71,632	$13,036	18.2%
Operating expenses:
Patient care costs	54,280	46,412	7,868	17.0
General and administrative expense	10,388	6,098	4,290	70.4
Merger and related expenses	36	1,766	(1,730)	(98.0)
Depreciation and amortization	4,349	3,092	1,257	40.7
Provision for uncollectible accounts	1,264	1,146	118	10.3

Total operating expenses	70,317	58,514	11,803	20.2

Operating income	14,351	13,118	1,233	9.4
Interest expense, net	(7,041)	(4,230)	(2,811)	66.5

Income before income taxes	7,310	8,888	(1,578)	(17.8)
Income tax (benefit) expense	(95)	2,402	(2,497)	(104)

Net income	7,405	6,486	919	14.2
Less: Net income attributable to noncontrolling interests	(7,549)	(6,242)	(1,307)	20.9

Net income (loss) attributable to ARAH	$(144)	$244	$(388)	(159)%

Net Operating Revenues

Net operating revenues for the three months ended March 31, 2011 were $84.7 million, an increase of 18.2% from $71.6 million for the three months ended March 31, 2010. The increase in net operating revenues was primarily due to an increase of approximately 19.8% in the number of dialysis treatments, but was partially offset by a 1.0% decrease in the average revenue per treatment. The increase in treatments resulted principally from non-acquired treatment growth from existing clinics and de novo clinics. Net operating revenues per treatment for the three months ended March 31, 2011 were $348, compared with $353 for the three months ended March 31, 2010. The decrease in revenues per treatment was primarily due to a change in our commercial payor mix resulting from the relatively high rates of unemployment in the current economic climate. Our net operating revenues are driven by the number of treatments performed and our average revenues per treatment. The following table summarizes our net operating revenues and net operating revenues per treatment for each of the periods indicated:

	Three Months Ended March 31,
	2011	2010
Net operating revenues (in thousands)	$84,668	$71,632
Net operating revenues per treatment	$348	$353

The number of treatments that we performed during the three months ended March 31, 2011 increased by approximately 19.8% over the number of treatments that we performed during the three months ended March 31, 2010. This treatment growth has been driven by increasing the patient base at our existing clinics, adding new patients through the opening of de novo clinics and the acquisition of existing dialysis clinics in which we acquired a controlling interest. The following table summarizes the sources of our treatment growth for the period indicated:

	Three Months Ended March 31,
	2011	2010
Source of Treatment Growth:
Existing clinics (1)	8.3%	12.6%
De novo clinics opened (2)	6.0%	3.7%

Non-acquired treatment growth	14.3%	16.3%
Clinics acquired (3)	5.5%	3.6%

Total treatment growth	19.8%	19.9%

(1)	Represents net growth in treatments at clinics operating at end of the period that were also open at the end of the prior period.
(2)	Represents additional treatments provided at clinics opened since the end of the prior period, compared to the total number.
(3)	Represents treatments performed at clinics acquired since the end of the prior period.

Our net operating revenues per treatment are principally driven by our mix of commercial and government (principally Medicare and Medicaid) payor patients, the mix and amount of physician-prescribed pharmaceuticals, and commercial and government payment rates. We are generally paid more for services provided to patients covered by commercial healthcare plans than we are for patients covered by Medicare or Medicaid. Patients covered by employer group health plans transition to Medicare coverage after a maximum of 33 months. Medicare payment rates are generally insufficient to cover our total operating expenses allocable to providing dialysis treatments for Medicare patients, although in some circumstances they are sufficient to cover their patient care costs. As a result, our ability to generate operating earnings is substantially dependent on revenues derived from commercial payors, some of which pay negotiated payment rates and others of which pay based on our usual and customary fee schedule. Additionally, as a patient transitions from commercial coverage to Medicare coverage, the payment rates typically decline substantially.

The following table summarizes our net operating revenues and treatments by source for each of the periods indicated. These numbers are largely driven by the nephrologist partners we choose to partner with and the overall economic environment, particularly unemployment.

	Three Months Ended March 31,
	2011	2010
Source of revenues:
Government-based programs and other	59.4%	57.9%
Commercial payors	40.6%	42.1%

	100.0%	100.0%

Source of treatments:
Government-based programs and other	87.0%	86.7%
Commercial payors	13.0%	13.3%

	100.0%	100.0%

Operating Expenses

Patient care costs Patient care costs for the three months ended March 31, 2011 were $54.3 million, an increase of 17.0% from $46.4 million in the three months ended March 31, 2010. This increase was primarily due to an increase in the number of treatments. As a percentage of net operating revenues, patient care costs were approximately 64.1% for the three months ended March 31, 2011 compared to 64.8% for the three months ended March 31, 2010. Patient care costs per treatment for the three months ended March 31, 2011 were $223, compared to $229 for the three months ended March 31, 2010. The decrease in patient care costs per treatment is primarily due to a decrease in ancillary expenses per treatment.

General and administrative expenses General and administrative expenses for the three months ended March 31, 2011 were $10.4 million, an increase of 70.4% from $6.1 million in the three months ended March 31, 2010. The increase is primarily attributable to $2.2 million in increased stock-based compensation, $1.0 million in increased charitable contributions and $0.7 million in increased personnel expense. As a percentage of net operating revenues, general and administrative costs were approximately 12.3% for the three months ended March 31, 2011 compared to 8.5% for the three months ended March 31, 2010. General and administrative costs per treatment for the three months ended March 31, 2011 were $43, compared to $30 for the three months ended March 31, 2010.

Depreciation and amortization Depreciation and amortization expense represents expense attributable to our clinics’ equipment and leasehold improvements and amortization of intangible assets. We calculate depreciation and amortization expense using a straight-line method over the assets’ useful lives. Depreciation and amortization expense for the three months ended March 31, 2011 was $4.3 million, an increase of 40.7% from $3.1 million in the three months ended March 31, 2010 primarily related to intangible assets acquired as part of the Merger. As a percentage of operating revenues, depreciation and amortization expense was approximately 5.1% for the three months ended March 31, 2010 compared to 4.3% for the three months ended March 31, 2010.

Provision for uncollectible accounts Provision for uncollectible accounts represents reserves established for amounts for which patients are primarily responsible which we believe will not be collectible. Provision for uncollectible accounts for the three months ended March 31, 2011 was $1.3 million, an increase of 10.3% from $1.1 million during the three months ended March 31, 2010. Our accounts receivable, net of the bad debt allowance, represented approximately 62 days of revenues as of March 31, 2011 and approximately 60 days of revenues as of March 31, 2010.

Interest Expense, net Interest expense represents charges for interest associated with our corporate level debt and credit facilities entered into by our dialysis clinics, as well as accumulated dividends and amortization of discount attributable to our Series X preferred stock during the predecessor period. Interest expense, net for the three months ended March 31, 2011 was $7.0 million, an increase of 66.5% from $4.2 million in the three months ended March 31, 2010, primarily related to interest related to the Senior Secured Notes and Senior PIK Toggle Notes.

Income (Benefit) Tax Expense The benefit for income taxes for the three months ended March 31, 2011 represents an effective annualized tax rate of (1.3%) compared with a provision of 27.0% in 2010. The variation from the statutory federal rate of 35% on our share of pre-tax income during both periods was due to state taxes and the tax impact of the noncontrolling interest. The effective tax rate in the 2010 period was also affected by non-deductible Series X dividends and discount amortization.

Net income attributable to noncontrolling interests Noncontrolling interests represent the equity interests in our consolidated entities that we do not own, which is primarily the equity interests of our nephrologist partners in our JV clinics. Net income attributable to noncontrolling interests for the three months ended March 31, 2011 was $7.5 million, an increase of 20.9% from $6.2 million in the three months ended March 31, 2010. The increase was primarily due to the addition of de novo clinics and growth in the earnings of our existing JVs.

Year Ended December 31, 2010 as compared with the Year Ended December 31, 2009

					Pro Forma Year Ended December 31, 2010 vs. Historical Year Ended December 31, 2009
		Historical
	Pro Forma	Successor	Predecessor
	Year Ended December 31, 2010	Period from May 8 through December 31, 2010	Period from January 1 through May 7, 2010

				Year Ended December 31, 2009
					Dollar Change	Percent Change
(in thousands)
Statement of Operations Data:
Net operating revenues	$304,855 (1)	$202,761	$102,094	$262,989	$41,866	15.9%
Operating expenses:
Patient care costs	194,960	130,558	66,042	170,826	24,134	14.1
General and administrative expense	30,276	22,517	10,016	24,819	5,457	22.0
Merger and related expenses	—	15,783	7,378	—	—	N/A
Depreciation and amortization	16,634	10,746	4,429	12,127	4,507	37.2
Provision for (recoveries of) uncollectible accounts	1,581 (1)	1,915	(334)	3,216	(1,635)	(50.8)

Total operating expenses	243,451	181,519	87,531	210,988	32,463	15.4

Operating income	61,404	21,242	14,563	52,001	9,403	18.1
Interest expense, net	(38,418)	(14,821)	(5,717)	(14,948)	(23,470)	157

Income before income taxes	22,986	6,421	8,846	37,053	(14,067)	(38)
Income tax expense (benefit)	(1,850)	(2,260)	2,264	9,524	(11,374)	(119.4)

Net income	24,836	8,681	6,582	27,529	(2,693)	(9.8)
Less: Net income attributable to noncontrolling interests	(27,078)	(18,444)	(9,266)	(22,391)	(4,687)	20.9

Net income (loss) attributable to ARAH	$(2,242)	$(9,763)	$(2,684)	$5,138	$(7,380)	(143.6)%

(1)	Pro forma amount is the same as the predecessor and successor combined amount.

Net Operating Revenues

Net operating revenues for the year ended December 31, 2010 were $304.9 million, an increase of 15.9% from $263.0 million for the year ended December 31, 2009. The increase in net operating revenues was primarily due to an increase of approximately 16.8% in the number of dialysis treatments, but was partially offset by a 1.0% decrease in the average revenue per treatment. The increase in treatments resulted principally from non-acquired treatment growth from existing clinics and de novo clinics. Net operating revenues per treatment for the year ended December 31, 2010 was $350, compared with $353 for the year ended December 31, 2009. The decrease in revenues per treatment was primarily due to a decrease in the administration of EPO, which represented approximately 21% of net operating revenues for the year ended December 31, 2010, compared to 23% for the year ended December 31, 2009, and a change in our commercial payor mix resulting from the relatively high rates of unemployment in the current economic climate. The decrease in the administration of EPO was due to a change in our goal in hemoglobin levels as a result of new target hemoglobin levels in patients set by the Centers for Medicare and Medicaid Services. Our net operating revenues are driven by the number of treatments performed and our average revenues per treatment. The following table summarizes our net operating revenues and net operating revenues per treatment for each of the periods indicated.

	Years Ended December 31,
	2010	2009
Net operating revenues (in thousands)	$304,855	$262,989
Net operating revenues per treatment	$350	$353

The number of treatments that we performed during the year ended December 31, 2010 increased by approximately 16.8% over the number of treatments that we performed during the year ended December 31, 2009. This treatment growth has been driven by increasing the patient base at our existing clinics, adding new patients through the opening of de novo clinics and the acquisition of existing dialysis clinics in which we acquired a controlling interest. The following table summarizes the sources of our treatment growth for the period indicated.

	Years Ended December 31,
	2010	2009
Source of Treatment Growth:
Existing clinics (1)	14.0%	18.9%
De novo clinics opened (2)	1.6%	1.7%

Non-acquired treatment growth	15.6%	20.6%
Clinics acquired (3)	1.2%	2.7%

Total treatment growth	16.8%	23.3%

(1)	Represents net growth in treatments at clinics operating at end of the period that were also open at the end of the prior period.
(2)	Represents additional treatments provided at clinics opened since the end of the prior period, compared to the total number.
(3)	Represents treatments performed at clinics acquired since the end of the prior period.

Our net operating revenues per treatment is principally driven by our mix of commercial and government (principally Medicare and Medicaid) payor patients, the mix and amount of physician-prescribed pharmaceuticals, and commercial and government payment rates. We are generally paid more for services provided to patients covered by commercial healthcare plans than we are for patients covered by Medicare or Medicaid. Patients covered by employer group health plans transition to Medicare coverage after a maximum of 33 months. During the year ended December 31, 2010, the Medicare ESRD dialysis reimbursement rates for patients at our clinics were between $126 and $154 per treatment, excluding the administration of separately-billable pharmaceuticals, such as EPO. Medicare payment rates are generally insufficient to cover our total operating expenses allocable to providing dialysis treatments for Medicare patients, although in some circumstances they are sufficient to cover their patient care costs. As a result, our ability to generate operating earnings is substantially dependent on revenues derived from commercial payors, some of which pay negotiated payment rates and others of which pay based on our usual and customary fee schedule. Additionally, as a patient transitions from commercial coverage to Medicare coverage, the payment rates typically decline substantially.

The following table summarizes our net operating revenues and treatments by source for each of the periods indicated. These numbers are largely driven by the nephrologist partners we choose to partner with and the overall economic environment, particularly unemployment.

	Years Ended December 31,
	2010	2009
Source of revenues:
Government-based programs and other	57.9%	57.0%
Commercial payors	42.1%	43.0%

	100.0%	100.0%

Source of treatments:
Government-based programs and other	86.7%	85.9%
Commercial payors	13.3%	14.1%

	100.0%	100.0%

Operating Expenses

Patient care costs. Pro forma patient care costs for the year ended December 31, 2010 were $195.0 million, an increase of 14.1% from $170.8 million in the year ended December 31, 2009. This increase was primarily due to an increase in the number of treatments. As a percentage of net operating revenues, pro forma patient care costs were approximately 64.0% for the year ended December 31, 2010 compared to 65.0% for the year ended December 31, 2009. Pro forma patient care costs per treatment for the year ended December 31, 2010 were $224, compared to $229 for the year ended December 31, 2009.

Patient care costs were $66.0 million in the Predecessor period and $130.6 million in the Successor period or $196.6 for the year ended December 31, 2010, an increase of $25.8 million or 15.1% as compared to $170.8 million during the year ended December 31, 2009. This increase was primarily due to the number of treatments as well as $1.6 million of stock-based compensation related to the Merger.

General and administrative expenses. Pro forma general and administrative expenses for the year ended December 31, 2010 were $30.3 million, an increase of 22.0% from $24.8 million in the year ended December 31, 2009. The increase is primarily attributable to approximately $3.9 million of increased charitable contributions and approximately $2.5 million attributable to an increase in additional personnel expense. As a percentage of net operating revenues, pro forma general and administrative costs were approximately 9.9% for the year ended December 31, 2010 compared to 9.4% for the year ended December 31, 2009. Pro forma general and administrative costs per treatment for the year ended December 31, 2010 were $35, compared to $33 for the year ended December 31, 2009, reflecting an increase of $2 per treatment.

General and administrative expenses were $10.0 million in the Predecessor period and $22.5 million in the Successor period or $32.5 for the year ended December 31, 2010, an increase of $7.7 million or 31.0% as compared to $24.8 million during the year ended December 31, 2009. This increase was primarily due to the increases discussed previously as well as $2.5 million of stock-based compensation related to the Merger.

Depreciation and amortization. Depreciation and amortization expense represents expense attributable to our clinics’ equipment and leasehold improvements and amortization of intangible assets. We calculate depreciation and amortization expense using a straight-line method over the assets’ useful lives. Pro forma depreciation and amortization expense for the year ended December 31, 2010 was $16.6 million, an increase of 37.2% from $12.1 million in the year ended December 31, 2009 primarily related to intangible assets acquired as part of the Merger. As a percentage of operating revenues, pro forma depreciation and amortization expense was approximately 5.5% for the year ended December 31, 2010 compared to 4.6% for the year ended December 31, 2009.

Depreciation and amortization was $4.4 million in the Predecessor period and $10.7 million in the Successor period or $15.1 million for the year ended December 31, 2010, an increase of $3.0 million or 24.8% as compared to $12.1 million during the year ended December 31, 2009. This increase is primarily related to intangible assets acquired as part of the Merger.

Provision for uncollectible accounts. Provision for uncollectible accounts represents reserves established for amounts for which patients are primarily responsible which we believe will not be collectible. Provision for uncollectible accounts for the year ended December 31, 2010 was $1.6 million, a decrease of 50.8% from $3.2 million during the year ended December 31, 2009. In the period from April 1, 2010 to March 4, 2011, we determined that we had developed sufficient and relevant historical experience with Medicare bad debt cost reporting to use as a basis for reliably estimating successful Medicare bad debt cost recoveries. As such, we revised our estimate on the collectability of Medicare bad debt claims related to 2008 and 2009 which resulted in a favorable adjustment of $1.8 million to our provision for doubtful accounts. Our accounts receivable, net of the bad debt allowance, represented approximately 56 days of revenues as of December 31, 2010 and approximately 59 days of revenues as of December 31, 2009.

Interest Expense, net. Interest expense represents charges for interest associated with our corporate level debt and credit facilities entered into by our dialysis clinics, as well as accumulated dividends and amortization of discount attributable to our Series X preferred stock during the predecessor period. Pro forma interest expense, net for the year ended December 31, 2010 was $38.4 million, an increase of 157% from $14.9 million in the year ended December 31, 2009 primarily related to interest related to the Senior Secured Notes.

Interest expense was $5.7 million in the Predecessor period and $14.8 million in the Successor period or $20.5 million for the year ended December 31, 2010, an increase of $5.6 million or 37.5% as compared to $14.9 million during the year ended December 31, 2009. This increase is primarily related to interest related to the Senior Notes.

Income Tax Expense. The pro forma provision for income taxes for the year ended December 31, 2010 represented an effective annualized tax rate of (7.45)% compared with 25.7% in 2009. The variation from the statutory federal rate of 35% on our share of pre-tax income during the year ended December 31, 2009 is primarily due to nondeductible Series X dividends and discount amortization accumulated during the predecessor period, state taxes and the tax impact of the noncontrolling interest.

The provision for income taxes in Predecessor period was 25.6% and during the Successor period was 35.2%. The variation from the statutory federal rate during the Predecessor period was primarily due to nondeductible Series X dividends and discount amortization accumulated during the Predecessor period. The variation from the statutory rate in the Successor period was primarily due to the nondeductible transaction expenses related to the Merger.

Net income attributable to noncontrolling interests. Noncontrolling interests represent the equity interests in our consolidated entities that we do not own, which is primarily the equity interests of our nephrologist partners in our JV clinics. Pro forma net income attributable to noncontrolling interests for the year ended December 31, 2010 was $27.1 million, an increase of 20.9% from $22.4 million in the year ended December 31, 2009. The increase was primarily due to the addition of de novo clinics and growth in the earnings of our existing JVs.

Net income attributable to noncontrolling interests was $9.3 million in the Predecessor period and $18.4 million in the Successor period for $27.7 million for the year ended December 31, 2010, an increase of $5.3 million or 23.8%, as compared to $22.4 million during the year ended December 31, 2009. This increase is primarily due to the addition of de novo clinics and growth in earnings of our existing JVs.

Year ended December 31, 2009, as compared with year ended December 31, 2008

(in thousands)	Year Ended December 31,		Dollar Change	Percent Change
	2009	2008
Net patient service revenue	$262,989	$217,777	$45,212	20.8%

Operating expenses:
Facility operating expenses	170,826	141,810	29,016	20.5
General and administrative expense	24,819	19,944	4,875	24.4
Depreciation and amortization	12,127	9,777	2,350	24.0
Provision for doubtful accounts	3,216	4,834	(1,618)	(33.5)

Total operating expenses	210,988	176,365	34,623	19.6

Operating income	52,001	41,412	10,589	25.6
Interest expense, net	(14,948)	(13,729)	(1,219)	8.9

Income before income taxes	37,053	27,683	9,370	33.8
Income tax expense	9,524	6,860	2,664	38.8

Net income	27,529	20,823	6,706	32.2
Less: Net income attributable to noncontrolling interests	(22,391)	(17,179)	(5,212)	30.3

Net income attributable to ARH	$5,138	$3,644	$1,494	41.0%

Net Operating Revenues

Net operating revenues for the year ended December 31, 2009 were $263.0 million, an increase of 20.8% from $217.8 million for the year ended December 31, 2008. The increase in net operating revenues was primarily due to an increase of approximately 23.3% in the number of dialysis treatments, but was partially offset by a 1.9% decrease in the average revenues per treatment. The increase in treatments resulted principally from non-acquired treatment growth from existing clinics and de novo clinics. Net operating revenues per treatment for the year ended December 31, 2009 was $353, compared with $360 for the year ended December 31, 2008. The decrease in revenues per treatment was primarily due to a decrease in the administration of EPO, which represented approximately 22% of net operating revenues for the year ended December 31, 2009, compared to 24% for the year ended December 31, 2008, and a change in our commercial payor mix resulting from the relatively high rates of unemployment in the current economic climate. The decrease in the administration of EPO was due to a change in our goal in hemoglobin levels as a result of new target hemoglobin levels in patients set by the Centers for Medicare and Medicaid Services. Our net operating revenues are driven by the number treatments performed and our average revenues per treatment. The following table summarizes our net operating revenues and net operating revenues per treatment for each of the periods indicated.

	Years Ended December 31,
	2009	2008
Net operating revenues (in thousands)	$262,989	$217,777
Net operating revenues per treatment	$353	$360

The number of treatments that we performed during the year ended December 31, 2009 increased by approximately 23.3% over the number of treatments that we performed during the year ended December 31, 2008. This treatment growth has been driven by increasing the patient base at our existing clinics, adding new patients through the opening of de novo clinics and the acquisition of existing dialysis clinics in which we acquired a controlling interest. The following table summarizes the sources of our treatment growth for the period indicated.

	Years Ended December 31,
	2009	2008
Source of Treatment Growth:
Existing clinics (1)	18.9%	16.5%
De novo clinics opened (2)	1.7%	3.6%

Non-acquired treatment growth	20.6%	20.1%
Clinics acquired (3)	2.7%	—%

Total treatment growth	23.3%	20.1%

(1)	Represents net growth in treatments at clinics operating at end of the period that were also opened at the end of the prior period.
(2)	Represents additional treatments provided at clinics opened since the end of the prior period, compared to the total number.
(3)	Represents treatments performed at clinics acquired since the end of the prior period.

Our net operating revenues per treatment is principally driven by our mix of commercial and government (principally Medicare and Medicaid) payor patients, the mix and amount of physician-prescribed pharmaceuticals, and commercial and government payment rates. We are generally paid more for services provided to patients covered by commercial healthcare plans than we are for patients covered by Medicare or Medicaid. Patients covered by employer group health plans transition to Medicare coverage after a maximum of 33 months. During the year ended December 31, 2009, the Medicare ESRD dialysis reimbursement rates for patients at our clinics were between $126 and $154 per treatment, excluding the administration of separately-billable pharmaceuticals, such as EPO. Medicare payment rates are generally insufficient to cover our total operating expenses allocable to providing dialysis treatments for Medicare patients, although in some circumstances they are sufficient to cover their patient care costs. As a result, our ability to generate operating earnings is substantially dependent on revenues derived from commercial payors, some of which pay negotiated payment rates and others of which pay based on our usual and customary fee schedule. Additionally, as a patient transitions from commercial coverage to Medicare coverage, the payment rates typically decline substantially.

The following table summarizes our net operating revenues and treatments by source for each of the periods indicated. These numbers are largely driven by the nephrologist partners we choose to partner with and the overall economic environment, particularly unemployment.

	Years Ended December 31,
	2009	2008
Source of revenues:
Government-based programs and other	57.0%	57.9%
Commercial payors	43.0%	42.1%

	100.0%	100%
Source of treatments:
Government-based programs and other	85.9%	86.1%
Commercial payors	14.1%	13.9%

	100.0%	100.0%

Operating Expenses

Patient care costs. Patient care costs for the year ended December 31, 2009 were $170.8 million, an increase of 20.5% from $141.8 million in the year ended December 31, 2008. This increase was primarily due to an increase in the number of treatments. As a percentage of net operating revenues, patient care costs were approximately 64.9% for the year ended December 31, 2009 compared to 65.1% for the year ended December 31, 2008. Patient care costs per treatment for the year ended December 31, 2009 were $229, compared to $234 for the year ended December 31, 2008, reflecting a decrease of $5 per treatment. This decrease was primarily due to decreased pharmacy costs associated with the decrease in the administration of EPO.

General and administrative expenses. General and administrative expenses for the year ended December 31, 2009 were $24.8 million, an increase of 24.4% from $19.9 million in the year ended December 31, 2008. The increase is primarily attributable to an increase in headcount associated with our total treatment growth of 23.3%. As a percentage of net operating revenues, general and administrative costs were approximately 9.4% during the year ended December 31, 2009 and 9.1% during the year ended December 31, 2008. General and administrative costs per treatment were $33 for the year ended December 31, 2009 and for the year ended December 31, 2008.

Depreciation and amortization. Depreciation and amortization expense represents expense attributable to our clinics’ equipment and leasehold improvements. We calculate depreciation and amortization expense using a straight-line method over the assets’ useful lives. Depreciation and amortization expense for the year ended December 31, 2009 was $12.1 million, an increase of 23.5% from $9.8 million in the year ended December 31, 2008. The increase is primarily due to the increase in the number of clinics from 64 as of January 1, 2008 to 83 as of December 31, 2009. As a percentage of net operating revenues, depreciation and amortization expense was approximately 4.6% for the year ended December 31, 2009 compared to 4.5% for the year ended December 31, 2008.

Provision for uncollectible accounts. Provision for uncollectible accounts represents reserves established for amounts for which patients are primarily responsible which we believe will not be collectible. Provision for uncollectible accounts for the year ended December 31, 2009 was $3.2 million, a decrease of 33.3% from $4.8 million in the year ended December 31, 2008. As a percentage of net operating revenues, provision for uncollectible accounts was approximately 1.2% for the year ended December 31, 2009, compared to 2.2% for the year ended December 31, 2008. The decrease was primarily due to uncollectible amounts in the corresponding period of 2008 from CMS for a new facility which did not receive its Medicare certification until July 2008. Our accounts receivable, net of the bad debt allowance, represented approximately 59 days of revenues as of December 31, 2009 and as of December 31, 2008.

Interest Expense, net. Interest expense represents charges for interest associated with our corporate level debt and credit facilities entered into by our dialysis clinics, as well as accumulated dividends attributable to our Series X preferred stock. Interest expense, net for the year ended December 31, 2009 was $14.9 million, an increase of 8.8% from $13.7 million in the year ended December 31, 2008. Interest expense for the year ended December 31, 2009 and 2008 consisted of $5.7 million and $5.9 million, respectively, attributable to interest on long-term debt, $8.1 million and $7.2 million, respectively, of a non-cash charge attributable to Series X preferred stock dividends and discount accretion, and $1.1 million and $0.6 million, respectively, attributable to amortization of deferred financing costs. Interest expense on long-term debt decreased due to a decrease in our weighted average interest rate to 6.8% during 2009 from 7.1% during 2008 as a result of lower LIBOR rates. Series X preferred stock dividends increased as dividends compound quarterly. The increase in amortization of deferred financing costs is attributable to expensing the remaining unamortized deferred financing costs of $0.6 million in connection with the amendment of certain loans during 2009.

Income Tax Expense. The provision for income taxes for the year ended December 31, 2009 represented an effective annualized tax rate of 25.7% compared with 24.8% in 2008. The income tax expense included in the accompanying consolidated statements of income principally relates to our proportionate share of the pre-tax income of our majority-owned subsidiaries. The principal difference between our effective tax rate and the statutory tax rate is the non-deductible interest expense, including original issue discount, related to the Series X redeemable preferred stock, which amounted to $8.1 million and $7.2 million in 2009 and 2008, respectively.

Net income attributable to noncontrolling interests. Noncontrolling interests represent the equity interests in our consolidated entities that we do not own, primarily the equity interests of our nephrologist partners in our JV clinics. Net income attributable to noncontrolling interests for the year ended December 31, 2009 was $22.4 million, an increase of 30.2% from $17.2 million in the year ended December 31, 2008. The increase was primarily due to de novo clinics and growth in the earnings of our existing JVs. Net income attributable to noncontrolling interests as a percentage of operating income was 43.1% in the year ended December 31, 2009 and 41.5% in the year ended December 31, 2008.

Liquidity and Capital Resources

We own controlling interests in our JV clinics and our nephrologist partners own noncontrolling interests, typically between 25% and 49%. Except as otherwise indicated, the following discussion of our liquidity and capital resources presents information on a consolidated basis, without giving effect to any noncontrolling interests in our JV clinics.

Three months ended March 31, 2011, as compared with the three months ended March 31, 2010

Cash Flows

Cash Flows from Operations:

	Successor	Predecessor
	Three Months Ended March 31, 2011	Three Months Ended March 31, 2010
Source / (Use)
Net income	$7,405	$6,486
Depreciation and amortization	4,349	3,092
Non-cash and non-operating items	3,460	2,580
Increase (decrease) in cash resulting in changes from:
Accounts receivable	(7,201)	(2,060)
Inventories	402	664
Other assets	(542)	92
Accounts Payable and accrued expenses	1,480	355
Other liabilities	1,627	(290)

Net cash provided by operating activities	$10,980	$10,919

The increase in our net cash provided by operating activities is primarily attributable to an increase in net income offset by an increase in accounts receivable. In the successor period, other non-cash and non-operating items are primarily stock-based compensation expense. In the predecessor period, other non-cash and non-operating items are primarily non-cash Series X preferred stock interest expense.

Cash Flows from Investing Activities:

	Successor	Predecessor
	Three Months Ended March 31, 2011	Three Months Ended March 31, 2010
Source / (Use)
Purchases of property and equipment	$(5,886)	$(2,683)
Cash paid for acquisitions	(1,409)	(183)

Net cash used in investing activities	$(7,295)	$(2,866)

The increase in our cash used in investing activities is due to an increase in purchases of property and equipment due to an increase in the number of denovo clinics as compared to the predecessor period and to payments made in connection with clinics acquired in 2010.

Cash Flows from Financing Activities:

	Successor	Predecessor
	Three Months Ended March 31, 2011	Three Months Ended March 31, 2010
Source / (Use)
Payments on long-term debt	$(755)	$(4,050)
Issuance of debt and debt issuance cost	129,023	—
Return of capital	(130,684)	—
Distributions to noncontrolling interests	(7,800)	(6,687)
Other	834	(436)

Net cash used in financing activities	$(9,382)	$(11,173)

The decrease in our cash used by financing activities is primarily due to the payoff of a majority of our clinic level debt with the Merger in May 2010 which was financed primarily through the Senior Secured Notes, which do not require any principal payments until their maturity in May 2018.

The successor period from May 8, 2010 to December 31, 2010, the predecessor periods from January 1, 2010 through May 7, 2010 as compared to the year ended December 31, 2009.

Cash Flows from Operations:

	Successor	Predecessor
	May 8 through December 31, 2010	January 1 through May 7, 2010	Year Ended December 31, 2009
Source / (Use)
Net income	$8,681	$6,582	$27,529
Depreciation and amortization	10,746	4,429	12,127
Non-cash and non-operating items	3,131	4,763	11,118
Increase (decrease) in cash resulting in changes from:
Accounts receivable	(3,311)	(2,465)	(5,439)
Inventories	285	(6)	(316)
Other assets	3,099	(1,506)	3,616
Accounts payable and accrued expenses	1,699	(6,432)	4,220
Other liabilities	1,613	(70)	(1,524)

Net cash provided by operating activities	$25,943	$5,295	$51,331

The decrease in our net income and net cash provided by operating activities in 2010 is primarily attributable to expenses related to the Merger. In the successor period, other non-cash and non-operating items are primarily stock-based compensation expense and expenses related to the Merger. In the predecessor period, other non-cash and non-operating items are primarily non-cash Series X preferred stock interest expense.

Cash Flows from Investing Activities:

	Successor	Predecessor
	May 8 through December 31, 2010	January 1 through May 7, 2010	Year Ended December 31, 2009
Source / (Use)
Purchases of property and equipment	$(13,804)	$(4,904)	$(15,067)
Cash paid for acquisitions	(1,332)	(102)	(3,964)
Cash paid for predecessor entity, net of cash acquired	(249,716)	56	—

Net cash used in investing activities	$(264,852)	$(4,950)	$(19,031)

The increase in our cash used in investing activities is due to the Merger. Cash paid for acquisitions during the year ended December 31, 2009 represents the acquisition of three clinics.

Cash Flows from Financing Activities:

	Successor	Predecessor
	May 8 through December 31, 2010	January 1 through May 7, 2010	Year Ended December 31, 2009
Source / (Use)
Payments on long-term debt	$(65,896)	$(5,391)	$(12,001)
Proceeds from issuance of common stock	164,672	8	96
Issuance of debt, net of issuance cost of $11,291	236,909	—	—
Payoff of Series X Preferred Stock	(68,088)	—	—
Distributions to noncontrolling interests	(19,303)	(11,394)	(21,094)
Other	(447)	(408)	696

Net cash provided by (used in) financing activities	$247,847	$(17,185)	$(32,303)

The increase in our cash provided by financing activities is primarily due to the Merger. In connection with the Merger:

•

Centerbridge made an aggregate cash equity investment of $164.7 million in the Parent, subject to certain adjustments, and in exchange received 87% of the common stock of the Parent immediately following the Merger;

•

Certain members of ARH’s management contributed a portion of their existing equity ownership in ARH in exchange for newly issued shares of common stock and options to purchase common stock of the Parent;

•	ARH entered into the Revolving Credit Facility;

•	ARH offered the Senior Secured Notes;

•	ARH repaid approximately $63.0 million of debt related to the Predecessor; and

•	ARH redeemed all of the outstanding shares of the Series X Preferred Stock for $68.1 million.

Capital Resources

Our future needs for liquidity will arise primarily from funding the development of new clinics, operating expenses, capital expenditures, payment of the advisory fee and other expenses payable under the management agreement with Centerbridge and to service our debt, including our Revolving Credit Facility and the Senior Secured Notes. Our primary sources of liquidity will be funds generated from our operations, short-term borrowing under our Revolving Credit Facility and borrowings of long-term debt.

We believe our cash flows from operations, combined with availability under our Revolving Credit Facility, provide sufficient liquidity to fund our current obligations, projected working capital requirements and capital spending for a period that includes the next 12 months. If existing cash and cash generated from operations and borrowings under the Revolving Credit

Facility are insufficient to satisfy our liquidity requirements, we may seek to obtain additional debt or equity financing. If additional funds are raised through the issuance of debt securities, these securities could contain covenants that would restrict our operations. Any financing may not be available in amounts or on terms acceptable to us. If we are unable to obtain required financing, we may be required to reduce the scope of our planned growth efforts, which could harm our financial condition and operating results.

As of March 31, 2011 we have outstanding $391.6 million in aggregate principal amount of indebtedness, with an additional $25.0 million of borrowing capacity available under our Revolving Credit Facility (not giving effect to any outstanding letters of credit, which would reduce the amount available under our Revolving Credit Facility).

Our liquidity requirements will be significant, primarily due to debt service requirements in connection with the Merger Transactions. In addition, we pay Centerbridge a yearly advisory services fee of the greater of (i) an amount equal to the greater of (x) $550,000 or (y) the amount of the previous fiscal year’s advisory fee, or (ii) an amount equal to 1.25% of our EBITDA for that fiscal year, minus personnel expense deduction, if applicable.

Historically, our principal needs for liquidity have been to fund the development and acquisition of new clinics, to pay our operating expenses, to fund capital expenditures and to service our debt. Our primary sources of liquidity are funds generated from our operations and from borrowings of long-term debt. Our cash and cash equivalent balances were the following for each period:

	March 31, 2011	December 31, 2010
	(in thousands)
Cash and cash equivalents at issuer and guarantor subsidiaries	$(802)	$(1,781)
Cash and cash equivalents at non-guarantor subsidiaries	16,284	20,020

Consolidated cash and cash equivalents	$15,482	$18,239

At March 31, 2011, ARH’s subsidiary level long-term debt, on an aggregated basis, consisted of term loans, lines of credit and mortgages totaling $6.6 million with maturities ranging from December 2011 to February 2015 and interest rates ranging from 1.80% to 8.67%.

Senior Secured Notes

In connection with the Merger Transactions, ARH issued $250.0 million of Senior Secured Notes (the “Notes”) at an offering price of 99.28%. The Notes are secured, subject to certain exceptions, by (i) all of ARH’s capital stock and (ii) substantially all of the assets of ARH’s wholly owned subsidiary guarantors. The Notes are guaranteed by the our direct subsidiary, American Renal Holdings Intermediate Company, LLC and all of our existing and future wholly owned domestic subsidiaries. The Notes mature on May 15, 2018. Interest is payable semi-annually at 8.375% per annum, commencing November 15, 2010.

On or after May 15, 2015, we may redeem the Notes at our option, subject to certain notice periods, at a price equal to 100% of the principal amount of the Notes. Prior to May 15, 2013, we have the option to redeem during each 12-month period commencing on the issue date of March 4, 2011 up to 10% of the aggregate principal amount of the Notes at 103% of the aggregate principal amount of the notes redeemed plus accrued and unpaid interest to the date of redemption. In addition, we may redeem up to 35% of the Notes before May 15, 2013, with the net cash proceeds from certain equity offerings. We may also redeem some or all of the Notes before May 15, 2013 at a redemption price of 100% of the principal amount thereof plus accrued and unpaid interest, if any, to the redemption date, plus a “make-whole” premium. Upon a change in control, we must offer to purchase the Notes at 101% of the principal amount, plus accrued interest to the purchase date.

Revolving Credit Facility

In connection with the Merger Transactions, ARH entered into a $25.0 million senior secured revolving credit facility (the Revolving Credit Facility). As of March 31, 2011, there were no borrowings outstanding under the Revolving Credit Facility. The Revolving Credit Facility expires on May 7, 2015. Borrowings under the Revolving Credit Facility bear interest at a rate equal to, at our option, either (a) an alternate base rate determined by reference to the higher of (1) the prime rate in effect on such day, (2) the federal funds effective rate plus 0.50% and (3) the Eurodollar rate applicable for an interest period of one month plus 1.00% or (b) the LIBOR rate, plus an applicable margin. The initial applicable margin for borrowings under the Revolving Credit Facility is 3.50% with respect to alternate base rate borrowings and 4.50% with respect to LIBOR borrowings. In addition to paying interest on outstanding principal under the Revolving Credit Facility, we are required to pay a commitment fee, initially 0.75% per annum, in respect of the unutilized revolving credit commitments thereunder.

Senior PIK Toggle Notes

In March 2011, American Renal Associates Holdings, Inc. issued $135.0 million of aggregate Senior PIK Toggle Notes (the “PIK Notes”) in a private placement. The PIK Notes are due in March 2016 and bear interest at a rate of 9.75% if paid in cash or 10.50% if paid-in-kind. The net proceeds of the PIK Notes were used to pay a dividend to the equity holders of American Renal Associates Holdings, Inc. The Parent may elect to pay interest on the notes (1) entirely in cash (“Cash Interest”), (2) entirely as PIK Interest (“PIK Interest”) or (3) 50% as Cash Interest and 50% as PIK Interest. Cash Interest on the notes will accrue at the rate of 9.75% per annum and PIK Interest on the notes will accrue at the rate of 10.50% per annum. Following an increase in the principal amount of the outstanding notes as a result of a payment of PIK Interest, the notes will accrue interest on such increased principal amount from the date of such payment. The first interest payment will be in the form of PIK Interest. The notes are not guaranteed by any of the Parent’s subsidiaries.

Prior to March 1, 2013, the Parent may redeem some or all of the notes at a redemption price of 100% of the principal amount of each note to be redeemed plus a make-whole premium, together with accrued and unpaid interest, if any, thereon. Thereafter the Parent may redeem the notes, in whole or in part, at any time on or after March 1, 2013, at the redemption prices. Certain equity offerings will be triggering events which will require us to use the net proceeds from the equity offering to repurchase notes at 105% of the principal amount of the notes, as of the redemption date, at any time prior to March 1, 2013 and at redemption prices at anytime thereafter, in each case, plus accrued and unpaid interest, if any, to the repurchase date.

Earnings before Interest, Taxes, Depreciation and Amortization and other Adjustments

We believe earnings before interest, taxes, depreciation and amortization and other adjustments, which we refer to as Adjusted EBITDA, provides information useful for evaluating our businesses and understanding our operation performance in a manner similar to management. We define Adjusted EBITDA as net income attributable to ARH before income taxes, interest expense, depreciation and amortization, and we further adjust for non-cash charges, non-recurring charges and pro forma amounts for acquisitions as if they had been consummated on the first day of each period. We believe Adjusted EBITDA is helpful in highlighting trends because Adjusted EBITDA excludes the results of decisions that are outside the control of operating management and can differ significantly from company to company depending on long-term strategic decisions regarding capital structure, the tax jurisdictions in which companies operate and capital investments. In addition, we present Adjusted EBITDA because it is one of the components used in the calculations under the covenants contained in our revolving credit facility. Adjusted EBITDA is not a measure of operating performance computed in accordance with GAAP and should not be considered as a substitute for operating income, net income, cash flows from operations, or other statement of operations or cash flow data prepared in conformity with GAAP, or as measures of profitability or liquidity. In addition, Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Adjusted EBITDA may not be indicative of historical operating results, and we do not mean for it to be predictive of future results of operations or cash flows. Adjusted EBITDA has limitations as an analytical tool, and you should not consider this item in isolation, or as a substitute for an analysis of our results as reported under GAAP. Some of these limitations are that Adjusted EBITDA:

•	does not include interest expense—as we have borrowed money for general corporate purposes, interest expense is a necessary element of our costs and ability to generate profits and cash flows;

•

does not include depreciation and amortization—because construction and operation of our dialysis clinics requires significant capital expenditures, depreciation and amortization are a necessary element of our costs and ability to generate profits;

•	does not include stock-based compensation expense;

•	does not reflect changes in, or cash requirements for, our working capital needs; and

•	does not include certain income tax payments that represent a reduction in cash available to us.

You should not consider Adjusted EBITDA as an alternative to income from operations or net income, determined in accordance with GAAP, as an indicator of our operating performance, or as an alternative to cash flows from operating activities, determined in accordance with GAAP, as an indicator of cash flows or as a measure of liquidity.

The following table presents the reconciliation from net income to Adjusted EBITDA for the periods indicated:

	Three Months Ended March 31,
(in thousands)	Pro Forma 2011 Successor	Historical 2011 Successor	Historical 2010 Predecessor
Net income	$5,617	$7,405	$6,486
Interest expense	10,007	7,041	4,230
Income tax (benefit) expense	(1,273)	(95)	2,402
Depreciation and amortization	4,349	4,349	3,092
Stock-based compensation	2,968	2,968	165
Merger and transaction-related expenses	36	36	1,766
Management fee	171	171	—
Specified legal costs	—	—	40

Adjusted EBITDA (including noncontrolling interests)	$21,875	$21,875	$18,181
Less: Net income attributable to noncontrolling interests	(7,549)	(7,549)	(6,242)

Adjusted EBITDA	$14,326	$14,326	$11,939

Covenant Compliance

Under the ARH Revolving Credit Facility, certain limitations, restrictions and defaults could occur if we are not able to satisfy and remain in compliance with specified financial ratios. We have agreed that we will not permit the Consolidated Net Debt to Consolidated EBITDA (both as defined in the agreement) Ratio for any 12 month period (last four fiscal quarters) ending during a period set forth below to be greater than the ratio set forth below opposite such period:

Period	Ratio
September 30, 2010 through September 30, 2011	5.75:1.00
December 31, 2011 through September 30, 2012	5.50:1.00
December 31, 2012 through September 30, 2013	5.00:1.00
December 31, 2013 through September 30, 2014	4.75:1.00
December 31, 2014 and thereafter	4.25:1.00

We have also agreed that we will not permit the Consolidated EBITDA to Fixed Charges (both as defined in the agreement) Ratio for any 12 month period (last four fiscal quarters) ending during a period set forth below to be lower than the ratio set forth below opposite such period:

Period	Ratio
September 30, 2010 through September 30, 2011	1.80:1.00
December 31, 2011 through September 30, 2012	1.80:1.00
December 31, 2012 through September 30, 2013	2.00:1.00
December 31, 2013 through September 30, 2014	2.25:1.00
December 31, 2014 and thereafter	2.50:1.00

The breach of these covenants could result in a default under the Revolving Credit Facility and the lenders could elect to declare all amounts borrowed due and payable. As of March 31, 2011, we are in compliance with our covenants.

In determining Consolidated EBITDA, EBITDA is calculated by reference to net income plus interest and other financing costs, net, provision for income taxes, depreciation and amortization and stock-based compensation. Consolidated EBITDA as defined in the agreement is calculated by adjusting EBITDA to exclude unusual items and other adjustments permitted in calculating covenant compliance under the indentures and the credit facilities. The adjustments made in determining Consolidated EBITDA include those used in determining Adjusted EBITDA, and further include adjustments for net income attributable to noncontrolling interests with clinic-level debt and other adjustments. We believe that the inclusion of supplementary adjustments to EBITDA applied in presenting Consolidated EBITDA are appropriate to provide additional information to investors to demonstrate our ability to comply with the financial covenants of the credit facility. The calculation of Consolidated EBITDA under the Revolving Credit Facility is as follows (in thousands):

Last Twelve Months Ended March 31, 2011
Net loss attributable to American Renal Holdings, Inc.	$(12,056)
Interest expense, net (1)	22,058
Benefit for income taxes	(1,980)
Depreciation and amortization	16,432
Stock-based compensation	7,425
Transaction expenses (2)	21,431
Specified legal costs (3)	8
Management Fee (4)	626

Adjusted EBITDA (6)	$53,944
Net income attributable to noncontrolling interests with clinic-level debt (5)	3,628

Consolidated EBITDA (6)	$57,572

(1)	Includes interest expense and interest income.
(2)	Reflects expenses related to the Merger Transactions.
(3)	Represents adjustments for certain legal costs as a specified exclusion.
(4)	Represents management fees payable to Centerbridge.
(5)

Reflects net income attributable to noncontrolling interests at those clinics with $6.6 million of third-party debt as of March 31, 2011. The agreement permits this adjustment up to the amount of third-party debt that is included in certain coverage and leverage ratios.

(6)

Adjusted EBITDA is defined as net income plus net interest expense, income taxes, depreciation and amortization, stock-based compensation, transaction expenses, initial public offering transaction expenses and specified legal costs. Adjusted EBITDA is not a recognized term under GAAP and does not purport to be an alternative to net income as a measure of operating performance or to cash flows from operating activities as a measure of liquidity. Additionally, Adjusted EBITDA is not intended to be a measure of free cash flow available for management’s discretionary use as it does not consider certain cash requirements such as interest payments, tax payments and debt service requirements. The presentation of Adjusted EBITDA has limitations as an analytical tool and should not be considered in isolation or as a substitute for analysis of the Company’s results as reported under GAAP. Management believes Adjusted EBITDA is helpful in highlighting trends because Adjusted EBITDA excludes the results of decisions that are outside the control of operating management and can differ significantly from company to company depending on long-term strategic decisions regarding capital structure, the tax jurisdictions in which companies operate and capital investments. In addition, Adjusted EBITDA provides more comparability between our predecessor results and our successor results that reflect acquisition accounting and our new capital structure. Management compensates for the limitations of using non-GAAP financial measures by using them to supplement GAAP results to provide a more complete understanding of the factors and trends affecting the business than GAAP results alone.

Consolidated EBITDA (or debt covenant EBITDA) is defined as Adjusted EBITDA plus net income attributable to noncontrolling interests with clinic-level debt and other adjustments. Consolidated EBITDA, not Adjusted EBITDA, is used in calculating covenant compliance under the agreements governing the Revolving Credit Facility. The Company believes that the inclusion of supplementary adjustments to Adjusted EBITDA are appropriate to provide additional information to investors about items that will impact the calculation of EBITDA that is used to determine covenant compliance under the agreements governing the Revolving Credit Facility. Since not all companies use identical calculations, this presentation of Consolidated EBITDA may not be comparable to other similarly titled measures of other companies.

Off Balance Sheet Arrangements, Contractual Obligations and Commitments

The following is a summary of historical contractual obligations and commitments as of March 31, 2011:

Scheduled payments under contractual obligations (in thousands)	Total	2011 & 2012	2013 & 2014	2015	After 2015
Clinic level third-party long-term debt and capital lease obligations (including current portion)	$6,572	$5,014	$1,558	$—	$—
Senior Secured Notes (1)	250,000	—	—	—	250,000
Senior PIK Toggle Notes (2)	135,000	—	—	—	135,000
Operating leases (3)	65,546	16,268	15,918	6,824	26,536
Interest payments (4)	154,727	42,159	41,903	20,938	49,727

Total	$611,845	$63,441	$59,379	$27,762	$461,263

(1)	Bear interest at 8.375% with interest payment dates of May 15 and November 15, commencing November 15, 2010. As of March 31, 2011, accrued interest totals approximately $7.8 million.
(2)

The Company may elect to pay interest on the notes (1) entirely in cash (“Cash Interest”), (2) entirely as PIK Interest (“PIK Interest”) or (3) 50% as Cash Interest and 50% as PIK Interest. Cash Interest on the notes will accrue at the rate of 9.75% per annum and PIK Interest on the notes will accrue at the rate of 10.50% per annum. Following an increase in the principal amount of the outstanding notes as a result of a payment of PIK Interest, the notes will accrue interest on such increased principal amount from the date of such payment. As of March 31, 2011, accrued interest totals approximately $1.2 million.

(3)	Net of estimated sublease proceeds of $1.0 million per year from 2011 to 2015 and $7.2 million thereafter.
(4)	Represents interest payments on debt obligations with fixed interest rates, including the Senior Secured Notes and the Senior PIK Toggle Notes.

We also have potential acquisition obligations for some of our non-wholly-owned subsidiaries in the form of put provisions, which are exercisable at our nephrologist partners’ future discretion within specified periods (“time-based puts”) or upon the occurrence of certain events (“event-based puts”) as set forth in each specific put provision. See Note C—Noncontrolling Interests Subject to Put Provisions in the Notes to Unaudited

Consolidated Financial Statements, included elsewhere in this prospectus, for discussion of these put provisions. These put obligations are not customary in the operating agreements with our JV partners. Although no assurance can be given, we do not expect a significant increase in the number of future JV arrangements to contain put provisions.

Since our inception, $16.6 million of time-based obligations have become exercisable by our nephrologist partners, but only $2.6 million of these puts have been exercised. The following is a summary of the estimated cash obligations in each of the specified years under all time-based puts existing as of March 31, 2011 (in thousands) and reflects the payments that would be made, assuming (a) all vested puts as of March 31, 2011 are exercised on April 1, 2011 and paid accordingly and (b) all puts exercisable thereafter are exercised as soon as they vest and are paid accordingly.

Year	Amount Exercisable
2011	$10,371
2012	10,057
2013	10,074
2014	2,700
2015	498
Thereafter	1,789

We do not have any off balance sheet arrangements.

Recent Accounting Pronouncements

Effective January 1, 2011, we adopted Accounting Standard Updates (“ASU”) 2010-24, “Health Care Entities (Topic 954): Presentation of Insurance Claims and Related Insurance Recoveries,” which clarifies that a health care entity should not net insurance recoveries against a related claim liability. The adoption had no impact on our financial condition, results of operations or cash flows.

Effective January 1, 2011, we adopted ASU 2010-23, “Health Care Entities (Topic 954): Measuring Charity Care for Disclosure,” which prescribes a specific measurement basis of charity care for disclosure. The adoption had no impact on our financial condition, results of operations or cash flows.

Critical Accounting Policies and Estimates

A discussion of our critical accounting policies and the related judgments and estimates affecting the preparation of our consolidated financial statements is included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2010 filed with the Securities and Exchange Commission. We believe that these accounting policies described below are critical to understanding our business, results of operations and financial condition because they involve significant judgments and estimates used in the preparation of our consolidated financial statements. An accounting policy is deemed to be critical if it requires a judgment or accounting estimate to be made based on assumptions about matters that are highly uncertain, and if different estimates that could have been used, or if changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact our consolidated financial statements. Actual results may differ from these estimates under different assumptions or conditions. There have been no material changes to our critical accounting policies as of March 31, 2011.

Net Operating Revenues and Allowance for Doubtful Accounts

We recognize net operating revenues as services are provided to patients. Net operating revenues consist primarily of reimbursement for dialysis and ancillary services provided to patients. We maintain a usual and customary fee schedule for dialysis treatment and other patient services; however, actual collectible revenues are normally at a discount to the fee schedule. We bill Medicare and Medicaid programs at predetermined net realizable rates per treatment that are established by statute or regulation. We record contracted payors at contracted rates and bill other payors at usual and customary rates, and record a contractual allowance to reflect the expected net realizable revenues for services provided. We estimate contractual allowances, along with provisions for uncollectible amounts, based upon contractual terms, regulatory compliance, and historical collection experience. Recognition of net revenues and allowances for uncollectible billings require the use of estimates of the amounts that will actually be realized considering among other items, retroactive adjustments that may be associated with regulatory reviews, audits, billing reviews, and other matters. As a result, there is at least a reasonable possibility that our recorded estimates will change by a material amount in the near term. We separately disclose changes in estimates of our revenues for prior periods if these changes are material.

Approximately 59% of our total net operating revenues for the year ended December 31, 2010 were accounted for by net operating revenues associated with patients whose primary coverage is under governmental programs, including Medicare and Medicaid and Medicare or Medicaid Managed Care programs. Laws and regulations governing the Medicare and Medicaid programs are extremely complex and subject to interpretation. As a result, there is at least a reasonable possibility that our recorded estimates will change by a material amount in the near term. Patient accounts receivable from these programs was $45.1 million at December 31, 2010. No other single payor accounted for more than 5% of total patient accounts receivable.

Noncontrolling Interests

We own a controlling interest in each of our 97 clinics, and our local nephrologist partners own the remaining noncontrolling interests. Effective January 1, 2009, we were required to treat noncontrolling interests as a separate component of equity, but apart from our equity, and not as a liability or other item outside of equity. We were also required to identify and retrospectively present consolidated net income attributable to us and to noncontrolling interests on the face of the consolidated statement of income. In addition beginning on January 1, 2009, changes in our ownership interest while we retain a controlling financial interest are prospectively accounted for as equity transactions. We were also required to expand disclosures in the financial statements to include a reconciliation of the beginning and ending balances of the equity attributable to us and the noncontrolling owners and a schedule showing the effects of changes in our ownership interest in a subsidiary on the equity attributable to us. This change did not have a material impact on our consolidated financial statements; however, it did change the presentation of noncontrolling interests in our consolidated financial statements.

In conjunction with adopting these requirements, we were required to classify securities with redemption features that are not solely within our control, such as the noncontrolling interests subject to put provisions, outside of permanent equity and to measure these noncontrolling interests at fair value. See Note E—Noncontrolling Interests Subject to Put Provisions in the Notes to our Consolidated Financial Statements for further details. These put provisions, if exercised, would require us to purchase our nephrologist partners’ interests at the appraised fair value. We estimate the fair value of the noncontrolling interests subject to these put provisions using an average multiple of earnings, based on historical earnings, development stage of the underlying business and other factors. The estimate of the fair values of the interests subject to these put provisions is a critical accounting estimate that involves significant judgments and assumptions and may not be indicative of the actual values at which these obligations may ultimately be settled in the future. The estimated fair values of the interests subject to these put provisions can also fluctuate and the implicit multiple of earnings at which these obligations may be settled will vary depending upon market conditions access to the credit and capital markets, which can impact the level of competition for dialysis and non-dialysis related businesses, the economic performance of these businesses and the restricted marketability of the nephrologist partners’ interests.

Stock-based Compensation

We measure and recognize compensation expense for all share-based payment awards based on estimated fair values at the date of grant. Determining the fair value of share-based awards requires judgment in developing assumptions, which involve a number of variables. We calculate fair value by using the Black-Scholes option-

pricing model, which requires estimates for expected volatility, expected dividends, the risk-free interest rate and the expected term of the option. In addition, estimates of the number of share-based awards that are expected to be forfeited must be made. Our stock-based compensation awards are measured at their estimated grant-date fair value and recognized as compensation expense on the straight-line method over their requisite service periods. For performance awards whose vesting is contingent upon liquidity events, we defer all stock-based compensation until the consummation of a liquidity event. The amount of compensation cost recognized in the consolidated statements of operations is based on the awards that are ultimately expected to vest, and therefore, is reduced for forfeitures.

Fair Value of Common Stock Determination by Predecessor

We granted stock options with the following exercise prices during the predecessor period from January 1, 2009 through May 7, 2010:

Option Grant Dates	Number of Shares Underlying Options	Exercise Price Per Share	Fair Market Value Per Underlying Share as of Grant Date
February 2009	257,500	$4.72	$4.72
May 2009	147,500	5.20	5.20
September 2009	207,500	5.24	5.24
November 2009	95,500	5.24	5.24

The fair value of the common stock underlying stock options granted during this predecessor period was estimated by our board of directors, which intended all options granted to be exercisable at a price per share not less than the per share fair value of our common stock underlying those options on the date of grant. In the absence of a public trading market, our board of directors considered numerous objective and subjective factors to determine its best estimate of the fair market value of our common stock as of the date of each option grant, including but not limited to, the following factors: (i) the rights, preferences and privileges of our preferred stock relative to the common stock; (ii) our performance and stage of development; (iii) valuations of our common stock; and (iv) the likelihood of achieving a liquidity event for the shares of common stock underlying these stock options, such as an initial public offering or sale of our company, given prevailing market conditions. The assumptions we use in the valuation model are based on subjective future expectations combined with management judgment. If any of the assumptions used in the Black-Scholes model changes significantly, stock-based compensation for future awards may differ materially compared with the awards granted previously.

Every six months (June 30th and December 31st), we performed a concurrent valuation analysis to determine the fair value to be used for options to be granted in the successive six month period. The valuation analysis consists of two major steps: the estimation of the aggregate value of the entire company (referred to as Business Enterprise Value, or BEV) and the allocation of this aggregate value to each element of the contemporary capital structure (preferred stock, common stock, options and warrants). As described below, the BEV was estimated using a combination of income and market-based methods. The allocation of the BEV to equity classes was performed using an option-based method as of each valuation date.

Significant Factors, Assumptions and Methodologies Used in Determining Fair Value

In determining the fair value of our BEV and common stock, we used a combination of the income approach and the market approach to estimate our aggregate BEV at each valuation date.

The income approach is an estimate of the present value of the future monetary benefits expected to flow to the owners of a business. It requires a projection of the cash flows that the business is expected to generate over a forecast period and an estimate of the present value of cash flows beyond that period, which is referred to as residual value. These cash flows are converted to present value by means of discounting, using a rate of return that accounts for the time value of money and the appropriate degree of risks inherent in the business. The market approach considers multiples of financial metrics based on both acquisitions and trading multiples of a peer group of companies. These multiples are then applied to our financial metrics to derive an indication of value.

Our indicated BEV at each valuation date was first reduced by the amount of long-term debt outstanding and then, the residual value was allocated to the preferred stock and common stock, using a contingent claim methodology. This methodology treats the various components of our capital structure as a series of call options on the proceeds expected from the sale of the company or the liquidation of our assets at some future date. These call options are then valued using the Black-Scholes option pricing model. This model defines the securities’ fair values as functions of the current fair value of the company and assumptions based on the securities’ rights and preferences. As a result, the option-pricing method requires assumptions regarding the anticipated timing of a potential liquidity event, such as an initial public offering, and the estimated volatility of our equity securities. The anticipated timing of a liquidity event utilized in these valuations was based on then current plans and estimates of our board of directors and management regarding an initial public offering. Estimates of the volatility of our stock were based on available information on the volatility of capital stock of comparable publicly traded companies.

Fair Value of Common Stock Determination by Successor

During the successor period from May 8, 2010 through December 31, 2010, we granted stock options to purchase 1,268,900 shares, all at an exercise price of $21.00 per share, the fair value on the date of their respective dates of grant. The fair value was determined by our board of directors as $21.00 per share as this represented the price per share of common stock paid by American Renal Associates Holdings, Inc. in the Merger, on an as converted basis. In connection with the dividend to the shareholders of the Parent in March 2011, such exercise price was adjusted to $6.51.

Accounting for income taxes

We estimate our income tax provision to recognize our tax expense for the current year, and our deferred tax liabilities and assets for future tax consequences of events that have been recognized in our financial statements, measured using enacted tax rates and laws expected to apply in the periods when the deferred tax liabilities or assets are expected to be realized. Deferred tax assets are assessed based upon the likelihood of recoverability from future taxable income and, to the extent that recovery is not likely, a valuation allowance is established. We regularly review and update the allowance for changes in circumstances that would cause a change in judgment about the reliability of the related deferred tax assets. These calculations and assessments involve complex estimates and judgments because the ultimate tax outcome can be uncertain and future events unpredictable.

Acquisition accounting valuation estimates

We make various assumptions and estimates regarding the valuation of tangible and intangible assets, liabilities and contractual as well as non-contractual contingencies associated with our acquisitions. These assumptions can have a material effect on our balance sheet valuations and the related amount of depreciation and amortization expense that will be recognized in the future. Long-lived tangible and intangible assets are subject to our regular ongoing impairment assessments.

Goodwill Impairment

The excess of aggregate purchase price over the fair value of the net tangible and specifically identifiable intangible assets of businesses acquired in purchase transactions is recorded as goodwill.

We evaluate goodwill and indefinite-lived intangible assets for impairment at least on an annual basis and more frequently if certain indicators are encountered. We assess goodwill for impairment as of October 1. Goodwill is to be tested at the reporting unit level, defined as an operating segment or one level below an operating segment (referred to as a component), with the fair value of the reporting unit being compared to its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered to be impaired. We have determined that we have one operating, as well as one reportable, segment. For impairment testing purposes, our individual clinics qualify as components of that operating segment. Because they have similar economic characteristics, the components are aggregated and deemed a single reporting unit. No impairment of goodwill or indefinite lived intangible assets was identified during the years ended December 31, 2010 and 2009.

Quantitative and Qualitative Disclosure About Market Risk

Our investments include cash and cash equivalents. Cash and cash equivalents consist of cash, money market accounts, certificates of deposit and commercial paper. The primary objective of our investment activities is to preserve principal while maximizing income without significantly increasing risk. We do not enter into investments for trading or speculative purposes. Our investments are exposed to market risk due to a fluctuation in interest rates, which may affect our interest income and the fair market value of our investments. Due to the short-term nature of our investment portfolio, we do not believe an immediate 10% increase in interest rates would have a material effect on the fair market value of our portfolio, and therefore we do not expect our operating results or cash flows to be materially affected to any degree by a sudden change in market interest rates.

Interest Rate Risk

Our Revolving Credit Facility contains multiple interest rate options which allow us to choose between a U.S. prime rate based interest rate or a London Interbank Offered Rate based interest rate. As of March 31, 2011, there were no borrowings under our Revolving Credit Facility. If we were to draw on it, then we would be subject to changes in interest rates. As of March 31, 2011 we did not maintain any interest rate swap agreements.

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

BUSINESS

Our Company

We are a national provider of kidney dialysis services for patients suffering from chronic kidney failure, also known as end stage renal disease, or ESRD. As of March 31, 2011, we owned and operated 97 dialysis clinics treating more than 6,800 patients in 18 states and the District of Columbia. Our operating model is based on shared ownership of our facilities with physicians, known as nephrologists, who specialize in treating kidney-related diseases in the local market served by the clinic. Each clinic is maintained as a separate joint venture, or JV, in which we own a controlling interest and our local nephrologist partners own noncontrolling interests.

We believe we are the largest dialysis services provider in the United States founded and operating exclusively on a joint venture model. We have invested significantly in the development of our senior and field level core management function and operating procedures, and we believe we are well-positioned to continue to realize the benefits of platform scalability, which will allow us to add clinics without significant incremental operating costs. As a result, our revenue and earnings growth will be driven primarily by the growth in the number of our JV clinics and treatment growth at our existing clinics. Since our founding, we have opened 73 new clinics (“de novo clinics”) and have acquired 24 clinics from third parties (“acquired clinics”) that we subsequently converted to our JV model. In 2010 we opened 11 clinics, eight of which are de novo clinics and three are acquired clinics. We plan to continue the expansion of our operations with the use of the JV model primarily through the redeployment of free cash flow to create de novo clinics, to expand existing clinics and to selectively acquire clinics.

We believe our JV model is attractive to the nephrologist community because it provides a platform for favorable clinical outcomes and superior financial results while enabling our nephrologist partners to focus on providing the highest quality of patient care rather than the administration of corporate-directed treatments and protocols. Through our wholly-owned subsidiary, American Renal Management, LLC (“ARM”), we provide our nephrologist partners with the managerial, accounting, financial, technological and administrative support necessary to operate our clinics. In particular, our management services focus on critical revenue cycle management for each patient, which encompasses patient registration, insurance and benefit verification, medical treatment documentation and coding, bill preparation and collections. In addition, our corporate clinical advisory team, which includes our Medical Advisory Board, which is made up of our three National Medical Directors, and clinical and regulatory advisors, assists our nephrologist partners in establishing clinical objectives, while our operating model allocates to our nephrologist partners autonomy over the clinical protocols used to achieve those objectives.

According to the United States Renal Data System, or USRDS, the number of dialysis patients in the U.S. is expected to continue growing faster than increases in the general population, primarily due to an aging population with increased life expectancies. As a result, we believe there will be an increasing need for dialysis clinics. In addition, we believe that the JV model will continue to be one of the fastest growing operating models for dialysis clinics and will represent an increasing percentage of the dialysis clinic industry. We believe that our JV model, with its clinic level autonomy for the physician, together with the comprehensive management services that we have developed, enhance the clinical and operating performance of our clinics and make us a preferred dialysis partner for nephrologists. We believe this will lead to additional JV opportunities with nephrologists seeking the corporate support we provide.

Dialysis Services Industry Overview

End Stage Renal Disease, or ESRD, is characterized by the loss of kidney functionality and is normally irreversible and fatal unless treated. ESRD most commonly results from complications associated with diabetes, hypertension, renal and hereditary diseases, old age and a combination of other risk factors. ESRD requires continued dialysis treatments or a kidney transplant to sustain life. Absent transplantation, the average life expectancy for an ESRD patient on dialysis is approximately five years following diagnosis, according to the USRDS. Scarcity of compatible kidneys has limited the option for transplants, causing most patients suffering from ESRD to rely on dialysis. Dialysis is the removal of toxins and fluids from the blood of ESRD patients by artificial means. Patients suffering from ESRD generally require dialysis at least three times per week, amounting to approximately 156 treatments per year, for the remainder of their lives.

There are two primary methods of dialysis commonly used today, hemodialysis and peritoneal dialysis. Hemodialysis, or the removal of toxins and fluid from the blood through a specially designed filter, is the most common form of ESRD treatment and represented approximately 92% of all dialysis treatments in the United States in 2007. Hemodialysis is typically performed in outpatient dialysis clinics and lasts approximately 3.5 hours per treatment. Treatments are usually performed by teams of licensed nurses and trained technicians pursuant to a physician’s instructions. Almost all patients receive hemodialysis in our outpatient dialysis clinics as their primary ESRD treatment, although we also provide such services in the home. Peritoneal dialysis uses the patient’s peritoneal, or abdominal, cavity to eliminate fluid and toxins. A patient generally performs peritoneal dialysis at home. We also provide peritoneal dialysis services to patients who prefer and are able to receive that form of treatment.

Large, Growing Market for Outpatient Dialysis Services

The total annual cost of providing healthcare services to ESRD patients in the U.S. in 2008 has been estimated by the USRDS to be approximately $39.5 billion, of which we believe approximately $20 billion represents our currently addressable market. According to the most recent report by the USRDS, there were approximately 548,000 ESRD patients in the United States as of December 31, 2008, with the number of ESRD patients expected to grow at an annual rate consistent with the historical rate of approximately 2%, outpacing general population growth. Aside from a relatively small number of individuals who qualify for and successfully undergo kidney transplants, the vast majority of ESRD patients require three dialysis treatments per week, on average, for the remainder of their lives. USRDS data indicates that the prevalence rate in patients ages 65 to 74 increased 24% from 2000 to 2007; while, in patients ages 75 and older the prevalence rate increased 28% over the same period.

According to the USRDS, the increasing percentage of the U.S. population afflicted with ESRD has been primarily caused by:

•	aging of the general population;

•	improved treatment and increased survival rate of patients with diabetes, hypertension and other illnesses that lead to ESRD;

•	growth rates of minority populations with higher than average incidence rates of ESRD; and

•	improved dialysis technology, that has enabled older patients and those who previously could not tolerate dialysis due to other illnesses, to benefit from this treatment.

Reimbursement Environment

A majority of reimbursement for dialysis services is provided by the federal government’s Medicare ESRD program based on rates established by the Centers for Medicare & Medicaid Services, or CMS. The coverage criteria for dialysis centers under Medicare are well defined and, as a result, Medicare reimbursement for dialysis services has historically been more predictable than reimbursements for most other services and procedures. ESRD has been classified as a chronic disability since 1972 and patients are entitled to treatment and Medicare benefits regardless of age or financial circumstances. Generally, if a patient does not have employer-sponsored health coverage, Medicare becomes the primary payor either immediately or after a three-month waiting period. For a patient with employer-sponsored health coverage, Medicare generally becomes the primary payor after 33 months, which includes a three-month coordination of benefits period, or earlier if the patient’s employer-sponsored health coverage terminates. Additional sources of reimbursement for dialysis services include other government agencies such as state Medicaid programs as well as private pay options.

In 2008, Congress enacted the Medicare Improvements for Patients and Providers Act of 2008 (Pub. L. No. 110–275), which among other things required the Secretary of Health and Human Services through CMS to adopt a prospective payment system for outpatient dialysis centers. On August 12, 2010, the Secretary issued the final rule implementing that new payment system to take effect January 1, 2011. See 75 Fed. Reg. 49,030 (Aug. 12, 2010). Under the previous method, known as the composite rate methodology, Medicare paid a fixed amount for each dialysis treatment but provided additional reimbursements for laboratory services, administration of pharmaceuticals and for certain pharmaceutical, such as EPO. Under the new prospective payment methodology, also known as the bundled payment system, each outpatient dialysis facility receives a single all-inclusive payment designed to cover the dialysis treatment and supplies, laboratory services, administration of pharmaceuticals, and the pharmaceuticals themselves, including EPO.

The per-treatment base-bundled rate payable to each facility is adjusted to take by an inflation factor and geographic variations in wage rates, may be adjusted upward if the treatment volume at a given facility falls below certain thresholds, and may further be adjusted to accommodate each facility’s case-mix (e.g., patient age, body surface, body mass index co-morbidities). Facilities may also receive additional payments for so-called outliers, cases where the cost of treatment significantly exceeds the imputed Medicare payment for that patient.

The new methodology also requires dialysis facilities to provide new services within the payment bundle such as oral vitamin D medications and an expanded list of laboratory tests. Historically these services were separately billable; now the dialysis facility is operating “at risk” for these ancillary items and services. If EPO utilization, for instances increases beyond that contemplated when the bundled rate was set by CMS, then that could have a significant adverse effect on facility’s profitability. With regard to the expanded list of case-mix adjustors, these are difficult for our dialysis clinics or billing and other systems to document and track which results in an increased risk in a reduction in the amounts of the payments that we would otherwise be entitled to receive.

The new prospective payment rule also requires the new single bundled payment base rate to be adjusted annually for inflation based upon a market basket index, less a productivity adjustment, beginning in 2012. Also, beginning in 2012, the rule provides for up to a 2% withholding that can be earned back by facilities that meet certain defined clinical performance standards. To the extent our facilities do not fully meet the established benchmarks, however, we may not earn back all (or any) of the dollars withheld.

Dialysis providers were given the option to make a one-time election by November 1, 2010 to move fully to the bundled payment system in 2011 or to phase in the payment system over four years, in each case commencing on January 1, 2011. All of our clinics with the exception of one elected to move fully to the bundled payment system. Given the limited timeframe in which the bundled payment system has been in effect, at this time we cannot predict whether we will be able to reduce our operating costs to a level that will fully offset any reduction in overall reimbursement for services we provide to Medicare patients. In addition, we may experience increases in operating costs, such as labor and supply costs, that may not fully off-set by inflation-based increases in Medicare payments

Further, to ensure budget neutrality during the four-year transition, Medicare reduced each facility’s payments by 3.1 percent based on the assumption that more than half of the dialysis facilities nationwide would opt to participate in the transition. The actual percentage of facilities which elected to forego the transition and be paid fully under the blended rate methodology effective January 1, 2011, was about 87 percent. As a result, CMS announced that for services furnished April 1, 2011 through December 31, 2011, it would eliminate the 3.1 percent payment reduction.

Before Medicare becomes the primary payor, a patient’s commercial insurance plan, if any, is responsible for payment of the dialysis services provided. Although commercial payment rates vary significantly, average commercial payment rates are generally significantly higher than Medicare rates and often include price increases. Payment methods from commercial payors include a single lump-sum per treatment, referred to as bundled rates, and separate payments for ancillary treatments and pharmaceuticals, if used as part of the dialysis treatment, referred to as fee for service rates. We believe commercial payors are generally sensitive to the special circumstances and challenges faced by ESRD patients, particularly because they are responsible for primary coverage for a relatively limited number of ESRD patients for a finite 30-month period of time. We also believe commercial payors have an incentive to facilitate quality dialysis care because patients who do not regularly receive dialysis treatment typically require hospitalization and other more costly acute care treatment. For the year ended December 31, 2010, we derived approximately 42% of our net operating revenues from commercial payors, which represented approximately 13% of the treatments performed. The source of the balance of our treatments and net operating revenues come from Medicare and other governmental payors.

Our Operations

Our JV Operating Model

We believe we are the only dialysis service provider founded and operating exclusively on a shared-ownership model. Each of our clinics is maintained as a separate joint venture in which we own a controlling interest typically between 51% and 75%, and our nephrologist partners, who may be single practitioners or an affiliated group of nephrologists, own the noncontrolling interest. As of March 31, 2011, on average we owned a 56% interest in our clinics and our nephrologist partners owned a 44% interest.

Our operating model stresses the following ideals for our company:

•	Take excellent care of the patients and the financial success will follow;

•	Enable the nephrologist to practice as he/she deems appropriate;

•	Provide the nephrologist the autonomy to make operational decisions;

•	Acknowledge that clinic staff members are a critical and valuable asset; do everything possible to hire and retain the best possible staff;

•	Listen to the practitioners and provide the tools needed to take excellent care of their patients; and

•	The corporate office works for our staff, our doctors and patients.

Our relationships with physicians and other referral sources relating to our joint ventures are required to comply with the anti-kickback statute. Although there is a safe harbor for certain investment interests in “small entities,” it is not clear if any of our joint ventures satisfies all of the requirements for protection by this safe harbor. Under current law, physician joint ventures are not prohibited but instead require a case-by-case evaluation under the anti-kickback statute. We have structured our joint ventures to satisfy as many safe harbor requirements as we believe are reasonably possible and we believe that these investments are offered on a fair market value basis and provide returns to the physician investors only in proportion to their actual investment in the venture. We believe that our agreements do not violate the federal anti-kickback statute; however, since the arrangements do not satisfy all of the requirements for safe harbor protection, these arrangements could be challenged. See “Risk Factors—Our arrangements with our nephrologist partners and medical directors do not satisfy all the elements of a safe harbor to the federal anti-kickback statute and certain state anti-kickback laws and as a result may subject us to government scrutiny.”

As required by law, our clinics contract with a nephrologist partner or a group of affiliated nephrologists who are our nephrologist partners to provide medical director services at each of our clinics. Our medical director arrangements are typically for a ten-year term with provision for optional renewals at the end of the term.

Our JV clinics are most commonly de novo clinics. In a typical de novo clinic, the total capital required to develop the clinic is approximately $1.5 million, of which a portion is equity capital funded by us and our nephrologist partners in proportion to our respective ownership interests. Historically, the balance of such development cost was funded primarily through third-party debt financing that we and our nephrologist partners guaranty on a basis proportionate to our respective ownership interests, and in some cases through intercompany loans. We began to finance such balances primarily through intercompany loans in 2008 in part as a response to the unpredictability of the financial market at that time, and we expect to continue financing a significant portion of our clinical development costs through intercompany loans. Historically, our de novo clinics become EBITDA positive within an average of 12 months of opening. Once a clinic becomes EBITDA positive, the JV clinic begins to distribute excess cash to us and our nephrologist partners.

We equip our clinics with technologically advanced dialysis equipment and amenities. Our clinics generally contain between 15 and 20 dialysis stations, one or more nurses’ stations, a patient waiting area, examination rooms, a supply room, a water treatment space to purify water used in hemodialysis treatments, a dialyzer reprocessing room, staff work areas, offices and a staff lounge. Our clinics are also typically outfitted with amenities including personal cable televisions and fully reclining chairs.

Each of our JVs is organized as a limited liability company, typically organized in the state in which the clinics are located. Although the terms on which each JV is owned and operated vary to some extent, our JV arrangements have many common features. See “—JV Operating Agreements” and “—Management Services.”

Our Services

As of March 31, 2011, we owned and operated 97 dialysis clinics treating more than 6,800 patients in 18 states and the District of Columbia. As required by law, our clinics contract with a nephrologist partner or a group of affiliated nephrologists who are our nephrologist partners to provide medical director services at each of our clinics. The duties of the medical director generally include responsibility for the oversight of the clinic, its staff, patient care and treatment. In addition, other nephrologists may apply for practice privileges to treat their patients at our centers.

In addition to a medical director, each clinic has a clinic manager, typically a registered nurse, who supervises the day-to-day operations of the center and its staff. The staff of each center typically consists of registered nurses, patient care technicians, a social worker, a registered dietician, biomedical technician support and other administrative and support personnel.

Many of our outpatient dialysis centers offer services for dialysis patients who prefer and are able to receive either hemodialysis treatments in their homes or peritoneal dialysis. Home-based dialysis services consist of providing equipment and supplies, training, patient monitoring, on-call support services and follow-up assistance. Registered nurses train patients and their families or other caregivers to perform either hemodialysis at home or peritoneal dialysis.

Under Medicare regulations, we cannot and do not promote, develop or maintain any kind of contractual relationship with patients that would directly or indirectly obligate a patient to use or continue to use our dialysis services, or which would give us any preferential rights other than those related to collecting payments for our services.

Location and Capacity of Our Clinics

As of March 31, 2011, we owned and operated 97 dialysis clinics treating more than 6,800 patients in 18 states and the District of Columbia, each of which is consolidated in our financial statements. The locations of these clinics at March 31, 2011 were as follows:

State	Centers	State	Centers	State	Centers
Florida	24	Colorado	5	Wisconsin	2
Ohio	11	Virginia	4	Louisiana	1
Rhode Island	9	Texas	4	California	1
Pennsylvania	9	South Carolina	4	District of Columbia	1
Massachusetts	8	Maryland	3	Missouri	2
Georgia	5	Illinois	2	Michigan	1
				New Jersey	1
				TOTAL	97

We have developed our clinics in a manner that we believe promotes high-quality patient care. Our typical clinic is approximately 6,500 to 7,000 square feet. We select clinic locations to maximize appeal and convenience based on demographic and other factors. One of the primary considerations in selecting a clinic location is finding an area with an existing patient base under the current treatment of local nephrologists interested in working with a dialysis clinic. Other considerations include:

•	the types of commercial insurance in the area and the dialysis patient census they serve;

•	the availability and cost of qualified and skilled personnel, particularly nursing and technical staff;

•	the size and condition of the proposed clinic and its equipment;

•	the atmosphere for the patients;

•	the area’s demographics and population growth estimates;

•	state regulation of dialysis and healthcare services; and

•	the existence of competitive factors such as existing outpatient dialysis clinics within reasonable proximity to the proposed clinic.

We are able to increase our capacity by extending hours at our existing centers, expanding our existing centers, relocating our centers, developing new centers and by acquiring centers. The development of a typical de novo clinic by us generally requires approximately $1.5 million for leasehold improvements, equipment and first-year working capital. Based on our experience, a de novo clinic typically opens within a year after the property lease is signed and normally achieves operating profitability in the first 12 months after certification. Acquiring an existing clinic or group of clinics requires a substantially greater initial investment, but profitability and cash flow are generally initially more predictable.

Some of our dialysis centers are operating at or near capacity. However, we believe that we have adequate capacity within most of our existing dialysis centers to accommodate additional patient volume through increased hours and/or days of operation, or, if additional space is available within an existing facility, by adding dialysis stations.

All of our clinics lease their space on terms that we believe are customary in the industry. We can usually relocate existing centers to larger facilities or open new centers if existing centers reach capacity. With respect to relocating centers or building new centers, we believe that we can generally lease space at economically reasonable rates in the areas planned for each of these centers, although there can be no assurances in this regard. Expansion of existing centers or relocation of our dialysis centers is subject to review for compliance with conditions relating to participation in the Medicare ESRD program. In states that require a certificate of need or center license, additional approvals would generally be necessary for expansion or relocation.

Medical Directors And Other Nephrologists

In order for our clinics to be eligible to participate in the Medicare ESRD program, a qualified physician or group of physicians must act as medical director for each our clinics. We engage practicing, board-certified or board-eligible nephrologists to serve as medical directors. Medical directors also own a noncontrolling interest in the clinic as a result of our JV model. Medical directors are responsible for:

•	supervising medical aspects of a clinic’s operations;

•	administering and monitoring patient care policies;

•	administration of dialysis treatments, including medically necessary items and services;

•	administration of staff development and training programs; and

•	assessment of all patients.

Our medical directors are given autonomy and play an important role in quality assurance activities at our clinics and in coordinating the delivery of care. In addition, at some clinics one or more other nephrologists serve as assistant or associate medical directors or direct specific programs, such as home dialysis training programs. Our medical directors, as well as assistant or associate medical directors, receive fair market value compensation for their services. We base this compensation on independent third-party valuations. Our medical director arrangements are typically for a ten-year term with provision for optional renewals at the end of the term. Our medical director arrangements also include restrictions similar to those of other dialysis service providers that restrict our medical directors from competing with us. These agreements not to compete restrict the physicians from owning or providing medical director services to other dialysis clinics, but do not prohibit our medical directors from providing direct patient care services at other locations. Consistent with federal and state law, such agreements do not require our medical directors to recommend our dialysis clinics to their patients.

Local nephrologists are a key factor in the success of our clinics. Caring for ESRD patients is typically the primary clinical activity of a nephrologist, although a nephrologist may have other clinical activities including the post-surgical care of kidney transplant patients and the diagnosis, treatment and management of kidney disorders other than ESRD. Most nephrologists practice in small single-specialty groups covering a relatively large geographic service area. Most nephrologists also have a significant office practice, consult on numerous hospitalized patients who are not on dialysis and follow the progress of kidney transplant patients. An ESRD patient generally seeks treatment at a clinic where his or her nephrologist has privileges to admit patients. Nephrologists at our clinics typically include our nephrologist partners, as well as other nephrologists that apply for and receive practice privileges to treat their patients at our clinics. As of December 31, 2010, there were 250 nephrologists with privileges to practice at one or more of our clinics.

JV Operating Agreements

Many of the features of our JVs are set forth in agreements we enter with our clinics and our local nephrologist partners. Agreements that we typically enter into in connection with our clinics include a joint venture operating agreement and a management services agreement pursuant to which we provide various support services to our clinics. See “—Management Services” below. These agreements allocate ownership, rights and responsibilities in our clinics. These agreements also provide, among other things, for distributions on the ownership interests in our JVs. Under these JV agreements, the JV’s net profits, if any, or net losses, if any, are typically distributed no less often than annually in proportion to holdings of membership interests. These distributions are made out of the JV’s net cash flows in an amount determined by a majority in interest of the JV members (the Company, as majority member in the JV clinics, can therefore typically determine the distribution amount). Because distributions are limited to net cash flow available, the JV clinics are generally unable to distribute amounts that would result in the JV having insufficient capital to pay debt, interest obligations or general operating expenses or have insufficient working capital reserves. In addition, statutory restrictions including state laws, may prevent the JV clinics from distributing amounts that would result in the JV becoming insolvent. Our JV arrangements do not require the consent of our nephrologist partners prior to the making of any distributions from our JVs, so long as a pro rata distribution is made to our partners with one exception that we do not believe is material.

The operating agreements for some clinics give the nephrologist partners put rights that, when exercised, require us to purchase some or all of that nephrologist partner’s interest in that clinic. Some of these put rights are exercisable upon certain dates, and some are exercisable or accelerable upon the occurrence of certain events, including the transfer of a majority of ARA’s equity interest to a third-party. Nephrologist partners in certain of our clinics have the right to accelerate the exercise date of certain time-based puts. The Merger Transactions triggered the acceleration of the exercise date of the put rights of certain of our nephrologist partners, but these put rights were waived by our partners having such rights.

From time to time our operating agreement may provide that we cannot take certain specified actions affecting a clinic without the consent of the nephrologist partner(s) for that clinic. Such actions may include (i) a sale, transfer, liquidation or reorganization of all or substantially of the clinic, a merger or dissolution of the clinic, (ii) a lease of all or substantially all of the clinic, (iii) the admission of a new or substituted member,

(iv) an amendment or modification of the applicable operating agreement or the constituent documents for the clinic, (vi) certain transactions with affiliates, (vii) any capital calls except to the extent specifically provided, (viii) any hiring or firing of employees of the clinic, (ix) entering into borrowing on behalf of the clinic for a principal amount exceeding a specified principal amount, and (x) entering into any lease agreements on behalf of the clinic where annual payments exceed a specified amount.

Management Services

Our executive and senior management team operates out of our Beverly, Massachusetts headquarters. Executive management located at our corporate headquarters includes our Chairman, Chief Executive Officer, President, Chief Operating Officer, Chief Financial Officer and General Counsel. Other corporate staff includes personnel responsible for the management of operations, clinical and regulatory services, corporate compliance, technical services, project management and business development. Our national medical director and five regional directors are dispersed geographically throughout the United States.

Our corporate management is focused on supporting the operation of our dialysis clinics and the practices of our nephrologists. Through ARA, we enter agreements to provide management services to our clinics. For these services, we are typically entitled to the greater of $50,000 or 4% of the clinic’s net revenues. In addition, depending on state law, these agreements typically provide for us to employ clinical staff and provide them to the clinic. Our management agreements are typically for a ten-year term with provision for optional renewals at the end of the term. Pursuant to these agreements we provide our nephrologist partners with all of the managerial, accounting, financial, technological and administrative support necessary to operate our clinics, which enables our nephrologist partners to focus on delivering high quality healthcare. We strive to improve the clinical outcomes and operating and financial performance of our dialysis clinics, ensure compliance with applicable laws and regulations, and identify opportunities that are consistent with our growth strategy. The management services we provide to our clinics generally include:

•	supervising site searches and negotiating leases;

•	obtaining and maintaining licenses, permits and certifications;

•	providing manuals, policies and procedures;

•	performing payroll processing, personnel and benefit administration, billing and collection and payment of accounts receivable;

•	providing staff training programs;

•	recommending and purchasing or leasing equipment;

•	preparing and filing cost reports;

•	preparing annual operating budgets;

•	administering financial and clinical information systems;

•	procuring and maintaining insurance policies;

•	performing legal and compliance services;

•	providing strategic marketing; and

•	employing clinical staff.

Quality Care

Our corporate management team promotes a patient and physician-focused corporate culture and other founding philosophies. We believe our culture and founding principles improve the clinical outcomes and operating performance of our dialysis clinics, and ensure our clinics’ compliance with applicable laws and regulations. For example, we believe that our culture of compliance, implemented by facilitating internal compliance audits, compliance hotlines, HIPAA compliance safeguards, as well as through management services such as manuals, policies and procedures and training, has contributed to our clinics’ strong track record in regulatory matters.

We maintain a monthly schedule with senior management and our national medical director to review clinical outcomes on a clinic by clinic basis and individual planning for continuous improvement. Our clinical team works routinely with individual physicians, clinic managers, and dieticians in an effort to optimize clinical outcomes such as anemia management, adequacy of the dialysis treatment (KT/V), nutrition (albumin levels), arterial venous fistula (AV fistula), and other important indicators. Based on the review of outcomes data, action plans, including clinical programs and educational offerings, are developed and implemented. The company has created a clinical ladder system that is used to track key performance data and effect improvement. We believe this system encourages clinic managers to strive for excellence, thereby enhancing quality of care and improving patient outcomes.

EPO and Other Pharmaceuticals

Patients receiving dialysis are also typically administered one or more pharmaceuticals and supplements. Patients are commonly treated with EPO. EPO is a genetically engineered form of a naturally occurring protein that stimulates the production of red blood cells. EPO is used in connection with all forms of dialysis to treat anemia, a medical complication most ESRD patients experience. Anemia involves a shortage of oxygen-carrying red blood cells. Because red blood cells bring oxygen to all the cells in the body, untreated anemia can cause severe fatigue, heart disorders, difficulty concentrating, reduced immune function, and other problems. Anemia is common among renal patients, caused by insufficient erythropoietin, iron deficiency, repeated blood losses, and other factors. Patients are also commonly treated with vitamin D analogs and iron supplements.

EPO is produced by a single manufacturer, Amgen, and any interruption of supply or product cost increases could adversely affect our operations. We purchase EPO from Amgen through a group purchasing organization that negotiates the terms on which we purchase EPO. We have entered into agreements with our group purchasing organization and Amgen that provide for specific rebates based on a combination of factors, including process improvement and data submission.

Amgen has also developed and obtained U.S. Food and Drug Administration, or FDA, approval for Aranesp®, a pharmaceutical used to treat anemia that may replace EPO or reduce its use with dialysis patients. Roche has also developed a drug, Mircera®, used to treat anemia, although it is currently unavailable to patients in the United States due to Amgen’s patent on EPO.

Unlike EPO, which is generally administered in conjunction with each dialysis treatment, Aranesp® can be administered less frequently. In the event that alternatives to EPO are marketed for treatment of dialysis patients, we may realize lower margins on the administration of these pharmaceuticals than are currently realized on EPO. A significant increase in the development and use of other or similar alternatives to EPO, or a change in administration practices, could have a material impact on our operating results.

Over the past few years there has been significant media discussion and government scrutiny regarding anemia management practices for ESRD patients in the United States, mainly as a result of clinical studies that identified risks in patient populations related to the utilization of EPO and similar pharmaceuticals. As a result, the FDA required warning labels for EPO and Aranesp® and changes were made to EPO reimbursement and payment coverage policies. As new information is obtained from research and clinical trials, practice guidelines may change over the next several years. Even though we believe that our anemia management practices have been compliant with existing laws and regulations, we may be subject to further inquiries from a variety of government bodies as these payment policies and practicing guidelines evolve. In addition, reimbursement rates for the administration of EPO and other pharmaceuticals may change in connection with the implementation of bundled reimbursement rates for dialysis services that began in 2011.

Competition

The dialysis industry is highly competitive. Because of the ease of entry into the dialysis business and the ability of physicians to be medical directors for their own clinics, competition for growth in existing and expanding markets is not limited to large competitors with substantial financial resources. According to the USRDS, there were in excess of 5,200 dialysis clinics in the United States at the end of 2009. We face competition from large and medium-sized providers for the identification and retention of patients and for the acquisition of existing dialysis clinics. We face particularly intense competition for the identification and retention of nephrologists, whether as physicians, medical directors or physician partners. In many instances, our competitors have taken steps to include comprehensive non-competition provisions within their medical director agreements, thereby limiting the ability of physicians to serve as medical directors or potential joint venture partners for competing dialysis clinics. These non-competition provisions often contain both time and geographic limitations during the term of the agreement and for a period of years thereafter. Our competitors have threatened and filed litigation seeking to intervene in our relationships with nephrologists based on alleged violations of these non-competition provisions. The ability to successfully attract and retain nephrologist partners and referring physicians is critical to increasing the number of treatments we perform at our clinics which, in turn, is key to driving revenue growth.

The dialysis services industry has undergone rapid consolidation. As of 2007, Fresenius Medical Care, or Fresenius, and DaVita Inc., or DaVita, accounted for approximately 63% of outpatient dialysis patients in the United States. The largest not-for-profit provider of dialysis services, Dialysis Clinic, Inc., accounted for approximately 0.5% of outpatient dialysis patients in the United States. A number of small and medium sized dialysis companies, including our company, collectively account for the remaining outpatient dialysis patients in the United States, with no company accounting for more than 5% of these outpatient dialysis patients.

Because services to the majority of patients in the United States are primarily reimbursed under government programs, competition for patients is based primarily on quality and accessibility of service and the ability to obtain referrals from physicians and hospitals. However, extension of periods during which commercial insurers are primarily responsible for reimbursement and the growth of managed care has placed greater emphasis on service costs for patients with private insurance coverage.

Reimbursement

We derive our revenues from providing both outpatient and inpatient dialysis treatments as well as from ancillary services such as administering dialysis-related pharmaceuticals. The sources of these revenues are principally government-based programs, including Medicare, Medicaid and Medicare-certified HMO plans and commercial insurance plans.

Medicare Reimbursement

Prior to January 1, 2011, Medicare reimbursed outpatient dialysis centers using the so-called composite rate methodology. Under that methodology, dialysis centers received a fixed per treatment rate, known as the composite rate, for providing general dialysis services to a Medicare beneficiary and additional payments for ancillary services such as physician ordered tests and certain pharmaceuticals, such EPO. The composite payment covers routine dialysis services, certain pharmaceuticals, routine laboratory work, and other supplies. The composite rate includes a base payment, adjusted for case-mix that links payments more closely with illness severity and regional geography differences, and a drug add-on payment, which is updated annually to account for changes in drug prices and utilization for those drugs included within the composite payment which is based on the average acquisition costs of those pharmaceuticals. Other pharmaceuticals are reimbursed at their average sale price, or ASP, plus 6% based upon prices set by Medicare. Dialysis facilities receive a separate payment for some pharmaceuticals, which include EPO, vitamin D analogs and iron supplements that are not included in the composite payment rate.

In July 2008, Congress enacted the Medicare Improvements for Patients and Providers Act of 2008, or MIPPA. This legislation introduced a new prospective payment system for dialysis services beginning in January 1, 2011 whereby ESRD payments were to be made under a bundled payment rate which provides a fixed rate for all goods and services provided during the dialysis treatment, including laboratory services, the administration of pharmaceuticals and payments for pharmaceuticals such as EPO that were separately billed under the composite rate methodology.

On July 23, 2010, CMS released and on August 12, 2010 published the final rule regarding the new bundled payment rate system. See 75 Fed. Reg. 49,030 (Aug. 12, 2010). We continue to evaluate the various components of the new bundled payment rate system. We note that the initial 2011 bundled rate includes reductions of 2% and 3.1%, respectively, to conform to the provisions of MIPPA and to establish budget neutrality. As noted earlier, the 3.1% reduction has since been rescinded by CMS for services provided on or after April 1, 2011 and through the remainder of the calendar year. Further there is a 5.94% reduction tied to an expanded list of case mix adjustors which can be earned back based upon the presence of these co–morbidities at the time of treatment. There are other provisions which may impact payment including an outlier pool and a low volume facility adjustment. Further the new rule requires dialysis facilities to provide new services within the payment bundle such as oral vitamin D medications and an expanded list of laboratory tests. Historically these services were separately billable; now the dialysis facility will be at risk for utilization with reimbursement set at a fixed rate. With regard to the expanded list of case–mix adjustors, these may be difficult or impossible for our dialysis clinics or billing and other systems to document and track resulting in a reduction in the amounts of the payments that we would otherwise be entitled to receive. The rule also requires the new single bundled payment base rate to be adjusted annually for inflation based upon a market basket index, less a productivity adjustment, beginning in 2012. Also, beginning in 2012, the rule provides for up to a 2% withhold that can be earned back by facilities that meet certain defined clinical performance standards.

A majority of dialysis patients are covered under Medicare. Dialysis patients become eligible for primary Medicare coverage at various times, depending on their age or disability status, as well as whether they are covered by an employer group health plan. Generally, for a patient not covered by an employer group health plan, Medicare becomes the primary payor either immediately or after a three-month waiting period. For a patient covered by an employer group health plan, Medicare generally becomes the primary payor after 33 months, which includes the coordination of benefits period, or earlier if the patient’s employer group health plan coverage terminates. When Medicare becomes a patient’s primary payor, the payment rate for that patient shifts from the employer group health plan rate to the Medicare payment rate.

For each covered treatment, Medicare pays 80% of the amount set by the Medicare system. The patient is responsible for the remaining 20%. In most cases, a secondary payor, such as Medicare supplemental insurance, a state Medicaid program or a commercial health plan, covers all or part of these balances. Some patients, who do not qualify for Medicaid but otherwise cannot afford secondary insurance, can apply for premium payment assistance from charitable organizations through a program offered by the American Kidney Fund. If a patient does not have secondary insurance coverage, we endeavor to collect payment from the patient using reasonable collection efforts consistent with federal and state law. However, in these cases we are generally unsuccessful in collecting from the patient the 20% portion of the composite rate that Medicare does not pay.

During the year ended December 31, 2010, the Medicare ESRD dialysis reimbursement rates for patients at our clinics were between $126 and $154 per treatment, excluding the administration of separately-billable pharmaceuticals, such as EPO. However, Congress and CMS have addressed the impact of inflation more consistently since 2000, with several increases in the composite rate having occurred through April 2007.

Medicaid Reimbursement

Medicaid programs are state-administered programs partially funded by the federal government. These programs are intended to provide health coverage for patients whose income and assets fall below state-defined levels and who are otherwise uninsured. These programs also serve as supplemental reimbursement sources for the co-insurance payments due from Medicaid-eligible patients with primary coverage under Medicare. Some Medicaid programs also pay for additional services, including some oral medications that are not covered by Medicare. We are an authorized Medicaid provider in all of the states in which our clinics are located.

On July 8, 2011, CMS published for public comment its proposed updates and adjustments to Medicare payments to dialysis facilities for ESRD beneficiaries. If the proposed rule is implemented CMS estimates that for calendar year 2012 payment rates should increase by 1.8%, which represents a 3.00% increase as a result of inflation (ESRD market basket) less a 1.2% productivity adjustment required by statute.

Commercial Insurance

Before Medicare becomes the primary payor, a patient’s employer group health plan or private insurance plan, if any, is responsible for payment. Although commercial payment rates vary, average commercial payment rates are generally higher than Medicare reimbursement rates. Commercial payment rates are the result of negotiations between us and insurers or third-party administrators. We are continuously in the process of negotiating agreements with our commercial payors and if our negotiations result in overall commercial rate reductions in excess of our commercial rate increases, our revenues and operating results could be negatively impacted. Payment methods include a single lump-sum per treatment, referred to as bundled rates, and separate payments for treatments and pharmaceuticals, if used as part of the treatment, referred to as fee for service rates. In certain circumstances, we may bill commercial payors as out-of-network providers.

Reimbursement for EPO and Other Pharmaceuticals

Over the past several years, CMS has changed its reimbursement and payment coverage policies for EPO. Effective April 2006, CMS implemented a policy for monitoring the dosage of EPO based on the patient’s hematocrit level and for limiting the quantity of EPO that can be administered in any one month. This policy restricts payments based on EPO doses and hemoglobin levels for certain patients and has resulted in overall decreases in the amount of reimbursement payments that we have received from CMS. In addition, effective January 1, 2008, CMS implemented changes to the existing EPO monitoring policy that further limited reimbursement payments.

Congress passed the Medicare Improvements for Patients and Providers Act of 2008 in July 2008. This statute provides for marginal increases in the dialysis composite rate for 2009 and 2010, but also establishes “bundled” payments for goods and services provided during a dialysis treatment beginning in 2011. By statute, the calculation of the new dialysis bundled rate will include, among other items and services, EPO and other erythropoiesis stimulating agents.

Government Regulation

Our operations are subject to extensive federal, state and local governmental regulations. These regulations require us to meet various standards relating to, among other things, government payment programs, dialysis clinics and equipment, management of clinics, personnel qualifications, maintenance of proper records and quality assurance programs and patient care.

We have structured our activities and operations to avoid conflict with state law restrictions on the corporate practice of medicine, which generally prohibit non-licensed persons or corporations from employing physicians to practice medicine, restrict the delivery of medical services to those entities owned and controlled only by licensed professionals and prohibit the division or splitting of professional fees between licensed medical doctors and non-licensed individuals or entities. Neither we nor the JVs directly employ physicians, but rather establish relationships on an independent contractor basis through our Medical Director Agreements. Further, we have structured all of our corporate and operational agreements to conform to any licensure requirements, fee-splitting and related corporate practice of medicine prohibitions.

Because we are subject to a number of governmental regulations, our business could be adversely impacted by:

•	loss or suspension of federal certifications;

•	loss or suspension of licenses under the laws of any state or governmental authority from which we generate substantial revenues;

•	exclusion from government healthcare programs including Medicare and Medicaid;

•	significant reductions or lack of inflation-adjusted increases in payment rates by government programs or reduction of coverage for dialysis and ancillary services and related pharmaceuticals;

•

fines, damages and monetary penalties for federal anti-kickback law violations, Stark Law violations, submission of false claims, civil or criminal liability based on violations of law or other failures to meet regulatory requirements, and similar sanctions under applicable state laws;

•

claims by or on behalf of patients who believe their protected health information has been used or disclosed in violation of federal and state patient privacy laws, or enforcement fines or penalties for violations of these laws;

•

government mandated practice changes that significantly increase our operating expenses or materially alter relationships with our medical directors or nephrologist partners in our dialysis clinics; or

•	refunds of payments received from government payors and government healthcare program beneficiaries because of overpayments or any failures to meet applicable requirements.

We expect that our industry will continue to be subject to substantial regulation, the scope and effect of which are difficult to predict. Our activities could be reviewed or challenged by regulatory authorities at any time in the future. This regulation and scrutiny could materially adversely impact us.

Licensure and Certification

Our clinics are certified by CMS, as is required for the receipt of Medicare payments. In some states, we are also required to secure additional state licenses and permits for our clinics. Governmental authorities, primarily state departments of health, periodically inspect our clinics to determine if we satisfy applicable federal and state standards and requirements, including the conditions of participation in the Medicare ESRD program.

To date, we have not experienced significant difficulty in obtaining certifications from CMS or in maintaining our licenses or our Medicare and Medicaid authorizations.

CMS continues to study the regulations applicable to Medicare certification to provide dialysis services. In April 2008, CMS issued new regulations, referred to as Conditions for Coverage, for Medicare-certified ESRD clinics to provide dialysis services. The Conditions for Coverage were effective October 14, 2008, with some provisions having a phased-in implementation date of February 1, 2009 or later. The new regulations are patient, quality and outcomes focused. Among other things, the Conditions for Coverage establish performance expectations for clinics and staff, eliminate procedural requirements and promote continuous quality improvement and patient safety measures. We have established an interdisciplinary work group to facilitate implementation of the Conditions of Coverage and have developed comprehensive auditing processes, policies and procedures to monitor ongoing compliance. We continue to assess the impact these changes will have on our revenues, earnings and cash flows.

Federal Anti-kickback Statute

The federal anti-kickback statute contained in the Social Security Act imposes criminal and civil sanctions on persons who receive, make, offer or solicit payments in return for any of the following with respect to items or services that are paid for in whole or in part by Medicare, Medicaid or similar federal and state programs:

•	the referral of a Medicare or Medicaid patient for treatment;

•	the ordering or purchasing of items or services; or

•	arranging for or recommending the ordering or purchasing of these items.

Federal criminal penalties for the violation of these laws include imprisonment, fines and exclusion of the provider from future participation in the Medicare and Medicaid programs. Violations of the anti-kickback statute are punishable by imprisonment for up to five years, fines of up to $250,000 or both. Larger fines can be imposed upon corporations under the provisions of the U.S. Sentencing Guidelines and the Alternate Fines Statute. Individuals and entities convicted of violating the anti-kickback statute are subject to mandatory exclusion from participation in Medicare, Medicaid and other federal healthcare programs for a minimum of five years. Civil penalties for violations of these laws include up to $50,000 in monetary penalties per violation, repayments of up to three times the total payments between the parties and suspension from future participation in Medicare and Medicaid. Some state anti-kickback statutes also include criminal penalties. The federal statute expressly prohibits traditionally criminal transactions, such as kickbacks, rebates or bribes for patient referrals. Court decisions have also held that the statute is violated whenever one of the purposes of remuneration is to induce referrals.

The Department of Health and Human Services regulations create exceptions, known as safe harbors, for some business transactions and arrangements. Transactions and arrangements that satisfy every element of a safe harbor are deemed not to violate the anti-kickback statute. Transactions and arrangements that do not satisfy all elements of a relevant safe harbor do not necessarily violate the statute, but can be subject to greater scrutiny by enforcement agencies.

The medical directors for our clinics refer patients to our clinics. Accordingly, the agreements under which we engage our medical directors must be in compliance with the federal anti-kickback statute. Among the available safe harbors is one for personal services furnished for fair market value. However, most of our agreements with our medical directors do not satisfy all seven of the requirements of the personal services safe harbor. In particular, because of the nature of our medical directors’ duties, we believe it is impossible to satisfy the safe-harbor requirement that if the services are provided on a part-time basis, as they are with our medical directors, the agreement must specify the schedule of intervals of service, their precise length and the exact charge for these intervals. Accordingly, while we believe that our agreements with our medical directors satisfy as many of the elements of the personal services safe harbor as we believe is reasonably possible, our arrangements do not qualify for safe harbor protection. We also note that there is little guidance available as to what constitutes fair market value for medical director services. We believe that our medical director agreements do not violate the federal anti-kickback statute. However, since the arrangements do not satisfy all of the requirements for safe harbor protection, these arrangements could be challenged.

We operate all our clinics in accordance with our JV model, in which we own a controlling interest in our clinics. Our relationships with our nephrologist partners and other referral sources relating to these JVs are required to comply with the anti-kickback statute. Although there is a safe harbor for investment interests in small entities, our JVs do not satisfy every element of this safe harbor. Under current law, physician JVs are not prohibited but instead require a case by case evaluation under the anti-kickback statute. We have structured our JVs to satisfy as many safe harbor requirements as we believe are reasonably possible and we believe that these investments are offered on a fair market value basis. Our JVs provide returns to our nephrologist partners only in proportion to their actual investment in the venture. We believe that our JVs do not violate the federal anti-kickback statute. However, since the arrangements do not satisfy every element of the applicable safe harbors, these arrangements could be challenged.

We finance the balance of the capital required to construct and operate the clinics through intercompany loans. Even though there is not a safe harbor for these loans, the intercompany loans do not necessarily violate the anti-kickback statute. They can, however, be subject to greater scrutiny by enforcement agencies. See “Risk Factor—Our arrangements with our nephrologist partners and medical directors do not satisfy all the elements of a safe harbor to the federal anti-kickback statute and certain state anti-kickback laws and as a result may subject us to government scrutiny.”

We lease space for approximately 16 of our clinics from entities in which physicians hold ownership interests and we sublease space to referring physicians at approximately 28 of our dialysis clinics. These arrangements must be in compliance with the anti-kickback statute. We believe that we meet the elements of the safe harbor for space rentals.

Because we purchase and sell items and services in the operation of our clinics that may be paid for, in whole or in part, by Medicare or a state healthcare program and because we acquire items and services at a discount, we must structure these arrangements in compliance with the federal anti-kickback statute. Subject to requirements and limitations, discounts representing reductions in the amounts we are charged or that we charge for items or services based on arm’s-length transactions can qualify for safe harbor protection if we fully and accurately report the discounts in the applicable invoices or Medicare cost reports. While some of the safe harbor elements are subject to interpretation, we believe that our vendor contracts that contain discount provisions are in compliance with the anti-kickback statute and the discount safe harbor.

Stark Law

Another federal law, known as the Stark Law, prohibits a physician who has a financial relationship, or who has an immediate family member who has a financial relationship, with entities, including ESRD providers, providing “designated health services,” from referring Medicare patients to these entities for the furnishing of these services, with limited exceptions. Designated health services under the Stark Law include durable medical equipment and supplies, home health services, outpatient prescription drugs, inpatient and outpatient hospital services and clinical laboratory services.

Dialysis services are not included within the definition of designated health services. However, clinical laboratory services, outpatient prescription drugs and inpatient hospital services sometimes are rendered in connection with dialysis. Accordingly, depending on the relationships between physicians and the providers of these designated health services associated with dialysis, the Stark Law could apply. There are several Stark Law exceptions that apply to these associated services. First, the Stark Law includes an exception for all services that are covered as part of a composite rate payment. Because reimbursement for dialysis services is primarily paid under a composite rate, all services included in those composite payments are excepted from the Stark Law prohibitions. The “bundled” Medicare rate for dialysis reimbursement, described under MIPPA, and which will be implemented in 2011, is a composite rate payment. Second, the Stark Law includes a specific exception for EPO and other dialysis-related drugs, which are identified on a list of Current Procedural Terminology, which is published by CMS and revised on an annual basis.

The Stark Law also prohibits the entity receiving a prohibited referral from filing a claim or billing for the services arising out of the prohibited referral. The prohibition applies regardless of the reasons for the financial relationship and the referral. Therefore, unlike the federal anti-kickback statute, an intention to induce referrals is not required. Sanctions for violations of the Stark Law include denial of payment for the services provided in violation of the law, refunds of amounts collected in violation of the law, a civil penalty of up to $15,000 for each service arising out of the prohibited referral, exclusion from the federal healthcare programs, including Medicare and Medicaid, and a civil penalty of up to $100,000 against parties that enter into a scheme to circumvent the Stark Law. Violations of the Stark law also can form the basis for False Claims Act liability if a person acts with the requisite intent under the False Claims Act. The types of financial arrangements between a physician and an entity that trigger the self-referral prohibitions of the Stark Law are broad and include direct and indirect ownership and investment interests and compensation arrangements.

CMS has adopted regulations under the Stark Law implementing the Stark Law’s application to all designated health services. These are commonly referred to as the Stark II regulations.

In August 2008, CMS issued final changes to its Hospital Inpatient Prospective Payment Systems and Fiscal Year 2009 Rates final rules, or IPPS Rules. The IPPS rules contained significant changes to the Stark II regulations. One of these changes will prohibit compensation payable under space or equipment leases based on either:

•	a percentage of revenues attributable to services performed in connection with the lease; or

•	a per unit of services charge to the extent that charge reflects services provided to patients referred by the lessor to the lessee.

These changes became effective on October 1, 2009. While the final rule only affects equipment and space leases, CMS has indicated that they are concerned about other percentage based compensation arrangements, but at this point they have not proposed regulations to prohibit such arrangements.

In addition, the IPPS rules restrict the provision of certain services furnished “under arrangement” by a provider pursuant to an agreement with a hospital, effective October 1, 2009. Several of our JVs have agreements with acute care hospitals to provide dialysis services to the hospitals’ inpatients. As of October 1, 2009, if covered by the Stark Law, these arrangements likely would have had to be unwound pursuant to the IPPS rules. However, the IPPS rules and prior Stark II regulations contain an exception which allows the JVs to continue providing such services under the agreements with the hospitals. Specifically, dialysis services furnished by a hospital that is not certified to provide ESRD services under applicable law, are not considered designated health services for purposes of the Stark Law. Accordingly, the Stark Law prohibitions do not apply to these services. Thus, the physicians affiliated with the applicable JVs may continue to provide these services to hospital inpatients unless and until the Stark II regulations are modified to prohibit the provision of these services.

We believe that various exceptions under the Stark II regulations apply to our provision of dialysis services in our clinics. However, it is possible that CMS could interpret such exceptions not to apply to aspects of our operations. If that were the case, CMS could determine that the Stark II regulations require us to restructure existing compensation agreements with our medical directors and to repurchase or to request the sale of ownership interests in our JVs held by referring physicians or, alternatively, to refuse to accept referrals for designated health services from these physicians. If CMS were to interpret the Stark II regulations to apply to aspects of our operations and we were not able to achieve compliance with the Stark II regulations, it would have a material adverse effect on our operations.

If any of our business transactions or arrangements including those described above were found to violate the federal anti-kickback statute or the Stark Law, we could face criminal, civil and administrative sanctions, including possible exclusion from participation in Medicare, Medicaid and other state and federal healthcare programs. Any findings that we have violated these laws could have a material adverse impact on our earnings.

Fraud and Abuse Under State Law

Many states in which we operate dialysis clinics have statutes prohibiting physicians from holding financial interests in various types of medical clinics to which they refer patients. Some states also have laws similar to the federal anti-kickback statute that may affect our ability to receive referrals from physicians with whom we have financial relationships, such as our medical directors or nephrologist partners. Some of these statutes include exemptions applicable to our medical directors and other physician relationships or for financial interests in our common stock or interests in our JVs. Some, however, include no explicit exemption for medical director services or other services for which we contract with and compensate referring physicians or for joint ownership interests of the type held by some of our referring physicians or for financial interests in our common stock. If these statutes change or are interpreted to apply to referring physicians with whom we contract for medical director and similar services, to our nephrologist partners or to physicians who hold interests in our common stock, we may be required to terminate or restructure some or all of our relationships with, purchase some or all of the ownership interests of, or refuse referrals from these referring physicians and could be subject to civil and administrative sanctions, refund requirements and exclusions from government healthcare programs, including Medicare and Medicaid. Such events could have a material adverse impact on our business.

Federal Laws Related to Fraud and False Statements Relating to Healthcare

Federal laws, including HIPAA and the False Claims Act, make it unlawful to make false statements or commit fraud in connection with a health benefit program, including Medicare and Medicaid. These federal laws include a prohibition on false statements in connection with compliance with Medicare conditions for coverage, a prohibition on making false statements or submitting false documents in connection with a healthcare benefit program, and a prohibition on making or attempting to make a scheme or artifice to defraud any healthcare benefit program. Any violation of these laws may lead to significant penalties and may have a material adverse effect upon our business.

The False Claims Act

The federal False Claims Act is a means of policing false bills or false requests for payment in the healthcare delivery system. In part, the False Claims Act authorizes the imposition of civil penalties on any person who:

•	knowingly presents or causes to be presented to the federal government, a false or fraudulent claim for payment or approval;

•	knowingly makes, uses or causes to be made or used, a false record or statement to get a false or fraudulent claim paid or approved by the federal government;

•	conspires to defraud the federal government by getting a false or fraudulent claim allowed or paid; or

•	knowingly makes, uses or causes to be made or used, a false record or statement to conceal, avoid or decrease an obligation to pay or transmit money or property to the federal government.

Congress revised the False Claims Act in 2009 to make it unlawful knowingly to file a false claim with the federal government or with a government contractor that is spending money on the government’s behalf or to advance a government interest. In addition, Congress revised the False Claims Act to impose a duty on providers to repay to the federal government any overpayments that it receives from the federal government. A provider may incur substantial penalties for knowingly failing to repay an overpayment to the federal government. As amended, the False Claims Act requires that providers allocate resources to identify overpayments and to train employees on the potential repercussions of filing false claims to the federal government or government contractors and monitor employee actions to detect potential false claims.

The penalties for a violation of the False Claims Act range from $5,500 to $11,000 for each false claim plus three times the amount of damages caused by each false claim. The federal government has used the False Claims Act to prosecute a wide variety of alleged false claims and fraud allegedly perpetrated against Medicare and state healthcare programs, including coding errors, billing for services not rendered, the submission of false cost reports, billing for services at a higher payment rate than appropriate, billing under a comprehensive code as well as under one or more component codes included in the comprehensive code and billing for care that is not considered medically necessary. Although still subject to dispute, several courts have also determined that a violation of the federal anti-kickback statute or the Stark Law can form the basis for liability under the False Claims Act. In addition to the provisions of the False Claims Act, which provide for civil enforcement, the federal government can use several criminal statutes to prosecute persons who are alleged to have submitted false or fraudulent claims for payment to the federal government.

The Health Insurance Portability and Accountability Act of 1996

The Department of Health and Human Services, or HHS, has enacted extensive regulations under the Health Insurance Portability and Accountability Act of 1996, or HIPAA, relating to the privacy and security of medical information. These regulations require us to maintain extensive policies and procedures and to implement administrative, physical and technical safeguards with respect to protected health information, referred to as PHI, for which we are responsible. HIPAA regulations also include provisions relating to standards for the security of the storage and transmission of electronic-PHI. The regulations were strengthened significantly under the Health Information Technology for Economic and Clinical Health Act, known as the HITECH Act, enacted as part of the American Recovery and Reinvestment Act of 2009. Included in the HITECH Act are significant new requirements for the notification of patients, and other compliance actions, in the event of a breach with respect to unsecured PHI. HHS issued a new breach notification regulation on August 24, 2009, effective on September 23, 2009, that imposes significant notification requirements on covered entity healthcare providers, such as us, that experience breaches of unsecured PHI. On April 27, 2009, HHS provided guidance that set forth elective standards that provide for a “safe harbor” for rendering PHI secure such that an inappropriate use or disclosure involving such PHI would not be subject to the breach notification requirements. We have not yet taken action to meet the safe harbor described under this recently issued guidance. Thus, a breach involving unsecured PHI for which we are responsible, might be subject to the breach notification requirements, which would be expensive. Many of the other requirements set forth in the HITECH Act have not yet been implemented by regulations. If additional implementing regulations under the HITECH Act are especially burdensome, they could have a materially adverse impact on our operations.

State False Claims Laws

Many states have passed their own false claims laws, which generally mirror the False Claims Act and are designed to prevent false claims from being submitted to state healthcare programs and commercial insurers. Violations of these laws may result in monetary penalties or other sanctions to the violator. We believe that we are in material compliance with these laws and regulations. However, violation of these laws and the imposition of related consequences could have a materially adverse impact on our operations.

State Privacy and Medical Record Retention Laws

State patient privacy and confidentiality laws generally require providers to keep confidential certain patient information, including information contained in medical records. Violations of these laws could lead to monetary penalties against providers and sanctions against licensed individuals.

Similarly, medical record retention laws place a duty on providers to retain medical records for certain periods of time and dispose of records in a certain manner. Violations of these duties may result in sanctions from state agencies or from the Medicare program.

We believe that we are in material compliance with these laws and regulations. However, violation of these laws and the imposition of related consequences could have a materially adverse impact on our operations.

Other Regulations

Our operations are subject to various state hazardous waste and non-hazardous medical waste disposal laws and regulations. These laws and regulations do not classify as hazardous most of the waste produced from dialysis services, although we can be subject to liability under both federal and state laws, as well as under contracts with those who haul our wastes, with respect to our waste disposal. Occupational Safety and Health Administration laws and regulations also apply to us, including, for example, those that require employers to provide workers who are occupationally subject to blood or other potentially infectious materials with prescribed protections. These requirements apply to all healthcare clinics, including dialysis clinics, and also require employers to determine which employees may be exposed to blood or other potentially infectious materials and to have in effect a written exposure control plan. In addition, employers are required to provide or employ hepatitis B vaccinations, personal protective equipment and other safety devices, infection control training, post-exposure evaluation and follow-up, waste disposal techniques and procedures and work practice controls, as well as comply with various record-keeping requirements. We are not aware of material liabilities affecting us under any of these requirements.

A few states have certificate of need programs regulating the establishment or expansion of healthcare clinics, including dialysis clinics.

As discussed below, we lease many and own several properties, all in the United States. If contamination is discovered in our buildings or in the surface or subsurface or in the groundwater beneath any of our facilities, whether leased or owned, we may be liable for the investigation or cleanup of the contamination and for damages arising out it, pursuant to applicable state and/or federal law and/or under the terms of our leases. Such liability may arise even when we do not cause or contribute to the contamination (for example, where it is caused by a prior occupant or a neighbor). We believe we take reasonable precautions to avoid contamination in or affecting our facilities, and we are not aware of any such issues that have resulted in material liability to us. We cannot assure you, though, that such conditions will not affect us in the future.

Corporate Compliance Programs

We have adopted and maintain an active corporate compliance program, including a plan document, corporate compliance officer, compliance hotline, the policies and procedures designed to ensure compliance with applicable healthcare laws and proper billing of claims, and employee training regarding such policies and procedures.

In addition, we have adopted and maintained a HIPAA compliance plan document, privacy and security officers, policies and procedures designed to ensure compliance with HIPAA and the privacy and security rules and employee training regarding such policies and procedures.

Properties and Clinics

Our corporate headquarters are located at 66 Cherry Hill Drive, Beverly, MA 01915-1072 in a 30,649 square foot leased portion of an office building. The lease for our headquarters expires on December 31, 2012 and includes a five year renewal option.

As of March 31, 2011 we had 97 dialysis clinics located in California, Colorado, Florida, Georgia, Illinois, Louisiana, Maryland, Massachusetts, Michigan, Missouri, New Jersey, Ohio, Pennsylvania, Rhode Island, South Carolina, Texas, Virginia, Washington, D.C. and Wisconsin. Our dialysis clinics range in average size from approximately 6,500 to 7,000 square feet. We own the land and buildings for one of our dialysis clinics, and our JVs own the land and buildings for two of our dialysis clinics. Our remaining dialysis clinics are located on premises that we lease. The majority of our dialysis clinics are leased under non-cancelable operating leases expiring in various years through 2023. Most lease agreements cover periods from five to ten years, and contain renewal options of five to ten years at the fair rental value at the time of renewal. We also own a real estate parcel in Ohio which was purchased in 2010, but is not an active clinic site. We intend to trade such parcel for an active clinic site in the future.

Employees

As of March 31, 2011, we had 1,959 employees, consisting of 657 nurses, 872 patient care and equipment technicians and 430 other employees. Our 136 nephrologist partners are not our employees, nor are our medical directors, who are paid pursuant to their contractual arrangements. None of our employees are subject to collective bargaining agreements. We consider our relationships with our employees to be good.

Legal Proceedings

We are subject to a Decision and Order entered In the Matter of American Renal Associates Inc. and Fresenius Medical Care Holdings, Inc. by the Federal Trade Commission. The Decision and Order was entered in 2007 following a nonpublic, informal investigation by the Federal Trade Commission into proposed dialysis clinic acquisition activities in Rhode Island and the execution of an Agreement Containing Consent Order by the parties. The Decision and Order prohibits us for a period of ten years from September 7, 2007, without prior notice to the Federal Trade Commission from: (1) acquiring dialysis clinics located in ZIP codes in and around the cities of Cranston and Warwick, Rhode Island, and/or (2) entering into any contract to manage or operate dialysis clinics in ZIP codes in and around the cities of Cranston and Warwick. These prohibitions are subject to a number of exceptions that permit us to develop, own, manage or operate de novo dialysis clinics or dialysis clinics owned or operated as of the date the Decision and Order was entered, or to perform specified services, including offsite laboratory services, bookkeeping services, accounting services, billing services, supply services and purchasing and logistics services with the adherence to confidentiality requirements. We have complied and intend to continue to comply with the terms of the Decision and Order. We do not believe that compliance with the Decision and Order will have a material impact on our revenues, earnings or cash flows.

We are also subject to various claims and legal actions in the ordinary course of our business. Some of these matters include professional liability, employee-related matters and inquiries and investigations by governmental agencies regarding our employment practices. While we cannot predict the outcome of these incidental matters, we believe that any liability arising from them will not have a material adverse effect on our financial position, results of operations or cash flows.

MANAGEMENT AND BOARD OF DIRECTORS

The following table sets forth the name, age and position of each of our executive officers and directors as of June 30, 2011.

Name	Age	Position(s)
Joseph A. Carlucci	57	Chief Executive Officer and Director
Christopher T. Ford	60	Chairman of the Board of Directors
Syed T. Kamal	59	President and Director
John J. McDonough	47	Chief Operating Officer
Jon Wilcox	38	Chief Financial Officer
Michael R. Costa	40	Vice President, General Counsel and Secretary
Steven M. Silver	42	Director
Jared S. Hendricks	30	Director
Michael E. Boxer	49	Director
Thomas W. Erickson	60	Director

Christopher T. Ford, 60, Chairman of the Board of Directors. Mr. Ford is a founder, served as our Chief Executive Officer from our inception in 1999 to 2005 and has also served as Chairman of our Board of Directors since our inception. Mr. Ford has more than 37 years of experience in the dialysis services industry. Prior to founding our company, from 1989 to 1997, Mr. Ford served as President of Fresenius Medical Care’s International Services Division. From 1986 to 1989, Mr. Ford served as Senior Vice President of Operations for the Dialysis Services Division of Fresenius Medical Care. Mr. Ford holds a B.S. degree in Business Administration from Northeastern University.

Joseph A. Carlucci, 57, Chief Executive Officer and Director. Mr. Carlucci is a founder, served as our Chief Operating Officer and Treasurer from our inception in 1999 to 2005 and our Chief Executive Officer since 2006. Mr. Carlucci has more than 30 years of experience in the dialysis services industry. Prior to founding our company, Mr. Carlucci served as President and CEO of Optimal Renal Care, a JV in disease management between Fresenius Medical Care North America (FMCNA) and Kaiser Permanente of Southern California. Prior to that, Mr. Carlucci served as Vice President of Administration at Fresenius and was responsible nationally for managed care, medical director relations and facility development. He has operations experience from Facility Administrator to assumption of U.S. Operations at Fresenius. Mr. Carlucci holds a B.S. degree in Accounting from Bentley College.

Syed T. Kamal, 59, President and Director. Mr. Kamal is a founder, served as our Executive Vice President from our inception in 1999 to 2005 and has also served as our President and as a Director since our inception. Mr. Kamal has more than 30 years of experience in the dialysis services industry. Prior to founding our company, from 1997 to 1999, Mr. Kamal served as President of Fresenius Medical Care North America’s southern business unit. From 1995 to 1997, Mr. Kamal served as Vice President of Fresenius’ Operations, North America. From 1993 to 1995, Mr. Kamal served as Director and Vice President of Operations for Fresenius’ International division. From 1985 to 1993, Mr. Kamal served as Regional Manager of Fresenius’ Mid-Atlantic and Southeast regions (U.S.). From 1980 to 1985, Mr. Kamal served as Facility Administrator in Louisiana with Fresenius. Mr. Kamal holds B.A. and M.B.A. degrees from the University of Punjab in Pakistan.

John J. McDonough, 47, Chief Operating Officer. Prior to being appointed our Chief Operating Officer in 2011, Mr. McDonough served as our Executive Vice President and Chief Financial Officer since 2003. Mr. McDonough has more than 20 years of experience in accounting and finance. From 1998 to 2001, Mr. McDonough served as Vice President and Chief Accounting Officer at DaVita Inc. Prior to joining our company, from 1995 to 1997, Mr. McDonough served as Chief Financial Officer at Palatin Technologies, Inc. From 1990 to 1995, Mr. McDonough served as Chief Financial Officer at MedChem Products Inc. From 1986 to 1990, Mr. McDonough served as Audit Manager and held other positions at KPMG Peat Marwick. Mr. McDonough holds a B.S. degree in Accounting from Bentley College and a M.B.A. from the Harvard University Graduate School of Business Administration.

Jon Wilcox, 38, Chief Financial Officer. Prior to being appointed our Chief Financial Officer in 2011, Mr. Wilcox served as the Vice President of Finance of our wholly-owned subsidiary, American Renal Associates since July 2009. Mr. Wilcox is a CPA with more than 15 years of experience in accounting and finance. From July 2008 until July 2009, Mr. Wilcox was Vice President of Finance at Vlingo, a speech recognition software company, where he was responsible for all aspects of finance and administration, and, from July 2005 until July 2008, Mr. Wilcox was Executive Director of Finance at Cynosure, a medical device manufacturer, where he was primarily responsible for all worldwide financial activities. Mr. Wilcox has additionally served as Director of Finance at Forrester Research, a public research company, and as an audit manager at Arthur Andersen in its Boston office. Mr. Wilcox received his B.S. degree in Government and History from Centre College in 1995 and his Master of Public Accountancy and M.B.A from Northeastern University in 1996.

Michael R. Costa, Esq., M.P.H., 40, Vice President, General Counsel and Secretary. Mr. Costa has served as our Vice President and General Counsel since 2007. Mr. Costa has more than 12 years’ experience as a corporate healthcare attorney. Prior to joining our company, from 2001 to 2005, Mr. Costa served as an Associate and, from 2006 to 2007, as Senior Counsel in the Health Business Group of Greenberg Traurig LLP. From 1999 to 2001, Mr. Costa served as an Associate Healthcare Attorney at Behar & Kalman in Boston, Massachusetts. Mr. Costa holds a B.S. degree in Legal Studies and Business Management from Roger Williams University, an M.P.H. from Boston University School of Public Health and a J.D. from Suffolk University Law School.

Steven M. Silver, 43, Director. Mr. Silver has been a Senior Managing Director at Centerbridge Partners, L.P. since 2006 where he focuses on originating and managing private equity and credit investments in the healthcare and industrial sectors. Prior to joining Centerbridge Partners L.P., Mr. Silver was a Managing Director and Partner of Vestar Capital Partners, a private equity investment firm. At Vestar, Mr. Silver was responsible for originating, negotiating and financing private equity investments in multiple industries including healthcare services and industrial and manufacturing as well as providing ongoing strategic direction to various portfolio companies. Mr. Silver began his career as a member of the Mergers and Acquisitions department of Wasserstein Perella & Co. in New York and London. While at Wasserstein Perella, Mr. Silver focused on managing the firm’s merchant banking portfolio as well as advising corporate clients on all aspects of mergers and acquisitions and corporate finance. Mr. Silver received a B.A. from Yale College and an M.B.A. with high distinction from Harvard Business School in 1995, where he was a George F. Baker Scholar. He currently serves on the Board of Directors of GSI Holdings Corp.

Jared S. Hendricks, 30, Director. Mr. Hendricks joined Centerbridge Partners, L.P. in 2006 and is a Managing Director responsible for originating, negotiating and financing private equity and credit investments across multiple industries. Prior to joining Centerbridge Partners L.P., Mr. Hendricks was an Associate at Silver Lake Partners, a private equity firm focused on investments in technology and related growth companies. Prior to Silver Lake, he was an investment banking analyst within the Global Industrial and Services group at Credit Suisse First Boston. Mr. Hendricks graduated summa cum laude from The Wharton School of the University of Pennsylvania, where he received a B.S. in Economics.

Michael E. Boxer, 49, Director. Mr. Boxer has been a Senior Advisor to Centerbridge Partners L.P. since 2009. Mr. Boxer has served as President of The Enterprise Group, Ltd., a health care financial advisory firm, since 2008. Previously, Mr. Boxer served as the Chief Financial Officer of HealthMarkets, Inc., a provider of health and life insurance products to individuals and small groups. Mr. Boxer served as Executive Vice President and Chief Financial Officer of Mariner Health Care, Inc., a provider of skilled nursing and long-term health care services. Prior to Mariner, Mr. Boxer served as Senior Vice President and Chief Financial Officer of Watson Pharmaceuticals, Inc., a NYSE-listed specialty pharmaceuticals company. Mr. Boxer was an investment banker at Furman Selz, LLC, a New York-based investment bank. Mr. Boxer holds an M.B.A. from the University of Chicago Booth School of Business and a B.S. in Business Administration from Colorado State University. He is a Director of Skilled Healthcare Group Inc.

Thomas W. Erickson, 60, Director. Mr. Erickson has served as a member of the Board of Directors since February 14, 2011. He also serves on the board of directors of Luminex Corporation, a developer of biological testing technologies. Mr. Erickson is also currently chairman of the board of Inmar, Inc., a reverse logistics and revenue recovery company. Previously, he served as a Senior Advisor to New Mountain Capital, LLC, a private equity firm, chairman and interim president of National Medical Health Card Systems, Inc., a pharmacy benefits manager, chairman of the board of PATHCare, Inc., chairman of the board of TransHealthcare, Inc., a health care services company, chairman and interim president and chief executive officer of LifeCare Holdings, Inc., an operator of long-term acute care hospitals, interim president and chief executive officer of Luminex Corporation, and interim president and chief executive officer and director of Omega Healthcare Investors, Inc., a healthcare focused real estate investment trust. Mr. Erickson was also co-founder, president and chief executive officer of CareSelect Group, Inc., a physician practice management company. Earlier in his career, he held several management positions at American Hospital Supply Corporation. Mr. Erickson holds a Bachelor’s degree from the University of Iowa and an M.B.A. from Southern Methodist University.

Except as indicated above, none of the directors holds any other directorship.

Pursuant to our bylaws, our directors are elected by ballot at the annual meeting of the stockholders, which election may take place by written consent. Our sole stockholder is American Renal Holdings Intermediate Company, LLC, the sole member of which is Parent. Each member of our current Board of Directors also serves as a director of Parent, although there is no requirement that persons who serve as directors of Parent also serve on our Board of Directors. Parent entered into an amended and restated stockholders agreement (the “New Stockholders Agreement of Parent”) on June 28, 2010 with Centerbridge, certain affiliates of Centerbridge, and certain other stockholders. The New Stockholders Agreement of Parent provides that Centerbridge has the right to designate five directors of Parent and that each of Messrs. Carlucci, Ford and Kamal (collectively, the “Founder Directors”) would also serve as directors of Parent. Each of Messrs. Silver, Hendricks and Boxer (collectively, the “Sponsor Directors”) was designated as a director of Parent by Centerbridge pursuant to the New Stockholders Agreement of Parent. The remaining director positions were filled by the appointment of Messrs. Carlucci, Ford and Kamal on March 4, 2011. Additionally, on February 14, 2011, the size of the Board of Directors was expanded to seven members and Thomas Erickson was appointed to the Board.

As a group, the Centerbridge Directors possess experience in owning and managing enterprises like the Company and are familiar with corporate finance, strategic business planning activities and issues involving stakeholders more generally. The Founder Directors bring leadership, extensive business, operating, legal and policy experience, and tremendous knowledge of our Company and the Company’s industry, to the Board. In addition, the Founder Directors bring their broad strategic vision for our Company to the Board. Mr. Ford’s service as the Chairman and as previous Chief Executive Officer of the Company, Mr. Carlucci’s service as previous Chief Operating Officer, Treasurer, and current Chief Executive Officer and Mr. Kamal’s service as previous Executive Vice President and current President and Director creates a critical link between management and the Board, enabling the Board to perform its oversight function with the benefits of management’s perspectives on the business.

Equity-Based Arrangements

In connection with the closing of the Merger, the Parent has adopted new equity incentive arrangements for directors, executives and other senior management employees including a new stock incentive plan, the 2010 American Renal Associates Holdings, Inc. Stock Incentive Plan, and an arrangement for equity contributions from senior management. The 2010 American Renal Associates Holdings, Inc. Stock Incentive Plan is designed to promote our interests by providing eligible persons with the opportunity to receive an equity interest and/or equity-based awards in one of our direct or indirect parent entities as an incentive for them to remain in our service. New equity awards may also be granted under the new stock incentive plan to members of our senior management.

In addition, consistent with these arrangements, Messrs. Carlucci, Kamal and Ford each executed an equity contribution, exchange and subscription agreement pursuant to which each individual made an equity contribution of approximately $6 million to the Parent, through the rollover of common stock and/or preferred stock of ARH in exchange for common stock of the Parent. Mr. McDonough also entered into an equity contribution, exchange and subscription agreement pursuant to which he contributed approximately $450,000 and Mr. McDonough also contributed and rolled over 25% of the intrinsic value of his outstanding stock options in ARH into options to acquire common stock of the Parent.

New Employment Agreements

In connection with the execution of the Merger Agreement, we entered into new employment agreements with Messrs. Carlucci, Kamal, Ford, and McDonough, which become effective upon the closing of the Merger. These new employment agreements contain restrictive covenants in our favor and ensure management’s commitment to our interests. We have summarized the terms of these new agreements below.

Joseph A. Carlucci. We entered into a new employment agreement, dated as of March 22, 2010 and effective as of the closing of the Merger, with Mr. Carlucci (the “Carlucci Agreement”) pursuant to which Mr. Carlucci serves as our Chief Executive Officer. The Carlucci Agreement has a three-year term with automatic one-year successive renewals. Mr. Carlucci is entitled to receive a salary of $525,360, an annual bonus opportunity based on achievement of performance goals set by our board of directors, customary employee benefits and payment severance in the event of a termination without cause, for good reason, or due to death or disability (each as defined in the Carlucci Agreement).

The Carlucci Agreement also provides for certain restrictive covenants which apply during the term of the Carlucci Agreement and through the third anniversary of the date of termination of Mr. Carlucci’s employment, provided that solely in the case of a change in control (as defined in the Carlucci Agreement) the restrictive period will end on the later of (i) the third anniversary of the change in control and (ii) the first anniversary of the date of termination of employment, provided further that solely in the case of a change in control, we have the right to extend such period until the later of (a) the fifth anniversary of the change in control and (b) the first anniversary of the date of termination if we make a timely election and pay Mr. Carlucci an amount equal to 300% of his then current base salary.

During the restrictive period, Mr. Carlucci is prohibited from (1) soliciting any employee or contracting physician to terminate his or her relationship with us, (2) hiring any person who was employed by us at any time during Mr. Carlucci’s employment with us, (3) competing, directly or indirectly with us as an owner of any business (x) engaged in the kidney dialysis business and/or the operation of kidney dialysis facilities within 10 miles of any of our facilities, (y) engaged in the kidney dialysis business and/or the operation of kidney dialysis facilities where Mr. Carlucci is involved in a program to establish joint ventures with nephrologists in the United States of America, and (z) in the case of a termination of employment that occurs on or before the third anniversary of the date of the Carlucci Agreement or which occurs after a change in control, engaged in the kidney dialysis business and/or the operation of kidney dialysis facilities in the United States of America, and (4) representing any other entity or business in conducting substantial negotiations with any nephrologists with whom Mr. Carlucci had conducted substantial negotiations on behalf of us during the one year period immediately prior to the termination of Mr. Carlucci’s employment with us.

Mr. Carlucci is also subject to a confidentiality covenant prohibiting him from disclosing our confidential information for an indefinite period and Mr. Carlucci will agree that all inventions, patents, discoveries, and work product created by him while employed by us will belong to us.

Syed T. Kamal. We entered into a new employment agreement, dated March 22, 2010 and effective as of the closing of the Merger, with Mr. Kamal pursuant to which Mr. Kamal serves as our President. Mr. Kamal’s employment agreement has a three-year term with automatic one-year successive renewals. Mr. Kamal is entitled to receive a salary of $525,360, an annual bonus opportunity based on achievement of performance goals set by our board of directors, customary employee benefits and payment severance in the event of a termination without cause, for good reason, or due to death or disability (each as defined in the Carlucci Agreement). Mr. Kamal is also subject to the same restrictive covenants that are contained in the Carlucci Agreement.

Christopher T. Ford. We entered into a new employment agreement, dated March 22, 2010 and effective as of the closing of the Merger, with Mr. Ford pursuant to which Mr. Ford serves as our Chairman of the Board on a part-time basis. Mr. Ford’s employment agreement has a two-year term with automatic one-year successive renewals. Mr. Ford is entitled to receive a salary of $175,000, employee benefits accruing on a part-time basis and payment severance in the event of a termination without cause, for good reason, or due to death or disability (each as defined in Mr. Ford’s employment agreement). Mr. Ford will also be subject to the same restrictive covenants that are contained in the Carlucci Agreement.

John J. McDonough. We entered into a new employment agreement, dated March 22, 2010 and effective as of the closing of the Merger, with Mr. McDonough pursuant to which Mr. McDonough served as our Chief Financial Officer. Mr. McDonough’s employment agreement has a three-year term with automatic one-year successive renewals. Mr. McDonough is entitled to receive a salary of $440,720, an annual bonus opportunity based on achievement of performance goals set by our board of directors, customary employee benefits and payment severance in the event of a termination without cause, for good reason, or due to death or disability (each as defined in the Carlucci Agreement). Mr. McDonough is also subject to the same restrictive covenants that are contained in the Carlucci Agreement. On April 21, 2011, we entered into an amendment to Mr. McDonough’s employment solely to change his title from Chief Financial Officer to Chief Operating Officer.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The following discussion and analysis of the compensation arrangements of our named executive officers should be read together with the compensation tables and related disclosures regarding our current plans, considerations, expectations and determinations regarding future compensation programs.

Executive Summary

The primary objectives of our executive compensation programs are to attract and retain talented executives to effectively manage and lead our company and create value for our equityholders. The compensation packages for our named executive officers generally include a base salary, annual cash bonuses, equity awards and other benefits and perquisites.

The discussion below includes a review of our compensation decisions with respect to 2009 and 2010. Our named executive officers for 2009 and 2010 were Joseph A. Carlucci, our Chief Executive Officer; Christopher T. Ford, our Chairman; Syed T. Kamal, our President; John J. McDonough, our Executive Vice President, Chief Financial Officer and Treasurer and Michael R. Costa, our Vice President, General Counsel and Secretary.

On March 22, 2010, we entered into a Merger Agreement pursuant to which we became a wholly-owned subsidiary of American Renal Holdings Intermediate Company, Inc., which is in turn a wholly-owned subsidiary of American Renal Associates Holdings, Inc. In connection with this transaction: (1) Centerbridge, as sponsor in the Merger Agreement, made an aggregate cash equity investment of $161.5 million in American Renal Associates Holdings, Inc., subject to certain adjustments, and acquired 87% of the common stock of American Renal Associates Holdings, Inc; and (2) certain members of our management contributed a portion of their existing equity ownership in us in exchange for cash and newly issued shares of common stock of American Renal Associates Holdings, Inc.

As further described below, in connection with the Centerbridge merger, American Renal Associates Holdings, Inc. adopted new equity incentive arrangements applicable to our directors, executives and other senior management employees, including a new stock incentive plan and an arrangement for equity contributions from senior management, and we entered into new employment agreements with Messrs. Carlucci, Kamal, Ford and McDonough. Accordingly, the compensation arrangements for our named executive officers following the Centerbridge merger differ from those in place during 2009.

Compensation Determination Process

Our compensation programs for our named executive officers are designed to reflect our view that all components of executive compensation should be set at levels that are necessary, within reasonable parameters, to successfully attract, retain and motivate optimally talented and experienced executives and that are fair and equitable in light of market practices. We believe that the ownership by management of equity interests in our business is the most effective mechanism for providing incentives to maximize gains for equityholders and that annual cash incentive compensation should be linked to metrics that create value for our equityholders. In setting an individual executive officer’s initial compensation package and the relative allocation among different types of compensation, we consider the nature of the position being filled, the scope of associated responsibilities, the individual’s prior experience and skills and the individual’s compensation expectations, as well as the compensation of existing executive officers at our company and our general impressions of prevailing conditions in the market for executive talent.

The base salary levels for our named executive officers were established by our Compensation Committee at the commencement of each such executive officer’s employment with us and are subject to adjustment by our Compensation Committee based upon the recommendation of the supervising executive officer and/or our Chief Executive Officer. The amounts of the annual cash bonuses for Messrs. Carlucci, Kamal, Ford and McDonough for

2009 were determined on the basis of our Compensation Committee’s allocation of an overall bonus pool, the size of which was calculated in accordance with our achievement of certain EBITDA performance targets and company growth objectives as contemplated in the named executive officers’ respective employment agreements. The amount of Mr. Costa’s annual cash bonus for 2009 was based upon the recommendation of the supervising executive officer and/or our Chief Executive Officer and was approved by our Compensation Committee. The amounts of equity grants to our named executive officers are determined by our Compensation Committee.

Compensation Risk Assessment

We do not believe that risks arising from our compensation policies and practices for our employees are reasonably likely to have a material adverse effect on us.

Elements of Compensation

Base Salaries

Base salaries are intended to provide a fixed level of compensation sufficient to attract and retain an effective management team when considered in combination with other components of our executive compensation programs. We believe that the base salary element of compensation is required to provide our named executive officers with a stable income stream that is commensurate with their experience and responsibilities. Annual base salaries are established on the basis of market conditions at the time we hire an executive. Any subsequent modifications to annual base salaries are influenced by the performance of the executive and by significant changes in market conditions.

During 2009, the base salaries of our named executive officers were as follows: Mr. Carlucci, $420,000; Mr. Costa, $266,200; Mr. Ford, $420,000; Mr. Kamal, $420,000; and Mr. McDonough, $340,000. Following the effectiveness of the new employment agreements entered into with Messrs. Carlucci, Ford, Kamal and McDonough on March 22, 2010 in connection with the Centerbridge merger, the base salaries of our named executive officers are as follows: Mr. Carlucci, $525,360; Mr. Costa, $292,820 (effective August 3, 2010); Mr. Ford, $175,000; Mr. Kamal, $525,360; and Mr. McDonough, $440,720. These changes in base salaries in connection with the Centerbridge merger were attributable to improved operational results, sustained growth and our objective of aligning named executive officer compensation with our impressions of prevailing base salaries for similarly situated executives at companies of our size in our industry, although we did not evaluate base salaries at any specific peer group of companies.

Annual Cash Bonuses

The employment agreements effective during 2009 provided for annual cash bonuses (the “Bonus Plan”) for each of Messrs. Carlucci, Ford, Kamal and McDonough. Each of Messrs. Carlucci, Ford, Kamal and McDonough was entitled to participate in a bonus pool to be allocated among themselves (the “Bonus Pool”). The aggregate target amount of the Bonus Pool was the sum of 50% of the base salary of each of Messrs. Carlucci, Ford, Kamal and McDonough. For 2009, this aggregate target amount was $800,000. The actual amount of the Bonus Pool for 2009 was determined in part (75%) based on our achievement of an annual, fiscal year consolidated EBITDA performance goal set by our Board of Directors and in part (25%) based on our achievement of an annual target with respect to the number of dialysis patients treated during the year. The 2009 target for EBITDA performance was $66,114,738, and our actual EBITDA achievement was $67,050,000. The target for the number of dialysis patients treated during 2009 was 5,351, and our actual achievement was 5,405 patients.

In determining the actual amount of the Bonus Pool, the Compensation Committee makes adjustments to the target amount based on our performance in relation to our EBITDA and number of patients treated targets and has substantial discretion as to the amounts of these adjustments based on the facts and circumstances surrounding our performance. If our performance targets had not been met, the Bonus Pool would have been funded at less than the $800,000 target amount. For example, if 90% of the performance targets had been met, the Bonus Pool might have been funded at 80% of the target amount, subject to the exercise of discretion by the

Compensation Committee and with primary emphasis placed upon EBITDA performance. If 100% of the performance targets had been met, the Bonus Pool might have been funded at 100%, again subject to the exercise of discretion by the Compensation Committee. In 2009, actual performance exceeded 100% of each of the performance targets. In recognition of these superior results, which were achieved in a very challenging business environment, the Compensation Committee elected to fund the Bonus Pool in the aggregate amount of $1,000,000. This decision to fund the Bonus Pool at $200,000 greater than the $800,000 target amount reflects the Compensation Committee’s intention to reward the Bonus Pool participants for their extraordinary efforts to exceed our performance targets and recognizes the participants’ downside risk that the Bonus Pool would likely have been funded significantly below the target amount if the performance targets had been missed.

The actual portion of the Bonus Pool payable to each of Messrs. Carlucci, Ford, Kamal and McDonough was determined by our Board of Directors based upon the recommendation of our Compensation Committee, subject to the requirement that the entire amount of the Bonus Pool be divided among the four executives. In 2009, the annual cash payments made from the Bonus Pool were as follows: Mr. Carlucci, $325,000; Mr. Ford, $75,000; Mr. Kamal, $325,000; and Mr. McDonough, $275,000. Our Board of Directors determined these allocation amounts on a discretionary basis through an informal process in which the Board of Directors assessed the contributions of each executive towards our achievement in surpassing our performance goals for EBITDA and number of dialysis patients treated during 2009, with our founders, Messrs. Carlucci and Kamal, receiving higher payments in recognition of their contributions in building our business from a long-term perspective. Messrs. Carlucci, Kamal and McDonough were primarily responsible for our number of dialysis patients treated during 2009. Mr. Ford’s allocation reflects substantial changes in his role with us during 2009, particularly his transition from a focus on revenue-generating activities to instead assuming primary responsibility for serving as our liaison to the Kidney Care Council and related trade associations. Mr. Costa did not participate in the Bonus Pool for 2009 but was awarded a discretionary cash bonus of $100,000 for 2009. All of our Vice Presidents, including Mr. Costa, received cash bonuses pursuant to their offer letters. Mr. Costa’s bonus, which was based upon the recommendation of the Chief Executive Officer and was approved by the Compensation Committee, reflects his successful performance in handling various transactions, including the Merger, and the strong performance of the law department as a whole.

In connection with the Centerbridge merger, we entered into new employment agreements with Messrs. Carlucci, Kamal and McDonough which provide for a new bonus plan (the “2010 Bonus Plan”). Under the 2010 Bonus Plan, each of Messrs. Carlucci, Kamal and McDonough is eligible to earn an annual cash bonus award with a minimum threshold of 37.5% of his base salary, a target bonus of 75% of his base salary and a maximum bonus of 150% of his base salary based upon our achievement of annual, fiscal year consolidated EBITDA performance goals established by our Compensation Committee. In 2010, each of Messrs. Carlucci, Kamal and McDonough earned and were paid bonuses in excess of their targets in the amounts of $394,020, $394,020 and $330,540, respectively, and Mr. Costa earned and was paid a discretionary cash bonus of $100,000.

Long-Term Equity Incentives

We believe that our long-term financial success is achieved in part through an ownership culture that encourages our named executive officers to focus on our long-term performance through the use of equity-based compensation tools. Our Equity Incentive Plan that was in place during 2009 was initially established in 2005. We adopted this plan to align the interests of our equityholders with those of our employees and to provide for grants of options to key employees, directors, advisors and consultants as either incentive stock options or nonqualified stock options as determined by our Board of Directors. The only equity award granted to a named executive officer during 2009 was a grant of 20,000 stock options made to Mr. Costa on May 20, 2009 in accordance with our practice of granting equity awards to certain employees each year on the anniversary of the date on which we hired each such employee.

In connection with the Centerbridge merger, our parent entered into the 2010 American Renal Associates Holdings, Inc. Stock Incentive Plan. This 2010 Stock Incentive Plan is designed to promote our interests by providing eligible persons with the opportunity to receive an equity interest and/or equity-based awards in one of our direct or indirect parent entities as an incentive for them to remain in our service. Together with the substantial investments made in our parent by our senior management, these arrangements demonstrate the commitment of our employees and management team to our long-term growth.

Consistent with these arrangements, each of Messrs. Carlucci, Kamal and Ford executed an equity contribution, exchange and subscription agreement pursuant to which each such executive made an equity contribution with a value of $6,000,000 to our parent, American Renal Associates Holdings, Inc., through the rollover of common stock and/or preferred stock of our company in exchange for common stock of American Renal Associates Holdings, Inc. Mr. McDonough entered into an equity contribution, exchange and subscription agreement pursuant to which he made an equity contribution with a value of $450,000 to American Renal Associates Holdings, Inc. through the rollover of common and /or preferred stock of our company in exchange for common stock of American Renal Associates Holdings, Inc. Mr. McDonough also contributed and rolled over 25% of the spread value of his then outstanding stock options in our company in exchange for options to acquire common stock in American Renal Associates Holdings, Inc. Mr. Costa entered into a subscription agreement pursuant to which he made a cash investment in American Renal Associates Holdings, Inc. of $125,000 from the after tax proceeds of the cashout of his stock options in the Company in connection with the Merger.

In addition to the forgoing, in connection with the Centerbridge merger, each of Messrs. Carlucci, Ford, Kamal and McDonough received approximately $185,899 on May 10, 2010 in exchange for 46,250 shares of our common stock that each of the executives purchased from us pursuant to Notes issued on March 4, 2008. A portion of such sales proceeds were used by the executives to repay their indebtedness to us under the Notes.

The Parent expects to and has provided incentives to the named executive officers by issuing them options to purchase Parent common stock from time to time. In 2010, the Parent granted options to purchase 261,100 shares of Parent common stock to each of Joseph A. Carlucci, Syed T. Kamal and John J. McDonough, and options to purchase 47,000 shares of Parent common stock to Michael R. Costa . One-third of such options vest 20% each year over a five year period beginning on May 7, 2011. The other two-thirds of such options vest upon the attainment by the Sponsor of specified returns upon their investment in the Company. All options have an exercise price of $6.51 per share and have a ten year term.

Other Compensation

We also provide various other benefits to certain of our named executive officers that are intended to be part of a competitive compensation program. In 2009 and 2010, these benefits for each of Messrs. Carlucci, Ford, Kamal and McDonough included director and officer liability insurance as well as a company-provided automobile allowance and reimbursements for related expenses (including insurance, taxes and fuel), provided that the cost of providing such automobile allowance could not exceed $12,000 per fiscal year, plus all costs for insurance and fuel. We believe that these benefits are comparable to those offered by other companies that compete with us for executive talent.

Payments Upon Termination

Each of our named executive officers, other than Mr. Costa, is entitled to certain benefits upon the termination of his employment with us, the terms of which are described below under “Summary of Employment Agreements” and “Potential Payments Upon Termination or Change in Control.” We believe that these benefits are valuable as they address the valid concern that it may be difficult for these executives to find comparable employment in a short period of time in the event of termination and provide an incentive for these executives to comply with non-competition and non-solicitation covenants.

Anticipated Actions

We expect to continue to evaluate and revisit the structure of our executive compensation programs and may make adjustments to them from time to time.

Summary Compensation Table

The following table sets forth the cash and other compensation that we paid to our named executive officers, or that was otherwise earned by our named executive officers, for their services in all capacities during the last fiscal year.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($) (1)	Non-Equity Incentive Plan Compensation ($) (2)	All Other Compensation ($) (3)	Total ($)
Joseph A. Carlucci	2010	505,448	0	2,169,741	436,049	0	3,111,238
Chief Executive Officer	2009	420,000	0	0	325,000	18,148	763,148

Christopher T. Ford	2010	250,835	0	0	0	13,662	264,497
Chairman	2009	420,000	0	0	75,000	16,571	511,571

Syed T. Kamal	2010	505,448	0	2,169,741	436,049	6,137	3,117,375
President	2009	420,000	0	0	325,000	17,300	762,300

John J. McDonough	2010	410,845	0	2,169,741	365,798	8,557	2,954,941
Executive Vice President, Chief Financial Officer and Treasurer	2009	340,000	0	0	275,000	0	615,000

Michael R. Costa	2010	276,028	100,000	390,570	0	0	766,598
Vice President, General Counsel and Secretary	2009	266,200	100,000	104,000	0	0	470,200

(1)

The amounts set forth in this column represent the aggregate grant date fair value of option awards granted in fiscal years 2009 and 2010 as calculated pursuant to Financial Accounting Standards Board (FASB) Accounting Standards Codification Topic 718, Compensation—Stock Compensation (FASB ASC Topic 718). These amounts have been determined based on the assumptions set forth in Note N to our consolidated financial statements for the fiscal years ended December 31, 2009 and 2010. Options granted to Mr. Costa in 2009 were eliminated in the Merger. All options issued in 2010 were issued by the Parent.

(2)	The amounts set forth in this column reflect awards under our Bonus Plan. For more information regarding the Bonus Plan, see the Compensation Discussion and Analysis section above.
(3)	Consists of automobile allowance, gasoline and auto and life insurance.

The following table sets forth the individual grants of plan-based awards made to each of our named executive officers during 2009 and 2010.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards		Estimated Future Payouts Under Non-Equity Incentive Plan Awards		All Other Option Awards: Number of Securities Underlying Options (#)		Exercise or Base Price of Option Awards ($/Sh) (3)		Grant Date Fair Value of Stock and Option Awards ($) (5)
		Target ($) 2009		Target ($) 2010
Mr. Carlucci	7/9/10	325,000	(1)	436,049	(1)	261,100		6.51		2,169,741
Mr. Ford		75,000	(1)	0	(1)					0
Mr. Kamal	7/9/10	325,000	(1)	436,049	(1)	261,100		6.51		2,169,741
Mr. McDonough	7/9/10	275,000	(1)	365,798	(1)	261,100		6.51		2,169,741
Mr. Costa	5/20/09					20,000	(2)	5.20	(4)	104,000
Mr. Costa	7/9/10					47,000		6.51		390,570

(1)

Reflects the anticipated opportunity of each of Messrs. Carlucci, Ford, Kamal and McDonough to participate in the Bonus Plan. There were no threshold, target or maximum awards payable under the Bonus Plan for 2009. Instead, each executive was entitled to participate in a Bonus Pool funded based on our achievement of pre-established performance goals as discussed in the Compensation Discussion & Analysis section above. In 2009, the aggregate amount available in the Bonus Pool to be allocated among Messrs. Carlucci, Ford, Kamal and McDonough was $1,000,000. In 2010, targeted bonuses were based on a formula of a percentage of budgeted EBITDA. In 2010, the aggregate amount available in the Bonus Plan to be allocated among Messrs. Carlucci, Kamal and McDonough was $1,237,896. Actual amounts earned by and paid to Messrs. Carlucci, Ford, Kamal and McDonough are shown in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table. For additional information regarding the Bonus Plan, see the Compensation Discussion and Analysis section above.

(2)	Represents an award of time-vesting stock options granted under our 2005 Equity Incentive Plan which was eliminated in the Merger.
(3)

The options granted to Messrs. Carlucci, Kamal, McDonough and Costa in 2010 had an original exercise price of $21.00 per share. In connection with the dividend to the shareholders of the Parent in March 2011, such exercise price was adjusted to $6.51.

(4)

Reflects the per-share exercise price of the options, which is equal to the fair market value of a share of our common stock on the grant date as determined by our Board of Directors. A description of the process used in determining the fair market value of our common stock is set forth above under the subheading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Stock-based Compensation.”

(5)	Reflects the aggregate grant date fair value the award of stock options determined pursuant to FASB ASC Topic 718.

Summary of Employment Agreements

Employment Agreements Effective During 2009

We maintain employment agreements with each of our named executive officers, with the exception of Mr. Costa. The employment agreements in effect during 2009 were originally executed on August 25, 2004 and were amended on December 16, 2005 and March 1, 2007 respectively. The employment agreements provided for an initial term of five years and automatic renewal for successive one-year periods unless notice of non-renewal was provided in writing by either party at least 60 days before the end of the then-current term.

As of 2009, the employment agreements provided for base salaries in the following amounts subject to increases in the sole discretion of our Compensation Committee: Mr. Carlucci, $420,000; Mr. Ford, $420,000; Mr. Kamal, $420,000; and Mr. McDonough, $340,000. The executives were also entitled to participate in any employee benefit plans that we offered to our executive officers. In addition, each of Messrs. Ford, Kamal and McDonough received a company-provided automobile allowance and reimbursements for related expenses (including insurance, taxes and fuel), provided that the cost of providing such automobile allowance could not exceed $12,000 per fiscal year, plus all costs for insurance and fuel.

The employment agreements also included certain restrictive covenants which applied during their term and through the third anniversary of the date of termination of the employment agreements, provided that, solely in the case of a Sale (as defined therein), the restrictive period would end on the later of (1) the third anniversary of the Sale and (2) the first anniversary of the date of termination of employment, provided further that, solely in the case of a Sale, we would have the right to extend the restrictive covenant periods with each executive (1) until the later of the fifth anniversary of the sale or the first anniversary of the executive’s termination of employment, in the case of Messrs. Carlucci, Ford and Kamal; or (2) through the third anniversary of the termination of the executive’s employment, in the case of Mr. McDonough. In the event that we chose to extend the restrictive covenant periods, Messrs. Carlucci, Ford and Kamal would receive a lump sum payment equal to $751,666, and Mr. McDonough would receive a lump sum payment equal to his then-current base salary.

During the restrictive period, the executive would be prohibited from (1) soliciting any employee or contracting physician to terminate his or her relationship with us; (2) hiring any person who was employed by us at any time during the executive’s employment with us; (3) competing, directly or indirectly with us as an owner of any business (x) engaged in the kidney dialysis business and/or the operation of kidney dialysis facilities within 10 miles of any of our facilities, (y) engaged in the kidney dialysis business and/or the operation of kidney dialysis facilities where the executive is involved in a program to establish joint ventures with nephrologists in the United States of America and (z) in the case of a termination of employment that occurred on or before the third anniversary of the date of the employment agreement or that occurred after a change in control, engaged in the kidney dialysis business and/or the operation of kidney dialysis facilities in the United States of America; and (4) representing any other entity or business in conducting substantial negotiations with any nephrologists with whom the executive had conducted substantial negotiations on behalf of us during the one-year period immediately prior to the termination of the executive’s employment with us.

The executives were also subject to a confidentiality covenant prohibiting them from disclosing our confidential information for an indefinite period, and the executives agreed that all inventions, patents, discoveries and work product created by them while employed by us would belong to us.

Current Employment Agreements

In connection with the execution of the Merger Agreement, we have entered into new employment agreements with Messrs. Carlucci, Kamal, Ford, and McDonough, which become effective upon the closing of the Merger. These new employment agreements contain restrictive covenants in our favor and ensure management’s commitment to our interests. We have summarized the terms of these new agreements below.

Joseph A. Carlucci. We entered into a new employment agreement, dated as of March 22, 2010 and effective as of the closing of the Merger, with Mr. Carlucci (the “Carlucci Agreement”) pursuant to which Mr. Carlucci serves as our Chief Executive Officer. The Carlucci Agreement has a three-year term with automatic one-year successive renewals. Mr. Carlucci is entitled to receive a salary of $525,360, an annual bonus opportunity based on achievement of performance goals set by our board of directors, customary employee benefits and payment severance in the event of a termination without cause, for good reason, or due to death or disability (each as defined in the Carlucci Agreement).

The Carlucci Agreement also provides for certain restrictive covenants which apply during the term of the Carlucci Agreement and through the third anniversary of the date of termination of Mr. Carlucci’s employment, provided that solely in the case of a change in control (as defined in the Carlucci Agreement) the restrictive period will end on the later of (i) the third anniversary of the change in control and (ii) the first anniversary of the date of termination of employment, provided further that solely in the case of a change in control, we have the right to extend such period until the later of (a) the fifth anniversary of the change in control and (b) the first anniversary of the date of termination if we make a timely election and pay Mr. Carlucci an amount equal to 300% of his then current base salary.

During the restrictive period, Mr. Carlucci is prohibited from (1) soliciting any employee or contracting physician to terminate his or her relationship with us, (2) hiring any person who was employed by us at any time during Mr. Carlucci’s employment with us, (3) competing, directly or indirectly with us as an owner of any business (x) engaged in the kidney dialysis business and/or the operation of kidney dialysis facilities within 10 miles of any of our facilities, (y) engaged in the kidney dialysis business and/or the operation of kidney dialysis facilities where Mr. Carlucci is involved in a program to establish joint ventures with nephrologists in the United States of America, and (z) in the case of a termination of employment that occurs on or before the third anniversary of the date of the Carlucci Agreement or which occurs after a change in control, engaged in the kidney dialysis business and/or the operation of kidney dialysis facilities in the United States of America, and (4) representing any other entity or business in conducting substantial negotiations with any nephrologists with whom Mr. Carlucci had conducted substantial negotiations on behalf of us during the one year period immediately prior to the termination of Mr. Carlucci’s employment with us.

Mr. Carlucci is also subject to a confidentiality covenant prohibiting him from disclosing our confidential information for an indefinite period and Mr. Carlucci will agree that all inventions, patents, discoveries, and work product created by him while employed by us will belong to us.

Syed T. Kamal. We entered into a new employment agreement, dated March 22, 2010 and effective as of the closing of the Merger, with Mr. Kamal pursuant to which Mr. Kamal serves as our President. Mr. Kamal’s employment agreement has a three-year term with automatic one-year successive renewals. Mr. Kamal is entitled to receive a salary of $525,360, an annual bonus opportunity based on achievement of performance goals set by our board of directors, customary employee benefits and payment severance in the event of a termination without cause, for good reason, or due to death or disability (each as defined in the Carlucci Agreement). Mr. Kamal is also subject to the same restrictive covenants that are contained in the Carlucci Agreement.

Christopher T. Ford. We entered into a new employment agreement, dated March 22, 2010 and effective as of the closing of the Merger, with Mr. Ford pursuant to which Mr. Ford serves as our Chairman of the Board on a part-time basis. Mr. Ford’s employment agreement has a two-year term with automatic one-year successive renewals. Mr. Ford is entitled to receive a salary of $175,000, employee benefits accruing on a part-time basis and payment severance in the event of a termination without cause, for good reason, or due to death or disability (each as defined in Mr. Ford’s employment agreement). Mr. Ford will also be subject to the same restrictive covenants that are contained in the Carlucci Agreement.

John J. McDonough. We entered into a new employment agreement, dated March 22, 2010 and effective as of the closing of the Merger, with Mr. McDonough pursuant to which Mr. McDonough served as our Chief Financial Officer. Mr. McDonough’s employment agreement has a three-year term with automatic one-year successive renewals. Mr. McDonough is entitled to receive a salary of $440,720, an annual bonus opportunity based on achievement of performance goals set by our board of directors, customary employee benefits and payment severance in the event of a termination without cause, for good reason, or due to death or disability (each as defined in the Carlucci Agreement). Mr. McDonough is also subject to the same restrictive covenants that are contained in the Carlucci Agreement. On April 21, 2011, Mr. McDonough was appointed our Chief Operating Officer and his employment agreement was amended solely to change his title from Chief Financial Officer to Chief Operating Officer.

Outstanding Company Equity Awards at 2010 Fiscal Year-End

At December 31, 2010, no equity awards are outstanding from the Company to the named executive officers, nor have any such awards vested or been exercised during 2010.

Company Option Exercises and Stock Vested in 2009 and 2010

None of our named executive officers had Company stock options that were exercised during 2009 or 2010. The following table summarizes amounts realized upon the vesting of restricted stock for each of our named executive officers during 2009. All of such shares were eliminated in the Merger. No unvested restricted Company stock is held by our named executive officers at December 31, 2010.

	Stock Awards (1)
Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Mr. Carlucci	15,416.6	72,766
Mr. Ford	15,416.6	72,766
Mr. Kamal	15,416.6	72,766
Mr. McDonough	15,416.6	72,766
Mr. Costa	0	0

(1)

Represents the number of restricted shares that vested in 2009 and the aggregate value of such shares of common stock based upon the fair market value of our common stock on the March 5, 2009 vesting date ($4.72 per share).

Pension Benefits for 2009 and 2010

We do not offer pension benefits to our named executive officers.

Non-Qualified Deferred Compensation for 2009 and 2010

We do not offer non-qualified deferred compensation to our named executive officers.

Potential Benefits Upon Termination or Change in Control

Termination of Employment

As discussed above, we maintain employment agreements with each of our named executive officers, other than Mr. Costa, that provide for certain payments and benefits upon their termination of employment for various reasons. The following disclosure reflects terms of the employment arrangements in place on December 31, 2010.

Payments Made Upon Any Termination of Employment. Regardless of the manner in which his employment terminates, each executive officer is entitled to receive amounts earned and accrued during his term of employment, including accrued but unpaid base salary through the date of termination and unreimbursed employment-related expenses owed to the executive officer under our policies. These payments do not differ from payments made upon termination to all employees.

Payments Made Upon Termination Without Cause or Good Reason. Messrs. Carlucci, Ford, Kamal and McDonough’s employment agreements in effect on December 31, 2010 provide that, if we terminated the executive without Cause, or the executive terminated his employment with us for Good Reason, he would be entitled to receive:

•	continuation of his base salary, at the then-current level, for a period of 24 months, payable in installments in accordance with our normal payroll practices;

•

continuation of employee group health. life, and disability plans until the earlier of (A) 24 months following the date of termination; or (D) the date the executive is or becomes eligible for comparable coverage under health, life and disability plans of another employer; and

•	For Messrs. Carlucci, Kamal and McDonough, a pro rata portion of his bonus for the then-current fiscal year based upon actual performance, payable at the time at which bonuses are normally paid.

“Cause” generally means the executive’s (1) conviction of, or plea of guilty to, a crime if, as a result of his continued association with us, such crime is injurious to our business or reputation; (2) breach of duty of loyalty that is detrimental to us and involves his personal profit; (3) willful failure to perform his duties or to follow lawful directives of the Board of Directors; or (4) gross negligence or willful misconduct in the performance of his duties.

“Good Reason” generally means any substantial diminution of or substantial detrimental change in the executive’s responsibilities, salary or benefits, or re-location of the executive’s principal office from the metropolitan Boston area.

Payments Made Upon Death or Termination of Employment by Reason of Disability. If Messrs. Carlucci, Ford, Kamal or McDonough’s employment was terminated on December 31, 2010 by reason of his death or disability, he would be entitled to receive:

•	continuation of his base salary, at the then-current level, for a period of 12 months, payable in installments in accordance with our normal payroll practices;

•

continuation of employee group health. life, and disability plans until the earlier of (A) 12 months following the date of termination; or (D) the date the executive is or becomes eligible for comparable coverage under health, life and disability plans of another employer; and

Restrictive Covenants. Each of the employment agreements in effect on December 31, 2010 contain confidentiality, non-competition and employee non-solicitation covenants that apply during the executive’s employment with us and for 36 months after his termination of. In the case of a sale of our company, Messrs. Carlucci, Ford and Kamal’s restrictive covenants would terminate on the later of the third anniversary of the sale or the first anniversary of the executive’s termination of employment.

Upon the occurrence of a sale of our company, we would have the right to extend the restrictive covenant periods with each executive until the later of the fifth anniversary of the sale or the first anniversary of the executive’s termination of employment. In the event that we chose to extend the restrictive covenant periods, Messrs. Carlucci and Kamal would receive a lump sum payment equal to $1,576,080, Mr. McDonough would receive a lump sum payment equal to $1,322,160 and Mr. Ford would receive a lump sum payment of $525,000.

Summary of Termination Payments and Benefits. The following table summarizes the approximate value of the termination payments and benefits that each of our named executive officers would have received if his employment had been terminated on December 31, 2010 by the executive for Good Reason or by us without Cause. The table does not include certain amounts that the named executive officer would be entitled to receive under certain plans or arrangements that do not discriminate in scope, terms or operation, in favor of our executive officers and that are generally available to all salaried employees.

	Mr. Carlucci ($)	Mr. Ford ($)	Mr. Kamal ($)	Mr. McDonough ($)	Mr. Costa ($)
Continuation of base salary for 24 months	1,050,720	375,000	1,050,720	340,000	0
Continuation of employee benefits for 12 months (1)	14,056	14,056	13,817	13,784	0
Bonus for year despite executive no longer being employed on payment date (2)	394,020	0	394,020	330,540	0
Total	1,458,796	389,056	1,458,557	684,324	0

(1)

These benefits include long-term and short-term disability insurance, dental insurance, medical insurance and life insurance. The amounts in the table above reflect the cost to our company of providing such benefits during 2010.

(2)

These bonus amounts assume that the executive would have received his full year target bonus of 75% of his base salary. In the event of a termination by the executive for Good Reason or by us without Cause or upon Death or Disability, the executive would have been entitled to a bonus for the year of termination through the date of termination on a calendar day pro-rated basis. In the event of a termination by the executive without good reason or by us for Cause, the executive would not have been entitled to a pro-rated bonus for the fiscal year of termination but would have been entitled to any bonus earned for any fiscal year prior to the year of termination.

Change in Control

As of December 31, 2010, our named executive officers were not entitled to any additional benefits following a change in control of our company or upon a termination of employment following a change in control of our company.

DIRECTOR COMPENSATION

The following table sets forth the cash and other compensation paid by us to the members of our Board of Directors for all services in all capacities during 2009 and 2010. Messrs. Carlucci, Ford and Kamal were named executive officers for 2009 and 2010 and were not separately compensated for their service as directors. D. Neal Morrison and Scott B. Perper also served on our Board of Directors during 2009 and 2010 and were not compensated for service during those years. Dr. Donald Leeber was the only member of our Board of Directors who was compensated for service during 2009. The form of such compensation was cash payments of $7,500 per quarter and a December 17, 2009 grant of options to purchase 5,000 shares of our common stock at an exercise price of $5.24 per share, for an aggregate grant date fair value of $26,200. These options are scheduled to vest in four equal annual installments beginning on December 17, 2010. The only compensation paid for 2010 was $43,333 paid to Michael Boxer.

2009
Name	Fees Earned or Paid in Cash ($)	Option Awards ($) (1)	Total ($)
Donald Leeber, M.D	30,000	26,200	56,200

(1)

The amount set forth in this column represents the aggregate grant date fair value of option awards granted in fiscal year 2009 as calculated pursuant to FASB ASC Topic 718. This amount has been determined based on the assumptions set forth in Note N to our consolidated financial statements for the fiscal year ended December 31, 2009. As of December 31, 2009, Dr. Leeber held options exercisable into 57,500 shares of our common stock. Of these options, 12,500 had an exercise price of $0.48 per share; 25,000 had an exercise price of $1.50 per share; 10,000 had an exercise price of $3.50 per share; 5,000 had an exercise price of $3.77 per share; and 5,000 had an exercise price of $4.72 per share. All of such options were eliminated in the Merger.

2010
Name	Fees Earned or Paid in Cash ($)	Option Awards ($) (1)	Total ($)
Michael E. Boxer	43,433	0	43,433

On March 8, 2011, the Parent adopted the American Renal Associates Holdings, Inc. 2011 Stock Option Plan for Nonemployee Directors (the “2011 Director’s Plan”) under which 100,000 shares of the Parent’s common stock were reserved for issuance to the Company’s directors and consultants. Options granted under the 2011 Director’s Plan must be nonqualified stock options. Stock appreciation rights may also be granted under the 2011 Plan. The Board of Directors determines the period over which options become exercisable; however, such awards generally require that certain performance conditions and service conditions be met before the awards would vest. During the three months ended March 31, 2011, the Parent granted 16,000 options under the 2011 Director’s Plan to two members of the Company’s Board of Directors at an exercise price of $6.51 per share, all of which were outstanding as of March 31, 2011 and none of which were vested as of March 31, 2011. Each option vests as follows: 33% over a five year period, dependent upon continued employment with the Company, and 67% upon a liquidity event resulting in a specified return to shareholders.

On such date, the parent also adopted an annual cash compensation program for nonemployee members of the Board consisting of $50,000 annually (paid in two installments), an additional $15,000 (paid in two installments) for serving as a committee chairman and an additional $5,000 (paid in one installment) for serving on a board committee.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

American Renal Associates Holdings, Inc. owns 100% of the capital stock of American Renal Holdings Intermediate Company, LLC, which owns 100% of the capital stock of American Renal Holdings Inc. The following table sets forth information regarding the beneficial ownership of the common stock of American Renal Associates Holdings, Inc. as of June 16, 2011.

•	each person who is known by us to own beneficially more than 5% of the outstanding shares of our common stock;

•	each of our directors;

•	each of our executive officers named in the Summary Compensation Table; and

•	all of our directors and executive officers as a group.

The percentages of shares outstanding provided in the tables are based on 8,859,826 shares of American Renal Associates Holdings, Inc. common stock, par value $0.01 per share, outstanding as of June 16, 2011. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares issuable upon the exercise of options that are exercisable within 60 days of March 15, 2011 are considered outstanding for the purpose of calculating the percentage of outstanding shares of our common stock held by the individual, but not for the purpose of calculating the percentage of outstanding shares held by any other individual. The address of each of our directors and executive officers listed below is c/o American Renal Associates Holdings, Inc., 66 Cherry Hill Drive, Beverly, Massachusetts 01915.

Name of Beneficial Owner	Beneficial Ownership of American Renal Associates Holdings, Inc. Common Stock		Percentage of American Renal Associates Holdings, Inc. Common Stock
Centerbridge Capital Partners, L.P. and certain affiliated entities[1]	7,692,505		86.8%
Christopher T. Ford	285,714	[2]	3.2%
Syed Kamal	285,714		3.2%
Joseph A. Carlucci	285,714		3.2%
John J. McDonough	114,615	[3]	1.3%
Michael R. Costa	5,952		*
Steven M. Silver[1]	7,692,505		86.8%
Jared S. Hendricks[1]	7,692,505		86.8%
Michael E. Boxer	14,286	[4]	*
All directors and executive officers as a group (8 persons)	898,809		10.1%

*	Less than one percent.
[1]

American Renal Associates Holdings, Inc., a Delaware corporation, is 83.3% owned by Centerbridge Capital Partners, L.P., 1.0% owned by Centerbridge Capital Partners SBS, L.P., 2.5% owned by Centerbridge Capital Partners Strategic, L.P., and 13.1% owned by other persons. Steven Silver, a Senior Managing Director of Centerbridge Partners, L.P., and Jared Hendricks, a Managing Director of Centerbridge Partners, L.P., both owners of interests in Centerbridge Capital Partners, L.P., Centerbridge Capital Partners SBS, L.P., and Centerbridge Capital Partners Strategic, L.P., disclaim beneficial ownership of such shares, except to the extent of their pecuniary interest therein.

[2]	Comprised of 128,790 shares under the Christopher T. Ford 2005 Grantor Retained Annuity Trust and 156,924 shares under the Christopher T. Ford 2008 Grantor Retained Annuity Trust.
[3]	Includes options to purchase 93,186 shares of Parent common stock at $1.63 per share.
[4]	Beneficially owned through Black Diamond Partners LLC, JJ Bark LLC and Tribeca Investments LLC.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Lease Agreements with Entities Owned by Related Parties

We own the land and buildings of our dialysis clinic located in Chillicothe, Ohio and our JVs own the land and buildings of our dialysis clinics in Beaumont and Jasper, Texas. ARA-Chillicothe Dialysis, the dialysis clinic located in Chillicothe, Ohio in which we have a controlling interest, leases 8,100 square feet of space from ARA-Ohio Holdings LLC. We own all of the outstanding equity of ARA-Ohio Holdings LLC. The lease in Chillicothe, Ohio was entered in 2005 for a term of ten years with five year renewal options. The current minimum annual rent for our dialysis clinic in Chillicothe, Ohio is $72,900. In 2010, the minimum annual rent increases to $81,000.

We have other lease agreements for dialysis clinics with our nephrologist partners or entities under the control of our nephrologist partners in such clinics. The amount of rent expense under these lease arrangements was approximately $2.6 million, $2.5 million and $1.5 million in 2010, 2009 and 2008, respectively.

Indemnification of Officers and Directors

We have entered into indemnification agreements with each of our directors and officers, and we have purchased a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our officers and directors, or persons controlling the Parent, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Act and is therefore unenforceable.

Transaction Fee and Advisory Services Fee Arrangements with Centerbridge

In connection with the Merger Transactions, we entered into a transaction fee and advisory services agreement with Centerbridge Advisors, L.L.C., the investment manager of Centerbridge, our principal stockholder after the consummation of the Merger. Pursuant to the transaction fee and advisory services agreement, we paid to Centerbridge a fee of $4 million plus out-of-pocket expenses upon the closing of the Merger as consideration for the financial and structural analysis, due diligence investigations, corporate strategy, and other advice and assistance rendered by Centerbridge to us.

In addition, under this agreement, Centerbridge (including through its affiliates) agreed to provide advisory and consulting services related to our affairs and the affairs of our subsidiaries, including, without limitation,

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advice regarding the structure, terms, conditions and other provisions, distribution and timing of debt and equity offerings and advice regarding relationships with us and our subsidiaries’ lenders and bankers,

•	advice regarding our strategy,

•	advice regarding dispositions and/or acquisitions, and

•	such other advice directly related or ancillary to the above advisory services as may be reasonably requested by us.

In consideration for these services, we pay Centerbridge Advisors, L.L.C., commencing upon the closing of the Merger, a per annum advisory services fee (payable quarterly) for each fiscal year from and including fiscal year 2010 of the greater of (i) an amount equal to the greater of (x) $550,000 or (y) the advisory services fee of the previous fiscal year, or (ii) an amount equal to 1.25% of our EBITDA, minus a personnel expense deduction, if applicable. In addition, Centerbridge Advisors, L.L.C. is entitled to receive an additional fee equal to 1.0% of the enterprise value and/or aggregate value, as applicable, for any future fundamental or significant transactions (e.g., a sale of, or acquisition by, the Parent or its subsidiaries) in which Centerbridge is involved.

The transaction fee and advisory services agreement will continue until the earliest of (i) the tenth anniversary of the date of the agreement, (ii) the date on which Centerbridge owns less than 20% of the outstanding common stock of the Parent, or (iii) such date as Centerbridge may specify in writing. We have agreed to indemnify Centerbridge and its affiliates partners, members, stockholders, directors, officers, employees, agents and representatives from and against all liabilities relating to the services contemplated by the transaction fee and advisory services agreement.

Upon a change of control in our ownership, an initial public offering or a sale of all or substantially all of the outstanding common stock of the parent or of the businesses and assets of the Parent (or at such other time as Centerbridge and the Company may agree), Centerbridge or Centerbridge Advisors, L.L.C., as the case may be, may elect to receive, in lieu of annual payments of the advisory services and related fees, a single lump sum cash payment equal to the then present value of all then current and future advisory services and related fees payable under this agreement. The indenture governing the notes permits the lump sum payment in the case of a change of control, an initial public offering or a sale of all or substantially all of our assets, but to the extent Centerbridge and the Company agree to pay a lump sum, such payment would only be payable to the extent that it is permitted under the indenture. The lump sum payment is also subject to other agreements governing our indebtedness.

Stockholders Agreement of American Renal Associates Holdings, Inc.

In connection with the Merger, the Parent entered into a stockholders agreement with Centerbridge and the other holders of common stock of the Parent (the “Stockholders Agreement”). Holders of common stock of the Parent will become party to the Stockholders Agreement from time to time, by executing a joinder to the Stockholders Agreement.

Under the Stockholders Agreement, each of the stockholders of the Parent party thereto agreed to vote in favor of, and to take all other necessary and appropriate actions to cause to occur, the election to the board of directors of Parent of each director designated in accordance with the provisions of the Stockholders Agreement. The parties to the Stockholders Agreement also agreed to vote the securities of Parent as Centerbridge directs in connection with any merger or consolidation of the Parent, the sale of all or substantially all of its assets, the amendment of its organizational documents and certain other matters.

The Stockholders Agreement restricts employee stockholders party thereto from transferring their securities of the Parent prior to the earlier of (i) 180 days after a qualified public offering or (ii) a change of control, subject to certain exceptions. The Stockholders Agreement also provides employee stockholders party thereto customary tag-along rights with respect to sales of securities of the Parent held by Centerbridge and gives Centerbridge customary drag-along rights, each subject to a minimum threshold of securities of the Parent sold by Centerbridge.

DESCRIPTION OF OTHER INDEBTEDNESS

ARH Revolving Credit Facility

Overview

In connection with the Merger Transaction, ARH entered into a senior secured credit agreement with Bank of America, N.A., as administrative agent, the lenders and the other parties thereto.

The senior secured credit facility provided senior secured financing consisting of a $25.0 million revolving credit facility (the “ARH Revolving Credit Facility”).

The ARH Revolving Credit Facility includes borrowing capacity available for letters of credit and for borrowings on same-day notice, referred to as the swingline loans and will be available in U.S. dollars. Currently, the ARH Revolving Credit Facility is undrawn.

The ARH Revolving Credit Facility does not allow any dividend or distribution to any direct or indirect parent of ARH to make any payments on the notes or the Senior Secured Notes. Therefore, absent an amendment or refinancing of the ARH Revolving Credit Facility, all of the interest on the notes and the Senior Secured Notes will be paid as PIK Interest. See “Risk Factors-Risks Related to the Notes-Our ability to repay the notes depends on the performance of our subsidiaries and their ability to make distributions to us.”

Interest Rate and Fees

Borrowings under the ARH Revolving Credit Facility bear interest at a rate equal to an applicable margin plus, at our option, either (a) a base rate determined by reference to the highest of (1) the corporate base rate of interest of Bank of America, N.A., (2) the federal funds rate plus 0.50% and (3) a Eurodollar rate determined by reference to the costs of funds for deposits in U.S. dollars for the interest period of one month plus 1.00%, or (b) a LIBOR rate determined by reference to the costs of funds for deposits in U.S. dollars for the interest period relevant to such borrowing adjusted for certain additional costs. In no event will the LIBOR rate be less than 2.00% per annum nor will the base rate be less than 3.00% per annum. The applicable margin ranges from 2.5% to 3.5% per annum for base rate loans and 3.5% to 4.5% per annum for LIBOR loans.

ARH is required to pay a commitment fee to the lenders under the ARH Revolving Credit Facility in respect of the unutilized commitments thereunder. The commitment fee rate is 0.75% per annum. ARH must also pay customary letter of credit fees.

Prepayments

The ARH Revolving Credit Facility requires ARH to prepay outstanding loans under the ARH Revolving Credit Facility at any time the aggregate outstanding amount of loans and letter of credit obligations under the ARH Revolving Credit Facility exceeds the aggregate commitment of all lenders under the ARH Revolving Credit Facility, by an amount equal to such excess. ARH may voluntarily repay outstanding loans under the ARH Revolving Credit Facility at any time without premium or penalty, other than customary “breakage” costs with respect to LIBOR loans.

Prepayments and commitment reductions may be required in connection with certain asset sales and refinancings of intercompany debt.

Repayment

Principal amounts outstanding under the ARH Revolving Credit Facility are due and payable in full at maturity, five years from the date of the closing of the senior secured credit facility.

Guarantees and Security

All obligations under the ARH Revolving Credit Facility are unconditionally guaranteed by American Renal Holdings Intermediate Company, LLC (“Holdings”) and, subject to certain exceptions, each of Holdings’ existing and future domestic wholly owned subsidiaries (other than ARH) (the “Subsidiary Guarantors” and, together with Holdings, the “Guarantors”).

Subject to certain exceptions, all obligations under the ARH Revolving Credit Facility, and the guarantees of those obligations, are secured by:

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a pledge of 100% of the capital stock of ARH, 100% of the capital stock of each of the Guarantors (other than Holdings) and 65% of the capital stock of each wholly owned foreign subsidiary that is directly owned by any of the Guarantors; and

•	a security interest in, and mortgages on, substantially all material tangible and intangible assets of ARH and the Guarantors.

Certain Covenants and Events of Default

The ARH Revolving Credit Facility contains a number of covenants that, among other things, restrict, subject to certain exceptions, ARH’s ability and the ability of ARH’s subsidiaries to:

•	incur additional indebtedness or issue certain preferred stock;

•	create liens on assets;

•	enter into sale and leaseback transactions;

•	engage in mergers or consolidations with or into other companies;

•	sell assets;

•	pay dividends and distributions or repurchase ARH’s capital stock;

•	make investments, loans or advances;

•	make certain acquisitions;

•	engage in certain transactions with affiliates;

•	amend material agreements (including the organizational documents of ARH and its subsidiaries);

•	repay certain indebtedness (including the notes offered hereby);

•	change its lines of business;

•	change its fiscal year; and

•	change the status of Holdings as a passive holding company.

•	In addition, the revolving credit facility will require ARH to maintain the following financial covenants:

•	a maximum consolidated leverage ratio; and

•	a minimum fixed charge coverage ratio.

The ARH Revolving Credit Facility also contains certain customary affirmative covenants and events of default.

Our Assumed Third-Party Clinic Level Debt

From time to time we have and in the future (subject to certain limitations under the indentures governing the notes and the Senior Secured Notes) may incur third-party working capital indebtedness in connection with the development of a clinic. In connection with the Merger we assumed approximately $11.9 million, as of December 31, 2009, of such indebtedness; the remainder of such third-party debt was repaid at the closing. As of March 31, 2011, $6.6 million of this debt is outstanding. Our assumed third-party clinic debt is represented by 40 facilities at 25 clinics and with 8 lending institutions. No assumed third-party debt at a single clinic exceeds $2 million. This assumed debt has variable interest rates, generally based upon a floating rate of interest, and is generally secured by all of the assets of the respective clinic. Further information about this assumed indebtedness is set forth under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Off-Balance Sheet Arrangements, Contractual Obligations and Commitments.”

Senior Secured Notes

In connection with the Merger Transaction, ARH issued $250.0 million aggregate principal amount of Senior Secured Notes, which bear interest at a rate of 8.375% per annum and are due May 15, 2018 (the “Senior Secured Notes”). Interest on the Senior Secured Notes is payable semi-annually in cash in arrears on May 15 and November 15 of each year, beginning on November 15, 2010. The Senior Secured Notes are unconditionally guaranteed, jointly and severally, by American Renal Holdings Intermediate Company, LLC and all of ARH’s existing and future wholly owned domestic subsidiaries (the “Guarantors”) and are secured by a first-priority lien on substantially all of ARH’s and the Guarantors’ tangible and intangible assets.

The indenture governing the Senior Secured Notes contains covenants that, among other things, limit ARH’s ability and the ability of ARH’s subsidiaries to:

•	incur additional indebtedness or liens;

•	pay dividends or make distributions on our capital stock or repurchase our capital stock;

•	make certain investments or other restricted payments;

•	place restrictions on the ability of subsidiaries to pay dividends or make other distributions to us;

•	sell certain assets or merge with or into other companies; and

•	enter into certain types of transactions with shareholders and affiliates.

The Senior Secured Notes are redeemable, in whole or in part, at any time on or after May 15, 2013 at the redemption prices specified in the indenture governing the Senior Secured Notes. In addition, prior to May 15, 2013, ARH has the option to redeem, during each 12 month period commencing on the issue date, up to 10% of the aggregate principal amount of the Senior Secured Notes at 103% of the aggregate principal amount of the Senior Secured Notes redeemed plus accrued and unpaid interest to the date of redemption. ARH may also redeem some or all of the Senior Secured Notes prior to May 15, 2013 at a redemption price of 100% of the principal amount of each 8.375% Note to be redeemed plus a make-whole premium. Furthermore, at any time prior to May 15, 2013, ARH may redeem up to 35% of the Senior Secured Notes with the net cash proceeds from specified equity offerings at a redemption price equal to 108.375% of the principal amount of each 8.375% Note to be redeemed, plus accrued and unpaid interest, if any, to the date of redemption. Upon a change of control, we must offer to purchase the Senior Secured Notes at 101% of the principal amount, plus accrued interest to the purchase date.

THE EXCHANGE OFFER

Purpose and Effect of the Exchange Offer

We entered into a registration rights agreement with the initial purchasers of the outstanding notes in which we and the guarantors agreed, under some circumstances, to use all commercially reasonable efforts to (i) no later 180 days after the issuance of the outstanding notes, file a registration statement with respect to a registered exchange offer to exchange the outstanding notes for new exchange notes, (ii) no later than 210 days after the issuance of the outstanding notes, cause the exchange offer registration statement for the exchange notes to become effective and (iii) no later than 240 days after the issuance of the outstanding notes, to consummate the exchange and to hold the exchange offer open for at least 20 days, or longer, if required by the federal securities laws. The exchange notes will have terms substantially identical to the outstanding notes, except that the exchange notes will not contain terms with respect to transfer restrictions, registration rights and special interest for failure to observe certain obligations in the exchange and registration rights agreement. The outstanding notes were issued on March 4, 2011.

Under the circumstances set below, we will use all commercially reasonable efforts to, no later than 240 days after the issuance of the outstanding notes, file with the SEC a shelf registration statement with respect to the resale of the outstanding notes and cause such shelf registration statement to be declared effective and keep such shelf registration statement continuously effective until the second anniversary of the effective date of the shelf registration statement or such earlier time as there are no longer any outstanding notes to be registered. These circumstances include:

•	if we are not permitted to consummate the exchange offer because the exchange offer is not permitted by applicable law or SEC policy; and

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if any holder of outstanding notes to be registered notifies us prior to the 20th business day following consummation of the exchange offer that (A) such holder was prohibited by law or SEC policy from participating in the exchange offer, (B) such holder may not resell the exchange notes acquired by it in the exchange offer to the public without delivering a prospectus and this prospectus is not appropriate or available for such resales by such holder or (C) such holder is a broker-dealer and holds outstanding notes to be registered acquired directly from us or one of our affiliates.

If this exchange offer registration statement (i) has not been declared effective on or before the 210th day after the issuance of the outstanding notes, (ii) we have not exchanged the exchange notes for all notes validly tendered in accordance with the terms of an exchange offer on or before the 240th day after the issuance of the outstanding notes or, if applicable, (iii) a shelf registration statement covering resales of the notes has not been declared effective or such shelf registration statement ceases to be effective at any time during the shelf registration period (subject to certain exceptions), then additional interest shall accrue on the principal amount of the notes at a rate of 0.25% per annum for the first 180-day period immediately following such date and by an additional 0.25% per annum with respect to each subsequent 90-day period, up to a maximum additional rate of 1.50% per annum thereafter, until the exchange offer is completed, the shelf registration statement is declared effective or, if such shelf registration statement ceased to be effective, again becomes effective or until the second anniversary of the original issue date of the notes, unless such period is extended, as described in the registration rights agreement.

If we fail to comply with certain obligations under the registration rights agreement, we will be required to pay special interest to holders of the outstanding notes.

If you wish to exchange your outstanding notes for exchange notes in the exchange offer, you will be required to make the following written representations:

•	you are not our affiliate within the meaning of Rule 405 of the Securities Act;

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you have no arrangement or understanding with any person to participate in a distribution (within the meaning of the Securities Act) of the exchange notes in violation of the provisions of the Securities Act;

•	you are not engaged in, and do not intend to engage in, a distribution of the exchange notes; and

•	you are acquiring the exchange notes in the ordinary course of your business.

Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where the broker-dealer acquired the outstanding notes as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See “Plan of Distribution.”

Resale of Exchange Notes

Based on interpretations by the SEC set forth in no-action letters issued to third parties, we believe that you may resell or otherwise transfer exchange notes issued in the exchange offer without complying with the registration and prospectus delivery provisions of the Securities Act if:

•	you are not our affiliate or an affiliate of any guarantor within the meaning of Rule 405 under the Securities Act;

•	you do not have an arrangement or understanding with any person to participate in a distribution of the exchange notes;

•	you are not engaged in, and do not intend to engage in, a distribution of the exchange notes; and

•	you are acquiring the exchange notes in the ordinary course of your business.

If you are our affiliate or an affiliate of any guarantor, or are engaging in, or intend to engage in, or have any arrangement or understanding with any person to participate in, a distribution of the exchange notes, or are not acquiring the exchange notes in the ordinary course of your business:

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you cannot rely on the position of the SEC set forth in Morgan Stanley & Co. Incorporated (available June 5, 1991) and Exxon Capital Holdings Corporation (available May 13, 1988), as interpreted in the SEC’s letter to Shearman & Sterling, dated July 2, 1993, or similar no-action letters; and

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in the absence of an exception from the position stated immediately above, you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the exchange notes.

This prospectus may be used for an offer to resell, resale or other transfer of exchange notes only as specifically set forth in this prospectus. With regard to broker-dealers, only broker-dealers that acquired the outstanding notes as a result of market-making activities or other trading activities may participate in the exchange offer. Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. Please read “Plan of Distribution” for more details regarding the transfer of exchange notes.

Terms of the Exchange Offer

On the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept for exchange in the exchange offer any outstanding notes that are properly tendered and not withdrawn prior to the expiration date. Outstanding notes may only be tendered in minimum denominations of $2,000 and integral multiples of $1,000 in excess of $2,000. We will issue exchange notes in principal amount identical to outstanding notes surrendered in the exchange offer.

The form and terms of the exchange notes will be substantially identical to the form and terms of the outstanding notes except the exchange notes will be registered under the Securities Act, will not bear legends restricting their transfer and will not provide for any special interest upon our failure to fulfill our obligations under the exchange and registration rights agreement to complete the exchange offer, or file, and cause to be effective, a registration statement, if required thereby, within the specified time period described above. The exchange notes will evidence the same debt as the outstanding notes. The exchange notes will be issued under and entitled to the benefits of the same indenture that authorized the issuance of the outstanding notes. Consequently, the outstanding notes and the exchange notes will be treated as a single class of debt securities under the indenture. For a description of the indenture, see “Description of the Exchange Notes.”

The exchange offer is not conditioned upon any minimum aggregate principal amount of outstanding notes being tendered for exchange.

As of the date of this prospectus, $135.0 million aggregate principal amount of the 9.75% / 10.50% Senior PIK Toggle Notes due 2016 are outstanding. This prospectus and a letter of transmittal are being sent to all registered holders of outstanding notes. There will be no fixed record date for determining registered holders of outstanding notes entitled to participate in the exchange offer. We intend to conduct the exchange offer in accordance with the provisions of the registration rights agreement, the applicable requirements of the Securities Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations of the SEC. Outstanding notes that are not tendered for exchange in the exchange offer will remain outstanding and continue to accrue interest and will be entitled to the rights and benefits the holders have under the indenture relating to the outstanding and the exchange and registration rights agreement, except for any rights under the registration rights agreement that by their terms terminate upon the consummation of the exchange offer.

We will be deemed to have accepted for exchange properly tendered outstanding notes when we have given oral or written notice of the acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders for the purposes of receiving the exchange notes from us and delivering exchange notes to holders. Subject to the terms of the exchange and registration rights agreement, we expressly reserve the right to amend or terminate the exchange offer and to refuse to accept for exchange any outstanding notes not previously accepted for exchange, upon the occurrence of any of the conditions specified below under “—Conditions to the Exchange Offer.”

If you tender your outstanding notes in the exchange offer, you will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of outstanding notes. We will pay all charges and expenses, other than certain applicable taxes described below in connection with the exchange offer. It is important that you read “—Fees and Expenses” below for more details regarding fees and expenses incurred in the exchange offer.

Expiration Date, Extensions and Amendments

As used in this prospectus, the term “expiration date” means 11:59 p.m., New York City time, on, September 7, 2011. However, if we, in our sole discretion, extend the period of time for which the exchange offer is open, the term “expiration date” will mean the latest time and date to which we shall have extended the expiration of the exchange offer.

To extend the period of time during which the exchange offer is open, we will notify the exchange agent of any extension by oral or written notice, followed by notification by press release or other public announcement to the registered holders of the outstanding notes no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

We reserve the right, in our sole discretion:

•	to delay accepting for exchange any outstanding notes (only in the case that we amend or extend the exchange offer);

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to extend the exchange offer or to terminate the exchange offer and refuse to accept outstanding notes not previously accepted if any of the conditions set forth below under “—Conditions to the Exchange Offer” have not been satisfied, by giving oral or written notice of such delay, extension or termination to the exchange agent; and

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subject to the terms of the exchange and registration rights agreement, to amend the terms of the exchange offer in any manner. In the event of a material change in the exchange offer, including the waiver of a material condition, we will extend the offer period, if necessary, so that at least five business days remain in such offer period following notice of the material change.

Any delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice to the registered holders of the outstanding notes. If we amend the exchange offer in a manner that we determine to constitute a material change, we will promptly disclose the amendment in a manner reasonably calculated to inform the holders of the outstanding notes of that amendment.

Without limiting the manner in which we may choose to make public announcements of any delay in acceptance, extension, termination or amendment of the exchange offer, we will have no obligation to publish, advertise, or otherwise communicate any public announcement, other than by making a timely release to a financial news service.

Conditions to the Exchange Offer

Despite any other term of the exchange offer, we will not be required to accept for exchange, or to issue exchange notes in exchange for, any outstanding notes and we may terminate or amend the exchange offer as provided in this prospectus prior to the expiration date if in our reasonable judgment:

•	the exchange offer or the making of any exchange by a holder violates any applicable law or interpretation of the SEC; or

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any action or proceeding has been instituted or threatened in writing in any court or by or before any governmental agency with respect to the exchange offer that, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer.

In addition, we will not be obligated to accept for exchange the outstanding notes of any holder that has not made to us:

•	the representations described under “—Purpose and Effect of the Exchange Offer,” “—Procedures for Tendering Outstanding Notes” and “Plan of Distribution”; or

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any other representations as may be reasonably necessary under applicable SEC rules, regulations or interpretations to make available to us an appropriate form for registration of the exchange notes under the Securities Act.

We expressly reserve the right at any time or at various times to extend the period of time during which the exchange offer is open. Consequently, we may delay acceptance of any outstanding notes by giving oral or written notice of such extension to their holders. We will return any outstanding notes that we do not accept for exchange for any reason without expense to their tendering holder promptly after the expiration or termination of the exchange offer.

We expressly reserve the right to amend or terminate the exchange offer and to reject for exchange any outstanding notes not previously accepted for exchange, upon the occurrence of any of the conditions of the exchange offer specified above. We will give oral or written notice of any extension, amendment, non-acceptance or termination to the holders of the outstanding notes as promptly as practicable. In the case of any extension, such notice will be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

These conditions are for our sole benefit, and we may assert them regardless of the circumstances that may give rise to them or waive them in whole or in part at any or at various times prior to the expiration date in our sole discretion. If we fail at any time to exercise any of the foregoing rights, this failure will not constitute a waiver of such rights. Each such right will be deemed an ongoing right that we may assert at any time or at various times prior to the expiration date.

In addition, we will not accept for exchange any outstanding notes tendered, and will not issue exchange notes in exchange for any such outstanding notes, if at such time any stop order is threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act of 1939 (the “TIA”).

Procedures for Tendering Outstanding Notes

To tender your outstanding notes in the exchange offer, you must comply with either of the following:

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complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal, have the signature(s) on the letter of transmittal guaranteed if required by the letter of transmittal and mail or deliver such letter of transmittal or facsimile thereof to the exchange agent at the address set forth below under “—Exchange Agent” prior to the expiration date; or

•	comply with DTC’s Automated Tender Offer Program procedures described below.

In addition, either:

•	the exchange agent must receive certificates for the outstanding notes along with the letter of transmittal prior to the expiration date;

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the exchange agent must receive a timely confirmation of book-entry transfer of the outstanding notes into the exchange agent’s account at DTC according to the procedures for book-entry transfer described below or a properly transmitted agent’s message prior to the expiration date; or

•	you must comply with the guaranteed delivery procedures described below.

Your tender, if not withdrawn prior to the expiration date, constitutes an agreement between us and you upon the terms and subject to the conditions described in this prospectus and in the letter of transmittal.

The method of delivery of outstanding notes, letter of transmittal and all other required documents to the exchange agent is at your election and risk. We recommend that instead of delivery by mail, you use an overnight or hand delivery service, properly insured. In all cases, you should allow sufficient time to assure timely delivery to the exchange agent before the expiration date. You should not send letters of transmittal or certificates representing outstanding notes to us. You may request that your broker, dealer, commercial bank, trust company or nominee effect the above transactions for you.

If you are a beneficial owner whose outstanding notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your outstanding notes, you should promptly contact the registered holder and instruct the registered holder to tender on your behalf. If you wish to tender the outstanding notes yourself, you must, prior to completing and executing the letter of transmittal and delivering your outstanding notes, either:

•	make appropriate arrangements to register ownership of the outstanding notes in your name; or

•	obtain a properly completed bond power from the registered holder of outstanding notes.

The transfer of registered ownership may take considerable time and may not be able to be completed prior to the expiration date.

Signatures on the letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by a member firm of a registered national securities exchange or of the Financial Industry Regulatory Authority, Inc., a commercial bank or trust company having an office or correspondent in the United States or another “eligible guarantor institution” within the meaning of Rule 17A(d)-15 under the Exchange Act unless the outstanding notes surrendered for exchange are tendered:

•	by a registered holder of the outstanding notes who has not completed the box entitled “Special Registration Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

•	for the account of an eligible guarantor institution.

If the letter of transmittal is signed by a person other than the registered holder of any outstanding notes listed on the outstanding notes, such outstanding notes must be endorsed or accompanied by a properly completed bond power. The bond power must be signed by the registered holder as the registered holder’s name appears on the outstanding notes, and an eligible guarantor institution must guarantee the signature on the bond power.

If the letter of transmittal, any certificates representing outstanding notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, those persons should also indicate when signing and, unless waived by us, they should also submit evidence satisfactory to us of their authority to so act.

The exchange agent and DTC have confirmed that any financial institution that is a participant in DTC’s system may use DTC’s Automated Tender Offer Program to tender outstanding notes. Participants in the program may, instead of physically completing and signing the letter of transmittal and delivering it to the exchange agent, electronically transmit their acceptance of the exchange by causing DTC to transfer the outstanding notes to the exchange agent in accordance with DTC’s Automated Tender Offer Program procedures for transfer. DTC will then send an agent’s message to the exchange agent. The term “agent’s message” means a message transmitted by DTC, received by the exchange agent and forming part of the book-entry confirmation, which states that:

•	DTC has received an express acknowledgment from a participant in its Automated Tender Offer Program that is tendering outstanding notes that are the subject of the book-entry confirmation;

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the participant has received and agrees to be bound by the terms of the letter of transmittal, or in the case of an agent’s message relating to guaranteed delivery, that such participant has received and agrees to be bound by the notice of guaranteed delivery; and

•	we may enforce that agreement against such participant. DTC is referred to herein as a “book-entry transfer facility.”

Acceptance of Exchange Notes

In all cases, we will promptly issue exchange notes for outstanding notes that we have accepted for exchange under the exchange offer only after the exchange agent timely receives:

•	outstanding notes or a timely book-entry confirmation of such outstanding notes into the exchange agent’s account at the book-entry transfer facility; and

•	a properly completed and duly executed letter of transmittal and all other required documents or a properly transmitted agent’s message.

By tendering outstanding notes pursuant to the exchange offer, you will represent to us that, among other things:

•	you are not our affiliate within the meaning of Rule 405 under the Securities Act;

•	you do not have an arrangement or understanding with any person or entity to participate in a distribution of the exchange notes; and

•	you are acquiring the exchange notes in the ordinary course of your business.

In addition, each broker-dealer that is to receive exchange notes for its own account in exchange for outstanding notes must represent that such outstanding notes were acquired by that broker-dealer as a result of market-making activities or other trading activities and must acknowledge that it will deliver a prospectus that meets the requirements of the Securities Act in connection with any resale of the exchange notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. See “Plan of Distribution.”

We will interpret the terms and conditions of the exchange offer, including the letter of transmittal and the instructions to the letter of transmittal, and will resolve all questions as to the validity, form, eligibility, including time of receipt and acceptance of outstanding notes tendered for exchange. Our determinations in this regard will be final and binding on all parties. We reserve the absolute right to reject any and all tenders of any particular outstanding notes not properly tendered or to not accept any particular outstanding notes if the acceptance might, in its or its counsel’s judgment, be unlawful. We also reserve the absolute right to waive any defects or irregularities as to any particular outstanding notes prior to the expiration date.

Unless waived, any defects or irregularities in connection with tenders of outstanding notes for exchange must be cured within such reasonable period of time as we determine. Neither we, the exchange agent nor any other person will be under any duty to give notification of any defect or irregularity with respect to any tender of outstanding notes for exchange, nor will any of them incur any liability for any failure to give notification. Any outstanding notes received by the exchange agent that are not properly tendered and as to which the irregularities have not been cured or waived will be returned by the exchange agent to the tendering holder, unless otherwise provided in the letter of transmittal, promptly after the expiration date.

Book-Entry Delivery Procedures

Promptly after the date of this prospectus, the exchange agent will establish an account with respect to the outstanding notes at DTC and, as the book-entry transfer facility, for purposes of the exchange offer. Any financial institution that is a participant in the book-entry transfer facility’s system may make book-entry delivery of the outstanding notes by causing the book-entry transfer facility to transfer those outstanding notes into the exchange agent’s account at the facility in accordance with the facility’s procedures for such transfer. To be timely, book-entry delivery of outstanding notes requires receipt of a confirmation of a book-entry transfer, a “book-entry confirmation,” prior to the expiration date. In addition, although delivery of outstanding notes may be effected through book-entry transfer into the exchange agent’s account at the book-entry transfer facility, the letter of transmittal or a manually signed facsimile thereof, together with any required signature guarantees and any other required documents, or an “agent’s message,” as defined below, in connection with a book-entry transfer, must, in any case, be delivered or transmitted to and received by the exchange agent at its address set forth on the cover page of the letter of transmittal prior to the expiration date to receive exchange notes for tendered outstanding notes, or the guaranteed delivery procedure described below must be complied with. Tender will not be deemed made until such documents are received by the exchange agent. Delivery of documents to the book-entry transfer facility does not constitute delivery to the exchange agent.

Holders of outstanding notes who are unable to deliver confirmation of the book-entry tender of their outstanding notes into the exchange agent’s account at the book-entry transfer facility or all other documents required by the letter of transmittal to the exchange agent on or prior to the expiration date must tender their outstanding notes according to the guaranteed delivery procedures described below.

Guaranteed Delivery Procedures

If you wish to tender your outstanding notes but your outstanding notes are not immediately available or you cannot deliver your outstanding notes, the letter of transmittal or any other required documents to the exchange agent or comply with the procedures under DTC’s Automatic Tender Offer Program in the case of outstanding notes, prior to the expiration date, you may still tender if:

•	the tender is made through an eligible guarantor institution;

•

prior to the expiration date, the exchange agent receives from such eligible guarantor institution either a properly completed and duly executed notice of guaranteed delivery, by facsimile transmission, mail, or hand delivery or a properly transmitted agent’s message and notice of guaranteed delivery, that (1) sets forth your name and address, the certificate number(s) of such outstanding notes and the principal amount of outstanding notes tendered; (2) states that the tender is being made thereby; and (3) guarantees that, within three New York Stock Exchange trading days after the expiration date, the letter of transmittal, or facsimile thereof, together with the outstanding notes or a book-entry confirmation, and any other documents required by the letter of transmittal, will be deposited by the eligible guarantor institution with the exchange agent; and

•

the exchange agent receives the properly completed and executed letter of transmittal or facsimile thereof, as well as certificate(s) representing all tendered outstanding notes in proper form for transfer or a book-entry confirmation of transfer of the outstanding notes into the exchange agent’s account at DTC and all other documents required by the letter of transmittal within three New York Stock Exchange trading days after the expiration date.

Upon request, the exchange agent will send to you a notice of guaranteed delivery if you wish to tender your outstanding notes according to the guaranteed delivery procedures.

Withdrawal Rights

Except as otherwise provided in this prospectus, you may withdraw your tender of outstanding notes at any time prior to 11:59 p.m., New York City time, on the expiration date.

For a withdrawal to be effective:

•	the exchange agent must receive a written notice, which may be by telegram, telex, facsimile or letter, of withdrawal at its address set forth below under “—Exchange Agent”; or

•	you must comply with the appropriate procedures of DTC’s Automated Tender Offer Program system.

Any notice of withdrawal must:

•	specify the name of the person who tendered the outstanding notes to be withdrawn;

•	identify the outstanding notes to be withdrawn, including the certificate numbers and principal amount of the outstanding notes; and

•	where certificates for outstanding notes have been transmitted, specify the name in which such outstanding notes were registered, if different from that of the withdrawing holder.

If certificates for outstanding notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of such certificates, you must also submit:

•	the serial numbers of the particular certificates to be withdrawn; and

•	a signed notice of withdrawal with signatures guaranteed by an eligible institution unless you are an eligible guarantor institution.

If outstanding notes have been tendered pursuant to the procedures for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn outstanding notes and otherwise comply with the procedures of the facility. We will determine all questions as to the validity, form and eligibility, including time of receipt of notices of withdrawal, and our determination will be final and binding on all parties. Any outstanding notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any outstanding notes that have been tendered for exchange but that are not exchanged for any reason will be returned to their holder, without cost to the holder, or, in the case of book-entry transfer, the outstanding notes will be credited to an account at the book-entry transfer facility, promptly after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn outstanding notes may be retendered by following the procedures described under “—Procedures for Tendering Outstanding Notes” above at any time on or prior to the expiration date.

Exchange Agent

Wilmington Trust, National Association has been appointed as the exchange agent for the exchange offers. You should direct all executed letters of transmittal and all questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery to the exchange agent addressed as follows:

By Registered or Certified Mail:	By Regular Mail:	By Overnight Courier or Hand Delivery:
Wilmington Trust, National Association c/o Wilmington Trust Company Rodney Square North 1100 North Market Street Wilmington, DE 19890-1626 Attn: Sam Hamed Telephone: (302) 636-6181	Wilmington Trust, National Association c/o Wilmington Trust Company Rodney Square North 1100 North Market Street Wilmington, DE 19890-1626 Attn: Sam Hamed Telephone: (302) 636-6181	Wilmington Trust, National Association c/o Wilmington Trust Company Rodney Square North 1100 North Market Street Wilmington, DE 19890-1626 Attn: Sam Hamed Telephone: (302) 636-6181
By Facsimile Transmission (eligible institutions only):
(302) 636-4139, Attention: Sam Hamed
Telephone Inquiries: (302) 636-6181

If you deliver the letter of transmittal to an address other than the one set forth above or transmit instructions via facsimile to a number other than the one set forth above, that delivery or those instructions will not be effective.

Fees and Expenses

The registration rights agreement provides that we will bear all expenses in connection with the performance of our obligations relating to the registration of the exchange notes and the conduct of the exchange offer. These expenses include registration and filing fees, accounting and legal fees and printing costs, among others. We will pay the exchange agent reasonable and customary fees for its services and reasonable out-of-pocket expenses. We will also reimburse brokerage houses and other custodians, nominees and fiduciaries for customary mailing and handling expenses incurred by them in forwarding this prospectus and related documents to their clients that are holders of outstanding notes and for handling or tendering for such clients.

We have not retained any dealer-manager in connection with the exchange offer and will not pay any fee or commission to any broker, dealer, nominee or other person, other than the exchange agent, for soliciting tenders of outstanding notes pursuant to the exchange offer.

Accounting Treatment

We will record the exchange notes in our accounting records at the same carrying value as the outstanding notes, which is the aggregate principal amount as reflected in our accounting records on the date of exchange. Accordingly, we will not recognize any gain or loss for accounting purposes upon the consummation of the exchange offer. We will record the expenses of the exchange offer as incurred.

Transfer Taxes

We will pay all transfer taxes, if any, applicable to the exchange of outstanding notes under the exchange offer. The tendering holder, however, will be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if:

•

certificates representing outstanding notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of outstanding notes tendered;

•	tendered outstanding notes are registered in the name of any person other than the person signing the letter of transmittal; or

•	a transfer tax is imposed for any reason other than the exchange of outstanding notes under the exchange offer.

If satisfactory evidence of payment of such taxes is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed to that tendering holder.

Holders who tender their outstanding notes for exchange will not be required to pay any transfer taxes. However, holders who instruct us to register exchange notes in the name of, or request that outstanding notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be required to pay any applicable transfer tax.

Consequences of Failure to Exchange

If you do not exchange your outstanding notes for exchange notes under the exchange offer, your outstanding notes will remain subject to the restrictions on transfer of such outstanding notes:

•

as set forth in the legend printed on the outstanding notes as a consequence of the issuance of the outstanding notes pursuant to the exemption from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws; and

•	as otherwise set forth in the prospectus distributed in connection with the private offering of the outstanding notes.

In general, you may not offer or sell your outstanding notes unless they are registered under the Securities Act or if the offer or sale is exempt from registration under the Securities Act and applicable state securities laws. Except as required by the exchange and registration rights agreement, we do not intend to register resales of the outstanding notes under the Securities Act.

Other

Participating in the exchange offer is voluntary, and you should carefully consider whether to accept. You are urged to consult your financial and tax advisors in making your own decision on what action to take.

We may in the future seek to acquire untendered outstanding notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. We have no present plans to acquire any outstanding notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any untendered outstanding notes.

DESCRIPTION OF THE EXCHANGE NOTES

In this “Description of the Exchange Notes,” the terms “Issuer,” “us,” “we” and “our” refer only to American Renal Associates Holdings, Inc. and not to any of its Subsidiaries.

The outstanding notes were issued under an Indenture, dated as of March 4, 2011 (the “Indenture”), by and between the Issuer and Wilmington Trust, a national banking association, as trustee (the “Trustee”). The exchange notes will also be issued under the Indenture. The terms of the exchange notes will include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”). The outstanding notes, the exchange notes and any Additional Notes issued under the Indenture (referred to in this description collectively as the “Notes”), will be treated as a single class of debt securities under the Indenture, including for purposes of determining whether the required percentage of holders have given their approval for consent to an amendment or waiver or joined in directing the Trustee to take certain actions on behalf of all of the Holders.

The following description is a summary of the material provisions of the Indenture, but it does not restate the Indenture in its entirety and is qualified in its entirety by reference to the full text of the Indenture. We urge you to read the Indenture because the Indenture, and not this description, defines your rights as Holders of the Notes. The Indenture is incorporated by reference into this prospectus and is available from us upon request. Please see “—Additional Information.”

You can find the definitions of certain terms used in this description under the subheading “—Certain Definitions.” Certain defined terms used in this description but not defined below under “—Certain Definitions” have the respective meanings assigned to them in the Indenture.

The registered Holder of a Note will be treated as the owner of it for all purposes. Only registered Holders will have rights under the Indenture.

Brief Description of the Exchange Notes

The exchange notes:

•	will be general unsecured senior obligations of the Issuer;

•	will be structurally subordinated to all Indebtedness and other liabilities (including trade payables) of the Issuer’s Subsidiaries;

•	will rank equally in right of payment with any future senior Indebtedness of the Issuer; and

•	will be senior in right of payment to any future obligations of the Issuer that are expressly subordinated in right of payment to the exchange notes.

Holders of exchange notes will be creditors only of the Issuer, and not of our Subsidiaries. In the event of a bankruptcy, liquidation or reorganization of any of the Subsidiaries, the Subsidiaries will pay the holders of their debt, including their trade creditors, secured creditors and creditors holding indebtedness or guarantees issued by those Subsidiaries, before such Subsidiaries will be able to distribute any of their assets to us. As a result, all of the existing and future liabilities of our Subsidiaries, including any claims of trade creditors, will be effectively senior to the Notes.

Holdings Company Structure

The Issuer is a holding company for our Subsidiaries and joint venture subsidiaries that operate the clinics. Subsidiaries account for substantially all of our consolidated revenues, cash flows and assets. As of March 31, 2011, the Issuer and its subsidiaries had approximately $391.6 million of total liabilities and potential obligations to purchase at the appraised fair value the noncontrolling interests held by third parties and an additional

$25 million available to be borrowed under the ARH Revolving Credit Facility. Our Subsidiaries have other contingent liabilities that may be significant. Although the Indenture contains limitations on the amount of additional Indebtedness that we and the Restricted Subsidiaries may incur, the amounts of this Indebtedness could be substantial. In addition, because the Indenture does not materially limit our ability to purchase equity interests of Strategic Investors in our Qualified Restricted Subsidiaries, the holders of those interests may have the ability to obtain a return on their investment senior to the Holders of the Notes. Our ability to service our debt, including the Notes, is dependent upon the earnings of our Subsidiaries and their ability to distribute those earnings to us. See “Risk Factors—Risks Related to the Notes—The notes will be structurally subordinated to all indebtedness and liabilities of our subsidiaries.”

Under the circumstances described below under the caption “—Certain Covenants—Designation of Restricted and Unrestricted Subsidiaries,” we will be permitted to designate certain of our Subsidiaries as “Unrestricted Subsidiaries.” Our Unrestricted Subsidiaries will not be subject to many of the restrictive covenants in the Indenture. We currently have no Unrestricted Subsidiaries.

Principal, Maturity and Interest

We will issue up to $135,000,000 aggregate principal amount of the exchange notes in exchange for the outstanding notes in this exchange offer. We may also issue additional notes (other than PIK Notes, as defined below) under the Indenture (the “Additional Notes”), subject to the limitations described below under the covenant described under the heading “—Certain Covenants—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.” In addition, in connection with the payment of PIK Interest (as defined below) in respect of the Notes, we are entitled, without the consent of the Holder thereof (and without regard to any restriction or limitations set forth under the covenant described under the heading “—Certain Covenants—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”), to increase the outstanding principal amount of the Notes or to issue additional notes (the “PIK Notes”) under the Indenture on the same terms and conditions as the Notes (in each case, a “PIK Payment”). Any Additional Notes that are not fungible with the exchange notes for U.S. federal income tax purposes will have a different CUSIP number.

Interest on the Notes will be payable semi-annually in arrears as set forth below on March 1 and September 1 of each year, commencing on September 1, 2011. Interest will be payable, at the election of the Issuer (made by delivering a notice to the Trustee not later than 10 business days prior to the beginning of each such interest period), (1) entirely in cash (“Cash Interest”), (2) by increasing the principal amount of the outstanding Notes or by issuing additional PIK Notes (“PIK Interest”) or (3) 50% as Cash Interest and 50% as PIK Interest. We will make each interest payment to the Holders of record of the Notes on the immediately preceding February 15 and August 15, respectively. Interest on the exchange notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid.

In the absence of an interest payment election made by the Issuer as set forth above, interest on the Notes will be payable in the manner described in clause (2) of the preceding paragraph. Notwithstanding anything to the contrary, the payment of accrued interest in connection with any redemption or purchase of the Notes, as described under “—Redemption—Optional Redemption,” “—Redemption—Mandatory Redemption Upon Certain Equity Issuances,” “—Repurchase at the Option of Holders—Change of Control,” “—Repurchase at the Option of Holders—Asset Sales” “—Repurchase at the Option of Holders—Intercompany Loan Refinancing” shall be made solely in cash.

For interest payments on the Notes that the Issuer elects to pay as Cash Interest, Cash Interest will accrue at a rate equal to 9.75% per annum. For interest payments on the Notes that the Company elects to pay as PIK Interest, PIK Interest will accrue on the Notes at a rate per annum equal to 10.50% per annum. At all times, PIK Interest on the Notes will be payable (x) with respect to Notes represented by one or more global notes registered in the name of, or held by, The Depository Trust Company (“DTC”) or its nominee on the relevant record date, by increasing the principal amount of the outstanding global note by an amount equal to the amount of PIK

Interest for the applicable interest period (rounded down to the nearest whole dollar) as provided in writing by the Issuer to the Trustee and (y) with respect to Notes represented by certificated notes, by issuing PIK Notes in certificated form in an aggregate principal amount equal to the amount of PIK Interest for the applicable interest period (rounded down to the nearest whole dollar), and the Trustee will, upon receipt of an Issuer order, authenticate and deliver such PIK Notes in certificated form for original issuance to the Holders on the relevant record date, as shown by the records of the register of Holders. Following an increase in the principal amount of the outstanding global notes as a result of a PIK Payment, the Notes will bear interest on such increased principal amount from and after the date of such PIK Payment. Any PIK Notes issued in certificated form will be dated as of the applicable interest payment date and will bear interest from and after such date. All Notes issued pursuant to a PIK Payment will mature on March 1, 2016 and will be governed by, and subject to the terms, provisions and conditions of, the Indenture and shall have the same rights and benefits as outstanding Notes. Any certificated PIK Notes will be issued with the description “PIK” on the face of such PIK Note.

The Notes will mature on March 1, 2016. The Issuer will pay the first interest payment in PIK Interest.

Interest will be calculated based on a 360 day year consisting of 12 months of 30 days.

Principal of and premium, if any, and interest on the Notes will be payable, and the Notes will be transferable, at the office or agency of the Issuer maintained for such purposes, which, initially, will be the corporate trust office of the Trustee or an agent thereof; provided, however, that payment of interest may be made at the option of the Issuer by check mailed to the Person entitled thereto as shown on the security register. Subject to the issuance of PIK Notes as described herein, the Notes will be issued only in fully registered form without coupons, in denominations of $2,000 and any integral multiple of $1,000 in excess thereof. PIK Payments will be made in PIK Note denominations of $1.00 and any integral multiple in excess of $1.00 thereof. No service charge will be made for any registration of transfer, exchange or redemption of Notes, except in certain circumstances for any tax or other governmental charge that may be imposed in connection therewith.

The ARH Revolving Credit Facility does not allow any dividend or distribution to any direct or indirect parent of ARH to make any payments on the Notes. Therefore, absent an amendment or refinancing of the ARH Revolving Credit Facility, all of the interest in the Notes will be paid as PIK Interest. See “Description of Other Indebtedness.”

Methods of Receiving Payments on the Notes

Principal of, premium, if any, and interest and Additional Interest, if any, on the Notes will be payable, and the Notes may be exchanged or transferred, at the office or agency of the Issuer (which initially will be an office of an Affiliate of the Trustee); provided, however, payment of interest and Additional Interest, if any, may, at the option of the Issuer, be made by check mailed to the address of the Holders as such address appears in the register of Holders, and in addition, if a Holder of at least $1.0 million in aggregate principal amount of Notes has given wire transfer instructions to us prior to the record date for a payment, the Issuer will make such payment of principal of, premium, if any, and interest and Additional Interest, if any, on such Holder’s Notes in accordance with those instructions. Payment of principal of, premium, if any, and interest and Additional Interest on, Notes in global form registered in the name of or held by DTC or any successor depositary or its nominee will be made by wire transfer of immediately available funds to such depositary or its nominee, as the case may be, as the registered holder of such global note.

Paying Agent and Registrar for the Notes

The Trustee will initially act as paying agent and registrar. The Issuer may change the paying agent or registrar without prior notice to the Holders of the Notes, and the Issuer may act as paying agent or registrar.

Transfer and Exchange

A Holder may transfer or exchange Notes in accordance with the provisions of the Indenture. The registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents in connection with a transfer of Notes. No service charge will be made for any registration of transfer or exchange of Notes, but the Issuer may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection therewith. The Issuer will not be required to transfer or exchange any note selected for redemption. Also, the Issuer will not be required to transfer or exchange any note during a period beginning at the opening of business on a Business Day 15 days before the mailing of a notice of redemption of Notes and ending on the close of business on day of such mailing.

Redemption

Optional Redemption

On or after March 1, 2013, the Issuer may, on one or more occasions, redeem all or any portion of the Notes, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and Additional Interest, if any, on the Notes to be redeemed, to, but not including, the applicable redemption date, if redeemed during the twelve-month period beginning on March 1 of the years indicated below, subject to the rights of Holders of Notes on the relevant record date to receive interest on the relevant interest payment date:

Year	Percentage
2013	105.000%
2014	102.500%
2015 and thereafter	100.000%

Before March 1, 2013, the Issuer may, on one or more occasions, redeem all or any portion of the Notes, at a redemption price equal to 100% of the principal amount thereof plus the Applicable Premium as of, and accrued and unpaid interest and Additional Interest, if any, to, the date of redemption (a “Make-Whole Redemption Date”).

“Applicable Premium” means, with respect to any Note on any Make-Whole Redemption Date, the greater of (i) 1.0% of the principal amount of such Note and (ii) the excess of (A) the present value at such Make-Whole Redemption Date of (1) the redemption price of such Note at March 1, 2013 as set forth in the table above (exclusive of accrued interest), plus (2) all scheduled interest payments due on such Note from the Make-Whole Redemption Date through March 1, 2013, computed using a discount rate equal to the Treasury Rate at such Make-Whole Redemption Date, plus 50 basis points over (B) the principal amount of such Note.

“Treasury Rate” means, with respect to any Make-Whole Redemption Date, the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15(519) that has become publicly available at least two business days prior to such Make-Whole Redemption Date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from such Make-Whole Redemption Date to March 1, 2013; provided, however, that if the period from such Make-Whole Redemption Date to March 1, 2013 is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the period from such Make-Whole Redemption Date to March 1, 2013 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

Unless the Issuer defaults in the payment of the redemption price, interest and Additional Interest, if any, will cease to accrue on the Notes or portions thereof called for redemption on the applicable redemption date.

The Issuer or any of its Restricted Subsidiaries may acquire Notes by means other than a redemption, whether pursuant to a tender offer, open market purchase, privately negotiated purchase or otherwise, so long as the acquisition does not otherwise violate the terms of the Indenture.

Mandatory Redemption Upon Certain Equity Issuances

The Issuer will be required to redeem the maximum principal amount of notes that is in minimum denominations of $2,000 and an integral multiple of $1,000 in excess thereof (or if a PIK Payment has been made, in minimum denominations of $1.00 and any integral multiple of $1.00 in excess thereof) that may be redeemed out of any Qualified Equity Issuance Net Proceeds at a price in cash (A) in an amount equal to, prior to March 1, 2013, 105.00% of the principal amount thereof and (B) thereafter, in an amount equal to the redemption price applicable to such Notes on the date on which notice of such redemption is given as set forth above under the caption “—Redemption—Optional Redemption,” in each case, plus accrued and unpaid interest and Additional Interest, if any to, but not including, the date fixed for the closing of such redemption, in accordance with the procedures set forth in the Indenture. Not later than 90 days following the receipt of the Qualified Equity Issuance Net Proceeds from any Qualified Equity Issuance, the Issuer will mail a notice of redemption to each Holder with a copy to the Trustee (such redemption, a “Qualified Equity Issuance Redemption”) stating:

(1)

that a Qualified Equity Issuance has occurred, the amount of Qualified Equity Issuance Net Proceeds received by the Issuer, and that the Issuer will redeem such Holder’s notes or a portion thereof, as discussed below, at a purchase price in cash in an amount equal to, as applicable, 105.00% of the principal amount or the redemption price applicable to such Notes on the date on which the notice of such redemption is given as set forth above under the caption “—Redemption—Optional Redemption,” in each case, plus accrued and unpaid interest thereon and Additional Interest thereon, if any, to the date of redemption (subject to the right of Holders of record on a record date to receive interest on the relevant interest payment date);

(2)

the circumstances and relevant facts regarding such Qualified Equity Issuance, and the maximum principal amount of Notes that may be redeemed by the Issuer in the Qualified Equity Issuance Redemption; and

(3)	the redemption date (which shall be no earlier than 30 days nor later than 90 days from the date such notice is mailed).

Notice of a Qualified Equity Issuance Redemption may be delivered in advance of a Qualified Equity Issuance, conditional upon such Qualified Equity Issuance, if a definitive agreement is in place for the Qualified Equity Issuance at the time of delivery of the notice of such Qualified Equity Issuance Redemption.

Except as provided above, the Issuer is not required to make mandatory redemption or sinking fund payments with respect to the Notes.

Selection and Notice

If less than all of the Notes are to be redeemed at any time, the Trustee will select Notes for redemption on a pro rata basis (subject to DTC’s procedures) unless otherwise required by law, the Depositary or applicable stock exchange requirements; provided, however, that no Notes in an unauthorized denomination will be redeemed in part.

No Notes of $2,000 or less can be redeemed in part (or if a PIK Payment has been made, in minimum denominations of $1.00 and any integral multiple of $1.00 in excess thereof). Notices of redemption will be mailed by first class mail not less than 30 but not more than 60 days before the redemption date to each Holder of Notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the Notes or a satisfaction and discharge of the Indenture. Notices of redemption may be conditional.

If any Note is to be redeemed in part only, the notice of redemption that relates to that Note will state the portion of the principal amount of that Note that is to be redeemed. A new Note in principal amount equal to the unredeemed portion of the original Note will be issued in the name of the Holder of Notes upon cancellation of the original Note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest and Additional Interest will cease to accrue on Notes or portions of Notes called for redemption.

Guarantees

The Notes are not guaranteed by any of the Issuer’s Subsidiaries, except under circumstances described under “—Future Guarantors.” As of the Issuer Date, the Issuer has no Indebtedness other than the Notes.

Repurchase at the Option of Holders

Change of Control

If a Change of Control occurs, each Holder of Notes will have the right to require the Issuer to repurchase all or any part (equal to $2,000 or an integral multiple of $1,000 in excess thereof (or if a PIK Payment has been made, in minimum denominations of $1.00 and any integral multiple of $1.00 in excess thereof in respect of PIK Notes)) of that Holder’s Notes pursuant to a Change of Control Offer on the terms set forth in the Indenture. In the Change of Control Offer, the Issuer will offer a change of control payment (the “Change of Control Payment”) in cash equal to 101% of the aggregate principal amount of Notes purchased plus accrued and unpaid interest and Additional Interest, if any, on the Notes repurchased to the date of purchase, subject to the rights of Holders of Notes on the relevant record date to receive interest due on the relevant interest payment date. Within 30 days following any Change of Control, the Issuer will mail a notice to each Holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase Notes on the date specified in the notice (the “Change of Control Payment Date”), which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the Indenture and described in such notice. The Issuer will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the Indenture, the Issuer will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the Indenture by virtue of such compliance.

On the Change of Control Payment Date, the Issuer will, to the extent lawful:

(1) accept for payment all Notes or portions of Notes properly tendered pursuant to the Change of Control Offer;

(2) deposit with the paying agent an amount equal to the Change of Control Payment in respect of all Notes or portions of Notes properly tendered; and

(3) deliver or cause to be delivered to the Trustee the Notes properly accepted together with an Officers’ Certificate stating the aggregate principal amount of Notes or portions of Notes being purchased by the Issuer.

The paying agent will promptly mail to each Holder of Notes properly tendered the Change of Control Payment for such Notes, and the Trustee will, upon its receipt of an Issuer order, promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any. The Issuer will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

The provisions described above that require the Issuer to make a Change of Control Offer following a Change of Control will be applicable whether or not any other provisions of the Indenture are applicable. Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the Holders of the Notes to require that the Issuer repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction.

The Issuer will not be required to make a Change of Control Offer upon a Change of Control if (1) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Issuer and purchases all Notes properly tendered and not withdrawn under the Change of Control Offer or (2) notice of redemption has been given pursuant to the Indenture as described above under the caption “—Redemption—Optional Redemption,” unless and until there is a default in payment of the applicable redemption price. Notwithstanding anything to the contrary herein, a Change of Control Offer may be made in advance of a Change of Control, conditional upon such Change of Control, if a definitive agreement is in place for the Change of Control at the time of making of the Change of Control Offer.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of the Issuer and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a Holder of Notes to require the Issuer to repurchase its Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of the Issuer and its Subsidiaries taken as a whole to another Person or group may be uncertain.

Asset Sales

The Issuer will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1) the Issuer (or the Restricted Subsidiary, as the case may be) receives consideration at the time of the Asset Sale at least equal to the Fair Market Value of the assets or Equity Interests issued or sold or otherwise disposed of; and

(2) at least 75% of the consideration received in the Asset Sale by the Issuer or such Restricted Subsidiary is in the form of cash. For purposes of this paragraph (2), each of the following will be deemed to be cash:

(a) Cash Equivalents;

(b) any liabilities (as shown on the Issuer’s most recent consolidated balance sheet) of the Issuer or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the Notes) that are assumed by the transferee of any such assets pursuant to an agreement that releases the Issuer or such Restricted Subsidiary from further liability;

(c) any securities, notes or other obligations received by the Issuer or any such Restricted Subsidiary from such transferee that are converted by the Issuer or such Restricted Subsidiary into cash within 180 days of receipt, to the extent of the cash received in that conversion;

(d)(i) any Designated Noncash Consideration received by the Issuer or a Restricted Subsidiary; provided, however, that (x) any such Designated Noncash Consideration that is converted into Cash Equivalents shall be treated as Net Proceeds in the manner set forth below and (y) in the event such Designated Noncash Consideration is an Investment, such Designated Noncash Consideration shall reduce amounts available under clause (16) of the definition of “Permitted Investments,” as determined by the Issuer, and (ii) any Designated Noncash Consideration the Fair Market Value of which, when taken together with all other Designated Noncash Consideration received pursuant to this clause

(ii) (and not subsequently converted into Cash Equivalents that are treated as Net Proceeds of an Asset Sale), does not exceed the greater of $15.0 million and 3% of Total Assets at the time of receipt since the Issue Date, with the Fair Market Value of each item of Designated Noncash Consideration being measured at the time received and without giving effect to subsequent changes in value; and

(e) any Capital Stock, Investments or assets permitted by clause (2) or (4) of the next paragraph.

Within 365 days after the receipt of any Net Proceeds from an Asset Sale the Issuer (or the applicable Restricted Subsidiary, as the case may be) may apply such Net Proceeds at its option:

(1) to repay, prepay or otherwise discharge any (x) Indebtedness of any Restricted Subsidiary of the Issuer or (y) secured Indebtedness of the Issuer; provided that, in either case, if such Indebtedness is revolving credit Indebtedness, the Issuer shall effect a corresponding reduction of commitment with respect thereto; provided that, with respect to any Indebtedness of any Restricted Subsidiary that is not prepayable or redeemable at the option of such Restricted Subsidiary at par, if an offer to purchase such Indebtedness of any Restricted Subsidiaries is made in accordance with the terms of such Indebtedness, the obligation to permanently reduce Indebtedness of a Restricted Subsidiary will be deemed to be satisfied to the extent of the amount of the offer that is not at such time permitted to be dividended by the Issuer’s Restricted Subsidiaries to the Issuer, whether or not accepted in such offer by the holders of such Indebtedness, and the amount of Net Proceeds from such Asset Sale will be deemed to be reduced by such amount;

(2) to (x) acquire Capital Stock of a Person primarily engaged in a Permitted Business, if, after giving effect thereto, such Person is or becomes a Restricted Subsidiary or a Qualified Restricted Subsidiary of the Issuer or (y) make Investments pursuant to clause (16) of the definition of “Permitted Investments”;

(3) to make capital expenditures; or

(4) to acquire assets (other than Indebtedness and Capital Stock) to be used by the Issuer or the applicable Restricted Subsidiary in a Permitted Business;

provided that (i) the requirements of clauses (2) through (4) above shall be deemed to be satisfied if an agreement (including a lease, whether a capital lease or an operating lease) committing to make the acquisitions or expenditures referred to in any of clauses (2) through (4) above is entered into by the Issuer or the applicable Restricted Subsidiary within 365 days after the receipt of such Net Proceeds with the good faith expectation that such Net Proceeds will be applied to satisfy such commitment in accordance with such agreement within 180 days of such commitment and if such Net Proceeds are not so applied within such 180-day period, then such Net Proceeds shall constitute Excess Proceeds (as defined below), and (ii) the requirement of clause (2)(x) shall be deemed to be satisfied with respect to any Net Proceeds from the sale or issuance of Equity Interests of a Qualified Restricted Subsidiary to the extent an amount equal to such Net Proceeds was used as described in clause (2)(x) within 365 days prior to the receipt of such Net Proceeds.

Pending the final application of any Net Proceeds, the Issuer may temporarily reduce revolving credit borrowings or otherwise invest the Net Proceeds in any manner that is not prohibited by the Indenture.

Any Net Proceeds from Asset Sales that are not applied or invested as provided in the third paragraph of this covenant will constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $10.0 million (or if less, at the Issuer’s option, provided not less than $5.0 million), within ten business days thereof, the Issuer will make an Asset Sale Offer to all holders of Obligations and all holders of other Indebtedness that ranks pari passu in right of payment with the Notes (“Pari Passu Debt”) containing provisions similar to those set forth in this Indenture with respect to offers to purchase or redeem with the proceeds of sales of assets.

The offer price in any Asset Sale Offer will be equal to 100% of the principal amount plus accrued and unpaid interest and Additional Interest, if any, to the date of purchase, and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, the Issuer may use those Excess Proceeds for any purpose not otherwise prohibited by the Indenture. If the aggregate principal amount of the Notes and Pari Passu

Debt tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the Trustee will select the Notes to be purchased, and the representative(s) for the holders of Pari Passu Debt shall select such Pari Passu Debt to be purchased and prepaid, on a pro rata basis; provided, however, adjustments are made so that no Notes or Pari Passu Debt in an unauthorized denomination is repurchased in part. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

The Issuer will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the Indenture, the Issuer will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the Indenture by virtue of such compliance.

The Credit Agreement provides that certain change of control or asset sale events with respect to the Issuer or repurchases of or other prepayments in respect of the Notes would constitute a default under the Credit Agreement. Any future credit agreements or other agreements relating to Indebtedness to which the Issuer becomes a party may contain similar restrictions and provisions. In the event a Change of Control or Asset Sale occurs at a time when the Issuer is prohibited from purchasing Notes, the Issuer could seek the consent of its senior lenders to the purchase of Notes or could attempt to refinance the borrowings that contain such prohibition. If the Issuer does not obtain such a consent or repay such borrowings, the Issuer will remain prohibited from purchasing Notes. In such case, the Issuer’s failure to purchase tendered Notes would constitute an Event of Default under the Indenture which would, in turn, constitute a default under the Credit Agreement and other agreements governing the Issuer’s Indebtedness.

Intercompany Loan Refinancing

Subject to the following proviso, promptly following receipt of Net Proceeds from any Intercompany Loan Refinancing, the Issuer shall, to the extent thereof:

(1) repay, prepay or otherwise discharge any (x) Indebtedness of any Restricted Subsidiary of the Issuer or (y) secured Indebtedness of the Issuer; provided that, in either case, if such Indebtedness is revolving credit Indebtedness, the Issuer shall effect a corresponding reduction of commitment with respect thereto; provided that, with respect to any Indebtedness of any Restricted Subsidiary that is not prepayable or redeemable at the option of such Restricted Subsidiary at par, if an offer to purchase such Indebtedness of any Restricted Subsidiaries is made in accordance with the terms of such Indebtedness, the obligation to permanently reduce Indebtedness of a Restricted Subsidiary will be deemed to be satisfied to the extent of the amount of the offer that is not at such time permitted to be dividended by the Issuer’s Restricted Subsidiaries to the Issuer, whether or not accepted in such offer by the holders of such Indebtedness, and the amount of Net Proceeds from such Intercompany Loan Refinancing will be deemed to be reduced by such amount; or

(2) make an offer to purchase the Notes at a price in cash equal to 100% of the principal amount thereof, plus accrued and unpaid interest and Additional Interest, if any, to the date of purchase and if applicable, to make an offer to purchase or prepay to the holders of Pari Passu Debt that by its terms requires the Issuer to make an offer to purchase or prepay such Pari Passu Debt upon an Intercompany Loan Refinancing (the “Intercompany Loan Refinancing Offer”), and to purchase or prepay such Pari Passu Debt on a pro rata basis with the Notes;

provided that the Issuer is not required to repay, prepay or discharge Indebtedness or make an offer to purchase Notes pursuant to clauses (1) and/or (2) above until the aggregate amount of proceeds received from one or more Intercompany Loan Refinancings (“Proceeds Amount”) exceeds $4.0 million.

Pending the final application of any such proceeds, the Issuer may temporarily reduce revolving credit borrowings or otherwise invest such proceeds in any manner that is not prohibited by the Indenture. If any such proceeds remain after consummation of the offer(s), as applicable, referred to above, the Issuer may use those proceeds for any purposes not prohibited by the Indenture and the Proceeds Amount shall be reset at zero.

Agreements relating to Indebtedness to which the Issuer becomes a party in the future may contain restrictions on the Issuer’s ability to purchase Notes. In the event an Intercompany Loan Refinancing occurs at a time when the Issuer is prohibited from purchasing Notes, the Issuer could seek the consent of its senior lenders to the purchase of Notes or could attempt to refinance the borrowings that contain such prohibition. If the Issuer does not obtain such a consent or repay such borrowings, the Issuer will remain prohibited from purchasing Notes. In such case, the Issuer’s failure to purchase tendered Notes would constitute an Event of Default under the Indenture which would, in turn, constitute a default under the Credit Agreement and other agreements governing the Issuer’s Indebtedness.

The Issuer will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws or regulations are applicable in connection with the purchase of Notes pursuant to an Intercompany Loan Refinancing Offer. To the extent that the provisions of any applicable securities laws or regulations conflict with the Intercompany Loan Refinancing Offer provisions of the Indenture, the Issuer will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the Intercompany Loan Refinancing Offer provisions of the Indenture by virtue of such compliance.

The Issuer may not have the funds to purchase the notes upon a Change of Control. Even if the Issuer had the funds to purchase the Notes pursuant to a Change of Control, an Asset Sale Offer or Intercompany Loan Refinancing Offer, it may be prohibited from doing so by the terms of its Indebtedness. In the case of a Change of Control, the Issuer’s failure to purchase tendered Notes would constitute an Event of Default under the Indenture.

Certain Covenants

Restricted Payments

The Issuer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(A) declare or pay any dividend or make any other payment or distribution on account of the Issuer’s or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving the Issuer or any of its Restricted Subsidiaries) or to the direct or indirect holders of the Issuer’s or any of its Restricted Subsidiaries’ Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of the Issuer);

(B) purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving the Issuer) any Equity Interests of the Issuer or any direct or indirect parent of the Issuer;

(C) make any payment on or with respect to, or purchase, repurchase, redeem, defease or otherwise acquire or retire for value any Indebtedness of the Issuer that is contractually subordinated to the Notes (excluding any intercompany Indebtedness between or among the Issuer and any of its Restricted Subsidiaries), except (i) a payment of interest or principal at the Stated Maturity thereof or (ii) the purchase, repurchase, redemption, defeasance or other acquisition or retirement of any such subordinated Indebtedness purchased in anticipation of satisfying a sinking fund obligation, principal installment or payment at final maturity, in each case within one year of the date of such purchase, repurchase, redemption, defeasance or other acquisition or retirement; or

(D) make any Restricted Investment (all such payments and other actions set forth in these clauses (A) through (D) above being collectively referred to as “Restricted Payments”), unless, at the time of and after giving effect to such Restricted Payment:

(1) no Default or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment;

(2)(i) in the case of any Restricted Payment by the Issuer or any of its Restricted Subsidiaries (other than ARH and its Subsidiaries), the Issuer would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the Measurement Period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in subclause (i) of the first paragraph of the covenant described below under the caption “—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; and (ii) in the case of any Restricted Payment by ARH or any of its Restricted Subsidiaries, ARH would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the Measurement Period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in subclause (ii) of the first paragraph of the covenant described below under the caption “—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; and

(3) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Issuer and its Restricted Subsidiaries since May 7, 2010 (including Restricted Payments permitted by clauses (1) and (14) of the next succeeding paragraph, but excluding all other clauses of next succeeding paragraph), is less than the sum, without duplication, of:

(a)(i) in the case of any Restricted Payment by the Issuer or any of its Restricted Subsidiaries (other than ARH and its Subsidiaries), 50% of the Consolidated Net Income of the Issuer for the period (taken as one accounting period) and (ii) in the case of any Restricted Payment by ARH or any of its Restricted Subsidiaries, 50% of the Consolidated Net Income of ARH for the period (taken as one accounting period), in each case, from the beginning of the fiscal quarter commencing after May 7, 2010 to the end of the Issuer’s or ARH’s, as applicable, most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit); plus

(b) 100% of the aggregate Qualified Proceeds received by the Issuer since May 7, 2010 as a contribution to its equity capital (other than Disqualified Stock) or from the issue or sale (other than to a Subsidiary of the Issuer) of Equity Interests of the Issuer (other than Disqualified Stock and Excluded Contributions) or from the issue or sale (other than to a Subsidiary of the Issuer) of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of the Issuer that have been converted into or exchanged for such Equity Interests of the Issuer (other than Disqualified Stock); plus

(c) an amount equal to the net reduction in Investments by the Issuer and its Restricted Subsidiaries resulting from (A) the sale or other disposition (other than to the Issuer or a Restricted Subsidiary) of any Restricted Investment that was made after May 7, 2010 and (B) repurchases, redemptions and repayments of such Restricted Investments and the receipt of any dividends or distributions from such Restricted Investments (other than, in each case, to the extent such Investment was made by the Issuer or any Restricted Subsidiary of the Issuer pursuant to clause (15) or (18) below and such amounts received have been applied to increase availability under either such clause); plus

(d) to the extent that any Unrestricted Subsidiary of the Issuer designated as such after May 7, 2010 is redesignated as a Restricted Subsidiary after May 7, 2010, an amount equal to the lesser of (A) the Fair Market Value of the Issuer’s interest in such Subsidiary immediately prior to such redesignation and (B) the aggregate amount of the Issuer’s Investments in such Subsidiary that was previously treated as a Restricted Payment (other than, in each case, to the extent such Investment was made by the Issuer or any Restricted Subsidiary of the Issuer pursuant to clause (15) or (18) below and such amounts received have been applied to increase availability under either such clause); plus

(e) in the event the Issuer and/or any Restricted Subsidiary of the Issuer makes any Investment in a Person that, as a result of or in connection with such Investment, becomes a Restricted Subsidiary of the Issuer, an amount equal to the existing Investment of the Issuer and/or any of its Restricted Subsidiaries in such Person that was previously treated as a Restricted Payment (other than to the extent such Investment was made by the Issuer or any Restricted Subsidiary of the Issuer pursuant to clause (15) or (18) below and such amounts received have been applied to increase availability under either such clause).

The preceding provisions will not prohibit:

(1) the payment of any dividend or other distribution or the consummation of any irrevocable redemption within 60 days after the date of declaration of the dividend or giving of the redemption notice, as the case may be, if at the date of declaration or notice, the dividend or redemption payment would have complied with the provisions of the Indenture;

(2) the making of any Restricted Payment in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of the Issuer) of, Equity Interests of the Issuer (other than Disqualified Stock) or from the substantially concurrent contribution of equity capital to the Issuer (other than Disqualified Stock); provided that the amount of any such net cash proceeds that are utilized for any such Restricted Payment will be excluded from clause (3)(b) of the preceding paragraph;

(3) the repurchase, redemption, defeasance or other acquisition or retirement for value of Indebtedness of the Issuer that is contractually subordinated to the Notes with the net cash proceeds from a substantially concurrent incurrence of Permitted Refinancing Indebtedness, or from the substantially concurrent sale (other than to a Subsidiary of the Issuer) of, Equity Interests of the Issuer (other than Disqualified Stock) or from the substantially concurrent contribution of equity capital to the Issuer (other than Disqualified Stock); provided that the amount of any such net cash proceeds that are utilized for any such Restricted Payment will be excluded from clause (3)(b) of the preceding paragraph;

(4) the declaration and payment of regularly scheduled or accrued dividends to holders of any class or series of Disqualified Stock of the Issuer or any Restricted Subsidiary of the Issuer which Disqualified Stock was issued after the Issue Date in accordance with the provisions of the covenant described below under the caption “—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(5) the repurchase, redemption or other acquisition or retirement for value of Disqualified Stock of the Issuer or any Restricted Subsidiary of the Issuer made by exchange for, or out of the proceeds of the substantially concurrent sale of Replacement Preferred Stock that is permitted to be incurred pursuant to the covenant described below under “—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(6) the payment of any dividend (or any similar distribution) by a Restricted Subsidiary of the Issuer to the holders of its Equity Interests, including payments to non-Affiliates on a pro rata basis;

(7) the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of a Qualified Restricted Subsidiary owned by a Strategic Investor if such repurchase, redemption or other acquisition or retirement for value is made for consideration not in excess of the Fair Market Value of such Equity Interests (a) pursuant to any repurchase obligation to such Strategic Investor or (b) if no Default exists or would result therefrom;

(8) the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of the Issuer or any Restricted Subsidiary of the Issuer held by any current or former officer, director, employee or consultant of the Issuer or any of its Restricted Subsidiaries, and any dividend payment or other distribution by the Issuer or a Restricted Subsidiary to any direct or indirect parent holding company of the Issuer utilized for the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of such direct or indirect parent holding company held by any current or former officer, director, employee or consultant of the Issuer or any of its Restricted Subsidiaries or such parent holding company, in each case, pursuant to any equity subscription agreement, stock option agreement, shareholders’ agreement or similar agreement or benefit plan or other agreement of any kind; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests may not exceed $5.0 million in any fiscal year (it being understood, however, that unused amounts permitted to be paid pursuant to this proviso are available to be carried over to subsequent fiscal years but in no event shall the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests exceed $10.0 million in any year); provided further that such amount in any fiscal year may be further increased by an amount not to exceed:

(a) the net cash proceeds from the sale of Equity Interests of the Issuer (other than Disqualified Stock) and, to the extent contributed to the Issuer as equity capital (other than Disqualified Stock), Equity Interests of any direct or indirect parent company of the Issuer, in each case to members of management, directors or consultants of the Issuer, any of its Subsidiaries, or any direct or indirect parent company of the Issuer that occurs after the Issue Date, to the extent the cash proceeds from the sale of such Equity Interests have not otherwise been applied to the payment of Restricted Payments by virtue of clause (3)(b) of the preceding paragraph (and, to the extent utilized pursuant to this clause (8), such amount will be excluded from clause (3)(b) of the preceding paragraph), and excluding Excluded Contributions, plus

(b) the cash proceeds of key man life insurance policies received by the Issuer and its Restricted Subsidiaries after the Issue Date, less

(c) the amount of any Restricted Payments previously made pursuant to clauses (a) and (b) of this clause (8); and provided, further, that cancellation of Indebtedness owing to the Issuer or any Restricted Subsidiary from members of management of the Issuer, any of the Issuer’s direct or indirect parent companies or any of the Issuer’s Restricted Subsidiaries in connection with a repurchase of Equity Interests of the Issuer or any of its direct or indirect parent companies will not be deemed to constitute a Restricted Payment for purposes of this covenant or any other provision of the Indenture;

(9) the repurchase of Equity Interests deemed to occur upon the exercise of options, rights or warrants to the extent such Equity Interests represent a portion of the exercise price of those options, rights or warrants;

(10) the repurchase, redemption, defeasance or other acquisition or retirement for value of Indebtedness of the Issuer that is contractually subordinated to the Notes with any Excess Proceeds that remain after consummation of an Asset Sale Offer;

(11) after the occurrence of a Change of Control and within 60 days after the completion of the offer to repurchase the Notes pursuant to the covenant described above under “—Repurchase at the Option of Holders—Change of Control” (including the purchase of the Notes tendered), any purchase or redemption of Indebtedness of the Issuer that is contractually subordinated to the Notes required pursuant to the terms thereof as a result of such Change of Control at a purchase or redemption price not to exceed 101% of the outstanding principal amount thereof, plus any accrued and unpaid interest;

(12) cash payments in lieu of fractional shares issuable as dividends on preferred stock or upon the conversion of any preferred stock or convertible debt securities of the Issuer or any of its Restricted Subsidiaries;

(13) Permitted Payments to Parent;

(14) the payment:

(a) by the Issuer or any Restricted Subsidiary to any direct or indirect parent of the Issuer, which payment is used by the Person receiving such payment, following the first initial public offering of common Equity Interests by such Person, to pay dividends of up to 6% per annum of the net proceeds received by such Person in such public offering (or any subsequent public offering of common Equity Interests of such Person) that are contributed to the Issuer as equity capital (other than Disqualified Stock), or

(b) by the Issuer, following the first initial public offering of common Equity Interests by the Issuer, to pay dividends of up to 6% per annum of the net proceeds received by or contributed to the Issuer in such public offering (or any subsequent public offering of common Equity Interests by the Issuer) (excluding, in the case of both clause (a) and clause (b), public offerings of common Equity Interests registered on Form S-8 and any other public sale to the extent the proceeds thereof are Excluded Contributions);

(15) Investments that are made with Excluded Contributions;

(16)(a) to the extent not previously paid, payment of fees and reimbursement of other expenses to the Permitted Holders in connection with the Merger Transaction as described in this prospectus under the caption “Certain Relationships and Related Party Transactions”; and

(b) to the extent not previously paid, all payments to be made under the Merger Agreement and all other payments made or to be made in connection with the Merger Transaction, including payments to stockholders, and holders of options and warrants for common stock, of the merger consideration (or, in the case of options and warrants, the merger consideration less the exercise price thereof), and all payments made to former stockholders of the Issuer or its Subsidiaries who validly exercised appraisal rights, in connection with the Merger Transaction;

(17) the payment of a dividend or other distribution to the holders of Equity Interests of the Issuer with (a) the net proceeds of the offering of Notes received on the Issue Date and (b) cash and cash equivalents held by the Issuer on the Issue Date;

(18) other Restricted Payments in an aggregate amount taken together with all other Restricted Payments made pursuant to this clause (18) not to exceed the greater of (a) $15.0 million and (b) 3.0% of Total Assets at the time made; and

(19) purchases of receivables pursuant to a Receivables Repurchase Obligation and distributions or payments of Receivables Fees and any other payments, in each case, in connection with a Qualified Receivables Transaction; provided that in the case of clause (4), (10), (11), (14) or (18), no Default shall exist or result therefrom.

The amount of all Restricted Payments (other than cash) will be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Issuer or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The Fair Market Value of any assets or securities that are required to be valued by this covenant will, if the Fair Market Value thereof exceeds $15.0 million, be determined by the Board of Directors of the Issuer, whose resolution with respect thereto will be delivered to the Trustee.

For purposes of determining compliance with the provisions set forth above, in the event that a Restricted Payment meets the criteria of more than one of the types of Restricted Payments described in the above clauses, the Issuer, in its sole discretion, may order and classify, and from time to time may reorder and reclassify, such Restricted Payment if it would have been permitted at the time such Restricted Payment was made and at the time of any such reclassification.

Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock

The Issuer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Debt), and the Issuer will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any shares of preferred stock; provided, however, that (i) the Issuer or any Guarantor (other than ARH or any of its Restricted Subsidiaries)

may incur Indebtedness (including Acquired Debt) or issue Disqualified Stock or preferred stock, if the Fixed Charge Coverage Ratio of the Issuer would be at least 2.00 to 1.00 and (ii) ARH or any of its Restricted Subsidiaries may incur Indebtedness (including Acquired Debt) or issue Disqualified Stock or preferred stock, if the Fixed Charge Coverage Ratio of ARH would be at least 2.00 to 1.00.

The first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness or the issuance of any of the following items of Disqualified Stock or preferred stock (collectively, “Permitted Debt”):

(1) the incurrence by any Restricted Subsidiary of the Issuer of Indebtedness under Credit Facilities in an aggregate principal amount at any one time outstanding under this clause (1) not to exceed the greater of (a) $25.0 million and (b) an amount equal to 50% of Consolidated EBITDA, calculated on a Pro Forma Basis, for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of any incurrence under this clause (1); less the aggregate amount of all Net Proceeds of Asset Sales of the Issuer or any Restricted Subsidiary applied since the Issue Date to repay any Indebtedness under a Credit Facility pursuant to the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales,” less the aggregate amount of term loans prepaid or revolving commitments reduced pursuant to the covenant described above under the caption “—Repurchase at the Option of Holders—Intercompany Loan Refinancings”;

(2) the incurrence by the Issuer and the Restricted Subsidiaries of the Existing Indebtedness outstanding on the Issue Date;

(3) the incurrence by the Issuer of Indebtedness represented by the Notes to be issued on the Issue Date, the Exchange Notes to be issued pursuant to the Registration Rights Agreement or any PIK Notes issued from time to time to pay PIK Interest in accordance with the terms of the Indenture;

(4)(x) Acquired Debt or Disqualified Stock or preferred stock of any Person that is acquired by the Issuer or any of its Restricted Subsidiaries or that consolidates or merges with or into a Restricted Subsidiary in accordance with the terms of the Indenture; provided, however, that (i) such Acquired Debt, Disqualified Stock or preferred stock existed prior to such acquisition, consolidation or merger and was not incurred or issued in connection therewith, or in contemplation thereof; and (ii) after giving effect thereto, (a) in the case of any Acquired Debt or Disqualified Stock or preferred stock of any Person that is acquired by the Issuer or any of its Restricted Subsidiaries (other than ARH or any of its Restricted Subsidiaries), the Issuer would be permitted to incur at least $1.00 of additional Indebtedness under clause (i) the first paragraph of this covenant and (b) in the case of any Acquired Debt or Disqualified Stock or preferred stock of any Person that is acquired by ARH or any of its Restricted Subsidiaries or that consolidates or merges with or into ARH or any of its Restricted Subsidiaries, ARH would be permitted to incur at least $1.00 of additional Indebtedness under clause (ii) the first paragraph of this covenant; or

(y) Acquired Debt or Disqualified Stock or preferred stock of any Person that consolidates or merges into the Issuer in accordance with the terms of the Indenture; provided, however, that (i) such Acquired Debt, Disqualified Stock or preferred stock existed prior to such consolidation or merger and was not incurred or issued in connection therewith, or in contemplation thereof; and (ii) after giving effect thereto, the Consolidated Fixed Charge Coverage Ratio of the Issuer and the Restricted Subsidiaries is equal to or greater than immediately prior to the incurrence of such Acquired Debt, Disqualified Stock or preferred stock;

(5) the incurrence by the Issuer or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness or Replacement Preferred Stock in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge any Indebtedness (other than intercompany Indebtedness) or any Disqualified Stock or preferred stock that was permitted by the Indenture to be incurred under the first paragraph of this covenant or clause (2) or (3) of this paragraph or this clause (5);

(6) the incurrence by the Issuer or any Restricted Subsidiary of Indebtedness owing to the Issuer and any Restricted Subsidiary; provided, however, that:

(a) if the Issuer is the obligor on such Indebtedness, such Indebtedness must be expressly subordinated to the prior payment in full in cash of all Obligations with respect to the Notes, except to the extent such subordination would violate any applicable law, rule or regulation; and

(b)(i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being owed to a Person other than the Issuer or a Restricted Subsidiary of the Issuer and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either the Issuer or a Restricted Subsidiary of the Issuer, will be deemed, in each case, to constitute a new incurrence of such Indebtedness by the Issuer or such Restricted Subsidiary, as the case may be, which new incurrence is not permitted by this clause (6);

(7) the issuance by any Restricted Subsidiary to the Issuer or to any Restricted Subsidiary of shares of preferred stock; provided, however, that:

(a) any subsequent issuance or transfer of Equity Interests that results in any such preferred stock being held by a Person other than the Issuer or a Restricted Subsidiary of the Issuer, and

(b) any sale or other transfer of any such preferred stock to a Person that is not either the Issuer or a Restricted Subsidiary of the Issuer, will be deemed, in each case, to constitute a new issuance of such preferred stock by such Restricted Subsidiary which new issuance is not permitted by this clause (7);

(8) the incurrence by the Issuer or any of its Restricted Subsidiaries of Hedging Obligations for the purpose of limiting interest rate, currency or commodity risk;

(9) the guarantee by the Issuer or any Restricted Subsidiary of Indebtedness of the Issuer or a Restricted Subsidiary that was permitted to be incurred by another provision of this covenant; provided that if the Indebtedness being guaranteed is subordinated to the Notes, then the guarantee shall be subordinated to the same extent as the Indebtedness guaranteed;

(10) the incurrence by the Issuer or any of its Restricted Subsidiaries of Indebtedness in respect of workers’ compensation claims, self-insurance obligations, bankers’ acceptances, letters of credit, performance bonds, surety bonds, appeal bonds or other similar bonds in the ordinary course of business;

(11) the incurrence by the Issuer or any of its Restricted Subsidiaries of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business, so long as such Indebtedness is extinguished within five business days;

(12) the incurrence of Indebtedness arising from agreements of the Issuer or a Restricted Subsidiary providing for indemnification, adjustment of purchase price, holdback, contingency payment obligations or similar obligations, in each case, incurred or assumed in connection with the disposition or acquisition of any business, assets or Capital Stock of the Issuer or any Restricted Subsidiary;

(13) Indebtedness of the Issuer or any of its Restricted Subsidiaries supported by a letter of credit issued pursuant to any Credit Facilities, in a principal amount not in excess of the stated amount of such letter of credit;

(14) the incurrence of Indebtedness resulting from endorsements of negotiable instruments for collection in the ordinary course of business;

(15) the incurrence of Indebtedness or Disqualified Stock by Qualified Restricted Subsidiaries, in an aggregate amount not to exceed (net of unrestricted cash and Cash Equivalents held by any Qualified Restricted Subsidiary not included in the calculation under clause (16) below, up to the amount of Indebtedness of such Qualified Restricted Subsidiary under this clause (15)) at any time outstanding, the greater of (i) $25.0 million and (ii) an amount equal to 50% of Consolidated EBITDA for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of any incurrence under this clause (15);

(16) if the Consolidated Leverage Ratio of ARH and its Restricted Subsidiaries would not be greater than 4.50 to 1.00, (a) the incurrence of Permitted Refinancing Indebtedness or Replacement Preferred Stock by Qualified Restricted Subsidiaries of ARH incurred to refinance Indebtedness owed, or Disqualified Stock issued, to ARH or any of its Restricted Subsidiaries in accordance with clause (6) of this paragraph, or (b) the sale to any Person that is not the Issuer or any of its Subsidiaries of any Indebtedness owed, or Disqualified Stock issued, by a Qualified Restricted Subsidiary to the Issuer or a Restricted Subsidiary in accordance with clause (6) of this paragraph (either clause (a) or (b), an “Intercompany Loan Refinancing”), in an aggregate principal amount under this clause (16) not to exceed (net of unrestricted cash and Cash Equivalents held by any Qualified Restricted Subsidiary not included in the calculation under clause (15) above, up to the amount of Indebtedness of such Qualified Restricted Subsidiary under this clause (16)) at any time outstanding, the greater of (i) $25.0 million and (ii) an amount equal to 50% of Consolidated EBITDA of ARH and its Restricted Subsidiaries, calculated on a Pro Forma Basis, for the most recently ended of four full fiscal quarters for which internal financial statements are available immediately preceding the date of any incurrence under this clause (16);

(17) Indebtedness of the Issuer or a Restricted Subsidiary in respect of netting services, overdraft protection and otherwise in connection with deposit accounts; provided that such Indebtedness remains outstanding for ten business days or less;

(18) Purchase Money Indebtedness incurred by the Issuer or any Restricted Subsidiary, and refinancings thereof, in an aggregate amount not to exceed at any time outstanding $15.0 million;

(19) the incurrence or issuance by the Issuer or any of its Restricted Subsidiaries of additional Indebtedness, Disqualified Stock or preferred stock in an aggregate principal amount (or accreted value or liquidation preference, as applicable) at any time outstanding, including all Permitted Refinancing Indebtedness and all Replacement Preferred Stock incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness, Disqualified Stock and preferred stock incurred or issued pursuant to this clause (19), not to exceed $15.0 million;

(20) Indebtedness in respect of promissory notes issued to Strategic Investors in connection with repurchases of Equity Interests permitted by clause (7) of the second paragraph under the caption “—Restricted Payments”;

(21) Indebtedness owed by the Issuer or any Restricted Subsidiary to future, current or former officers, directors, employees or consultants thereof, their respective estates, spouses or former spouses, in each case to finance the purchase or redemption of Equity Interests of the Issuer or any direct or indirect parent company of the Issuer to the extent described in clause (8) of the second paragraph under the caption “—Restricted Payments”;

(22) Indebtedness representing deferred compensation to employees of the Issuer and the Restricted Subsidiaries incurred in the ordinary course of business;

(23) Indebtedness of the Issuer or any Restricted Subsidiary consisting of (i) the financing of insurance premiums or (ii) take-or-pay obligations contained in supply arrangements, in each case, in the ordinary course of business;

(24) Indebtedness incurred by the Issuer or any Restricted Subsidiary constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business, including letters of credit in respect of workers’ compensation claims, health, disability or other employee benefits, or property, casualty or liability insurance, or other Indebtedness with respect to reimbursement-type obligations regarding workers’ compensation claims; provided that upon the drawing of such letters of credit or the incurrence of such Indebtedness, such obligations are reimbursed within 45 days following such drawing or incurrence;

(25) Indebtedness of the Issuer or any Restricted Subsidiary to the extent the proceeds of such Indebtedness are substantially concurrent with the incurrence thereof deposited and used to defease the Notes as provided for below under “—Legal Defeasance and Covenant Defeasance” or “—Satisfaction and Discharge”;

(26) incurrence by the Issuer or any of its Restricted Subsidiaries of Contribution Indebtedness;

(27) Indebtedness in respect of bid, performance or surety bonds or obligations of a similar nature issued for the account of the Issuer or any Restricted Subsidiary in the ordinary course of business, including guarantees or obligations of the Issuer or any Restricted Subsidiary with respect to letters of credit supporting such bid, performance or surety obligations (in each case other than for an obligation for money borrowed);

(28) Indebtedness in the form of earn-outs, contingent payments, seller notes, indemnification, incentive, non-compete, consulting or similar arrangements in connection with Permitted Investments or in connection with the acquisition or disposition of any business or assets of the Issuer or any Restricted Subsidiary or Equity Interests of a Restricted Subsidiary, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or Equity Interests for the purpose of financing or in contemplation of any such acquisition; provided that (a) any amount of such obligations included on the face of the balance sheet of the Issuer or any Restricted Subsidiary shall not be permitted under this clause (28) and (b) in the case of a disposition, the maximum aggregate liability in respect of all such obligations outstanding under this clause (28) shall at no time exceed the gross proceeds actually received by the Issuer and the Restricted Subsidiaries in connection with such disposition;

(29) Standard Securitization Undertakings incurred in a Qualified Receivables Transaction permitted under the Indenture; or

(30) guarantees by American Renal Holdings Intermediate Company, LLC of Indebtedness of ARH.

For purposes of determining compliance with this “Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” covenant, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (30) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, the Issuer will be permitted to classify such item of Indebtedness on the date of its incurrence, or later reclassify all or a portion of such item of Indebtedness, in any manner that complies with this covenant except that Indebtedness under the Credit Agreement outstanding on the Issue Date will be deemed to have been incurred in reliance on the exception provided by clause (1) of the definition of “Permitted Debt” above. The accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, the reclassification of preferred stock as Indebtedness due to a change in accounting principles, and the payment of dividends on Disqualified Stock or preferred stock in the form of additional shares of the same class of Disqualified Stock or preferred stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock or preferred stock for purposes of this covenant; provided, in each such case, that the amount thereof is included in Fixed Charges of the Issuer as accrued (other than the reclassification of preferred stock as Indebtedness due to a change in accounting principles).

The amount of any Indebtedness outstanding as of any date will be:

(1) the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount;

(2) the principal amount of the Indebtedness, in the case of any other Indebtedness; and

(3) in respect of Indebtedness of another Person secured by a Lien on the assets of the specified Person, the lesser of:

(a) the Fair Market Value of such assets at the date of determination; and

(b) the amount of the Indebtedness of the other Person.

For purposes of determining compliance with the covenants described herein, for any periods or dates that the Issuer does not have historical financial statements available, it shall be entitled to use and rely on the financial statements of its predecessor, successor or consolidated subsidiaries, as the case may be.

No Layering of Debt

The Issuer will not, directly or indirectly, incur any Indebtedness that is or purports to be by its terms (or by the terms of any agreement governing such Indebtedness) subordinated to any other Indebtedness of the Issuer, unless such Indebtedness is also by its terms (or by the terms of any agreement governing such Indebtedness) made expressly subordinate to the Notes, to the same extent and in the same manner as such Indebtedness is subordinated to such other Indebtedness of the Issuer.

For purposes of the foregoing, no Indebtedness will be deemed to be subordinated in right of payment to any other Indebtedness of the Issuer solely by virtue of being unsecured or secured by a junior priority Lien or by virtue of the fact that the holders of such Indebtedness have entered into intercreditor agreements or other arrangements giving one or more of such holders priority over the other holders in the collateral held by them.

Liens

The Issuer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or otherwise cause or suffer to exist or become effective any Lien of any kind, on or with respect to any of their property or assets, now owned or hereafter acquired or any interest therein or any income or profits therefrom, other than Permitted Liens unless, in each case: (i) in the case of Liens securing subordinated Indebtedness, the Notes are secured by a Lien on such property, assets or proceeds that is senior in priority to such Liens or (ii) in all other cases, the Notes are equally and ratably secured. Any Lien which is granted to secure the Notes under this covenant shall be automatically released and discharged at the same time as the release of the Liens that gave rise to the obligation to secure the Notes under this covenant.

Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

The Issuer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1) pay dividends or make any other distributions on its Capital Stock to the Issuer or any of its Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any indebtedness owed to the Issuer or any of its Restricted Subsidiaries;

(2) make loans or advances to the Issuer or any of its Restricted Subsidiaries; or

(3) sell, lease or transfer any of its properties or assets to the Issuer or any of its Restricted Subsidiaries.

However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(1) agreements governing Existing Indebtedness and the Credit Agreement as in effect on the Issue Date;

(2) the Indenture and the Notes;

(3) applicable law, rule, regulation or order, including any requirement of any governmental healthcare programs;

(4) any instrument or agreement governing Indebtedness or Capital Stock of a Restricted Subsidiary acquired by the Issuer or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness or Capital Stock was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person or any of its Subsidiaries, or the property or assets of the Person or any of its Subsidiaries, so acquired; provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the Indenture to be incurred;

(5) customary non-assignment provisions in contracts, leases, subleases, licenses and sublicenses entered into in the ordinary course of business;

(6) customary restrictions in leases (including capital leases), security agreements or mortgages or other purchase money obligations for property acquired in the ordinary course of business that impose restrictions on the property purchased or leased of the nature described in clause (3) of the preceding paragraph;

(7) any agreement for the sale or other disposition of all or substantially all the Capital Stock or the assets of a Restricted Subsidiary that restricts distributions by that Restricted Subsidiary pending the sale or other disposition;

(8) any instrument or agreement governing Permitted Refinancing Indebtedness; provided that the restrictions contained therein are not materially more restrictive (as determined in good faith by the Issuer), taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

(9) Liens permitted to be incurred under the provisions of the covenant described above under the caption “—Liens” that limit the right of the debtor to dispose of the assets subject to such Liens;

(10) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(11) customary provisions imposed on the transfer of copyrighted or patented materials;

(12) customary provisions restricting dispositions of real property interests set forth in any reciprocal easement agreements of the Issuer or any Restricted Subsidiary;

(13) contracts entered into in the ordinary course of business, not relating to any Indebtedness, and that do not, individually or in the aggregate, detract from the value of property or assets of the Issuer or any Restricted Subsidiary of the Issuer in any manner material to the Issuer or any Restricted Subsidiary of the Issuer;

(14) restrictions on the transfer of property or assets required by any regulatory authority having jurisdiction over the Issuer or any Restricted Subsidiary of the Issuer or any of their businesses;

(15) any instrument or agreement governing Indebtedness or preferred stock of any Restricted Subsidiary that is incurred or issued subsequent to the Issue Date and not in violation of the covenant described under [“—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”]; provided that the Issuer’s Board of Directors determines in good faith that restrictions are (A) no less favorable to the Issuer, taken as a whole, than the provisions contained in the Credit Agreement or in the Senior Secured Indenture, in each case, as in effect on the Issue Date or (B) not reasonably likely to have a materially adverse effect on the Issuer’s ability to make principal and interest payments on the Notes;

(16) customary provisions in joint venture and other similar agreements, including agreements related to the ownership and operation of dialysis clinics, relating solely to such joint venture or facilities or the Persons who own Equity Interests therein;

(17) any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the Indebtedness, preferred stock, Liens, agreements, contracts, licenses, leases, subleases, instruments or obligations referred to in clauses (1), (2), (4) and (15) above; provided, however, that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are not materially more restrictive, taken as a whole, (as determined by the Issuer in good faith) than those restrictions contained in the Indebtedness, preferred stock, Liens, agreements, contracts, licenses, leases, subleases, instruments or obligations referred to in clauses (1), (2), (4) and (15) above, as applicable prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing;

(18) customary provisions in connection with a Qualified Receivables Transaction; and

(19) restrictions in Management Agreements that require the payment of management fees to the Issuer or one of its Restricted Subsidiaries prior to payment of dividends or distributions.

For purposes of determining compliance with this covenant, (i) the priority of any preferred stock in receiving dividends or liquidating distributions prior to dividends or liquidating distributions being paid on common stock shall not be deemed a restriction on the ability to make distributions on Capital Stock and (ii) the subordination of loans or advances made to the Issuer or a Restricted Subsidiary of the Issuer to other Indebtedness incurred by the Issuer or any such Restricted Subsidiary shall not be deemed a restriction on the ability to make loans or advances.

Merger, Consolidation or Sale of Assets

The Issuer will not, directly or indirectly: (1) consolidate or merge with or into another Person (whether or not the Issuer is the surviving Person); or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Issuer and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person, unless:

(1) either: (a) the Issuer is the surviving Person; or (b) the Person formed by or surviving any such consolidation or merger (if other than the Issuer) or to which such sale, assignment, transfer, conveyance or other disposition has been made (collectively, the “Successor”) is a corporation or a limited liability company organized or existing under the laws of the United States, any state of the United States or the District of Columbia;

(2) the Successor assumes all the obligations of the Issuer under the Notes, the Indenture and the Registration Rights Agreement pursuant to a supplement indenture and other agreements reasonably satisfactory to the Trustee; provided, however, that at all times, a corporation organized and existing under the laws of the United States of America, any State thereof or the District of Columbia must be a co-issuer or the issuer of the Notes if such surviving Person is not a corporation;

(3) immediately after such transaction, no Default exists;

(4) the Issuer or the Successor would, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period:

(a) be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption “—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; or

(b) have a Fixed Charge Coverage Ratio that is greater than the Fixed Charge Coverage Ratio of the Issuer immediately prior to such transaction;

(5) the Issuer shall have delivered to the Trustee an Officers’ Certificate stating that such consolidation, merger, amalgamation or transfer and such supplemental indenture, if any, comply with the Indenture and that such supplemental indenture, amendments, supplements or other instruments, if any, comply with the Indenture and an Officers’ Certificate and an Opinion of Counsel in a customary form including customary qualifications to the effect that such amendments, supplements or other instruments are enforceable.

In addition, the Issuer will not, directly or indirectly, lease all or substantially all of the properties and assets of it and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to any other Person.

Clauses (3) and (4) above will not apply to:

(1) a merger of the Issuer with an Affiliate for the sole purpose and effect of reincorporating the Issuer in another jurisdiction;

(2) any consolidation or merger, or any sale, assignment, transfer, conveyance, lease or other disposition of assets between or among the Issuer and the Restricted Subsidiaries; and

(3) the consolidation or merger, or sale, assignment, transfer, conveyance, lease or other disposition of all or part of its assets, by any Restricted Subsidiary to the Issuer.

Transactions with Affiliates

The Issuer will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Issuer involving aggregate consideration in excess of $2.5 million (each, an “Affiliate Transaction”), unless:

(a) the Affiliate Transaction is on terms that, taken as a whole, are not materially less favorable to the Issuer or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Issuer or such Restricted Subsidiary with an unrelated Person; and

(b) the Issuer delivers to the Trustee (i) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $15.0 million, an Officers’ Certificate certifying that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the members of the Board of Directors of the Issuer, together with a certified copy of the resolutions of the Board of Directors of the Issuer approving such Affiliate Transaction or Affiliate Transactions; and (ii) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $20.0 million, an opinion as to the fairness to the Issuer or such Restricted Subsidiary of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing.

The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1) any employment agreement, employee benefit plan, officer or director indemnification agreement or any similar arrangement entered into by the Issuer or any of its Restricted Subsidiaries in the ordinary course of business and payments pursuant thereto;

(2) transactions between or among the Issuer and/or its Restricted Subsidiaries;

(3) transactions with a Person (other than an Unrestricted Subsidiary of the Issuer) that is an Affiliate of the Issuer solely because the Issuer owns, directly or through a Restricted Subsidiary, an Equity Interest in, or controls, such Person;

(4) payment of reasonable directors’ fees;

(5) any issuance of Equity Interests (other than Disqualified Stock) of the Issuer to Affiliates of the Issuer;

(6) Permitted Investments or Restricted Payments that do not violate the provisions of the Indenture described above under the caption “—Restricted Payments”;

(7) payment of fees and the reimbursement of other expenses to the Permitted Holders in connection with the Merger Transaction as described in this prospectus under the caption “Certain Relationships and Related Party Transactions”;

(8) loans (or cancellation of loans) or advances to employees in the ordinary course of business;

(9) transactions with joint ventures, Unrestricted Subsidiaries, customers, suppliers, contractors, joint venture partners (including, without limitation, physicians) or purchasers or sellers of goods or services, in each case which are in the ordinary course of business (including, without limitation, pursuant to joint venture agreements) and otherwise in compliance with the terms of the Indenture, and which are fair to the

Issuer or its Restricted Subsidiaries, as applicable, in the reasonable determination of the Board of Directors, chief executive officer or chief financial officer of the Issuer or its Restricted Subsidiaries, as applicable, or are on terms at least as favorable as might reasonably have been obtained at such time from an unaffiliated party;

(10) the existence of, or the performance by the Issuer or any Restricted Subsidiary of their obligations, if any, or obligations of any direct or indirect parent company of the Issuer under the terms of, any subscription, registration rights or stockholders agreement, partnership agreement or limited liability company agreement or similar agreement to which any direct or indirect parent company of the Issuer, the Issuer or any Restricted Subsidiary is a party as of the Issue Date and any similar agreements which the Issuer, any Restricted Subsidiary or any direct or indirect parent company of the Issuer may enter into thereafter; provided, however, that the entering into by the Issuer or any Restricted Subsidiary or the performance by the Issuer or any Restricted Subsidiary of obligations under any future amendment to any such existing agreement or under any similar agreement entered into after the Issue Date will only be permitted by this clause to the extent that the terms of any such amendment or new agreement, taken as a whole, are not materially disadvantageous to the Holders of the Notes, as determined in good faith by the Board of Directors, chief executive officer or chief financial officer of the Issuer;

(11) the Merger Transaction, including all payments made or to be made in connection with the Merger Transaction as described in this prospectus;

(12) the entering into of any tax sharing agreement or arrangement and making any payments thereunder that are Permitted Payments to Parent;

(13)(i) payments by the Issuer or any of its Restricted Subsidiaries to the Sponsor and/or any of its Affiliates for any financial advisory, financing, underwriting or placement services or in respect of other investment banking activities, including, without limitation, in connection with acquisitions or divestitures, which payments are approved by the majority of the disinterested members of the Board of Directors of the Issuer in good faith in an aggregate amount for all such fees for any transaction not to exceed 2.00% of the aggregate value of such transaction and (ii) fees payable pursuant to the Sponsor Management Agreement as in effect on the Issue Date or as amended in a manner not adverse in any material respect to the holders of Notes;

(14) the issuance of Equity Interests (other than Disqualified Stock) in the Issuer or any Restricted Subsidiary for compensation purposes in the ordinary course of business;

(15) any lease or sublease entered into between the Issuer or any Restricted Subsidiary, as lessee, and any Affiliate of the Issuer, as lessor or sublessor, which is approved by a majority of the disinterested members of the Board of Directors of the Issuer in good faith;

(16) intellectual property licenses in the ordinary course of business;

(17) Existing Indebtedness and any other obligations pursuant to an agreement existing on the Issue Date as described in the Offering Memorandum, including any amendment thereto (so long as such amendment is not adverse to the holders of the Notes in any material respect);

(18) transactions in which the Issuer or any Restricted Subsidiary delivers to the Trustee a letter from an accounting, appraisal or investment banking firm of national standing stating that such transaction is fair to the Issuer or such Restricted Subsidiary from a financial point of view and which are approved by a majority of the disinterested members of the Board of Directors of the Issuer in good faith; and

(19) customary transactions pursuant to a Qualified Receivables Transactions.

Business Activities

The Issuer will not, and will not permit any of its Restricted Subsidiaries to, engage in any business other than Permitted Businesses, except to such extent as would not be material to the Issuer and its Restricted Subsidiaries taken as a whole.

Future Guarantors

After the Issue Date, the Issuer will cause each of its Restricted Subsidiaries that guarantees any Indebtedness of the Issuer to guarantee the Notes. Each future Guarantee by a Guarantor will be limited to an amount not to exceed the maximum amount that can be guaranteed by that Restricted Subsidiary without rendering the Guarantee, as it relates to such Guarantor, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally.

The Guarantee of a Guarantor will be automatically released:

(1) in connection with any sale or other disposition of all or substantially all of the assets of that Guarantor (including by way of merger or consolidation) to a Person that is not (either before or after giving effect to such transaction) the Issuer or a Guarantor, if the sale or other disposition does not violate the provisions of the Indenture;

(2) in connection with any sale or other disposition of the Capital Stock of that Guarantor to a Person that is not (either before or after giving effect to such transaction) the Issuer or a Guarantor after which the Guarantor whose Capital Stock is sold or otherwise disposed of is no longer a Restricted Subsidiary, if the sale or other disposition does not violate the provisions of the Indenture;

(3) if the Issuer designates any Restricted Subsidiary that is a Guarantor to be an Unrestricted Subsidiary in accordance with the applicable provisions of the Indenture;

(4) upon payment in full, legal defeasance, covenant defeasance or satisfaction and discharge of the Indenture as provided below under the captions “—Legal Defeasance and Covenant Defeasance” or “—Satisfaction and Discharge,” respectively; or

(5) the release or discharge of the Guarantee by such Restricted Subsidiary of Indebtedness of the Issuer which resulted in the obligation to Guarantee the Notes (other than by reason of payment under such Guarantee).

Designation of Restricted and Unrestricted Subsidiaries

The Board of Directors of the Issuer may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate Fair Market Value of all outstanding Investments owned by the Issuer and its Restricted Subsidiaries in the Subsidiary designated as an Unrestricted Subsidiary will be deemed to be an Investment made as of the time of the designation and will reduce the amount available for Restricted Payments under the covenant described above under the caption “—Restricted Payments” or under one or more clauses of the definition of Permitted Investments, as determined by the Issuer. That designation will only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.

Any designation of a Subsidiary of the Issuer as an Unrestricted Subsidiary will be evidenced to the Trustee by filing with the Trustee a certified copy of a resolution of the Board of Directors of the Issuer giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the caption “—Restricted Payments.” If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary of the Issuer as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption “—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” the Issuer will be in default of such covenant. The Board of Directors of the Issuer may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary of the Issuer; provided that such designation will be deemed to be an incurrence of Indebtedness and Liens by a Restricted Subsidiary of the Issuer of any outstanding

Indebtedness and Liens of such Unrestricted Subsidiary, and such designation will only be permitted if (1) such Indebtedness and Liens are permitted under the covenants described under the captions “—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “—Liens” and (2) such designation would not cause a Default.

Payments for Consent

Issuer will not, and will not permit any of its Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any Holder of Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture, the Notes or the Registration Rights Agreement unless such consideration is offered to be paid and is paid to all Holders of the Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Reports

Whether or not required by the rules and regulations of the SEC, so long as any Notes are outstanding, the Issuer will furnish to the Trustee and to Cede & Co., the nominee of DTC, and the holders of Notes, within the time periods that are applicable to the Issuer (or, if not applicable, would be if the Issuer were required to file such reports under Section 13(a) or 15(d) of the Exchange Act as a non-accelerated filer):

(1) all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K, if the Issuer were required to file such Forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” that describes the Issuer’s consolidated financial condition and results of operation and, with respect to the annual information only, a report thereon by the Issuer’s independent registered public accountants but not any assessment, attestation or audit of internal controls pursuant to Section 404 of the Sarbanes-Oxley Act or rules and regulations promulgated thereunder; and

(2) all current reports that would be required to be filed with the SEC on Form 8-K if the Issuer were required to file such reports.

In addition, the Issuer will agree that, for so long as any Notes remain outstanding, the Issuer will furnish to any beneficial owner of Notes or to any prospective purchaser of Notes in connection with any sale thereof, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act. The Issuer shall also comply with the provisions of Section 314(a) of the Trust Indenture Act.

In addition, whether or not required by the SEC, the Issuer will file a copy of all of the information and reports referred to in clauses (1) and (2) above with the SEC for public availability within the time periods specified in the SEC’s rules and regulations for a company required to file reports under Section 13(a) or 15(d) of the Exchange Act (unless the SEC will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. The Issuer agrees that it will not take any action for the purpose of causing the SEC not to accept such filings. If, notwithstanding the foregoing, the SEC will not accept such filings for any reason, the Issuer will post the reports specified in the preceding sentence on its website within the time periods that would apply if the Issuer were required to file those reports with the SEC.

For so long as any notes are outstanding, the Issuer shall:

(1) within 15 business days after the annual and quarterly information required pursuant to the above is furnished to the Trustee or filed with the SEC, hold a conference call for Permitted Parties to discuss such reports and the results of operations for the relevant reporting period; and

(2) issue a press release to any U.S. nationally recognized wire service or employ other means commercially reasonably expected to reach Permitted Parties no fewer than three business days prior to the date of the conference call required to be held in accordance with clause (1) above, announcing the time and date of such conference call and either including all information necessary to access the call or directing Permitted Parties to contact the appropriate person at the Issuer to obtain such information; provided that, after an initial public offering of common stock of the Issuer or any direct or indirect parent company of the Issuer, no separate press release or conference call shall be required to comply with the foregoing if the Issuer or any direct or indirect parent company of the Issuer conducts customary earnings conference calls and issues press releases in connection therewith.

Events of Default and Remedies

Each of the following is an Event of Default:

(1) default for 30 days in the payment when due of interest on, or Additional Interest, if any, with respect to, the Notes;

(2) default in the payment when due (at maturity, upon redemption or otherwise) of the principal of, or premium, if any, on, the Notes;

(3) failure by the Issuer or any of its Restricted Subsidiaries to comply with the provisions described above under the caption “—Certain Covenants—Merger, Consolidation or Sale of Assets” or failure by the Issuer to comply with the provisions described above under the caption “—Redemption—Mandatory Redemption Upon Certain Equity Issuances”;

(4) failure by the Issuer or any of its Restricted Subsidiaries for 60 days after notice to the Issuer by the Trustee or the holders of at least 25% in aggregate principal amount of the Notes then outstanding to comply with any of the other agreements or covenants in the Indenture;

(5) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Issuer or any of its Significant Subsidiaries (or the payment of which is guaranteed by the Issuer or any of its Significant Subsidiaries), whether such Indebtedness or guarantee now exists, or is created after the Issue Date, if that default;

(a) is caused by a failure to pay principal at the final Stated Maturity of such Indebtedness (a “Payment Default”); or

(b) results in the acceleration of such Indebtedness prior to its express maturity; and, in each case, the principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $10.0 million or more;

(6) with respect to any judgment or decree for the payment of money (net of any amount covered by insurance issued by a reputable and creditworthy insurer that has not contested coverage or reserved rights with respect to an underlying claim) in excess of $10.0 million or its foreign currency equivalent against the Issuer or any Significant Subsidiary, the failure by the Issuer or such Significant Subsidiary, as applicable, to pay such judgment or decree, which judgment or decree has remained outstanding for a period of 60 days after such judgment or decree became final and nonappealable without being paid, discharged, waived or stayed; and

(7) certain events of bankruptcy or insolvency described in the Indenture with respect to the Issuer, ARH or any Subsidiary that is a Significant Subsidiary.

In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to the Issuer or any Guarantor that is a Significant Subsidiary, all outstanding Notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the Trustee or the holders of at least 25% in aggregate principal amount of the then outstanding Notes may direct the Trustee to declare all the Notes to be due and payable immediately.

Subject to certain limitations, holders of a majority in aggregate principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from Holders of the Notes notice of any continuing Default or Event of Default if it determines that withholding notice is in their interest, except a Default or Event of Default relating to the payment of principal, interest or premium or Additional Interest, if any.

Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any Holders of Notes unless such holders have offered to the Trustee indemnity or security satisfactory to it against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest or Additional Interest, if any, when due, no Holder of a note may pursue any remedy with respect to the Indenture or the Notes unless:

(1) such Holder has previously given the Trustee notice that an Event of Default is continuing;

(2) Holders of at least 25% in aggregate principal amount of the then outstanding Notes have requested the Trustee to pursue the remedy;

(3) such Holders have offered the Trustee security or indemnity satisfactory to it against any loss, liability or expense;

(4) the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

(5) Holders of a majority in aggregate principal amount of the then outstanding Notes have not given the Trustee a written direction inconsistent with such request within such 60-day period.

The Holders of a majority in aggregate principal amount of the then outstanding Notes by written notice to the Trustee may, on behalf of the Holders of all of the Notes, rescind an acceleration or waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest or premium or Additional Interest, if any, on, or the principal of, the Notes.

The Issuer is required to deliver to the Trustee annually a statement regarding compliance with the Indenture. Upon becoming aware of any Default or Event of Default, the Issuer is required to deliver to the Trustee within 30 days a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator, stockholder, or controlling person, as such, of the Issuer or any Guarantor will have any liability for any obligations of the Issuer or the Guarantors under the Notes, the Indenture, the Guarantees or the Registration Rights Agreement or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

The Issuer may at any time, elect to have all of its obligations discharged with respect to the outstanding Notes and all obligations of the Guarantors discharged with respect to their Guarantees (“Legal Defeasance”) except for:

(1) the rights of Holders of outstanding Notes to receive payments in respect of the principal of, or interest or premium and Additional Interest, if any, on, such Notes when such payments are due from the trust referred to below;

(2) the Issuer’s obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3) the rights, powers, trusts, duties and immunities of the Trustee, and the Issuer’s and the Guarantors’ obligations in connection therewith; and

(4) the Legal Defeasance provisions of the Indenture.

In addition, the Issuer may, at its option and at any time, elect to have the obligations of the Issuer and the Guarantors released (“Covenant Defeasance”) with respect to the covenants described under “—Redemption—Mandatory Redemption Upon Certain Equity Issuances,” “—Repurchase at the Option of Holders—Change of Control,” “—Repurchase at the Option of Holders—Asset Sales,” “—Repurchase at the Option of Holders—Intercompany Loan Refinancing,” and “—Certain Covenants” and with respect to certain Events of Default (including bankruptcy default with respect to Significant Subsidiaries, cross-default and judgment default) and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including nonpayment and bankruptcy, receivership, rehabilitation and insolvency events with respect to the Issuer) described under “—Events of Default and Remedies” will no longer constitute an Event of Default with respect to the Notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1) the Issuer must irrevocably deposit with the Trustee, in trust, for the benefit of the holders of the Notes, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient (without consideration of any reinvestment of interest), in the opinion of a nationally recognized investment bank, appraisal firm or firm of independent public accountants, to pay the principal of, or interest and premium and Additional Interest, if any, on, the outstanding Notes on the stated date for payment thereof or on the applicable redemption date, as the case may be, and the Issuer must specify whether the Notes are being defeased to such stated date for payment or to a particular redemption date;

(2) in the case of Legal Defeasance, the Issuer must deliver to the Trustee an Opinion of Counsel confirming that (a) the Issuer has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the Issue Date, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel will confirm that, the holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, the Issuer must deliver to the Trustee an Opinion of Counsel confirming that the holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under, any material agreement (including, without limitation, the Credit Agreement) or instrument (other than the Indenture) to which the Issuer or any of its Subsidiaries is a party or by which the Issuer or any of its Subsidiaries is bound;

(5) the Issuer must deliver to the Trustee an Officers’ Certificate stating that the deposit was not made by the Issuer with the intent of preferring the holders of Notes over the other creditors of the Issuer with the intent of defeating, hindering, delaying or defrauding any creditors of the Issuer or others; and

(6) the Issuer must deliver to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Amendment, Supplement and Waiver

Subject to certain exceptions below, the Indenture, the Notes or the Guarantees, if any, may be amended or supplemented with the consent of the holders of at least a majority in aggregate principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes), and any existing Default or Event of Default or compliance with any provision of the Indenture or the Notes or the Guarantees may be waived with the consent of the holders of a majority in aggregate principal amount of the then outstanding Notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes).

Without the consent of each holder of Notes affected, an amendment, supplement or waiver may not (with respect to any Notes held by a non-consenting holder):

(1) reduce the principal amount of Notes whose holders must consent to an amendment, supplement or waiver;

(2) reduce the principal of or change the fixed maturity of any Note or alter the provisions with respect to the redemption of the Notes as described under the caption “—Redemption—Optional Redemption” or “—Redemption— Mandatory Redemption Upon Certain Equity Issuances” (other than provisions relating to the notice period for consummating a redemption of the Notes);

(3) reduce the rate of or change the time for payment of interest, including default interest, on any Note;

(4) waive a Default or Event of Default in the payment of principal of, or interest or premium, or Additional Interest, if any, on, the Notes (except a rescission of acceleration of the Notes by the holders of at least a majority in aggregate principal amount of the then outstanding Notes and a waiver of the payment default that resulted from such acceleration);

(5) make any note payable in money other than that stated in the Notes;

(6) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of holders of Notes to receive payments of principal of, or interest or premium or Additional Interest, if any, on, the Notes;

(7) make the Notes subordinated in right of payment to any other obligations;

(8) make any change in the preceding amendment and waiver provisions; or

(9) after the obligation to make an Asset Sale Offer, Intercompany Loan Refinancing Offer or Change of Control Offer, as applicable, arises, amend, change or modify the obligations of the Issuer to make and consummate an Asset Sale Offer with respect to any Asset Sale in accordance with the “Repurchase at the Option of Holders—Asset Sales” covenant, obligations of the Issuer to make and consummate an Intercompany Loan Refinancing Offer with respect to any Intercompany Loan Refinancing in accordance with the “Repurchase at the Option of Holders—Intercompany Loan Refinancing” covenant or obligation of the Issuer to make and consummate a Change of Control Offer in the event of a Change of Control in accordance with the “Repurchase at the Option of Holders—Change of Control” covenant including, in each case, amending, changing or modifying any definition relating thereto.

Notwithstanding the preceding, without the consent of any holder of Notes, the Issuer, the Guarantors, if any, and the Trustee, upon its receipt of an Issuer order, may amend or supplement the Indenture, the Notes or the Guarantees:

(1) to cure any ambiguity, defect or inconsistency;

(2) to provide for uncertificated Notes in addition to or in place of certificated Notes;

(3) to provide for the assumption of the Issuer’s or a Guarantor’s obligations to holders of Notes and Guarantees in the case of a merger or consolidation or sale of all or substantially all of the Issuer’s or such Guarantor’s assets, as applicable;

(4) to make any change that would provide any additional rights or benefits to the holders of Notes or that does not adversely affect the legal rights under the Indenture of any such holder;

(5) to comply with requirements of the SEC in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act;

(6) to conform the text of the Indenture, the Guarantees or the Notes to any provision under the heading “Description of the Exchange Notes” in the Offering Memorandum;

(7) to allow any Guarantor to execute a supplemental indenture and/or a Guarantee with respect to the Notes; or

(8) in the event that PIK Notes are issued in certificated form, to make appropriate amendments to the Indenture to reflect an appropriate minimum denomination of certificated PIK Notes and establish minimum redemption amounts for certificated PIK Notes.

In connection with any amendment, the Trustee shall be entitled to receive an Officer’s Certificate and Opinion of Counsel each stating that such amendment is authorized or permitted by the terms of the Indenture and that all conditions precedent to such amendment required by the Indenture have been complied with.

Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect as to all Notes issued thereunder, when:

(1) either:

(a) all Notes that have been authenticated, except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment money has been deposited in trust and thereafter repaid to the Issuer, have been delivered to the Trustee for cancellation; or

(b) all Notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and the Issuer or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the holders, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the Notes not delivered to the Trustee for cancellation for principal, premium and Additional Interest, if any, and accrued interest to the date of maturity or redemption;

(2) no Default or Event of Default has occurred and is continuing on the date of the deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Issuer or any Guarantor is a party or by which the Issuer or any Guarantor is bound;

(3) the Issuer or any Guarantor has paid or caused to be paid all sums payable by it under the Indenture; and

(4) the Issuer has delivered irrevocable instructions to the Trustee under the Indenture to apply the deposited money toward the payment of the Notes at maturity or on the redemption date, as the case may be.

In addition, the Issuer must deliver an Officers’ Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Concerning the Trustee

If the Trustee becomes a creditor of the Issuer or any Guarantor, the Indenture limits the right of the Trustee to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue as Trustee (if the Indenture has been qualified under the Trust Indenture Act) or resign.

The holders of a majority in aggregate principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default occurs and is continuing, the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any holder of Notes, unless such holder has offered to the Trustee indemnity, security or prefunding satisfactory to it against any loss, liability or expense.

Additional Information

Anyone who receives this prospectus may obtain a copy of the Indenture without charge by writing to American Renal Associates Holdings, Inc., 66 Cherry Hill Drive, Beverly, MA 01915, Attention: General Counsel.

Certain Definitions

Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all defined terms used therein, as well as any other capitalized terms used herein for which no definition is provided.

“Acquired Debt” means, with respect to any specified Person:

(1) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Restricted Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Restricted Subsidiary of, such specified Person; and

(2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Additional Interest” means all additional interest then owing pursuant to the Registration Rights Agreement.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control,” as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” have correlative meanings. No Person in whom a Receivables Subsidiary makes an Investment in connection with a Qualified Receivables Transaction will be deemed to be an Affiliate of the Issuer or any of its Subsidiaries solely by reason of such Investment.

“Applicable Premium” has the meaning set forth under “—Redemption—Optional Redemption.”

“ARH” means American Renal Holdings Inc.

“Asset Sale” means:

(1) the sale, lease (other than operating leases), conveyance or other disposition of any assets or rights outside of the ordinary course of business; provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of the Issuer and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the Indenture described above under the caption “—Repurchase at the Option of Holders—Change of Control” and/or the provisions described above under the caption “—Certain Covenants—Merger, Consolidation or Sale of Assets” and not by the provisions of the Asset Sale covenant; and

(2) the issuance of Equity Interests in any of the Issuer’s Restricted Subsidiaries or the sale of Equity Interests in any of its Restricted Subsidiaries (other than directors’ qualifying Equity Interests or Equity Interests required by applicable law to be held by a Person other than the Issuer or a Restricted Subsidiary).

Notwithstanding the preceding, none of the following items will be deemed to be an Asset Sale:

(1) any single transaction or series of related transactions that involves assets having a Fair Market Value of less than $5.0 million;

(2) a transfer of assets between or among the Issuer and its Restricted Subsidiaries;

(3) an issuance or sale of Equity Interests of a Restricted Subsidiary of the Issuer to the Issuer or to a Restricted Subsidiary of the Issuer or of a Qualified Restricted Subsidiary to Strategic Investors in connection with the start-up of such Qualified Restricted Subsidiary;

(4) the sale or lease of products, services or accounts receivable (including at a discount) in the ordinary course of business and any sale or other disposition of damaged, worn-out, negligible, surplus or obsolete assets in the ordinary course of business;

(5) the sale or other disposition of Cash Equivalents;

(6) a Restricted Payment that does not violate the covenant described above under the caption “—Certain Covenants—Restricted Payments” or a Permitted Investment;

(7) the sale or disposition of any assets or property received as a result of a foreclosure by the Issuer or any of its Restricted Subsidiaries on any secured Investment or any other transfer of title with respect to any secured Investment in default;

(8) the licensing of intellectual property in the ordinary course of business or in accordance with industry practice;

(9) surrender or waiver of contract rights or the settlement, release or surrender of contract, tort or other claims of any kind;

(10) leases or subleases to third persons in the ordinary course of business that do not interfere in any material respect with the business of the Issuer or any of its Restricted Subsidiaries;

(11) transfers of accounts receivable and related assets of the type specified in the definition of Qualified Receivables Transaction (or a fractional undivided interest therein) by a Receivables Subsidiary in a Qualified Receivables Transaction;

(12) any sale or disposition deemed to occur in connection with creating or granting any Permitted Liens (but not the sale or other disposition of the property subject to such Permitted Lien);

(13) any disposition of an account receivable in connection with the collection or compromise thereof; and

(14) any Intercompany Loan Refinancing if and to the extent the proceeds thereof are utilized as described in “—Repurchase at the Option of Holders—Intercompany Loan Refinancing.”

“Asset Sale Offer” has the meaning assigned to that term in the Indenture governing the Notes.

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only after the passage of time.

“Board of Directors” means:

(1) with respect to a corporation, the board of directors of the corporation or any committee thereof duly authorized to act on behalf of such board;

(2) with respect to a partnership, the board of directors or board of managers of the general partner of the partnership;

(3) with respect to a limited liability company, the managing member or members or any controlling committee of managing members thereof; and

(4) with respect to any other Person, the board or committee of such Person serving a similar function.

“Capital Lease Obligation” means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet prepared in accordance with GAAP, and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be prepaid by the lessee without payment of a penalty.

“Capital Stock” means:

(1) in the case of a corporation, corporate stock;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests; and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, but excluding from all of the foregoing any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock.

“Cash Equivalents” means:

(1) United States dollars or, in the case of any Restricted Subsidiary which is not a Domestic Subsidiary, any other currencies held from time to time in the ordinary course of business;

(2) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality of the United States government (provided that the full faith and credit of the United States is pledged in support of those securities) having maturities of not more than 12 months from the date of acquisition;

(3) direct obligations issued by any state of the United States of America or any political subdivision of any such state, or any public instrumentality thereof, in each case having maturities of not more than 12 months from the date of acquisition;

(4) certificates of deposit and eurodollar time deposits with maturities of 12 months or less from the date of acquisition, bankers’ acceptances with maturities not exceeding 12 months and overnight bank deposits, in each case, with any lender party to the Credit Agreement or with any domestic commercial bank that has capital and surplus of not less than $500.0 million;

(5) repurchase obligations with a term of not more than one year for underlying securities of the types described in clauses (2) and (4) above entered into with any financial institution meeting the qualifications specified in clause (4) above;

(6) commercial paper having one of the two highest ratings obtainable from Moody’s Investors Service, Inc. or Standard & Poor’s Rating Services and, in each case, maturing within 12 months after the date of acquisition; and

(7) money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (6) of this definition or money market funds that comply with the criteria set forth in SEC Rule 2a-7 under the Investment Company Act of 1940, as amended.

“Change of Control” means the occurrence of any of the following:

(1) the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of the Issuer and its Subsidiaries taken as a whole to any “person” (as that term is used in Section 13(d) of the Exchange Act) other than Permitted Holders;

(2) the consummation of any transaction (including, without limitation, any merger or consolidation), the result of which is that any “person” (as defined above), other than Permitted Holders, becomes the Beneficial Owner, directly or indirectly, of 50% or more of the Voting Stock of the Issuer, measured by voting power rather than number of shares; provided, however, for purposes of this clause (2), each Person will be deemed to beneficially own any Voting Stock of another Person held by one or more of its Subsidiaries; or

(3) the Issuer ceases to beneficially own (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision) directly or indirectly 100% of the issued and outstanding Capital Stock of ARH other than in a transaction which complies with the provisions described under “—Certain Covenants—Merger, Consolidation or Sale of Assets.”

“Change of Control Offer” has the meaning assigned to that term in the Indenture governing the Notes.

“Consolidated EBITDA” means, with respect to any specified Person for any period, Consolidated Net Income for such Person for such period plus

(a) without duplication and to the extent deducted in determining such Consolidated Net Income for such period, the sum of:

(i) consolidated interest expense (and solely for purposes of calculating the Fixed Charge Coverage Ratio, other Fixed Charges) of the Issuer and its Restricted Subsidiaries for such period and, to the extent not reflected in such total interest expense, increased by payments made in respect of Hedging Obligations or other derivative instruments entered into for the purpose of hedging interest rate risk, minus any payments received in respect of such Hedging Obligations or other derivative instruments,

(ii) consolidated tax expense of the Issuer and its Restricted Subsidiaries based on income, profits or capital, including state, franchise, capital and similar taxes and withholding taxes paid or accrued during such period,

(iii) all amounts attributable to depreciation and amortization expense of the Issuer and its Restricted Subsidiaries for such period,

(iv) any Non-Cash Charges for such period,

(v) costs associated with the Transactions (to the extent applicable to such Person and its Subsidiaries) made or incurred by such Person and its Restricted Subsidiaries in connection with the Transactions for such period that are paid, accrued or reserved for within 365 days of the consummation of the Transactions,

(vi) any restructuring charges (including restructuring costs related to acquisitions after the Issue Date and to closure or consolidation of facilities) for such period and any “Specified Payments” as defined in Schedule 11.2(a)(vi) to the Merger Agreement made during such period,

(vii) any unusual or nonrecurring fees, cash charges and other cash expenses for such period (A) made or incurred by the Issuer and its Restricted Subsidiaries in connection with any acquisition or investment not prohibited by the Indenture, including severance, relocation and facilities closing costs, including any earnout payments, whether or not accounted for as such, that are paid, accrued or reserved for within 365 days of such transaction, or (B) incurred in connection with the issuance of Equity Interests or Indebtedness,

(viii) cash expenses incurred during such period in connection with an acquisition not prohibited by the Indenture to the extent that such expenses are reimbursed in cash during such period pursuant to indemnification provisions of any agreement relating to such transaction,

(ix) periodic management fees that are permitted by clause (13)(ii) under the covenant described under “—Certain Covenants—Transactions with Affiliates,”

(x) cash expenses incurred during such period in connection with extraordinary casualty events to the extent such expenses are reimbursed in cash by insurance during such period, and

(xi) the amount of any minority interest expense consisting of Restricted Subsidiary income attributable to minority equity interests of third parties in any non-Wholly Owned Restricted Subsidiary to the extent the Indebtedness owed by such Restricted Subsidiary is included in the Indebtedness of the Issuer; minus

(b) without duplication and, in the case of clause (ii) below, to the extent included in determining such Consolidated Net Income,

(i) any cash payments made during such period in respect of Non-Cash Charges described in clause (a)(iv) taken in a prior period or taken in such period,

(ii) any non-cash items of income for such period (other than the accrual of revenue or recording of receivables in the ordinary course of business); provided that (I) in no event shall any charge, expense or loss relating to write-downs, write-offs or reserves with respect to current assets be added back and (II) the aggregate amount added back pursuant to clauses (vi) and (vii) shall not exceed 10% of Consolidated EBITDA (calculated before giving effect to such clauses) for any period.

“Consolidated Leverage Ratio” means, as of any date of determination, the ratio of (1) Consolidated Net Debt as of such date after giving effect to all incurrences and repayments of Indebtedness to occur on such date to (2) the Issuer’s Consolidated EBITDA for the Measurement Period calculated on a Pro Forma Basis.

“Consolidated Net Debt” means, as of any date, (a) the aggregate principal amount of Indebtedness of the type specified in clauses (a), (b) and (g) of the definition thereof of the Issuer and its Restricted Subsidiaries outstanding as of such date determined on a consolidated basis or is owing by Restricted Subsidiaries, minus (b) the amount of unrestricted cash and Cash Equivalents held, on such date, by the Issuer, minus (c) the amount of unrestricted cash and Cash Equivalents held, on such date, by any Restricted Subsidiary, up to, the greater of (x) the aggregate principal amount of Indebtedness of such Restricted Subsidiary included in clause (a) of this definition and (y) the amount of such unrestricted cash and Cash Equivalents of such Restricted Subsidiary times the percentage of such Restricted Subsidiary owned directly or indirectly by the Issuer.

“Consolidated Net Income” means, with respect to any specified Person for any period, the aggregate of the Net Income attributable to such specified Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that:

(1) the Net Income (and net loss) of any other Person (other than a Restricted Subsidiary of such Person) in which such Person or any of its Restricted Subsidiaries has an ownership interest will be excluded, except to the extent that any such Net Income is actually received in cash by such Person or a Restricted Subsidiary of such Person in the form of dividends or similar distributions in respect of such period;

(2) the cumulative effect of a change in accounting principles will be excluded;

(3) the amortization of any premiums, fees or expenses incurred in connection with the Transactions or any amounts required or permitted by Accounting Principles Board Opinions No. 16 (including non-cash write-ups and non-cash charges relating to inventory and fixed assets, in each case arising in connection with the Transactions) and No. 17 (including non-cash charges relating to intangibles and goodwill), in each case in connection with the Transactions, will be excluded;

(4) any gain or loss, together with any related provision for taxes on such gain or loss, realized in connection with: (a) any sales of assets out of the ordinary course of business (it being understood that a sale of assets comprising discontinued operations shall be deemed a sale of assets out of the ordinary course of business); or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries will be excluded;

(5) any extraordinary gain or loss, together with any related provision for taxes on such extraordinary gain or loss, will be excluded;

(6) income or losses attributable to discontinued operations (including without limitation, operations disposed during such period whether or not such operations were classified as discontinued) will be excluded;

(7) any non-cash charges (i) attributable to applying the purchase method of accounting in accordance with GAAP, (ii) resulting from the application of FAS 142 or FAS 144, and (iii) relating to the amortization of intangibles resulting from the application of FAS 141, will be excluded;

(8) all non-cash charges relating to employee benefit or other management or stock compensation plans of such Person or a Restricted Subsidiary of such Person (excluding any such non-cash charge to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense incurred in a prior period) will be excluded to the extent that such non-cash charges are deducted in computing such Consolidated Net Income; provided, further, that if such Person or any Restricted Subsidiary of such Person makes a cash payment in respect of such non-cash charge in any period, such cash payment will (without duplication) be deducted from the Consolidated Net Income of such Person for such period;

(9) all unrealized gains and losses relating to hedging transactions and mark-to-market of Indebtedness denominated in foreign currencies resulting from the application of FAS 52 shall be excluded;

(10) solely for the purpose of the clause 3(a) of the covenant described above under the caption “—Certain Covenants—Restricted Payments,” the Net Income for such period of any Restricted Subsidiary of such Person (other than ARH, any Guarantor or any guarantor under the Senior Secured Notes) shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of its Net Income is not at the date of determination permitted without any prior governmental approval (which has not been obtained) or, directly or indirectly, by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule, or governmental regulation applicable to that Restricted Subsidiary or its stockholders, except to the extent such restriction with respect to the payment of dividends or similar distributions has been legally waived; and

(11) Consolidated Net Income of ARH or the Issuer shall be reduced by the amount of any payments made by ARH or the Issuer, respectively, described in clause (2) of the definition of “Permitted Payments to Parent.”

“Contribution Indebtedness” means Indebtedness of the Issuer or any Restricted Subsidiary in an aggregate principal amount not to exceed the aggregate net cash proceeds received by the Issuer after the date of the Indenture from the sale of its Equity Interests (other than Disqualified Stock) or as a contribution to its common equity capital (in each case, other than to or from a Subsidiary of the Issuer); provided that such Indebtedness (a) is incurred within 180 days after the sale of such Equity Interests or the making of such capital contribution and (b) is designated as “Contribution Indebtedness” pursuant to an Officers’ Certificate delivered to the Trustee within one business day of the date of its incurrence. Any sale of Equity Interests or capital contribution that forms the basis for an incurrence of Contribution Indebtedness will not be considered to be a sale of Capital Stock and will be disregarded for purposes of the “Restricted Payments” covenant.

“Credit Agreement” means that certain Credit Agreement, dated as of May 7, 2010, by and among ARH, as borrower, guarantors party thereto, Bank of America, N.A., as administrative agent and collateral agent, and various lenders from time to time party thereto, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and, in each case, as amended, restated, modified, renewed, refunded, replaced (whether upon or after termination or otherwise) or refinanced from time to time.

“Credit Facilities” means one or more debt facilities (including, without limitation, the Credit Agreement) or commercial paper facilities or indentures, in each case, with banks or other institutional lenders providing for revolving credit loans, notes, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit or any other Indebtedness, in each case, as amended, restated, modified, renewed, refunded, replaced (whether upon or after termination or otherwise) or refinanced (including by means of sales of debt securities and including any amendment, restatement, modification, renewal, refunding, replacement or refinancing that increases the amount borrowed thereunder or extends the maturity thereof) in whole or in part from time to time.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Designated Noncash Consideration” means any non-cash consideration received by the Issuer or a Restricted Subsidiary in connection with an Asset Sale that is designated as Designated Noncash Consideration pursuant to an Officers’ Certificate.

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case, at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date that is 91 days after the date on which the Notes mature. Notwithstanding the preceding sentence, (x) any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require the Issuer or the Subsidiary that issued such Capital Stock to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that the Issuer may not repurchase such Capital Stock unless the Issuer would be permitted to do so in compliance with the covenant described under “—Certain Covenants—Restricted Payments,” (y) any Capital Stock that would constitute Disqualified Stock solely as a result of any redemption feature that is conditioned upon, and subject to, compliance with the covenant described above under “—Certain Covenants—Restricted Payments” will not constitute Disqualified Stock and (z) any Capital Stock issued to any plan for the benefit of employees will not constitute Disqualified Stock solely because it may be required to be repurchased by the Issuer or the Subsidiary that issued such Capital Stock in order to satisfy applicable statutory or regulatory obligations. The amount of Disqualified Stock deemed to be outstanding at any time for purposes of the

Indenture will be the maximum amount that the Issuer and its Restricted Subsidiaries may become obligated to pay upon the maturity of, or pursuant to any mandatory redemption provisions of, such Disqualified Stock, exclusive of accrued dividends.

“Domestic Subsidiary” means any Restricted Subsidiary of the Issuer that was formed under the laws of the United States or any state of the United States.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Exchange Act” means the Securities Exchange Act of 1934, as amended and the rules and regulations of the SEC promulgated thereunder.

“Exchange Notes” means the notes issued in the Exchange Offer pursuant to the Registration Rights Agreement.

“Exchange Offer” has the meaning set forth for such term in the Registration Rights Agreement.

“Excluded Contributions” means net cash proceeds, marketable securities or Qualified Proceeds received by the Issuer from (i) contributions to its equity capital (other than Disqualified Stock) or (ii) the sale (other than to a Subsidiary of the Issuer or to any management equity plan or stock option plan or any other management or employee benefit plan or agreement of the Issuer) of Equity Interests (other than Disqualified Stock) of the Issuer, in each case designated as Excluded Contributions pursuant to an Officers’ Certificate on the date such capital contributions are made or the date such Equity Interests are sold, as the case may be, that are excluded from the calculation set forth in clause (3) of the first paragraph under “—Certain Covenants—Restricted Payments.”

“Existing Indebtedness” means Indebtedness (other than the Indebtedness under the Credit Agreement and Indebtedness owed to the Issuer or any of its Subsidiaries), existing on the Issue Date.

“Fair Market Value” means the value that would be paid by a willing buyer to an unaffiliated willing seller in a transaction not involving distress or necessity of either party, determined in good faith by the Board of Directors, chief executive officer or chief financial officer of the Issuer (unless otherwise provided in the Indenture).

“Financing Transactions” means (i) the offering of the outstanding notes and (ii) the payment of a dividend by the Issuer in an aggregate amount up to (x) the net proceeds of such offering plus (y) the cash and cash equivalents held by the Issuer on the Issue Date.

“Fixed Charge Coverage Ratio” means, with respect to any specified Person at any date of determination, the ratio of the Consolidated EBITDA of such Person for the Measurement Period to the Fixed Charges of such Person for the Measurement Period, in each case, calculated on a Pro Forma Basis. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, guarantees, repays, repurchases, redeems, defeases or otherwise discharges any Indebtedness (other than ordinary working capital borrowings) or issues, repurchases or redeems preferred stock or Disqualified Stock subsequent to the commencement of the Measurement Period, then the Fixed Charge Coverage Ratio will be calculated giving pro forma effect to such incurrence, assumption, Guarantee, repayment, repurchase, redemption, defeasance or other discharge of Indebtedness, or such issuance, repurchase or redemption of preferred stock or Disqualified Stock, and the use of the proceeds therefrom, as if the same had occurred at the beginning of the Measurement Period.

“Fixed Charges” means, with respect to any specified Person for any period, the sum, without duplication, of:

(1) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, net of interest income, whether paid or accrued, including, without limitation, original issue discount, non-cash interest payments, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net of the effect of all cash payments made or received pursuant to Hedging Obligations in respect of interest rates, and excluding (v) amortization of deferred financing costs, (w) accretion or accrual of discounted liabilities not constituting Indebtedness, (x) any expense resulting from the discounting of any Indebtedness in connection with the application of purchase accounting in connection with any acquisition, (y) any expensing of bridge, commitment and other financing fees and (z) to the extent included in Fixed Charges, the portion of consolidated interest expense of such Person and its Restricted Subsidiaries attributable to Fixed Charges incurred in connection with the acquisition of discontinued operations; plus

(2) any interest on Indebtedness of another Person that is Guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, but only to the extent such Guarantee or Lien is called upon; plus

(3) the product of (A) all cash dividends paid on any series of preferred stock of such Person or any of its Restricted Subsidiaries (other than to the Issuer or any Restricted Subsidiary), in each case, determined on a consolidated basis in accordance with GAAP, multiplied by (B) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of the Issuer and its Restricted Subsidiaries expressed as a decimal.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the Issue Date. For the purposes of the Indenture, the term “consolidated” with respect to any Person shall mean such Person consolidated with its Restricted Subsidiaries, and shall not include any Unrestricted Subsidiary, but the interest of such Person in an Unrestricted Subsidiary will be accounted for as an Investment.

“Government Securities” means direct obligations of, or obligations guaranteed by, the United States of America (including any agency or instrumentality thereof) and the payment for which the United States pledges its full faith and credit.

“guarantee” of or by any Person (the “guarantor”) means any obligation, contingent or otherwise, of the guarantor guaranteeing or having the economic effect of guaranteeing any Indebtedness or other obligation of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, and including any obligation of the guarantor, direct or indirect, (a) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation or to purchase (or to advance or supply funds for the purchase of) any security for the payment thereof, (b) to purchase or lease property, securities or services for the purpose of assuring the owner of such Indebtedness or other obligation of the payment thereof, (c) to maintain working capital, equity capital or any other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay such Indebtedness or other obligation or (d) as an account party or applicant in respect of any letter of credit or letter of guaranty issued to support such Indebtedness or obligation, provided that the term “guarantee” shall not include endorsements for collection or deposit in the ordinary course of business. The amount of any guarantee of any guarantor shall be deemed to be the lower of (a) an amount equal to the stated or determinable amount of the primary obligation in respect of which the guarantee is made and (b) the maximum amount for which such guarantor may be liable pursuant to the terms of the instrument embodying such guarantee.

“Guarantee” means the guarantee by each Guarantor of the Issuer’s obligations under the Indenture and the Notes.

“Guarantee Agreement” means a supplemental indenture or a notation of guarantee, in a form satisfactory to the Trustee, pursuant to which a Guarantor guarantees the Issuer’s obligations with respect to the Notes on the terms provided for in the Indenture.

“Guarantors” means the Subsidiary Guarantors, if any.

“Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under:

(1) interest rate swap agreements (whether from fixed to floating or from floating to fixed), interest rate cap agreements and interest rate collar agreements;

(2) other agreements or arrangements designed to manage interest rates or interest rate risk; and

(3) other agreements or arrangements designed to protect such Person against fluctuations in currency exchange rates or commodity prices.

“Holder” means any registered holder, from time to time, of the Notes.

“Indebtedness” of any Person means, without duplication, (a) all obligations of such Person for borrowed money, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of such Person under conditional sale or other title retention agreements relating to property acquired by such Person, (d) all obligations of such Person in respect of the deferred purchase price of property or services (excluding trade accounts payable and accrued obligations incurred in the ordinary course of business), (e) all obligations of others secured by any Lien on property owned or acquired by such Person, whether or not the obligations secured thereby have been assumed, but limited, in the event such secured obligations are nonrecourse to such Person, to the fair value of such property, (f) all Guarantees by such Person of the Indebtedness of any other Person, (g) all Capital Lease Obligations of such Person, (h) all reimbursement obligations of such Person as an account party or applicant in respect of letters of credit and letters of guaranty, (i) all obligations, contingent or otherwise, of such Person in respect of bankers’ acceptances and (j) all obligations of such Person in respect of Disqualified Stock. The Indebtedness of any Person shall include the Indebtedness of any other entity (including any partnership in which such Person is a general partner) to the extent such Person is liable therefor as a result of such Person’s ownership interest in or other relationship with such entity, except to the extent the terms of such Indebtedness provide that such Person is not liable therefor. For the avoidance of doubt, any right of Strategic Investors in an Qualified Restricted Subsidiary to require the Issuer or any Qualified Restricted Subsidiary to repurchase the Equity Interests in such Qualified Restricted Subsidiary held by such Strategic Investors does not constitute Indebtedness.

“Intercompany Loan Refinancing” has the meaning given to such term in clause (16) of the second paragraph of the covenant under “—Certain Covenants—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.”

“Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including guarantees or other obligations), advances or capital contributions (excluding accounts receivable, trade credit, advances to customers and commission, travel, relocation and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet (excluding the footnotes) prepared in accordance with GAAP. If the Issuer or any Restricted Subsidiary of the Issuer sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of the Issuer such that, after giving effect to any such sale or disposition, such Person is no longer a Subsidiary of the Issuer, the Issuer will be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of the Issuer’s Investments in such Subsidiary that were not sold or disposed of in an amount determined as provided in the penultimate paragraph of the covenant described above under the caption “—Certain Covenants—Restricted Payments.” The acquisition by the Issuer or any Restricted Subsidiary of the Issuer of a Person that holds an Investment in a third Person will not be deemed to be an Investment by the Issuer or such Restricted Subsidiary in such third Person, unless such third Person’s Investment was made in contemplation of the acquisition by the Issuer or a Restricted Subsidiary, in which case it shall be an Investment in an amount equal to the Fair Market Value of the Investments held by the acquired Person in such third Person in an amount determined as provided in the penultimate paragraph of the covenant described above under the caption “—Certain Covenants—Restricted Payments.” The outstanding amount of any Investment shall be the original cost thereof, reduced by all returns on such Investment (including dividends, interest, distributions, returns of principal and profits on sale).

“Issue Date” means the date the Notes are first issued under the Indenture.

“Issuer” means American Renal Associates Holdings, Inc.

“Lien” means, with respect to any asset, (a) any mortgage, deed of trust, lien, pledge, hypothecation, encumbrance, charge or security interest in, on or of such asset and (b) the interest of a vendor or a lessor under any conditional sale agreement, capital lease or title retention agreement (or any financing lease having substantially the same economic effect as any of the foregoing) relating to such asset.

“Make-Whole Redemption Date” has the meaning set forth under “—Redemption—Optional Redemption.”

“Management Agreements” means the management, service or similar agreements pursuant to which the Issuer or any of its Qualified Restricted Subsidiaries manages the assets and businesses of any of its Restricted Subsidiaries.

“Measurement Period” means, at any date of determination, the period of four full fiscal quarters for which internal financial statements are available immediately preceding such date.

“Merger Agreement” means the Agreement and Plan of Merger by and among, inter alia, American Renal Holdings Intermediate Company, LLC (formerly known as C.P. Atlas Intermediate Holdings, LLC), the Issuer, (formerly known as C.P. Atlas Holdings Company, Inc.), Pamlico Capital I, L.P. (formerly known as Wachovia Capital Partners GP I, LLC) and selling shareholders named therein, dated as of March 22, 2010, as amended or modified from time to time prior to May 7, 2010.

“Merger Transaction” means the transactions contemplated by the Merger Agreement and the other related transactions described in ARH’s filing with the SEC on Form S-4 (registration 333-170376).

“Net Income” means, with respect to any specified Person, the net income (loss) attributable to such Person (which shall exclude, for the avoidance of doubt, the income (loss) attributable to minority interests), determined in accordance with GAAP and before any reduction in respect of preferred stock dividends.

“Net Proceeds” means the aggregate cash proceeds received by the Issuer or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale, including, without limitation, legal, accounting and investment banking fees, payments made in order to obtain a necessary consent or required by applicable law, and sales commissions, and any relocation expenses incurred as a result of the Asset Sale, taxes paid or payable as a result of the Asset Sale, including taxes resulting from the transfer of the proceeds of such Asset Sale to the Issuer, in each case, after taking into account:

(1) any available tax credits or deductions and any tax sharing arrangements;

(2) any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP;

(3) any reserve for adjustment in respect of any liabilities associated with the asset disposed of in such transaction and retained by the Issuer or any Restricted Subsidiary after such sale or other disposition thereof;

(4) any distributions and other payments required to be made to minority interest holders in Subsidiaries or joint ventures as a result of such Asset Sale; and

(5) in the event that a Restricted Subsidiary consummates an Asset Sale and makes a pro rata payment of dividends to all of its stockholders from any cash proceeds of such Asset Sale, the amount of dividends paid to any stockholder other than the Issuer or any other Restricted Subsidiary, provided that any net proceeds of an Asset Sale by a Restricted Subsidiary that are subject to legal or contractual restrictions on repatriation to the Issuer will not be considered Net Proceeds for so long as such proceeds are subject to such restrictions, provided, however, that any such contractual restrictions on repatriation were not entered into in contemplation of such Asset Sale.

“Non-Cash Charges” means (a) losses on asset sales, disposals or abandonments, (b) any impairment charge or asset write-off or write-down related to intangible assets, goodwill, long-lived assets, and investments in debt and equity securities pursuant to GAAP, (c) all losses from investments recorded using the equity method, (d) stock-based awards compensation expense, and (e) other non-cash charges (provided that if any non-cash charges, expenses and write-downs referred to in this clause (e) represent an accrual or reserve for potential cash items in any future period, the cash payment in respect thereof in such future period shall be subtracted from Consolidated EBITDA to such extent, and excluding amortization of a prepaid cash item that was paid in a prior period).

“Non-Recourse Debt” means Indebtedness:

(1) as to which neither the Issuer nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable as a guarantor or (c) otherwise constitutes the lender;

(2) no default with respect to which (including any rights that the holders of the Indebtedness may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness of the Issuer or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment of such other Indebtedness to be accelerated or payable prior to its Stated Maturity; and

(3) as to which the lenders have been notified in writing or have agreed in writing (in the agreement relating thereto or otherwise) that they will not have any recourse to the stock or assets of the Issuer or any of its Restricted Subsidiaries.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

“Offering Memorandum” means the confidential Offering Memorandum dated March 1, 2011, used in connection with the offering of the outstanding notes.

“Officer” means any of the following of the Issuer: the Chairman of the Board of Directors, the Chief Executive Officer, the Chief Financial Officer, the President, any Vice President, the Treasurer or the Secretary.

“Officers’ Certificate” means a certificate signed by two Officers.

“Opinion of Counsel” means a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be an employee of or counsel to the Issuer.

“Permitted Debt” has the meaning given to such term in the second paragraph of the covenant under “—Certain Covenants—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.”

“Permitted Business” means (i) any business engaged in by the Issuer or any of its Restricted Subsidiaries on the Issue Date, and (ii) any business or other activities that are reasonably similar, ancillary, complementary or related to, or a reasonable extension, development or expansion of, the businesses in which the Issuer and its Restricted Subsidiaries are engaged on the Issue Date.

“Permitted Holder” means the Sponsor and its Affiliates (other than portfolio companies or holding companies of other portfolio companies).

“Permitted Investments” means:

(1) any Investment in the Issuer or any Restricted Subsidiary of the Issuer;

(2) any Investment in Cash Equivalents;

(3) any Investment by the Issuer or any Restricted Subsidiary of the Issuer in a Person (other than the Issuer or a Restricted Subsidiary of the Issuer) that is engaged as its primary business in a Permitted Business, if as a result of such Investment:

(a) such Person becomes a Restricted Subsidiary of the Issuer; or

(b) such Person, in one transaction or a series of transactions, is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Issuer, or a Restricted Subsidiary of the Issuer;

(4) any Investment received in connection with a disposition of assets not constituting an Asset Sale;

(5) any Investment solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of the Issuer or any parent of the Issuer;

(6) any Investments received in compromise, settlement or resolution of (A) obligations of trade debtors or customers that were incurred in the ordinary course of business of the Issuer or any of its Restricted Subsidiaries, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade debtor or customer, (B) litigation, arbitration or other disputes with Persons who are not Affiliates or (C) as a result of a foreclosure by the Issuer or any Restricted Subsidiary with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(7) Investments represented by Hedging Obligations entered into to protect against fluctuations in interest rates, exchange rates and commodity prices;

(8) any Investment in payroll, travel and similar advances to cover business-related travel expenses, moving expenses or other similar expenses, in each case incurred in the ordinary course of business;

(9) Investments in receivables owing to the Issuer or any Restricted Subsidiary if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as the Issuer or any such Restricted Subsidiary deems reasonable under the circumstances;

(10) Investments in prepaid expenses, negotiable instruments held for collection and lease, utility and workers compensation, performance and similar deposits entered into as a result of the operations of the business in the ordinary course of business;

(11) obligations of one or more officers or other employees of the Issuer or any of its Restricted Subsidiaries in connection with such officer’s or employee’s acquisition of shares of Capital Stock of the Issuer or Holdings or Capital Stock of any direct or indirect parent company of the Issuer so long as no cash or other assets are paid by the Issuer or any of its Restricted Subsidiaries to such officers or employees in connection with the acquisition of any such obligations;

(12) loans or advances to and guarantees provided for the benefit of employees made in the ordinary course of business of the Issuer or the Restricted Subsidiary of the Issuer in an aggregate principal amount not to exceed $2.0 million at any one time outstanding;

(13) Investments existing as of the Issue Date or an Investment consisting of any extension, modification or renewal of any Investment existing as of the Issue Date (excluding any such extension, modification or renewal involving additional advances, contributions or other investments of cash or property or other increases thereof unless it is a result of the accrual or accretion of interest or original issue discount or payment-in-kind pursuant to the terms, as of the Issue Date, of the original Investment so extended, modified or renewed) and pursuant to any binding commitment outstanding as of the Issue Date;

(14) repurchases of the Notes;

(15) the acquisition by a Receivables Subsidiary in connection with a Qualified Receivables Transaction of Equity Interests of a trust or other Person established by such Receivables Subsidiary to effect such Qualified Receivables Transaction; and any other Investment by the Issuer or a Subsidiary of the Issuer in a Receivables Subsidiary or any Investment by a Receivables Subsidiary in any other Person in connection with a Qualified Receivables Transaction customary for such transactions;

(16) Investments not otherwise permitted by the foregoing clauses in an amount, taken together with all other Investments made pursuant to this clause, not to exceed, in the aggregate at any time outstanding, the greater of (i) $20.0 million and (ii) 3.75% of Total Assets at the time of any Investment pursuant to this clause;

(17) Investments consisting of amounts potentially due from a seller of property in an acquisition that (i) relate to customary post-closing adjustments with respect to accounts receivable, accounts payable and similar items typically subject to post-closing adjustments in similar transactions and (ii) are outstanding for a period of one hundred twenty (120) days or less following the closing of such acquisition;

(18) good faith deposits in connection with any acquisition, joint venture or acquisition of assets and escrowed money in connection with Asset Sales, acquisitions or joint ventures;

(19) Investments of a Restricted Subsidiary of the Issuer acquired after the Issue Date or of a Person merged into, amalgamated with or consolidated with a Restricted Subsidiary of the Issuer in a transaction that is not prohibited by the covenant described under “—Certain Covenants—Merger, Consolidation or Sale of Assets” after the Issue Date to the extent that such Investments were not made in contemplation of such acquisition, merger, amalgamation or consolidation and were in existence on the date of such merger, acquisition, amalgamation or consolidation;

(20) any investment in a Receivables Subsidiary or any Investment by a Receivables Subsidiary in any other Person in connection with a Qualified Receivables Transaction, including, without limitation, Investments of funds held in accounts permitted or required by the arrangements governing such Qualified Receivables Transaction or any related indebtedness; and

(21) guarantees of obligations (other than Indebtedness) incurred by Qualified Restricted Subsidiaries in the ordinary course of business and not otherwise prohibited by the Indenture.

“Permitted Liens” means:

(1) Liens in favor of the Issuer or any Subsidiary Guarantor;

(2) Liens on property or assets of a Person, existing at the time such Person is merged with or into, consolidated with or acquired by the Issuer or any Restricted Subsidiary of the Issuer; provided that such Liens were in existence prior to, and were not incurred in contemplation of, such merger, consolidation or acquisition and do not extend to any assets other than those of the Person merged into, consolidated with or acquired by the Issuer or such Subsidiary, plus renewals and extensions of such Liens on the same assets;

(3) Liens on property (including Capital Stock) existing at the time of acquisition of the property by the Issuer or any Restricted Subsidiary of the Issuer; provided that such Liens were in existence prior to such acquisition, and were not incurred in contemplation of, such acquisition, plus renewals and extensions of such Liens on the same assets;

(4) Liens (including deposits and pledges) to secure the performance of public or statutory obligations, progress payments, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

(5) Liens to secure Purchase Money Indebtedness permitted by clause (18) of the definition of “Permitted Debt” covering only the assets acquired, constructed or improved with or financed by such Indebtedness;

(6) Liens existing on the Issue Date (other than Liens in favor of the lenders under the Credit Agreement), plus renewals and extensions of such Liens on the same assets;

(7) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded; provided that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor;

(8) Liens imposed by law, such as carriers’, warehousemen’s, landlord’s, materialmen’s, laborers’, employees’, suppliers’ and mechanics’ Liens, in each case, incurred in the ordinary course of business;

(9) survey exceptions, title defects, encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property that do not materially interfere with the ordinary conduct of the business of the Issuer and its Subsidiaries, taken as a whole;

(10) Liens securing Indebtedness or other obligations of a Restricted Subsidiary owing to the Issuer or another Restricted Subsidiary permitted to be incurred in accordance with the covenant described under “—Certain Covenants— Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(11) Liens to secure any Permitted Refinancing Indebtedness permitted to be incurred under the Indenture; provided, however, that the new Lien shall be limited to all or part of the same property and assets that secured or, under the written agreements pursuant to which the original Lien arose, could secure the original Indebtedness (plus improvements and accessions to, such property or proceeds or distributions thereof);

(12) Liens securing Indebtedness that does not exceed $2.5 million at any one time outstanding, and Obligations in respect thereof;

(13) [Reserved];

(14) security for the payment of workers’ compensation, unemployment insurance, other social security benefits or other insurance-related obligations (including, but not limited to, in respect of deductibles, self-insured retention amounts and premiums and adjustments thereto) entered into in the ordinary course of business;

(15) deposits or pledges in connection with bids, tenders, leases and contracts (other than contracts for the payment of money) entered into in the ordinary course of business;

(16) zoning restrictions, easements, licenses, reservations, provisions, encroachments, encumbrances, protrusion permits, servitudes, covenants, conditions, waivers, restrictions on the use of property or minor irregularities of title (and with respect to leasehold interests, mortgages, obligations, liens and other encumbrances incurred, created, assumed or permitted to exist and arising by, through or under a landlord or owner of the leased property, with or without consent of the lessee), in each case, not materially interfering with the ordinary conduct of the business of the Issuer and its Subsidiaries, taken as a whole;

(17) leases, subleases, licenses or sublicenses to third parties entered into in the ordinary course of business;

(18) Liens securing Hedging Obligations entered into to protect against fluctuations in interest rates, exchange rates and commodity prices permitted under the Indenture;

(19) Liens arising out of judgments, decrees, orders or awards (to the extent not constituting an Event of Default) in respect of which the Issuer shall in good faith be prosecuting an appeal or proceedings for review which appeal or proceedings shall not have been finally terminated, or if the period within which such appeal or proceedings may be initiated shall not have expired;

(20) Liens on Capital Stock of an Unrestricted Subsidiary that secure Indebtedness or other obligation of such Unrestricted Subsidiary;

(21) Liens securing Treasury Management Obligations;

(22) any Liens arising from the precautionary filing of Uniform Commercial Code financing statements regarding leases;

(23) Liens (i) of a collection bank arising under Section 4-210 of the Uniform Commercial Code on items in the course of collection and (ii) in favor of banking institution encumbering deposits (including the right of set-off) and which are within the general parameters customary in the banking industry;

(24) Liens encumbering reasonable customary initial deposits and margin deposits and similar Liens attaching to brokerage accounts incurred in the ordinary course of business and not for speculative purposes;

(25) Liens on assets of any Restricted Subsidiary securing Indebtedness of such Restricted Subsidiary (other than any guarantee of Indebtedness of the Issuer);

(26) Liens created or deemed to exist by the establishment of trusts for the purpose of satisfying government reimbursement program costs and other actions or claims pertaining to the same or related matters or other medical reimbursement programs;

(27) Liens solely on any cash earned money deposits made by the Issuer or any Restricted Subsidiary with any letter of intent or purchase agreement permitted hereunder;

(28) [Reserved]; and

(29) Liens incurred in connection with a Qualified Receivables Transaction (which, in the case of the Issuer and its Restricted Subsidiaries (other than Receivables Subsidiaries), shall be limited to receivables and related assets referred to in the definition of “Qualified Receivables Transaction”).

“Permitted Payment Restriction” means, with respect to any Subsidiary, any restriction that (i) becomes effective only upon the occurrence of (x) specified events under its charter or (y) a default by such Subsidiary in the payment of principal of or interest, a bankruptcy default, a default on any financial covenant or any other material event of default, in each case on Indebtedness that was incurred by such Subsidiary in compliance with the covenant under “—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and (ii) does not materially impair the Issuer’s ability to make scheduled payments of cash interest and fees and to make required principal payments on the Notes, as determined in good faith by the Board of Directors.

“Permitted Payments to Parent” means, with respect to any Person:

(1) payments, directly or indirectly, to any direct or indirect parent company of such Person to be used by such direct or indirect parent company of such Person to pay (x) consolidated, combined or similar Federal, state and local taxes payable by such parent company and directly attributable to (or arising as a result of) the operations of such Person and its Subsidiaries and (y) franchise or similar taxes and fees of such parent company required to maintain such parent company’s corporate or other existence; provided that:

(a) the amount of such dividends, distributions or advances paid shall not exceed the amount (x) that would be due with respect to a consolidated, combined or similar federal, state or local tax return for the Issuer and its Subsidiaries if the Issuer were the parent of such group for federal, state and local tax purposes plus (y) the actual amount of such franchise or similar taxes and fees of such parent company required to maintain such parent company’s corporate or other existence, each as applicable; and

(b) such payments are used by such parent company for such purposes within 90 days of the receipt of such payments;

(2) payments, directly or indirectly, to any direct or indirect parent company of such Person if the proceeds thereof are used to pay general corporate and overhead expenses (including salaries and other compensation of employees) incurred in the ordinary course of its business or of the business of such other parent company of such Person as a direct or indirect holding company for such Person or used to pay fees and expenses (other than to Affiliates) relating to any unsuccessful debt or equity financing, in each case, only to the extent directly attributable to the operations of the Issuer and its Restricted Subsidiaries; and

(3) so long as no Default exists at the time of such payment or would result therefrom, payments, directly or indirectly, to any direct or indirect parent company of such Person if the proceeds thereof are used to pay amounts payable to the Permitted Holders to the extent permitted by clause (13) of “—Transactions with Affiliates,” solely to the extent such amounts are not paid directly by such Person or any of its Subsidiaries; provided that any accelerated payment of periodic management fees under the Sponsor Management Agreement (other than upon termination thereof upon an initial public offering of common stock, or change of control, of such Person or any direct or indirect parent company of such Person) shall constitute a Restricted Payment (whether or not such payment is made by the Issuer directly or through a dividend or distribution to the parent company) not permitted by this clause (3) and shall be permitted only if such Person would be permitted to make a Restricted Payment under another exception under the “Restricted Payments” covenant.

“Permitted Refinancing Indebtedness” means any Indebtedness of the Issuer or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, renew, refund, refinance, replace, defease or discharge other Indebtedness of the Issuer or any of its Restricted Subsidiaries; provided that:

(1) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness extended, renewed, refunded, refinanced, replaced, defeased or discharged (plus all accrued interest on the Indebtedness and the amount of all fees, commissions, discounts and expenses, including premiums, incurred in connection therewith);

(2) either (a) such Permitted Refinancing Indebtedness has a final maturity date equal to or later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, renewed, refunded, refinanced, replaced, defeased or discharged or (b) all scheduled payments on or in respect of such Permitted Refinancing Indebtedness (other than interest payments) shall be at least 91 days following the final scheduled maturity of the Notes;

(3) if the Indebtedness being extended, renewed, refunded, refinanced, replaced, defeased or discharged is subordinated in right of payment to the Notes, such Permitted Refinancing Indebtedness is subordinated in right of payment to the Notes on terms at least as favorable to the Holders of Notes as those contained in the documentation governing the Indebtedness being extended, renewed, refunded, refinanced, replaced, defeased or discharged;

(4) such Indebtedness is incurred by the Issuer if the obligor on the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged is the Issuer; and

(5) such Indebtedness is only secured if and to the extent and with the priority the Indebtedness being extended, renewed, refunded, refinanced, replaced, defeased or discharged is secured or would be permitted to be secured under the covenant described under the caption “—Liens”.

“Person” means any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, governmental authority or other entity.

“Pro Forma Basis” means, with respect to any calculation for any Measurement Period:

(1) Investments, acquisitions, mergers, consolidations and dispositions that have been made by the specified Person or any of its Restricted Subsidiaries, or any Person or any of its Restricted Subsidiaries acquired by, merged or consolidated with the specified Person or any of its Restricted Subsidiaries, and including any related financing transactions and including increases in ownership of Restricted Subsidiaries, during such Measurement Period or subsequent to the Measurement Period and on or prior to the date for which the calculation is being made (the “Calculation Date”) will be given pro forma effect, including giving effect to Pro Forma Cost Savings, as if they had occurred on the first day of the Measurement Period;

(2) for purposes of the Fixed Charge Coverage Ratio, the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date;

(3) any Person that is a Restricted Subsidiary on the Calculation Date will be deemed to have been a Restricted Subsidiary at all times during such Measurement Period;

(4) any Person that is not a Restricted Subsidiary on the Calculation Date will be deemed not to have been a Restricted Subsidiary at any time during such Measurement Period; and

(5) if any Indebtedness bears a floating rate of interest, the interest expense on such Indebtedness will be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire Measurement Period (taking into account any Hedging Obligation applicable to such Indebtedness).

The calculations above shall be made in good faith by a responsible financial or accounting officer of the Issuer and shall take into account any Hedging Obligations of the Issuer and its Restricted Subsidiaries. Interest on a Capital Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of the Issuer to be the rate of interest implicit in such Capital Lease Obligation in accordance with GAAP. For purposes of making the computation referred to above, interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a euro currency interbank offered rate, or other rate, shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as the Issuer may designate.

“Pro Forma Cost Savings” means, with respect to any period, the reduction in net costs and related adjustments that were directly attributable to an acquisition, merger, consolidation or disposition that (i) occurred during the four-quarter reference period or subsequent to the four-quarter reference period and on or prior to the date of determination and calculated on a basis that is consistent with Regulation S-X under the Securities Act as in effect and applied as of May 7, 2010, (ii) were actually implemented within 12 months after the date of the acquisition, merger, consolidation or disposition and prior to the date of determination that are supportable and quantifiable by the underlying accounting records of such business or (iii) the Issuer reasonably determines are probable based upon specifically identifiable actions to be taken within 12 months of the date of the acquisition, merger, consolidation or disposition and, in the case of each of (i), (ii) and (iii), are described, as provided below, in an Officers’ Certificate, as if all such reductions in costs had been effected as of the beginning of such period. Pro Forma Cost Savings described above shall be accompanied by an Officers’ Certificate delivered to the Trustee from the chief financial officer of the Issuer that outlines the actions taken or to be taken, the net cost savings achieved or to be achieved from such actions and that, in the case of clause (iii) above, such savings have been determined to be probable.

“Purchase Money Indebtedness” means Indebtedness, including Capital Lease Obligations, Disqualified Stock or preferred stock of the Issuer or any Restricted Subsidiary incurred for the purpose of financing all or any part of the purchase price of assets used in the business of the Issuer or any Restricted Subsidiary or the cost of installation, construction or improvement thereof; provided, however, that (1) the amount of such Indebtedness shall not exceed such purchase price or cost and (2) such Indebtedness shall be incurred within 90 days after such acquisition of such asset by the Issuer or such Restricted Subsidiary or such installation, construction or improvement.

“Qualified Capital Stock” means any Capital Stock that is not Disqualified Stock.

“Qualified Equity Issuance” means an underwritten public equity offering of Qualified Capital Stock of the Issuer or any direct or indirect parent company of the Issuer (which for the avoidance of doubt shall not include the Sponsors) pursuant to an effective registration statement under the Securities Act that yields Qualified Equity Issuance Net Proceeds to either the Issuer or any direct or indirect parent company of the Issuer, of at least $25.0 million, whether or not, in the case of a Qualified Equity Issuance by any direct or indirect parent company of the Issuer, such Qualified Equity Issuance Net Proceeds are contributed to the capital of the Issuer, other than (x) any such public sale to any entity that is an Affiliate of the Issuer and (y) any public offering registered on Form S-8.

“Qualified Equity Issuance Net Proceeds” means the aggregate cash proceeds received by the Issuer or any parent of the Issuer in respect of any Qualified Equity Issuance, net of the direct costs, fees and expenses relating to such Qualified Equity Issuance (including legal, accounting, transfer agent, printing and investment banking fees, filing fees of the SEC or FINRA, and brokerage and sales commissions), and any taxes paid or payable as a result thereof.

“Qualified Proceeds” means any of the following or any combination of the following:

(1) cash or Cash Equivalents;

(2) the Fair Market Value of assets that are used or useful in the Permitted Business; and

(3) the Fair Market Value of the Capital Stock of any Person engaged primarily in a Permitted Business if, in connection with the receipt by the Issuer or any of its Restricted Subsidiaries of such Capital Stock, such Person becomes a Subsidiary Guarantor or a Qualified Restricted Subsidiary or such Person is merged or consolidated into the Issuer or a Subsidiary Guarantor or a Qualified Restricted Subsidiary; provided that (i) for purposes of clause (3) of the first paragraph under “—Certain Covenants—Restricted Payments,” Qualified Proceeds shall not include Excluded Contributions and (ii) the amount of Qualified Proceeds shall be reduced by the amount of payments made in respect of the applicable transaction which are permitted under clause (13)(i) of the covenant described under “—Certain Covenants—Transactions with Affiliates.”

“Qualified Receivables Transaction” means any transaction or series of transactions entered into by the Issuer or any of its Subsidiaries pursuant to which the Issuer or any of its Subsidiaries sells, conveys or otherwise transfers, or grants a security interest, to:

(1) a Receivables Subsidiary (in the case of a transfer by the Issuer or any of its Subsidiaries, which transfer may be effected through the Issuer or one or more of its Subsidiaries); and

(2) if applicable, any other Person (in the case of a transfer by a Receivables Subsidiary), in each case, in any accounts receivable (including health care insurance receivables), instruments, chattel paper, general intangibles and similar assets (whether now existing or arising in the future, the “Receivables”) of the Issuer or any of its Subsidiaries, and any assets related thereto, including, without limitation, all collateral securing such Receivables, all contracts, contract rights and all guarantees or other obligations in respect of such Receivables, proceeds of such Receivables and any other assets, which are customarily transferred or in respect of which security interests are customarily granted in connection with receivables financings and asset securitization transactions of such type, together with any related transactions customarily entered into in receivables financings and asset securitizations, including servicing arrangements. All determinations under the Indenture as to whether a particular provision in respect of a receivables transaction is customary shall be made by the Issuer in good faith (which determination shall be conclusive).

“Qualified Restricted Subsidiary” means a majority-owned Restricted Subsidiary or a Wholly Owned Restricted Subsidiary that satisfies each of the following requirements: (1) except for Permitted Payment Restrictions, there are no consensual encumbrances or restrictions, directly or indirectly, on the ability of such Restricted Subsidiary to (a) pay dividends or make any other distributions on its equity interest to the Issuer or a Restricted Subsidiary or pay any Indebtedness owed to the Issuer or a Restricted Subsidiary or (b) make any loans or advances to the Issuer or a Restricted Subsidiary; (2) the Equity Interests of such Restricted Subsidiary are owned by the Issuer and/or one or more of its Qualified Restricted Subsidiaries (without giving effect to the proviso in this definition) and, if it is not a Wholly Owned Restricted Subsidiary, one or more of (A) Strategic Investors, (B) directors of such Restricted Subsidiary (only to the extent holding directors’ qualifying shares) and (C) any other Person to the extent ownership by such other Person is required as a result of changes in law occurring after the Issue Date; and (3) the primary business of such Restricted Subsidiary is a Permitted Business; provided that, so long as the laws or regulations of the State of New York require that membership interests in limited liability companies that own dialysis clinics in the State of New York be owned by individuals, a Restricted Subsidiary that operates one or more clinics located only in the State of New York shall be deemed a Qualified Restricted Subsidiary if (i) the requirements of clause (1) and (3) of this definition are satisfied, (ii) a majority of its Equity Interests are owned by an officer of the Issuer who is party to a written contract with the Issuer or a Restricted Subsidiary pursuant to which the Issuer or such Restricted Subsidiary shall have the right to repurchase all of such Equity Interests owned by such officer for a nominal amount, and (iii) the Issuer or a Restricted Subsidiary receives dividends and distributions from such Restricted Subsidiary as if it owned all of the Equity Interests owned by such officer.

“Receivables Fees” means distributions or payments made directly or by means of discounts with respect to any participation interest issued or sold in connection with, and other fees paid to a Person that is not a Restricted Subsidiary in connection with, any Qualified Receivables Transaction.

“Receivables Repurchase Obligation” means any obligation of a seller of receivables in a Qualified Receivables Transaction to repurchase receivables arising as a result of a breach of a representation, warranty or covenant or otherwise, including as a result of a receivable or portion thereof becoming subject to any asserted defense, dispute, off-set or counterclaim of any kind as a result of any action taken by, any failure to take action by or any other event relating to the seller.

“Receivables Subsidiary” means a Subsidiary of the Issuer which engages in no activities other than in connection with the financing of accounts receivable and in businesses related or ancillary thereto and that is designated by the Board of Directors of the Issuer (as provided below) as a Receivables Subsidiary (A) no portion of the Indebtedness or any other Obligations (contingent or otherwise) of which:

(1) is guaranteed by the Issuer or any Subsidiary of the Issuer (excluding guarantees of Obligations (other than the principal of, and interest on, Indebtedness) pursuant to Standard Securitization Undertakings);

(2) is recourse to or obligates the Issuer or any Subsidiary of the Issuer in any way other than pursuant to Standard Securitization Undertakings; or

(3) subjects any property or asset of the Issuer or any Subsidiary of the Issuer (other than accounts receivable and related assets as provided in the definition of Qualified Receivables Transaction), directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to Standard Securitization Undertakings; and (B) with which neither the Issuer nor any Subsidiary of the Issuer has any material contract, agreement, arrangement or understanding other than on terms no less favorable to the Issuer or such Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Issuer, other than as may be customary in a Qualified Receivables Transaction including for fees payable in the ordinary course of business in connection with servicing accounts receivable; and (C) with which neither the Issuer nor any Subsidiary of the Issuer has any obligation to maintain or preserve such Subsidiary’s financial condition or cause such Subsidiary to achieve certain levels of operating results other than pursuant to representations, warranties, covenants and indemnities entered into in connection with a

Qualified Receivables Transaction. Any such designation by the Board of Directors of the Issuer will be evidenced to the Trustee by filing with the Trustee a certified copy of the resolution of the Board of Directors of the Issuer giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing conditions.

“Registration Rights Agreement” means (i) the Registration Rights Agreement dated the Issue Date by and among the Issuer, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Barclays Capital Inc., as amended, supplemented or otherwise modified from time to time and (ii) any other registration rights agreement entered into in connection with an issuance of Additional Notes in a private offering after the Issue Date.

“Replacement Preferred Stock” means any Disqualified Stock of the Issuer or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to redeem, refund, refinance, replace or discharge any Disqualified Stock of the Issuer or any of its Restricted Subsidiaries (other than intercompany Disqualified Stock); provided that such Replacement Preferred Stock (i) is issued by the Issuer or by the Restricted Subsidiary who is the Issuer of the Disqualified Stock being redeemed, refunded, refinanced, replaced or discharged, (ii) does not have an initial liquidation preference in excess of the liquidation preference plus accrued and unpaid dividends on the Disqualified Stock being redeemed, refunded, refinanced, replaced or discharged and (iii) does not require redemption, repurchase or discharge at any time prior to the date on which the Disqualified Stock being redeemed, refunded, refinanced, replaced or discharged is required to be redeemed, repurchased or discharged.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary. Unless otherwise specified, references to Restricted Subsidiaries shall refer to Restricted Subsidiaries of the Issuer.

“Secured Notes” means the $250.0 million aggregate principal amount of 8.375% Senior Secured Notes due 2018 issued by ARH.

“Secured Notes Indenture” means the indenture dated May 7, 2010 governing the Secured Notes.

“Significant Subsidiary” means any Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02(w)(1) or (2) of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the Issue Date. For purposes of determining whether an Event of Default has occurred, if any group of Restricted Subsidiaries as to which a particular event has occurred and is continuing at any time would be, taken as a whole, a “Significant Subsidiary” then such event shall be deemed to have occurred with respect to a Significant Subsidiary.

“Sponsor” means Centerbridge Capital Partners, L.P.

“Sponsor Management Agreement” means the Management Agreement between ARH and the Sponsor dated as of May 7, 2010.

“Standard Securitization Undertakings” means representations, warranties, covenants and indemnities entered into by the Issuer or any Subsidiary of the Issuer which the Issuer has determined in good faith to be customary in a Qualified Receivables Transaction including, without limitation, those relating to the servicing of the assets of a Receivables Subsidiary, it being understood that any Receivables Repurchase Obligation shall be deemed to be a Standard Securitization Undertaking.

“Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the documentation governing such Indebtedness, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Strategic Investors” means physicians, hospitals, health systems, other healthcare providers, other healthcare companies and other similar strategic joint venture partners which joint venture partners are, directly or indirectly, actively involved in the day-to-day operations of providing dialysis-related services, or, in the case of physicians, that have retired therefrom, individuals who are former owners or employees of dialysis clinics purchased by the Issuer, any of its Restricted Subsidiaries, and consulting firms that receive common stock solely as consideration for consulting services performed.

“subsidiary” means, with respect to any Person (the “parent”) at any date, any corporation, limited liability company, partnership, association or other entity the accounts of which would be consolidated with those of the parent in the parent’s consolidated financial statements if such financial statements were prepared in accordance with GAAP as of such date.

“Subsidiary” means any subsidiary of the Issuer.

“Subsidiary Guarantors” means the Restricted Subsidiaries of the Issuer that have executed and delivered a Guarantee of the Notes pursuant to the terms of the Indenture and their respective successors and assigns, in each case, until the Guarantee of such Person has been released in accordance with the provisions of the Indenture.

“Total Assets” means the total consolidated assets of the Issuer and its Restricted Subsidiaries as set forth on the most recent consolidated balance sheet of the Issuer and its Restricted Subsidiaries prepared in accordance with GAAP.

“Transactions” means the Financing Transactions and the Merger Transaction.

“Treasury Management Obligations” means obligations under any agreement governing the provision of treasury or cash management services, including deposit accounts, funds transfer, automated clearinghouse, zero balance accounts, returned check concentration, controlled disbursement, lockbox, account reconciliation and reporting and trade finance services.

“Treasury Rate” has the meaning set forth under “—Redemption—Optional Redemption.”

“Unrestricted Subsidiary” means any Subsidiary of the Issuer that is designated by the Board of Directors of the Issuer as an Unrestricted Subsidiary pursuant to a resolution of the Board of Directors and any Subsidiary of an Unrestricted Subsidiary.

The Issuer may designate any Subsidiary of the Issuer (including any existing Subsidiary and any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Equity Interests or Indebtedness of, or owns or holds any Lien on, any property of, the Issuer or any Subsidiary of the Issuer (other than solely any Subsidiary of the Subsidiary to be so designated); provided that

(1) such designation complies with the covenants described under “Certain Covenants—Restricted Payments”;

(2) each of (a) the Subsidiary to be so designated and (b) its Subsidiaries has not at the time of designation, and does not thereafter, incur any Indebtedness other than Non-Recourse Debt;

(3) is not party to any agreement, contract, arrangement or understanding with the Issuer or any Restricted Subsidiary of the Issuer unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Issuer or such Restricted Subsidiary than those permitted under the covenant described above under the caption “—Certain Covenants—Transactions with Affiliates”;

(4) is a Person with respect to which neither the Issuer nor any of its Restricted Subsidiaries has any direct or indirect obligation to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results; and

(5) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Issuer or any of its Restricted Subsidiaries.

“Voting Stock” of any specified Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2) the then outstanding principal amount of such Indebtedness.

“Wholly Owned Restricted Subsidiary” of any specified Person means a Restricted Subsidiary of such Person all of the outstanding Capital Stock or other ownership interest of which (other than directors’ qualifying shares) will at that time be owned by such Person or by one or more Wholly Owned Restricted Subsidiaries of such Person.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE EXCHANGE OFFER

The following is a summary of the material U.S. federal income tax consequences of the exchange of the outstanding notes for the exchange notes in the exchange offer. The exchange of outstanding notes for exchange notes in the exchange offer will not constitute a taxable event to holders for U.S. federal income tax purposes. Consequently, you will not recognize gain or loss upon receipt of an exchange note, the holding period of the exchange note will include the holding period of the outstanding note for which it was exchanged and the basis of the exchange note will be the same as the basis of the outstanding note immediately before the exchange.

In any event, persons considering the exchange of outstanding notes for exchange notes should consult their own tax advisors concerning the U.S. federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

CERTAIN ERISA CONSIDERATIONS

The following is a summary of certain considerations associated with the purchase of the notes and exchange notes by employee benefit plans that are subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”) or provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code (collectively, “Similar Laws”), and entities whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”).

General fiduciary matters

ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (an “ERISA Plan”) and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of an ERISA Plan or the management or disposition of the assets of an ERISA Plan, or who renders investment advice for a fee or other compensation to an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan.

In considering an investment in the notes and exchange notes using a portion of the assets of any Plan, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any Similar Law relating to a fiduciary’s duties to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws.

Prohibited transaction issues

Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of an ERISA Plan that engages in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code. The acquisition and/or holding of notes or exchange notes by an ERISA Plan with respect to which the issuer, an initial purchaser, or a guarantor is considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the U.S. Department of Labor has issued prohibited transaction class exemptions, or “PTCEs,” that may apply to the acquisition and holding of the notes or exchange notes. These class exemptions include, without limitation, PTCE 84-14 respecting transactions determined by independent qualified professional asset managers, PTCE 90-1 respecting insurance company pooled separate accounts, PTCE 91-38 respecting bank collective investment funds, PTCE 95-60 respecting life insurance company general accounts and PTCE 96-23 respecting transactions determined by in-house asset managers. In addition, Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code provide relief from the prohibited transaction provisions of ERISA and Section 4975 of the Code for certain transactions between an ERISA Plan and a person that is a party in interest and/or a disqualified person (other than a fiduciary or an affiliate that, directly or indirectly, has or exercises) any discretionary authority or control or renders any investment advice with respect to the assets of any ERISA Plan involved in the transaction solely by reason of providing services to the Plan or by relationship to a service provider, provided that the ERISA Plan pays no more than adequate consideration in connection with the transaction. There can be no assurance that all of the conditions of any such exemptions will be satisfied.

Because of the foregoing, the notes and the exchange notes should not be purchased or held by any person investing “plan assets” of any Plan, unless such purchase and holding (and the exchange of notes for exchange notes) will not constitute a non-exempt prohibited transaction under ERISA and the Code or a similar violation of any applicable Similar Laws.

Representation

Accordingly, by acceptance of a note or an exchange note, each purchaser and subsequent transferee will be deemed to have represented and warranted that either (i) no portion of the assets used by such purchaser or transferee to acquire or hold the notes or the exchange notes constitutes assets of any Plan or (ii) the acquisition and holding of the notes and the exchange notes (and the exchange of notes for exchange notes) by such purchaser or transferee will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a similar violation under any applicable Similar Laws.

The foregoing discussion is general in nature and is not intended to be all-inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering acquiring the notes or exchange notes (and holding the notes or exchange notes) on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investment and whether an exemption would be applicable to the purchase and holding of the notes or exchange notes.

PLAN OF DISTRIBUTION

Each broker–dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker–dealer in connection with resales of exchange notes received in exchange for outstanding notes where the outstanding notes were acquired as a result of market–making activities or other trading activities. In addition, all dealers effecting transactions in the exchange notes may be required to deliver a prospectus.

We will not receive any proceeds from any exchange of outstanding notes for exchange notes or from any sale of exchange notes by broker–dealers. Exchange notes received by broker–dealers for their own accounts pursuant to the exchange offer may be sold from time to time in one or more transactions in the over–the–counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of these methods of resale, at market prices prevailing at the time of resale, at prices related to the prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker–dealer and/or the purchasers of any exchange notes. Any broker–dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of the exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit of any resale of exchange notes and any commissions or concessions received by these persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker–dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

We have agreed to pay all expenses incident to the exchange offer other than commissions or concessions of any brokers or dealers and, except in certain circumstances, the expenses of counsel and other advisors of the holders and will indemnify the holders of outstanding notes, including any broker–dealers, against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

Greenberg Traurig LLP will pass upon the legality of the exchange notes to be offered hereby.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The financial statements and schedule as of December 31, 2010 (successor) and 2009 (predecessor), and the related consolidated statements of operations, changes in equity, and cash flows for the period May 8, 2010 through December 31, 2010 (successor) and the related consolidated statements of operations, changes in deficit, and cash flows for the period January 1, 2010 through May 7, 2010, and for each of the two years in the period ended December 31, 2009 (predecessor), included in this prospectus and elsewhere in the registration statement have been audited by Grant Thornton LLP, independent registered public accountants, as stated in its report appearing herein.

AVAILABLE INFORMATION

We file certain reports with the Securities Exchange Commission (“the SEC”), including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. You may read and copy any materials we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C., 20549. Please call 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our SEC filings are also available to the public from the SEC’s web site at www.sec.gov.

AMERICAN RENAL ASSOCIATES HOLDINGS, INC.

Report of Independent Registered Public Accountants

Board of Directors

American Renal Associates Holdings, Inc.

We have audited the accompanying consolidated balance sheets of American Renal Associates Holdings, Inc. (a Delaware corporation) and subsidiaries (collectively the “Company”) as of December 31, 2010 (successor) and December 31, 2009 (predecessor) and the related consolidated statements of operations, changes in equity, and cash flows for the period May 8, 2010 through December 31, 2010 (successor) and the related consolidated statements of operations, changes in deficit, and cash flows for the period January 1, 2010 through May 7, 2010, and for each of the two years in the period ended December 31, 2009 (predecessor). Our audits of the basic consolidated financial statements included the financial statement schedule listed in the index on page F-1. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of American Renal Associates Holdings, Inc. and subsidiaries as of December 31, 2010 (successor) and 2009 (predecessor), and the results of their operations and their cash flows for the period May 8, 2010 through December 31, 2010 (successor) and for the period January 1, 2010 through May 8, 2010, and for each of the two years in the period ended December 31, 2009 (predecessor) in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/S/    GRANT THORNTON LLP

Boston, Massachusetts

July 21, 2011

AMERICAN RENAL ASSOCIATES HOLDINGS, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

(in thousands, except share and per share data)

	Successor	Predecessor
	December 31,
	2010	2009
Assets
Current assets:
Cash and cash equivalents	$21,179	$29,179
Accounts receivable, less allowance for doubtful accounts of $1,498 and $8,165 at December 31, 2010 and 2009, respectively	51,431	45,654
Inventories	2,331	2,294
Prepaid expenses and other current assets	4,849	2,366
Income tax receivable	1,458	—
Deferred tax asset	9,138	4,845

Total current assets	90,386	84,338
Property and equipment, net	62,742	59,405
Deferred financing costs, net	4,973	1,044
Intangible assets, net	38,511	1,418
Other long-term assets	1,592	3,319
Goodwill	501,790	24,198

Total assets	$699,994	$173,722

Liabilities and Equity (Deficit)
Current liabilities:
Accounts payable	$21,401	$18,158
Accrued compensation and benefits	8,909	7,170
Accrued expenses and other current liabilities	19,613	15,646
Amount due to sellers	5,083	—
Current portion of long-term debt	4,096	14,309
Current portion of capital lease obligations	48	334

Total current liabilities	59,150	55,617
Long-term debt, less current portion	245,594	64,261
Capital lease obligations, less current portion	162	214
Other long-term liabilities	2,881	7,664
Deferred tax liabilities	13,807	4,548
Series X mandatorily redeemable preferred stock	—	62,799

Commitments and contingencies (notes K and P)

Noncontrolling interests subject to put provisions	44,236	38,431

Equity (Deficit):
Series A convertible preferred stock, $.001 par value, 7,300,000 shares authorized, issued and outstanding at December 31, 2009 (liquidation value of $74,322 at December 31, 2009)	—	7
Series B convertible preferred stock, $.001 par value, 10,700,000 shares authorized; 2,675,000 shares issued and outstanding at December 31, 2009 (liquidation value of $18,524 at December 31, 2009)	—	3
Preferred stock, $.01 par value, 1,000,000 shares authorized, none issued and outstanding at December 31, 2010	—	—
Common stock, $.0005 par value, 39,982,000 shares authorized at December 31, 2009; 1,330,250 shares issued and 1,083,350 shares outstanding at December 31, 2009 and $0.01 par value, 11,000,000 shares authorized, 8,857,565 issued and outstanding at December 31, 2010	88	1
Additional paid-in capital	191,199	23,704
Notes receivable from stockholders	—	(735)
Accumulated deficit	(9,763)	(97,784)
Treasury stock, at cost, 246,900 common shares held at December 31, 2009 and no shares held at December 31, 2010	—	(1,065)

Total American Renal Associates Holdings, Inc. equity (deficit)	181,524	(75,869)
Noncontrolling interests not subject to put provisions	152,640	16,057

Total equity (deficit)	334,164	(59,812)

Total liabilities and equity (deficit)	$699,994	$173,722

See the accompanying notes to the consolidated financial statements.

AMERICAN RENAL ASSOCIATES HOLDINGS, INC. AND SUBSIDIARIES

Consolidated Statements of Operations

(in thousands)

	Successor	Predecessor
	May 8, 2010 through December 31, 2010	January 1, 2010 through May 7, 2010	Year ended December 31,
			2009	2008
Net operating revenues	$202,761	$102,094	$262,989	$217,777

Operating expenses:
Patient care costs	130,558	66,042	170,826	141,810
General and administrative	22,517	10,016	24,819	19,944
Merger and transaction-related costs	15,783	7,378	—	—
Depreciation and amortization	10,746	4,429	12,127	9,777
Provision for (recoveries of) uncollectible accounts	1,915	(334)	3,216	4,834

Total operating expenses	181,519	87,531	210,988	176,365

Operating income	21,242	14,563	52,001	41,412
Interest expense, net	(14,821)	(5,717)	(14,948)	(13,729)

Income before income taxes	6,421	8,846	37,053	27,683
Income tax (benefit) expense	(2,260)	2,264	9,524	6,860

Net income	8,681	6,582	27,529	20,823
Less: Net income attributable to noncontrolling interests	(18,444)	(9,266)	(22,391)	(17,179)

Net (loss) income attributable to American Renal Associates Holdings, Inc.	$(9,763)	$(2,684)	$5,138	$3,644

See the accompanying notes to the consolidated financial statements.

AMERICAN RENAL ASSOCIATES HOLDINGS, INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Deficit

(in thousands, except share and per share data)

	Non- controlling interests subject to put provisions	Total American Renal Associates Holdings, Inc. Deficit													Non- controlling interests not subject to put provisions	Compre- hensive Income
		Series A Convertible Preferred Stock		Series B Convertible Preferred Stock		Common Stock		Treasury Stock		Additional Paid-in Capital	Notes Receivable from Stock- holders	Accumu- lated Deficit	Accumu- lated Other Compre- hensive Loss	Total
		Shares	Amount	Shares	Amount	Shares	Amount	Shares	Cost
Predecessor
Balance at December 31, 2007	$31,554	7,300,000	$7	2,675,000	$3	285,000	$1	5,000	$(8)	$28,607	$—	$(106,566)	$(200)	$(78,156)	$7,589
Comprehensive income:
Interest rate swap, net of tax		—	—	—	—	—	—	—	—	—	—	—	200	200		$200
Net income	4,908	—	—	—	—	—	—	—	—	—	—	3,644	—	3,644	12,271	20,823

Total comprehensive income																$21,023

Issuance of common stock		—	—	—	—	185,000	—	—	—	697	(697)	—	—	—
Purchase of common stock for treasury		—	—	—	—	—	—	183,900	(783)	—	—	—	—	(783)
Stock options exercised		—	—	—	—	592,500	—	—	—	170	—	—	—	170
Excess tax benefits from stock awards exercised		—	—	—	—	—	—	—	—	351	—	—	—	351
Interest due from note receivable		—	—	—	—	—	—	—	—	—	(16)	—	—	(16)
Stock-based compensation expense		—	—	—	—	—	—	—	—	1,482	—	—	—	1,482
Distributions to noncontrolling interests	(5,602)	—	—	—	—	—	—	—	—	—	—	—	—	—	(12,806)
Contributions from noncontrolling interests	109	—	—	—	—	—	—	—	—	—	—	—	—	—	861
Sales and assumptions of additional noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(74)
Changes in fair value of noncontrolling interests	3,912	—	—	—	—	—	—	—	—	(3,912)	—	—	—	(3,912)

Balance at December 31, 2008	$34,881	7,300,000	$7	2,675,000	$3	1,062,500	$1	188,900	$(791)	$27,395	$(713)	$(102,922)	$—	$(77,020)	$7,841

See the accompanying notes to the consolidated financial statements.

AMERICAN RENAL ASSOCIATES HOLDINGS, INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Deficit—(Continued)

(in thousands, except share and per share data)

	Non- controlling interests subject to put provisions	Total American Renal Associates Holdings, Inc. Deficit												Non- controlling interests not subject to put provisions
		Series A Convertible Preferred Stock		Series B Convertible Preferred Stock		Common Stock		Treasury Stock		Additional Paid-in Capital	Notes Receivable from Stock- holders	Accumu- lated Deficit	Total
		Shares	Amount	Shares	Amount	Shares	Amount	Shares	Cost
Balance at December 31, 2008	$34,881	7,300,000	$7	2,675,000	$3	1,062,500	$1	188,900	$(791)	$27,395	$(713)	$(102,922)	$(77,020)	$7,841
Net income	5,100	—	—	—	—	—	—	—	—	—	—	5,138	5,138	17,291
Issuance of common stock		—	—	—	—	267,750	—	—	—	96	—	—	96
Purchase of common stock for treasury		—	—	—	—	—	—	58,000	(274)	—	—	—	(274)
Adjustment for tax benefits from stock awards exercised		—	—	—	—	—	—	—	—	(204)	—	—	(204)
Interest due from note receivable		—	—	—	—	—	—	—	—	—	(22)	—	(22)
Stock-based compensation expense		—	—	—	—	—	—	—	—	1,135	—	—	1,135
Distributions to noncontrolling interests	(5,618)	—	—	—	—	—	—	—	—	—	—	—	—	(15,476)
Contributions from noncontrolling interests	292	—	—	—	—	—	—	—	—	—	—	—	—	1,303
Acquisitions of noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	—	—	5,098
Purchases of noncontrolling interests	(942)	—	—	—	—	—	—	—	—	—	—	—	—	—
Changes in fair value of noncontrolling interests	4,718	—	—	—	—	—	—	—	—	(4,718)	—	—	(4,718)	—

Balance at December 31, 2009	$38,431	7,300,000	$7	2,675,000	$3	1,330,250	$1	246,900	$(1,065)	$23,704	$(735)	$(97,784)	$(75,869)	$16,057

See the accompanying notes to the consolidated financial statements.

AMERICAN RENAL ASSOCIATES HOLDINGS, INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Deficit—(Continued)

(in thousands, except share and per share data)

	Non- controlling interests subject to put provisions	Total American Renal Associates Holdings, Inc. Equity (Deficit)												Non- controlling interests not subject to put provisions
		Series A Convertible Preferred Stock		Series B Convertible Preferred Stock		Common Stock		Note Receivable from Stock- holders	Treasury Stock		Additional Paid-in Capital	Accumu- lated Deficit	Total
		Shares	Amount	Shares	Amount	Shares	Par Value		Shares	Cost
Balance at December 31, 2009	$38,431	7,300,000	$7	2,675,000	$3	1,330,250	$1	$(735)	246,900	$(1,065)	$23,704	$(97,784)	$(75,869)	$16,057
Net income (loss)	1,942	—	—	—	—	—	—	—	—	—	—	(2,684)	(2,684)	7,324
Issuance of common stock	—	—	—	—	—	328,490	—	—	—	—	7	—	7
Adjustment for tax benefits from stock awards exercised	—	—	—	—	—	—	—	—	—	—	9,140	—	9,140
Stock-based compensation	—	—	—	—	—	—	—	—	—	—	219	—	219
Distributions to noncontrolling interests	(2,487)	—	—	—	—	—	—	—	—	—	—	—	—	(8,907)
Contributions from noncontrolling interests	128	—	—	—	—	—	—	—	—	—	—	—	—	520
Sales of noncontrolling interests	—	—	—	—	—	—	—	—	—	—	(250)	—	(250)	626
Purchases of noncontrolling interests	(1,183)	—	—	—	—	—	—	—	—	—	—	—	—	—
Change in fair value of noncontrolling interests	6,668	—	—	—	—	—	—	—	—	—	(6,668)	—	(6,668)	—

Balance at May 7, 2010	$43,499	7,300,000	$7	2,675,000	$3	1,658,740	$1	$(735)	246,900	$(1,065)	$26,152	$(100,468)	$(76,105)	$15,620

See the accompanying notes to the consolidated financial statements.

AMERICAN RENAL ASSOCIATES HOLDINGS, INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity (Deficit)—(Continued)

(in thousands, except share data)

	Non- controlling interests subject to put provisions	Total American Renal Associates Holdings, Inc. Equity (Deficit)												Non- controlling interests not subject to put provisions
		Series A Convertible Preferred Stock		Series B Convertible Preferred Stock		Common Stock		Note Receivable from Stock- holders	Treasury Stock		Additional Paid-in Capital	Accumu- lated Deficit	Total
		Shares	Amount	Shares	Amount	Shares	Par Value		Shares	Cost
Successor Entity Acquisition transaction	—	(7,300,000)	(7)	(2,675,000)	(3)	(1,658,740)	(1)	735	(246,900)	1,065	(26,152)	100,468	76,105	139,900

Successor Entity Opening Balances	$43,499	—	$—	—	$—	—	$—	—	$—	$—	$—	$—	$—	$155,520
Capital contribution	—	—	—	—	—	8,717,565	87	—	—	—	186,346	—	186,433	—
Issuance of common stock	—	—	—	—	—	140,000	1	—	—	—	2,939	—	2,940	—
Net income (loss)	4,478	—	—	—	—	—	—	—	—	—	—	(9,763)	(9,763)	13,966
Stock-based compensation	—	—	—	—	—	—	—	—	—	—	369	—	369
Parent capital costs	—	—	—	—	—	—	—	—	—	—	(137)	—	(137)
Distributions to noncontrolling interests	(4,598)	—	—	—	—	—	—	—	—	—	—	—	—	(14,705)
Contributions from noncontrolling interests	395	—	—	—	—	—	—	—	—	—	—	—	—	1,801
Acquisitions of noncontrolling interests	310													445
Sales of noncontrolling interests	40	—	—	—	—	—	—	—	—	—	251	—	251	—
Purchases of noncontrolling interests	(245)	—	—	—	—	—	—	—	—	—	1,788	—	1,788	(4,387)
Change in fair value of noncontrolling interests	357	—	—	—	—	—	—	—	—	—	(357)	—	(357)	—

Balance at December 31, 2010	$44,236	—	$—	—	$—	8,857,565	$88	—	$—	$—	$191,199	$(9,763)	$181,524	$152,640

See accompanying notes to the unaudited consolidated financial statements.

AMERICAN RENAL ASSOCIATES HOLDINGS, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(in thousands)

	Successor	Predecessor
	May 8 through December 31, 2010	January 1 through May 7, 2010	Year Ended December
			2009	2008
Operating activities
Net income	$8,681	$6,582	$27,529	$20,823
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	10,746	4,429	12,127	9,777
Amortization of deferred financing costs	973	205	1,212	611
Stock-based compensation expense	4,311	219	1,135	1,482
Excess tax benefit for stock options exercised, net	—	—	204	(351)
Change in deferred taxes	(2,652)	1,130	(108)	1,117
Accrued interest on obligations under financing agreements	—	—	377	300
Non-cash charge related to interest rate swap	—	—	—	200
Accrued interest on obligations under Series X preferred stock agreement	—	3,137	8,069	7,268
Gain on nonmonetary exchange	(339)	(114)	(611)	(542)
Non-cash rent charges	838	186	822	1,161
Loss (gain) on disposal of assets	—	—	18	(66)
Change in operating assets and liabilities, net of acquisitions:
(Increase) decrease in accounts receivable	(3,311)	(2,465)	(5,439)	(7,661)
Decrease (increase) in inventories	285	(6)	(316)	4,274
(Increase) decrease in prepaid expenses and other current assets	(289)	(1,529)	4,040	(2,573)
Decrease (increase) in other assets	3,388	23	(424)	(2,023)
Increase (decrease) in accounts payable	4,097	(855)	67	(216)
Increase (decrease) in accrued compensation and benefits	953	754	(236)	1,049
(Decrease) increase in accrued expenses and other current liabilities	(3,351)	(6,331)	4,389	1,435
Increase (decrease) in other liabilities	1,613	(70)	(1,524)	947

Net cash provided by operating activities	25,943	5,295	51,331	37,012

Investing activities
Purchases of property and equipment	(13,804)	(4,904)	(15,067)	(21,254)
Cash paid for acquisitions of dialysis centers	(1,332)	(102)	(3,964)	—
Proceeds from divestiture of dialysis center	—	—	—	507
Cash paid for predecessor entity, net of cash acquired	(249,716)	56	—	—

Net cash used in investing activities	(264,852)	(4,950)	(19,031)	(20,747)

Financing activities
Proceeds from borrowings	—	—	1,184	17,363
Payments on long-term debt	(65,896)	(5,391)	(12,001)	(7,952)
Payments on capital lease obligations	(90)	(249)	(663)	(675)
Proceeds from issuance of common stock	164,672	8	96	170
Purchase of treasury stock	—	—	(274)	(783)
Excess tax benefits from stock options exercised, net	—	—	(204)	351
Issuance of debt, net of costs	248,200	—	—	—
Debt issuance costs	(11,291)	—	—	—
Payoff of Series X mandatorily redeemable preferred stock	(68,088)	—	—	—
Distributions to noncontrolling interests	(19,303)	(11,394)	(21,094)	(18,408)
Contributions from noncontrolling interests	2,196	550	1,595	970
Purchases of noncontrolling interests	(2,844)	(1,183)	(942)	(678)
Proceeds from sales of additional noncontrolling interests	291	376	—	—

Net cash provided by (used in) financing activities	247,847	(17,283)	(32,303)	(9,642)

Net increase (decrease) in cash and cash equivalents	8,938	(16,938)	(3)	6,623
Cash and cash equivalents at beginning of period	12,241	29,179	29,182	22,559

Cash and cash equivalents at end of period	$21,179	$12,241	$29,179	$29,182

	Successor	Predecessor
	May 8 through December 31, 2010	January 1 through May 7, 2010	Year Ended December
			2009	2008
Supplemental disclosure of cash flow information
Cash paid for income taxes	$4,847	$3,340	$7,125	$7,361
Cash paid for interest	11,631	2,506	5,572	5,651

Supplemental disclosure of non-cash financing activities
Issuance of common stock in exchange for long-term notes	—	—	—	697
Issuance of notes and amounts due to sellers in connection with acquisitions	1,409	—	1,341	—
Non-controlling interest in net assets of acquisitions	755	98	5,098	—

See the accompanying notes to the consolidated financial statements.

AMERICAN RENAL ASSOCIATES HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(dollars in thousands, except per share amounts)

NOTE A—MERGER AND PRESENTATION

American Renal Associates Holdings, Inc., (“the Parent”) owns 100% of the membership units of its subsidiary American Renal Holdings Intermediate Company, LLC, which itself has no assets other than 100% of the shares of the capital stock of American Renal Holdings Inc. All of our operating activities are conducted through American Renal Holdings Inc. and its operating subsidiaries.

On March 22, 2010, American Renal Holdings Inc. (“ARH” or “the Company”) entered into a Contribution and Merger Agreement (the “Merger Agreement”) with American Renal Associates Holdings, Inc. (formerly C.P. Atlas Holdings, Inc.,), American Renal Holdings Intermediate Company, LLC (formerly C.P. Atlas Intermediate Holdings, LLC), C.P. Atlas Acquisition Corp., certain of ARH’s stockholders party thereto and Pamlico Capital I, LLC (formerly known as Wachovia Capital Partners GP I, LLC), pursuant to which C.P. Atlas Acquisition Corp. merged with and into ARH (the “Merger”) and, after which, ARH became the surviving entity and a wholly owned subsidiary of American Renal Holdings Intermediate Company, LLC, which is in turn a wholly owned subsidiary of the Parent.

American Renal Holdings Intermediate Company, LLC is an entity formed in the Merger and prior to the Merger had no assets or liabilities other than the shares of CP Atlas Acquisition Corp. and its rights and obligations under and in connection with the Merger Agreement. As a result of the Merger, all of ARH’s issued and outstanding capital stock became owned by American Renal Holdings Intermediate Company, LLC.

The parties agreed to consummate the Merger, subject to the terms and conditions set forth in the Merger Agreement, for an aggregate purchase price of $415 million, subject to adjustments for working capital, indebtedness, certain specified liabilities and certain tax savings. The aggregate purchase price of approximately $415 million for the Merger, plus related fees and expenses, was funded by the equity investment by Centerbridge Capital Partners, L.P. and its affiliates (“Centerbridge”) as well as from certain members of management and the net proceeds from the offering of $250.0 million of Senior Secured Notes (the “Senior Secured Notes”) due 2018 which bear interest at 8.375%. The Merger and the financing transaction described above are collectively referred to herein as the “Transactions.” See Note I for a summary of the terms of the Senior Secured Notes.

A reconciliation of the base price to the acquisition-date fair value of consideration is as follows:

Base Price	$415,000
Adjustment for cash and working capital	11,233
Acquisition-related deferred consideration	17,015
Post-combination service compensation	(4,035)

Acquisition-date fair value of consideration	$439,213

The Transactions were consummated on May 7, 2010. Although ARH continued as the surviving corporation and same legal entity after the Merger, the accompanying consolidated financial statements are presented for two periods: predecessor and successor, which relate to the periods preceding the Merger and the period succeeding the Merger, respectively. The Merger resulted in a new basis of accounting beginning on May 8, 2010 and the financial reporting periods are presented as follows:

•

The year ended December 31, 2010 includes the predecessor period of the Company from January 1, 2010 to May 7, 2010 and the successor period, reflecting the Merger of ARH and Parent, from May 8, 2010 to December 31, 2010.

•

The 2009 periods presented are predecessor. The consolidated financial statements for all predecessor periods have been prepared using the historical basis of accounting for the Company. As a result of the Merger and the associated acquisition accounting, the consolidated financial statements of the successor are not comparable to periods preceding the Merger.

Total fees and expenses related to the Transactions aggregated approximately $28.5 million consisting of $23.2 million of acquisition costs and $5.3 million of deferred financing costs. Of the $23.2 million, $7.4 million was recognized in the predecessor period and $15.8 million was recognized in the successor period.

The Merger has been accounted for under the acquisition method of accounting, whereby the purchase price was allocated to the assets, liabilities and noncontrolling interests based on the estimated fair values on the date of acquisition. The Parent has evaluated and allocated the purchase price as the appraisal associated with the valuation of certain assets, liabilities and noncontrolling interests is complete.

The Parent calculated the fair value of its noncontrolling interests at the acquisition date using a discounted cash flow approach based on forecasts for all clinics. The Parent utilized a weighted average cost of capital of 13.25%. The discounted cash flow for each interest was then reduced by discounts for a lack of control and marketability. The lack of control discount applied was estimated at 10% as determined through an analysis of the premiums for control paid in transactions of similar companies. A discount for lack of marketability of 9% was estimated utilizing the Black-Scholes model. The application of this model was based on the following assumptions: a maturity period of 1 year, a volatility of 22.5% based on this maturity period for comparable companies, and a risk free rate of 0.38%, which also corresponds with the maturity period.

A reconciliation of the final closing consolidated balance sheet of the Predecessor entity (the “Predecessor”) prior to the effect of the Transactions, including other simultaneous transactions, such as the repayment of certain indebtedness of the Predecessor and the capital contribution made by the Parent, with the beginning consolidated balance sheet of the Successor entity (the “Successor”) (after the application of the acquisition method of accounting) is presented below:

	Predecessor		Successor
	May 7, 2010	Adjustments	May 8, 2010
Assets
Current assets:
Cash and cash equivalents	$12,241	$—	$12,241
Accounts receivable, net	48,119	—	48,119
Inventories	2,300	—	2,300
Prepaid expenses and other current assets	3,606	—	3,606
Deferred transaction costs	—	18,982	18,982
Income tax receivable	11,706	1,595	13,301
Deferred tax assets	3,429	593	4,022

Total current assets	81,401	21,170	102,571
Property and equipment, net
Land and buildings	1,692	(250)	1,442
Leasehold improvements	55,859	(27,948)	27,911
Equipment and information systems	43,640	(20,647)	22,993
Construction in progress	3,047	—	3,047

	104,238	(48,845)	55,393
Less: accumulated depreciation and amortization	(44,338)	44,338	—

	59,900	(4,507)	55,393
Deferred financing costs, net	882	4,323	5,205
Intangible assets, net	1,408	39,081	40,489
Other long-term assets	3,287	(2,012)	1,275
Goodwill	33,157	467,935	501,092

Total assets	$180,035	$525,990	$706,025

	Predecessor		Successor
	May 7, 2010	Adjustments	May 8, 2010
Liabilities and Equity (Deficit)
Current liabilities:
Accounts payable	$17,304	$—	$17,304
Accrued compensation and benefits	7,924	—	7,924
Accrued expenses and other current liabilities	20,523	(6,911)	13,612
Amount due to sellers	—	17,016	17,016
Current portion of long-term debt	13,148	(9,678)	3,470
Current portion of capital lease obligations	105	—	105

Total current liabilities	59,004	427	59,431

Long-term debt, less current portion	60,030	188,556	248,586
Capital lease obligations, less current portion	195	—	195
Other long-term liabilities	7,595	(6,331)	1,264
Deferred tax liabilities	4,261	6,836	11,097
Series X mandatorily redeemable preferred stock	65,936	(65,936)	—

Noncontrolling interests subject to put provisions	43,499	—	43,499

Equity (deficit):
Additional paid-in capital	26,152	160,281	186,433
Accumulated deficit	(100,468)	100,468	—
Other stockholders’ deficit	(1,789)	1,789	—

Total American Renal Associates Holdings, Inc. equity (deficit)	(76,105)	262,538	186,433
Noncontrolling interests not subject to put provisions	15,620	139,900	155,520

Total equity (deficit)	(60,485)	402,438	341,953

Total liabilities and equity (deficit)	$180,035	$525,990	$706,025

Goodwill in the predecessor entity as of May 7, 2010 was $33,157 of which $8,813 represented payments made in advance of the Merger to finance a portion of the Merger’s consideration.

As a result of the Merger, the Parent initially recorded approximately $503.3 million of goodwill. In the fourth quarter of 2010, the Parent revised its acquisition accounting to decrease a previously recorded deferred tax liability by approximately $2.2 million. The components of this goodwill are primarily patient relationships and our assembled work force. The goodwill is not deductible for income tax purposes.

Fair Value of Consideration Transferred

At the closing, American Renal Associates Holdings, Inc. made a cash payment to the former shareholders of the Company equal to the sum of the initial purchase price of $217.9 million plus $1.8 million based on an estimated working capital adjustment and other adjustments in accordance with the Merger Agreement. The final working capital adjustment was settled during the third quarter of fiscal 2010 for an additional payment of $379,000. In addition, at the close, American Renal Associates Holdings, Inc. made a cash payment to an escrow agent for $30.0 million. Based on the conditions of the escrow release, the Parent has determined the release of the escrow amount is probable.

Of the $217.9 million, approximately $45.3 million was paid to the Company’s holders of stock options. In connection with the Merger, vesting was accelerated for all outstanding stock options. As a result of this acceleration, the Parent determined that approximately $4.1 million of the $45.3 million payment was attributable to post-combination services and, as such, recorded as an expense in the successor income statement.

The total acquisition date fair value of the consideration transferred consisted of the following:

Cash consideration to debt holders	$63,600
Cash consideration to Series X redeemable preferred stockholders	68,088
Cash consideration to stockholders at close	249,716
Acquisition-related deferred consideration	17,015
Equity consideration to stockholders	24,089
Assumed liabilities	16,705

Acquisition-date fair value of consideration	$439,213

As set forth in the preceding table, the Company’s former stockholders are entitled to certain future tax benefits realized as a result of the Merger. The Parent has estimated this benefit to be $17.0 million for which a liability to the sellers was recognized. As of December 31, 2010, approximately $11.9 of this liability has been paid. Any change in the fair value of the acquisition-related consideration subsequent to the acquisition date, including changes from events after the acquisition date will be recognized in earnings in the period the estimated fair value changes.

In connection with the Merger, American Renal Associates Holdings, Inc. assumed $16.7 million of liabilities which consisted of $10.1 million of term loans at the Company’s clinics and $6.6 million of Merger-related transaction expenses which American Renal Associates Holdings, Inc. settled on behalf of the Company.

In connection with the Merger, the Company’s stockholders were allowed to receive shares of the American Renal Associates Holdings, Inc. in exchange for foregoing cash payments. The fair value of the shares issued in connection with such payments were approximately $24.1 million.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Consolidation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP), which require management to make certain estimates and assumptions that affect reported amounts of assets, liabilities and noncontrolling interests and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates include valuation of net operating revenues (contractual allowances) and the allowance for doubtful accounts, valuation of goodwill and intangibles, fair value of noncontrolling interests, provision for income taxes, stock-based compensation and contingencies. Actual results could differ from these estimates.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the use of estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities, and contingencies. Although actual results in subsequent periods will differ from these estimates, such estimates are developed based on the best information available to management and management’s best judgments at the time made. All significant assumptions and estimates underlying the reported amounts in the consolidated financial statements and accompanying notes are regularly reviewed and updated. Changes in estimates are reflected in the financial statements based upon ongoing actual experience, trends, or subsequent settlements and realizations, depending on the nature and predictability of the estimates and contingencies.

The most significant assumptions and estimates underlying these financial statements and accompanying notes involve revenue recognition and provisions for uncollectible accounts, impairments and valuation adjustments, the useful lives of property and equipment, fair value measurements, accounting for income taxes, acquisition accounting valuation estimates and stock-based compensation. Specific risks and contingencies related to these estimates are further addressed within the notes to the consolidated financial statements.

Net Operating Revenues and Allowance for Doubtful Accounts

Net operating revenues are recognized as services are provided to patients and consist primarily of reimbursement for dialysis and ancillary services provided to patients. A usual and customary fee schedule is maintained for dialysis treatment and other patient services; however, actual collectible revenue is normally at a discount to the fee schedule. Medicare and Medicaid programs are billed at predetermined net realizable rates per treatment that are established by statute or regulation. Revenue for contracted payors is recorded at contracted rates and other payors are billed at usual and customary rates, and a contractual allowance is recorded to reflect the expected net realizable revenue for services provided. Contractual allowances, along with provisions for uncollectible amounts, are estimated based upon contractual terms, regulatory compliance, and historical collection experience. Net revenue recognition and allowances for uncollectible billings require the use of estimates of the amounts that will actually be realized considering among other items, retroactive adjustments that may be associated with regulatory reviews, audits, billing reviews, and other matters.

Net operating revenues associated with patients whose primary coverage is under governmental programs, including Medicare and Medicaid, Veterans Administration, and Medicare or Medicaid Managed Care programs, accounted for approximately 60%, 57% and 56% of total net operating revenues for the years ended December 31, 2010, 2009 and 2008, respectively.

Laws and regulations governing the Medicare and Medicaid programs are extremely complex and subject to interpretation. As a result, there is at least a reasonable possibility that recorded estimates will change by a material amount in the near term. Patient accounts receivable from these programs were $45,099 and $30,389 at December 31, 2010 and 2009, respectively. No other single payor accounted for more than 5% of total patient accounts receivable.

Management fees are typically determined as a percentage of the centers’ patient revenues and are included in net revenues as earned. Any costs incurred in performing these management services are recognized in general and administrative expenses. Management fees that are charged to noncontrolling shareholders are eliminated in consolidation. The noncontrolling share of expenses is included in net income attributable to noncontrolling interests.

A significant physician-prescribed pharmaceutical administered during dialysis, EPO (Erythropoietin), is provided by a sole supplier and accounted for approximately 22%, 23% and 24% of gross operating revenues for the years ended December 31, 2010, 2009 and 2008, respectively. Although the Parent currently receives discounted prices for EPO, the supplier has unilateral pricing discretion, and in the future, the Parent may not be able to achieve the same cost levels historically obtained.

During the period from January 1, 2010 to May 7, 2010, the Parent determined that it had developed sufficient and relevant historical experience with Medicare bad debt cost reporting to use as a basis for reliably estimating Medicare bad debt cost recoveries. As such, the Parent revised its estimate on the collectability of Medicare bad debt claims related to 2008 and 2009 which resulted in a favorable adjustment of $1.8 million to our provision for uncollectible accounts.

Segment Information

Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision-maker, or decision-making group, in making decisions how to allocate resources and assess performance. The Parent’s chief decision-maker is a combination of the Chief Executive Officer and the Chief Operating Officer. The Parent views its operations and manages its business as one reportable business segment, the ownership and operation of dialysis clinics, all of which are located in the United States.

Cash and Cash Equivalents

The Parent considers all highly liquid investments with an original maturity of three months or less at time of purchase to be cash equivalents.

Fair Value Measurements

The Parent measures the fair value of certain assets, liabilities and noncontrolling interests subject to put provisions based upon certain valuation techniques that include observable or unobservable inputs and assumptions that market participants would use in pricing these assets, liabilities and noncontrolling interests. The Parent also has classified certain assets, liabilities and noncontrolling interests subject to put provisions that are measured at fair value into the appropriate fair value hierarchy levels.

Inventories

Inventories are stated at the lower of cost (first in, first out) or market, and consist principally of pharmaceuticals and dialysis-related supplies.

Property and Equipment

For the Successor, property and equipment were adjusted to fair value as of May 8, 2010 and are currently stated at fair value less accumulated depreciation through the period December 31, 2010. Depreciation is being recorded over the remaining useful lives. Property and equipment acquired after May 7, 2010, is stated at cost with depreciation calculated using the straight-line method over their estimated useful lives as follows:

Buildings	39 years
Leasehold improvements	Shorter of lease term or useful lives
Equipment and information systems	3 to 7 years

For the Predecessor, property and equipment were stated at cost and depreciated using the straight-line method over the estimated useful lives presented in the preceding table.

Upon retirement or sale, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is credited or charged to income. Maintenance and repairs are charged to expense as incurred. The Parent capitalizes interest on funds borrowed to finance facility construction.

Interest capitalized was $49 and $328 during 2009 and 2008, respectively. No interest was capitalized during 2010.

Deferred Financing Costs

Costs incurred in connection with debt issuances have been deferred, and are being amortized using the effective interest method over the term of the related instrument as interest expense.

Amortizable Intangible Assets

Amortizable intangible assets include a right of first refusal waiver, noncompete agreements and certificates of need. Each of these assets is amortized on a straight-line basis over the term of the agreement, which is generally five to ten years.

Goodwill

The excess of aggregate purchase price, including assumed liabilities, over the fair value of the net tangible and specifically identifiable intangible assets acquired in business combinations is recorded as goodwill. Goodwill is not amortized, but required to be assessed for possible impairment as circumstances warrant, but at least annually. The Parent assesses goodwill for impairment as of October 1st.

The Parent evaluates goodwill and indefinite-lived intangible assets for impairment at least on an annual basis and more frequently if certain indicators are encountered. Goodwill is to be tested at the reporting unit level, defined as an operating segment or one level below an operating segment (referred to as a component), with the fair value of the reporting unit being compared to its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered to be impaired. The Parent has determined that it has one operating, as well as one reportable segment. For impairment testing purposes, the Parent’s individual clinics qualify as components of that operating segment. Because they have similar economic characteristics, the components are aggregated and deemed a single reporting unit. No impairment of goodwill or indefinite lived intangible assets was identified during the years ended December 31, 2010 and 2009.

Impairment of Long-Lived Assets

Long-lived assets include property and equipment and finite-lived intangibles, except for goodwill. In the event that facts and circumstances indicate that these assets may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the asset’s carrying amount to determine if a write-down to fair value is required. No long-lived assets were identified as impaired in 2010 and 2009.

Income Taxes

The Parent accounts for income taxes under a liability approach. Under this approach, deferred tax assets and liabilities are recognized based upon temporary differences between the financial statement and tax bases of assets and liabilities, as measured by the enacted tax rates, which will be in effect when these differences reverse. Deferred tax expense or benefit is the result of changes in deferred tax assets and liabilities between reporting periods. A valuation allowance is established when, based on an evaluation of objective verifiable evidence, there is a likelihood that some portion or all of the deferred tax assets will not be realized.

The Parent’s income tax provision relates to its share of pre-tax income from its majority-owned subsidiaries as these entities are all pass-through entities for tax purposes. Accordingly, the Parent does not incur tax on the share of pre-tax income attributable to noncontrolling interests.

The Parent recognizes a tax position in its financial statements when that tax position, based solely upon its technical merits, is more likely than not to be sustained upon examination by the relevant taxing authority. Once the recognition threshold is met, the tax position is then measured to determine the actual amount of benefit to recognize in the financial statements. In addition, the recognition threshold of more-likely-than-not must continue to be met in each reporting period to support continued recognition of the tax benefit. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold should be derecognized in the financial reporting period in which that threshold is no longer met. The Parent recognizes interest and penalties related to unrecorded tax positions in its income tax expense.

Noncontrolling Interests

Noncontrolling interests represent the proportionate equity interests of other partners in the Parent’s consolidated subsidiaries, which are not wholly owned. Effective January 1, 2009, the Parent is required to treat noncontrolling interests not subject to put provisions as a separate component of equity, but apart from the Parent’s equity, and not as a liability or other item outside of equity. The Parent is also required to identify and present consolidated net income attributable to the Parent and to noncontrolling interests on the face of the consolidated statement of operations. In addition, changes in the Parent’s ownership interest while the Parent retains a controlling financial interest should be accounted for as equity transactions. The Parent was also required to expand disclosures in the financial statements to include a reconciliation of the beginning and ending balances of the equity attributable to the Parent and the noncontrolling owners and a schedule showing the effects of changes in the Parent’s ownership interest in a subsidiary on the equity attributable to the Parent. This change did not have a material impact on the Parent’s consolidated financial statements; however, it did change the presentation of minority interests (noncontrolling interests) in the Parent’s consolidated financial statements. In conjunction with adopting these requirements, the Parent was required to classify member interests with redemption features that are not solely within the Parent’s control, such as the Parent’s noncontrolling interests that are subject to put provisions, outside of permanent equity and to measure these noncontrolling interests at fair value. Changes in the fair value of noncontrolling interests subject to put provisions are accounted for as equity transactions. See Note H for further details.

Stock-Based Compensation

The Parent measures and recognizes the cost for all share-based awards made to employees and directors, including stock options, stock appreciation rights, stock units, and discounted employee stock purchases. The Parent’s stock-based compensation awards are measured at their estimated grant-date fair value and recognized as compensation expense on the straight-line method over their requisite service periods. For performance awards whose vesting is contingent upon liquidity events, we defer all stock-based compensation until the consummation of a liquidity event. The amount of compensation cost recognized in the consolidated statements of operations is based on the awards that are ultimately expected to vest, and therefore, is reduced for forfeitures.

Recent Accounting Pronouncements

In January 2010, the FASB issued ASC Topic 820, Fair Value Measurements and Disclosures—Improving Disclosures About Fair Value Measurements. The Accounting Standards Update (“ASU”) requires new disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. The new disclosures and clarifications of existing disclosures became effective January 1, 2010, except for the disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements, which will be effective January 1, 2011. Other than requiring additional disclosures, the adoption of this new guidance did not have a material impact on the Parent’s consolidated results of operations and financial position.

In August 2010, the FASB issued guidance that requires health care entities to use cost as the measurement basis for charity care disclosures and defines cost as the direct and indirect costs of providing charity care. The amended disclosure requirements are effective for fiscal years beginning after December 15, 2010 and must be applied retrospectively. The Parent will adopt the amended disclosure requirements for their fiscal year beginning January 1, 2011. Since the new guidance amends disclosure requirements only, its adoption will not impact the Parent’s statement of financial position, statement of operations, or cash flow statement. In addition, charity care, as defined, provided by the Parent is not significant and will not have a material impact on the financial statement disclosures.

In August 2010, the FASB issued ASU 2010-24 to address how health care entities should account for medical malpractice claims and related anticipated insurance recoveries. The new guidance, which amends ASC 954-450, Contingencies, and ASC 954-720, Other Expenses, also applies to similar contingent liabilities. Under the new guidance, health care entities are prohibited from presenting claim liabilities net of insurance recoveries. Further, the guidance requires health care entities to disregard insurance recoveries when measuring the amount of a claim liability. However, a related insurance receivable should be recorded concurrently with the liability, subject to a valuation allowance, if necessary. The new guidance is effective beginning January 1, 2011. In the period of adoption, entities must recognize in opening retained earnings any cumulative-effect adjustment resulting from the application of the new guidance. Entities may apply the new guidance retrospectively, and early application is permitted. The Parent is currently assessing the impact this may have on its consolidated financial statements.

NOTE C—ACQUISITIONS

The Company periodically acquires assets and liabilities of dialysis centers. The results of operations for these acquisitions are included in the Company’s consolidated statements of operations from the respective acquisition dates.

All acquisitions occurring after January 1, 2009 are required to be accounted for under the acquisition method (previously referred to as the purchase method). Under this method, the acquirer recognizes the assets acquired, the liabilities assumed, contractual contingencies, as well as any noncontrolling interest in the acquiree at their fair values at the acquisition date. Transaction costs are excluded from the acquisition cost and are expensed as incurred. Under accounting standards in effect prior to January 1, 2009, noncontrolling interests in the acquiree were recorded at historical cost and transaction costs were included in the acquisition cost.

Periods January 1, 2010 to May 7, 2010 (predecessor) and May 8, 2010 to December 31, 2010 (successor)

On February 1, 2010, the Company entered into a joint venture with a nephrologist to acquire a controlling interest in the assets of a home treatment program in Ohio for cash. The Company has a 51% interest in each of the partnership.

On September 1, 2010, the Company entered into a joint venture with a nephrologist to acquire a controlling interest in the assets of a dialysis center in Massachusetts for cash. The Company has a 51% interest in the partnership.

On December 1, 2010, the Company entered into three joint ventures with a nephrologist to acquire a controlling interest in the assets of three dialysis centers in South Carolina for cash. The Company has an 80% interest in each of the three partnerships.

The purchase price, on a combined basis for all acquisitions consummated in 2010, was allocated preliminarily as follows:

	Successor	Predecessor
Property and equipment	$2,159	$15
Inventory and other assets	370	23
Noncompete agreements	332	16
Goodwill	666	146
Less liabilities assumed	(31)	—
Less noncontrolling interest in net assets acquired	(755)	(98)

Purchase price (successor includes balance due to sellers of $1,409)	$2,741	$102

Fiscal Year 2009

On May 1, 2009, the Company entered into three joint ventures with nephrologists to acquire a controlling interest in the assets and assume certain liabilities of three dialysis centers in Georgia for cash and notes payable. The Company has a 51% interest in each of the three joint ventures.

On July 29, 2009, the Company entered into a joint venture with a nephrologist to acquire a controlling interest in the assets and assume certain liabilities of a dialysis center in Michigan for cash. The Company has a 51% interest in the joint venture.

The purchase price, on a combined basis for both acquisitions consummated in 2009, was allocated preliminarily as follows:

Accounts receivable	$1,182
Other receivables and supplies	462
Property and equipment	1,433
Noncompete agreements	593
Goodwill	8,436
Less liabilities assumed	(1,703)
Less noncontrolling interest in net assets acquired	(5,098)

Purchase price (including notes to sellers of $1,341)	$5,305

The goodwill above is deductible for income tax purposes. The weighted average amortization period for the acquired noncompete agreements is ten years.

Fiscal Year 2008

On January 1, 2008, the Company purchased an additional 8% membership interest from a noncontrolling interest partner. After the purchase of this interest, the Company has a 59% interest in this subsidiary. The consideration paid in excess of the seller’s book value in the amount of $604 was recorded as goodwill.

Changes in the book value of goodwill in 2010 and 2009 were as follows:

	2010	Predecessor 2009
Balance at January 1	$24,198	$15,762
Acquisition of dialysis center (predecessor)	146	—
Reversal at Merger date	(24,344)	—
Merger related	503,370	—
Post-merger revision for correction of deferred tax liability	(2,246)	—
Acquisitions of dialysis centers (successor)	666	8,436

Balance at December 31	$501,790	$24,198

NOTE D—FAIR VALUE OF FINANCIAL INSTRUMENTS

The Parent’s financial instruments are classified and disclosed in one of the following three categories:

Level 1: Financial instruments with unadjusted, quoted prices listed on active market exchanges. The Parent’s Level 1 assets include cash equivalent investments held in money market funds.

Level 2: Financial instruments determined using prices for recently traded financial instruments with similar underlying terms, as well as directly or indirectly observable inputs, such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3: Financial instruments not actively traded on a market exchange. This category includes situations where there is little, if any, market activity for the financial instrument. The prices are determined using significant unobservable inputs or valuation techniques.

The fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following is a description for the valuation methodologies used for assets and liabilities measured at fair value. There were no changes in the methodologies used at December 31, 2010 and 2009.

The carrying amounts reported in the accompanying consolidated balance sheets for accounts receivable, accounts payable and accrued liabilities approximate fair value because of their short-term nature. The Parent estimates the fair value of the Senior Secured Notes at $255,000 as of December 31, 2010.

Cash equivalent—The cash equivalent represents investments in a money market fund and U.S. government obligations which are recorded at fair value based on their quoted market prices.

Noncontrolling interest subject to put provisions—See Note H to the consolidated financial statements for a discussion of the Parent’s methodology for estimating fair value of noncontrolling interest subject to put obligations.

	December 31, 2010
	Total	Level 1	Level 2	Level 3
Temporary Equity
Noncontrolling interests subject to put provisions	$44,236	$—	$—	$44,236

	December 31, 2009
	Total	Level 1	Level 2	Level 3
Assets
Cash equivalent	$9,506	$9,506	$—	$—

Temporary Equity
Noncontrolling interests subject to put provisions	$38,431	$—	$—	$38,431

NOTE E—PROPERTY AND EQUIPMENT

Property and equipment consist of the following at December 31:

	Successor 2010	Predecessor 2009
Land	$613	$380
Buildings	1,063	1,312
Leasehold improvements	35,067	54,045
Equipment and information systems	29,244	43,669
Construction in progress, new centers	5,024	2,250

	71,011	101,656
Less accumulated depreciation	(8,269)	(42,251)

	$62,742	$59,405

Depreciation of property and equipment totaled $8,269 for the successor period from May 8, 2010 through December 31, 2010, $4,341 for the predecessor period from January 1, 2010 through May 7, 2010, $11,897 in 2009 and $9,548 in 2008. Included in construction in progress for the Company’s new centers are items related to property and equipment during the development stage of new dialysis clinics.

During 2006, the Company exchanged old dialysis machines for new dialysis machines, which qualified as a nonmonetary asset exchange. The assets received in the exchange were accounted for using fair value and resulted in a deferred gain of $2,391. A purchase agreement with this vendor for dialysis supplies was revised in contemplation of this nonmonetary exchange of assets. As of December 31, 2010 and 2009, $0 and $324, respectively, of the unrecognized gain was deferred related to additional dialysis supplies purchases on this contract. The gain recognized as a reduction to patient care costs for the successor period May 8, 2010 through December 31, 2010 was $162, $162 for the predecessor period from January 1, 2010 through May 7, 2010, $611 in 2009 and $542 in 2008.

NOTE F—DEFERRED FINANCING COSTS AND INTANGIBLE ASSETS

Deferred financing costs and intangible assets consist of the following at December 31:

	Successor 2010	Predecessor 2009
Deferred financing costs	$6,291	$2,347
Less accumulated amortization	(1,318)	(1,303)

	$4,973	$1,044

Intangible assets:
Noncompete agreements	$19,156	$1,794
Other intangible assets	495	426

	19,651	2,220
Less accumulated amortization	(2,474)	(802)

Net intangible assets subject to amortization	17,177	1,418
Indefinite-lived trademarks	21,334	—

	$38,511	$1,418

Amortization of amortizable intangible assets totaled $2,474 for the successor period from May 8, 2010 through December 31, 2010, $89 for the predecessor period January 1, 2010 through May 7, 2010, $231 in 2009 and $230 in 2008. Amortization expense for deferred financing costs totaled $972 for the successor period from May 8, 2010 through December 31, 2010, $205 for the predecessor period January 1, 2010 through May 7, 2010, $585 in 2009 and $611 in 2008, and is included as part of interest expense. In connection with the amendment of certain loans during 2009, the Company expensed the remaining unamortized deferred financing costs of $627 associated with these loans.

The estimated annual amortization expense related to amortizable intangible assets is as follows for the years ending December 31:

2011	$3,930
2012	3,930
2013	3,930
2014	3,930
2015	1,457

$17,177

NOTE G—ACCRUED EXPENSES

Accrued compensation and benefits consist of the following at December 31:

	Successor	Predecessor
	2010	2009
Accrued payroll	$5,195	$4,038
Other	3,714	3,132

	$8,909	$7,170

Accrued expenses and other current liabilities consist of the following at December 31:

	Successor	Predecessor
	2010	2009
Payor refunds and retractions	$15,024	$9,928
Other	4,589	5,718

	$19,613	$15,646

NOTE H—NONCONTROLLING INTERESTS SUBJECT TO PUT PROVISIONS

The Company has potential obligations to purchase the noncontrolling interests held by third parties in several of its consolidated subsidiaries. These obligations are in the form of put provisions and are exercisable at the third-party owners’ discretion within specified periods as outlined in each specific put provision. If these put provisions were exercised, the Company would be required to purchase the third-party owners’ noncontrolling interests at the appraised fair value. The methodology the Parent used to estimate the fair value of the noncontrolling interests subject to these put provisions assumes an average multiple of earnings, based on historical earnings and other factors. The estimated fair values of the noncontrolling interests subject to these put provisions can also fluctuate and the implicit multiple of earnings at which these noncontrolling interest obligations may ultimately be settled could vary significantly from our current estimates depending upon market conditions including potential purchasers’ access to the credit and capital markets, which can impact the level of competition for dialysis and non-dialysis related businesses, the economic performance of these businesses and the restricted marketability of the third-party owners’ noncontrolling interests.

As of December 31, 2010 and 2009, the Company’s potential obligations under these put provisions totaled approximately $35,827 and $29,295, respectively. Additionally, the Company has certain put agreements which are exercisable upon the occurrence of specific events, including third-party members’ death, disability, bankruptcy, retirement, or if third-party members are dissolved. As of December 31, 2010 and 2009, the Company’s potential additional obligations under these put provisions were approximately $8,409 and $9,136, respectively. The Company’s potential obligations for all of these put provisions are included in noncontrolling interests subject to put provisions in the accompanying consolidated balance sheets.

During 2010, the Company purchased the following additional membership interests from noncontrolling interest partners, including purchases not subject to put provisions. These purchases have been accounted for as equity transactions.

Membership interest	Successor	Predecessor
7.5% during predecessor period	$—	$870
3.8% during predecessor period	—	168
3.5% during predecessor period	—	145
5.4% during successor period	234	—
10.0% during successor period	1,880	—
24.5% during successor period	463	—
3.8% during successor period	138	—
2.3% during successor period	129	—

	$2,844	$1,183

During 2009, the Company purchased an additional 7.5% membership interest from a noncontrolling interest partner for $942. This purchase has been accounted for as an equity transaction.

NOTE I—LONG-TERM DEBT

Long-term debt consists of the following at December 31:

	Successor 2010	Predecessor 2009
Senior secured notes issued May 7, 2010, interest payable semi-annually at a fixed rate of 8.375% with a balloon payment due May 15, 2018	$250,000	$—
Term loan A, principal payments of $550 and interest at variable rates (8.50% as of December 31, 2009) payable quarterly through December 2010, repaid in May 2010 in connection with the Transactions	—	2,750
Term loan D, principal payments of $45 and interest at variable rates (8.50% as of December 31, 2009) payable quarterly through September 2011, with a $39,010 balloon payment due December 2011, repaid in May 2010 in connection with the Transactions	—	39,325
Term loans, principal payments of $25 and interest at variable monthly rates (1.80% as of December 31, 2010) payable monthly through November 2011, with a balloon payment of $1,983 due December 2011	1,770	2,065
Term loans, principal payments of $9 and interest at variable rates (2.29% as of December 31, 2010) through May 2014, with a $536 balloon payment due May 2014	893	1,001
Term loans, principal and interest payable monthly at rates between 3.85% and 8.67% over varying periods through December 2013	4,072	29,802
Mortgage payable, principal and interest due monthly through February 2012 at a rate of 7%, repaid in May 2010 in connection with the Transactions	—	509
Mortgage payable, principal and interest due monthly through March 2014 at a rate of 4.79%	207	268
Lines of credit, variable interest (4.25% as of December 31, 2010), due monthly through January 2011, convertible to term loans payable over an additional term of 36 months through January 2014	200	2,850

	257,142	78,570
Less: discounts and fees, net of accumulated amortization	(7,452)	—
Less current maturities	(4,096)	(14,309)

	$245,594	$64,261

Scheduled maturities of long-term debt are as follows for the years ending December 31:

2011	$4,096
2012	1,563
2013	891
2014	592
2015	—
Thereafter	250,000

$257,142

Senior Secured Notes

In connection with the Transactions, the Company issued $250.0 million of Senior Secured Notes (the “Notes”) at an offering price of 99.28%. The Notes are secured, subject to certain exceptions, by (i) all of the Company’s capital stock and (ii) substantially all of the assets of our wholly owned subsidiary guarantors. The Notes are guaranteed by the Company’s direct parent, American Renal Holdings Intermediate Company, LLC. Which owns 100% of the Company’s common stock and has no assets or operations apart from its ownership of the Company. The Notes are guaranteed on a joint and several basis by our direct parent company and all of our existing and future wholly owned domestic subsidiaries. The Notes mature on May 15, 2018. Interest is payable semi-annually at 8.375% per annum, commencing November 15, 2010.

On or after May 15, 2015, the Company may redeem the Notes at its option, subject to certain notice periods, at a price equal to 100% of the aggregate principal amount of the Notes plus accrued and unpaid interest. From May 15, 2013 to May 14, 2015, the Company may redeem the Notes at prices ranging from 102.094% to 104.188% of the aggregate principal balance of the Notes plus accrued and unpaid interest prior to May 15, 2013, the Company has the option to redeem during each 12-month period commencing on the issue date of May 7, 2010 up to 10% of the aggregate principal amount of the notes at 103% of the aggregate principal amount of the Notes redeemed plus accrued and unpaid interest to the date of redemption. In addition, the Company may redeem up to 35% of the Notes before May 15, 2013, with the net cash proceeds from certain equity offerings at 108.375% of the aggregate principal amount of the Notes redeemed plus accrued and unpaid interest. The Company may also redeem some or all of the Notes before May 15, 2013 at a redemption price of 100% of the principal amount thereof plus accrued and unpaid interest, if any, to the redemption date, plus a “make-whole” premium. Upon a change in control, the Company must offer to purchase the Notes at 101% of the principal amount, plus accrued interest to the purchase date.

Credit Facility

In connection with the Transactions, the Company entered into a $25.0 million Senior Secured Revolving Credit Facility (the Credit Facility). The Credit Facility expires on May 7, 2015. Borrowings under the Credit Facility bear interest at a rate equal to, at the Company’s option, either (a) an alternate base rate determined by reference to the higher of (1) the prime rate in effect on such day, (2) the federal funds effective rate plus 0.50% and (3) the Eurodollar rate applicable for an interest period of one month plus 1.00% or (b) the LIBOR rate, plus an applicable margin. The initial applicable margin for borrowings under the Credit Facility is 3.50% with respect to alternate base rate borrowings and 4.50% with respect to LIBOR borrowings. In addition to paying interest on outstanding principal under the Credit Facility, the Company is required to pay a commitment fee, initially 0.75% per annum, in respect of the unutilized revolving credit commitments thereunder. Beginning September 30, 2010, the Company is subject to leverage and fixed charge financial covenants under the Credit Facility as set forth below.

We have agreed that beginning on September 30, 2010, we will not permit the Consolidated Net Debt to Consolidated EBITDA (both as defined in the agreement) Ratio for any 12 month period (last four fiscal quarters) ending during a period to be greater than the ratio set forth below opposite such period:

Period	Ratio
September 30, 2010 through September 30, 2011	5.75:1.00
December 31, 2011 through September 30, 2012	5.50:1.00
December 31, 2012 through September 30, 2013	5.00:1.00
December 31, 2013 through September 30, 2014	4.75:1.00
December 31, 2014 and thereafter	4.25:1.00

We have also agreed that beginning on September 30, 2010, we will not permit the Consolidated EBITDA to Fixed Charges (both as defined in the agreement) Ratio for any 12 month period (last four fiscal quarters) ending during a period to be lower than the ratio set forth below opposite such period:

Period	Ratio
September 30, 2010 through September 30, 2011	1.80:1.00
December 31, 2011 through September 30, 2012	1.80:1.00
December 31, 2012 through September 30, 2013	2.00:1.00
December 31, 2013 through September 30, 2014	2.25:1.00
December 31, 2014 and thereafter	2.50:1.00

As of December 31, 2010, there were no borrowings outstanding under the Credit Facility and the Company is in compliance with its covenants.

NOTE J—OTHER LIABILITIES

Other liabilities consist of the following at December 31:

	Successor 2010	Predecessor 2009
Deferred gain from nonmonetary asset exchange	$—	$324
Deferred straight-line rent	729	3,234
Liability from tenant allowances	266	4,483
Fair value lease adjustment	1,258	—
Accrued professional liability	527	527
Other	101	110

	2,881	8,678
Less current portion of other liabilities	—	(1,014)

	$2,881	$7,664

NOTE K—LEASES

Operating Leases

The majority of the Company’s facilities are leased under noncancelable operating leases expiring in various years through 2023. Most lease agreements cover periods from five to fifteen years, and contain renewal options of five to ten years at the fair rental value at the time of renewal. Certain leases are subject to rent holidays and/or escalation clauses. The Parent expenses rent using the straight-line method over the lease term. Tenant allowances received from lessors are amortized over the term of the leases. Rental expense under all operating leases was $6,635 for the successor period May 8, 2010 through December 31, 2010, $3,371 for the predecessor period January 1, 2010 through May 7, 2010, $9,152 in 2009 and $8,242 in 2008. The Company also subleases space to related party tenants at fair values under noncancelable operating leases expiring in various years through 2023. Rental income under all subleases was $775 for the successor period May 8, 2010 through December 31, 2010, $413 for the predecessor period January 1, 2010 through May 7, 2010, $1,091 in 2009 and $643 in 2008.

Future minimum lease payments under non-cancelable operating leases, net of sublease receipts, are as follows as of December 31, 2010:

	Operating Leases	Less: Sublease Receipts	Net Lease Obligation
2011	$10,938	$1,129	$9,809
2012	10,113	1,120	8,993
2013	9,396	1,097	8,299
2014	8,730	1,072	7,658
2015	7,823	999	6,824
Thereafter	33,706	7,249	26,457

	$80,706	$12,666	$68,040

Capital Leases

Capital leases are recorded as an asset and an obligation at an amount equal to the lesser of the present value of the minimum lease payments during the lease term or the fair market value of the leased asset. Assets recorded under capital leases totaled $252 and $2,804, with accumulated amortization of $59 and $1,811 at December 31, 2010 and 2009, respectively. The cost and accumulated amortization of the equipment are included in property and equipment. Amortization expense for these assets is included in depreciation and amortization expense in the consolidated statements of operations. The future minimum commitments due under capital leases, as of December 31, 2010 are as follows for the years ending December 31:

2011	$59
2012	59
2013	59
2014	59

Total minimum lease payments	236
Less portion representing interest	(26)

Present value of minimum lease payments	210
Less amount due in one year	(48)

Long-term capital lease obligations	$162

NOTE L—INCOME TAXES

The provision (benefit) for income taxes consisted of the following:

	Successor	Predecessor
	Period from May 8 through December 31, 2010	Period from January 1 through May 7, 2010	Year ended December 31,
			2009	2008
Current:
Federal	$—	$512	$7,705	$4,372
State	392	622	1,926	1,371

	392	1,134	9,631	5,743

Deferred:
Federal	(2,534)	1,320	(22)	1,019
State	(118)	(190)	(85)	98

	(2,652)	1,130	(107)	1,117

Total (benefit) provision for income taxes	$(2,260)	$2,264	$9,524	$6,860

The significant components of the Parent’s deferred tax assets and liabilities are as follows at December 31:

	Successor 2010	Predecessor 2009
Deferred tax assets:
Bad debt reserve	$1,687	$1,582
Stock-based compensation	146	1,883
Accrued expenses	168	168
Lease	796	657
Net operating loss and contribution carryforwards	232	—
Merger and transaction costs	1,627	—
Compensation related	4,279	—
Other	203	555

Total deferred tax assets	9,138	4,845
Deferred tax liabilities:
Goodwill and intangible amortization	(13,146)	(2,716)
Other	—	(84)
Depreciation	(661)	(1,748)

Total deferred tax liabilities	(13,807)	(4,548)

Net deferred tax (liabilities) assets	$(4,669)	$297

As of December 31, 2010, the Parent has $0.5 million in federal and state loss carryforwards which expire at various dates beginning in 2015 through 2030. The income tax expense included in the accompanying consolidated statements of operations principally relates to the Parent’s proportionate share of the pre-tax income of its majority-owned subsidiaries. A reconciliation of the federal statutory rate to the Parent’s effective tax rate is as follows:

	Successor Period from May 8 through December 31, 2010	Predecessor
		Period from January 1 through May 7, 2010	Year ended December 31,
			2009	2008
Income tax provision at federal statutory rate	35.0%	35.0%	35.0%	35.0%

Increase (decrease) in tax resulting from:
State taxes, net of federal benefit	2.6	3.3	4.2	3.5
Noncontrolling interests in pass-through entities	(91.3)	(37.8)	(21.3)	(21.9)
Nondeductible Series X interest expense	—	12.8	7.6	9.2
Nondeductible Transaction costs	24.5	11.9
Other permanent items, net	(6.0)	0.4	0.2	(1.0)

Effective income tax rate	(35.2%)	25.6%	25.7%	24.8%

The Parent and its subsidiaries file U.S. federal income tax returns and various state returns. The Parent is no longer subject to U.S. federal, state and local examinations by tax authorities for years before 2007.

In 2009, the Company recognized a liability for uncertain tax positions totaling $505 attributable to a bad debt deduction taken. This liability is expected to be paid in the next year. The resolution of this uncertain tax position will have no impact on the provision for income taxes.

NOTE M—SERIES X REDEEMABLE PREFERRED STOCK

As part of a recapitalization transaction in 2005, certain investors, including holders of Series A and Series B convertible preferred stock, purchased 40,500 shares of Series X redeemable preferred stock at $1,000 per share. Series X redeemable preferred stock accrues dividends at a rate of 12% per annum, compounding quarterly. Accrued dividends on Series X redeemable preferred stock were $24,726 at December 31, 2009. Dividends recorded during 2009 and 2008 were $7,248 and $6,447, respectively, and are included in interest expense. In connection with the 2005 recapitalization, the purchasers of the Series X redeemable preferred stock received 3,844,000 detachable common stock warrants which had an exercise price of $.005 per share. These warrants were valued at $1.50 per share ($5,747 in the aggregate), and included in additional paid-in capital in the accompanying consolidated balance sheets. These warrants were exercised in connection with the Transactions as discussed in Note A.

The allocation of proceeds to the warrants resulted in an original issue discount on the Series X redeemable preferred stock, which was being amortized through December 2012. Amortization of $821 in predecessor period was recorded in interest expense for each of the years ended December 31, 2009 and 2008, and $274 was recorded in the period January 1 to May 7.

Series X redeemable preferred stock was redeemed for $68,088 in connection with the Transactions in May 2010. The carrying value of the Series X redeemable preferred stock consisted of the following at December 31, 2009:

Series X preferred stock, $.001 par value, 43,000 shares authorized; 40,500 shares issued and outstanding at December 31, 2009	$40,500
Accrued dividends	24,726

65,226

Original issue discount, net of amortization	(2,427)

$62,799

NOTE N—PREFERRED AND COMMON STOCK

Series A Convertible Preferred Stock (Predecessor)

The Series A convertible preferred stock was initially convertible on a 2:1 basis into shares of the Company’s common stock. The Series A convertible preferred stock had a liquidation preference equal to $3.4625 per share plus any accrued and unpaid dividends (the Series A Liquidation Value), and ranked junior in priority to the Series X redeemable preferred stock and senior in priority to all other equity securities of the Company. Each share of Series A convertible preferred stock was convertible into the Company’s common stock at any time at the option of the holder thereof, and was automatically converted into the Company’s common stock upon a qualified initial public offering. The Series A convertible preferred stock accrued cumulative dividends at a rate of 10% per year compounded annually on the then-effective Series A Liquidation Value. Dividends were payable quarterly in arrears, when, as, and if declared by the Board. The amount of undeclared dividends for the year ended December 31, 2009 was $6,757, and as of December 31, 2009 cumulative undeclared dividends were $23,770. The Series A preferred stock was liquidated in connection with the Transactions.

Series B Convertible Preferred Stock (Predecessor)

The Series B convertible preferred stock was initially convertible on a 2:1 basis into shares of the Company’s common stock. The Series B convertible preferred stock had a liquidation preference equal to $3.4625 per share (the Series B Liquidation Value) and ranked junior in priority to the Series X redeemable preferred stock and the Series A convertible preferred stock and senior in priority to all other equity securities of the Company. Each share of Series B convertible preferred stock was convertible into the Company’s common stock at any time at the option of the holder thereof, and shall be automatically converted into the Company’s common stock upon a qualified initial public offering. The Series B convertible preferred stock did not accumulate dividends. The Series B preferred stock was liquidated in connection with the Transactions.

Common Stock—Predecessor

Determining the fair value of the Company’s common stock required making complex and subjective judgments. The Company hired a third-party valuation firm to assist with the valuation of the common stock. The Company’s approach to valuation is based on discounted future cash flow that uses estimates of revenue, driven by assumed market quote rates and estimated costs, as well as appropriate discount rates. The Company also considers market multiples of Earnings Before Income Tax, Depreciation and Amortization (EBITDA) and third-party transactions in determining fair value.

The estimated enterprise fair value is allocated to preferred and common shares using the option-pricing method. The option-pricing method involves making estimates of the anticipated timing of a potential liquidity event, such as a sale of the Company or an initial public offering, and estimates of the volatility of the equity securities. The Company estimates volatility based on available information on volatility of stocks of publicly traded companies in its industry.

Common Stock—Successor

During the successor period from May 8, 2010 through December 31, 2010, the Parent granted stock options to purchase 1,268,900 shares, all at an exercise price of $21.00 per share, the estimated fair value on the date of grant. The fair value was determined by our board of directors as $21.00 per share as this represented the price per share of common stock paid by American Renal Associates Holdings, Inc. in the Merger, on an as converted basis.

Stock Option Plans (Predecessor)

The Company adopted the American Renal Associates, Inc. 2000 Stock Option Plan (the “2000 Plan”), under which 4,000,000 shares of the Company’s common stock were reserved for issuance to employees, directors, and consultants. Options granted under the 2000 Plan may be incentive stock options or nonqualified stock options. Stock purchase rights may also be granted under the 2000 Plan. The Board of Directors determines the period over which options become exercisable; however, except in the case of options granted to officers, directors, and consultants, options generally become exercisable at a rate of not less than 25% per year over four years from the date the options are granted. The exercise price of incentive stock options and nonqualified stock options shall be no less than 100% and 85%, respectively, of the fair market value per share of the Company’s common stock on the grant date. The term of the options is ten years.

On December 16, 2005, the Company established the American Renal Holdings Inc. 2005 Equity Incentive Plan (the 2005 Plan), under which 3,659,800 shares of the Company’s common stock were reserved for issuance to employees, directors, and consultants. Options granted under the 2005 Plan may be incentive stock options or nonqualified stock options. The Board of Directors determines the period over which options become exercisable; however, except in the case of options granted to officers, directors, and consultants, options generally become exercisable at a rate of not less than 25% per year over four years from the date the options are granted. The exercise price of incentive stock options and nonqualified stock options shall be no less than 100% and 85%, respectively, of the fair market value per share of the Company’s common stock on the grant date. The term of the options is 10 years.

The following tables summarize the activity of the Company’s stock option plans:

	Number of Options	Weighted- Average Exercise Price per Share
2000 Stock Option Plan
Outstanding at December 31, 2007	3,530,000	$0.49
Exercised	(592,500)	0.29
Canceled	(65,000)	0.77

Outstanding at December 31, 2008	2,872,500	0.52
Exercised	(265,000)	0.32
Canceled	(40,000)	0.48

Outstanding at December 31, 2009	2,567,500	$0.54

Exercised	(43,750)	0.14
Converted/Rolled-over	(2,523,750)	0.55

Outstanding at May 7, 2010	—	—

Vested and exercisable at December 31, 2009	2,532,500	$0.54

Vested and exercisable at December 31, 2008	2,621,875	$0.45

From January 1, 2010 through May 7, 2010, the aggregate intrinsic value of 2000 Plan stock awards exercised was $0.2 million. In 2009, the aggregate intrinsic value of 2000 Plan stock awards exercised was $1,304. In 2008, the aggregate intrinsic value of 2000 Plan stock awards exercised was $2,904. At December 31, 2009, the aggregate intrinsic value of 2000 Plan stock awards outstanding was $12,067, and the aggregate intrinsic value of exercisable 2000 Plan stock awards was $11,903.

	Number of Options	Weighted- Average Exercise Price per Share
2005 Stock Option Plan
Outstanding at December 31, 2007	2,734,550	$3.52
Granted	192,500	3.99
Canceled	(48,750)	3.87

Outstanding at December 31, 2008	2,878,300	3.55
Granted	707,500	5.04
Exercised	(2,500)	4.19
Canceled	(140,000)	4.07

Outstanding at December 31, 2009	3,443,300	$3.83

Canceled	(12,750)	4.93
Converted/Rolled-over	(3,430,550)	3.83

Outstanding at May 7, 2010	—	—

Vested and exercisable at December 31, 2009	2,359,925	$3.54

Vested and exercisable at December 31, 2008	1,515,325	$3.51

In 2009, the aggregate intrinsic value of 2005 Plan stock awards exercised was $2,888. At December 31, 2009, the aggregate intrinsic value of 2005 Plan stock awards outstanding was $4,855 and the aggregate intrinsic value of exercisable 2005 Plan stock awards was $4,083.

The aggregate intrinsic values disclosed herein represent the total pretax intrinsic value (the difference between the estimated per share fair value of the Company’s common stock on December 31, 2009, and the stock option exercise price, multiplied by the number of in-the-money stock options) that would have been received by the stock option holders had all stock option holders exercised their stock options on December 31, 2009. The amount of aggregate intrinsic value will change based on the fair market value of the Company’s common stock.

In connection with the Merger, all unvested options were vested and all outstanding stock options were either converted into the right to receive the difference between $9.50 and the exercise price of the stock option or were rolled-over into fully vested options in the Successor. As a result, the Company paid approximately $45.3 million related to the conversion of stock options of which $4.0 million was recorded as stock-based compensation expense during the period from May 8, 2010 to December 31, 2010 and the remaining $41.6 million was accounted for as part of the purchase price of the Transaction. In connection with the conversion of these options, the Company recognized a tax benefit of $9.1 million in the period from January 1, 2010 to May 7, 2010 for compensation deducted in tax returns filed for this period which has been credited to additional paid-in capital in the predecessor period. Under the terms of the Merger Agreement, this tax savings is to be paid to the selling shareholders as part of the purchase price. A summary of the Company’s option plan activity for the 2000 Stock Option Plan and the 2005 Stock Option Plan on a combined basis for the period from May 8, 2010 through December 31, 2010 is presented below:

	Number of Options	Weighted- Average Exercise Price per Share
2000 Stock Option Plan and 2005 Stock Option Plan
Converted in connection with the Merger (vested and exercisable)	214,308	$4.51
Exercised	(4,363)	0.31
Canceled	(506)	5.25

Outstanding, vested and exercisable at December 31, 2010	209,439	$4.60

Stock-Based Compensation (Predecessor)

In 2009 and 2008, the Company recorded an aggregate of $1,135 and $1,482, respectively, in stock-based compensation expense ($738 and $955 net of taxes). During the period from January 1, 2010 to May 7, 2010, the Company recognized $0.2 million of stock-based compensation.

Weighted-average assumptions used to estimate fair values of stock options on the dates of grant are as follows:

	December 31,
	2009	2008
Risk-free interest rates	2.7%	4.9%
Expected dividend yield	0%	0%
Expected term of option	7 years	7 years
Expected volatility	39%	38%
Weighted-average grant date fair value per share of options granted	$1.42	$1.57

Expected volatility is based on a selected group of comparable companies’ volatility over the expected term of the options. Expected life of an option is based on the Company’s historical experience of stock options. The risk-free interest rate represents the implied yields available from the U.S. Treasury zero-coupon yield curve. Expected dividend yield is 0% because the Company has not paid dividends in the past, and currently has no known intention to do so in the future. Compensation expense is recognized net of forfeitures.

Stock Option Plan—Successor

In May 2010, the Parent adopted the American Renal Associates Holdings, Inc. 2010 Stock Incentive Plan (the “2010 Plan”) under which 1,574,782 shares of the Parent’s common stock were reserved for issuance to the Company’s employees, directors and consultants. Options granted under the 2010 Plan must be nonqualified stock options. Stock appreciation rights may also be granted under the 2010 Plan. The Board of Directors determines the period over which options become exercisable; however, such awards generally require that certain performance conditions and service conditions be met before the awards would vest. During the period from May 8, 2010 to December 31, 2010, the Company’s Parent granted 1,268,900 options under the 2010 Plan to the Company’s employees at an exercise price of $21.00 per share, 14,000 of these options were forfeited in 2010 which resulted in 1,254,900 options outstanding as of December 31, 2010. Each option vests as follows: 33% over a five year period, dependent upon continued employment with the Company, and 67% upon a liquidity event resulting in a specified return to shareholders. We record stock-based compensation expense only related to the portion of each option attributable to the 33% service period. Accordingly, the recognition of stock-based compensation attributable to the remaining 67% is deferred until the consummation of a liquidity event. During the period from May 8, 2010 through December 31, 2010, the Company recorded $0.2 million in stock-based compensation expense ($0.1 million net of taxes) related to these grants.

The weighted-average assumptions used to estimate the fair values of 2010 Plan stock options on the dates of grant are as follows:

Risk-free interest rates	2.4%
Expected dividend yield	0%
Expected term of option	6.5 years
Expected volatility	44%
Weighted-average grant date fair value per share of options granted	$9.14

Expected volatility is based on a selected group of comparable companies’ volatility over the expected term of the options. Expected term of an option is based on the “short-cut method” as prescribed by SEC SAB No. 110 as the Company has not previously granted performance-based awards and, as such, the Company does not have any historical experience from which to estimate an expected term. The risk-free interest rate represents the implied yields available from the U.S. Treasury zero-coupon yield curve. Expected dividend yield is 0% because the Company has not paid dividends in the past, and currently has no known intention to do so in the future. Compensation expense is recognized net of forfeitures.

Based on equity awards outstanding as of December 31, 2010, there was $10.4 million of unrecognized compensation costs, net of estimated forfeitures, related to unvested share-based compensation arrangements of which $7.2 million is attributable to vesting upon contingent events and $3.2 million is attributable to time-based vesting. The following table summarizes the estimated future annual stock-based compensation expense related to time-based options, existing as of December 31, 2010, that are expected to vest:

2011	$707
2012	707
2013	707
2014	707
2015	339

$3,167

NOTE O—RELATED PARTY TRANSACTIONS

The Company has lease agreements for dialysis clinics with noncontrolling interest members or entities under the control of noncontrolling interest members. The amount of rent expense under these lease arrangements was approximately $2,564, $2,468 and $1,500 in 2010, 2009 and 2008, respectively. In addition, in 2008, the Company subleased space at one of its dialysis clinics to the noncontrolling interest member. Rent income under this sub-lease arrangement, which extends to 2023, amounted to $516, $510 and $510 in 2010, 2009 and 2008, respectively. Future rental receipts of $6,814 due from this related party are included in sublease receipts as presented in Note K.

During 2008, 185,000 shares of restricted common stock were sold to the Company’s executives at a per share price equal to the fair value of the Company’s common stock on the date of issuance. All shares were unvested as of December 31, 2008. The purchases were financed through secured promissory notes with the Company in the amount of $697, which accrued interest at a rate of 3% per annum. The notes were repaid in connection with the Transactions.

Upon consummation of the Merger, the Parent, American Renal Holdings Intermediate Company, LLC and the Company entered into a management services agreement with Centerbridge. Under this management services agreement, Centerbridge agreed to provide to the Parent certain investment banking, management, consulting, and financing planning services on an ongoing basis. In consideration for these services, the Parent will pay Centerbridge, commencing May 7, 2010 an annual advisory services fee (payable quarterly) for each fiscal year from and including fiscal year 2010 of the greater of (i) an amount equal to the greater of (x) $550,000 or (y) the advisory services fee of the previous fiscal year or (ii) an amount equal to 1.25% of EBITDA, minus a personnel expense deduction, if applicable. During the period from May 8, 2010 to December 31, 2010, the Parent recorded $0.5 million of expense related to this agreement. In addition, Centerbridge is entitled to receive an additional fee equal to 1.0% of the enterprise value and/or aggregate value, as applicable, for any future fundamental or significant transactions in which Centerbridge is involved. The Parent paid a transaction fee of $4.8 million (including reimbursement of expenses) to Centerbridge for financial advisory services rendered in connection with the Merger all of which was expensed as a merger and transaction related cost in the period May 8, 2010 to December 31, 2010. These services included assisting the Parent in structuring the Merger, taking into account tax considerations and optimal access to financing, and assisting in the negotiation of the Parent’s material agreements and financing arrangements in connection with the Merger.

In July 2010, Parent commenced an offering to provide its existing physician equity partners an opportunity to invest in the Company. In accordance with a July 2010 Private Placement Memorandum, cash investments could be made to acquire either 1,250 or 2,500 shares of Parent common stock at a price per share equal to the fair market value of Parent’s common stock on the date of issuance. This offering was made for a limited time period. In total, 140,000 shares of Parent common stock were issued and sold by Parent and acquired by various physician equity partners for the period July to September 2010.

NOTE P—COMMITMENTS AND CONTINGENCIES

Healthcare provider revenues may be subject to adjustment as a result of (i) examinations of the Company or Medicare or Medicaid Managed Care programs that the Company serves, by government agencies or contractors, for which the resolution of any matters raised may take extended periods of time to finalize; (ii) differing interpretations of government regulations by different fiscal intermediaries or regulatory authorities; (iii) differing opinions regarding a patient’s medical diagnosis or the medical necessity of service provided; (iv) retroactive applications or interpretations of governmental requirements; and (v) claims for refund from private payors, including as the result of government actions. Management believes it has recorded adequate provisions to consider potential revenue adjustments.

The Company had obligations under contracts related to the construction of its clinics totaling approximately $1,649 as of December 31, 2010 which are expected to be paid in 2011

Professional Liability Coverage

The Parent maintains professional liability insurance coverage on a claims-made basis. Under this type of policy, claims based on occurrences during its term, but reported subsequently, will be uninsured should the policy not be renewed or replaced with other coverage. Management expects to be able to obtain renewal or other coverage in future periods, and has accrued the estimated cost associated with coverage of past occurrences reported in subsequent periods.

Litigation

The Company and its subsidiaries are defendants in various legal actions in the normal course of business. In the opinion of the Parent’s management, based in part on the advice of outside counsel, the resolution of these matters will not have a material effect on the Parent’s financial position, results of operations or cash flows.

Regulatory

The healthcare industry is subject to numerous laws and regulations of federal, state, and local governments. Recently, government activity has increased with respect to investigations and allegations concerning possible violations by healthcare providers of fraud and abuse statutes and regulations, which could result in the imposition of significant fines and penalties, as well as significant repayments for patient services previously billed. Compliance with such laws and regulations are subject to government review and interpretations, as well as regulatory actions unknown or unasserted at this time.

NOTE S—SUBSEQUENT EVENT

In March 2011, American Renal Associates Holdings, Inc. issued $135.0 million of aggregate Senior Pay-In-Kind Toggle Notes (the “PIK Notes”) due in March 2016 in a private placement. The PIK Notes are due in March 2016 and bear interest at a rate of 9.75% if paid in cash or 10.50% if paid-in-kind. The net proceeds of the Notes were used to pay a dividend to the equity holders of American Renal Associates Holdings, Inc. in March 2011. The PIK Notes are unsecured and are not guaranteed by any of the subsidiaries of American Renal Associates Holdings, Inc.

American Renal Associates Holdings, Inc.

Schedule II—Valuation and Qualifying Accounts

(in thousands) Allowance for Doubtful Accounts	Balance at Beginning of Period	Charged to Expense	Deductions	Balance at End of Period
Period May 8 through December 31, 2010 (successor)	$—	$1,915	$(417)	$1,498

January 1, 2010 through May 7, 2010 (predecessor)	$8,165	(334)	1,662	$9,493
Year Ended December 31, 2009 (predecessor)	$7,833	3,216	(2,884)	$8,165
Year Ended December 31, 2008 (predecessor)	$7,356	4,834	(4,357)	$7,833

AMERICAN RENAL ASSOCIATES HOLDINGS, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

(in thousands, except share and per share data)

	Successor
	March 31, 2011	December 31, 2010
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$15,482	$21,179
Accounts receivable, less allowance for doubtful accounts of $2,794 and $1,498 at March 31, 2011 and December 31, 2010, respectively	58,631	51,431
Inventories	1,929	2,331
Prepaid expenses and other current assets	4,873	4,849
Income tax receivable	1,040	1,458
Deferred tax assets	9,138	9,138

Total current assets	91,093	90,386
Property and equipment, net	65,158	62,742
Deferred financing costs, net	5,398	4,973
Intangible assets, net	37,588	38,511
Other long-term assets	1,537	1,592
Goodwill	501,790	501,790

Total assets	$702,564	$699,994

Liabilities and Equity
Current liabilities:
Accounts payable	$21,427	$21,401
Accrued compensation and benefits	9,494	8,909
Accrued expenses and other current liabilities	19,101	19,613
Amount due to sellers	5,083	5,083
Current portion of long-term debt	3,868	4,096
Current portion of capital lease obligations	49	48

Total current liabilities	59,022	59,150
Long-term debt, less current portion	374,286	245,594
Capital lease obligations, less current portion	150	162
Other long-term liabilities	4,164	2,881
Deferred tax liabilities	13,807	13,807

Commitments and contingencies (Note H)

Noncontrolling interests subject to put provisions	43,990	44,236

Equity:
Preferred stock, $0.01 par value, 1,000,000 shares authorized, none issued and outstanding at March 31, 2011 and December 31, 2010	—	—
Common stock, $0.01 par value, 11,000,000 shares authorized, 8,857,565 issued and outstanding at March 31, 2011 and December 31, 2010	88	88
Additional paid-in capital	64,022	191,199
Accumulated deficit	(9,907)	(9,763)

Total American Renal Associates Holdings, Inc. equity	54,203	181,524
Noncontrolling interests not subject to put provisions	152,942	152,640

Total equity	207,145	334,164

Total liabilities and equity	$702,564	$699,994

See accompanying notes to the unaudited consolidated financial statements.

AMERICAN RENAL ASSOCIATES HOLDINGS, INC. AND SUBSIDIARIES

Consolidated Statements of Operations

(in thousands)

	Successor	Predecessor
	Three Months Ended March 31, 2011	Three Months Ended March 31, 2010
	(Unaudited)	(Unaudited)
Net operating revenues	$84,668	$71,632

Operating expenses:
Patient care costs	54,280	46,412
General and administrative	10,388	6,098
Merger and transaction-related costs	36	1,766
Depreciation and amortization	4,349	3,092
Provision for uncollectible accounts	1,264	1,146

Total operating expenses	70,317	58,514

Operating income	14,351	13,118
Interest expense, net	(7,041)	(4,230)

Income before income taxes	7,310	8,888
Income tax expense (benefit)	(95)	2,402

Net income	7,405	6,486
Less: Net income attributable to noncontrolling interests	(7,549)	(6,242)

Net income (loss) attributable to American Renal Associates Holdings, Inc.	$(144)	$244

See accompanying notes to the unaudited consolidated financial statements.

AMERICAN RENAL ASSOCIATES HOLDINGS, INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity (Deficit)

(in thousands, except share data)

	Non- controlling interests subject to put provisions	Total American Renal Associates Holdings, Inc. Deficit												Non- controlling interests not subject to put provisions
		Series A Convertible Preferred Stock		Series B Convertible Preferred Stock		Common Stock		Note Receivable from Stock- holders	Treasury Stock		Additional Paid-in Capital	Accumu- lated Deficit	Total
		Shares	Amount	Shares	Amount	Shares	Par Value		Shares	Cost
Balance at December 31, 2009	$38,431	7,300,000	$7	2,675,000	$3	1,330,250	$1	$(735)	246,900	$(1,065)	$23,704	$(97,784)	$(75,869)	$16,057
Net income (loss)	1,942	—	—	—	—	—	—	—	—	—	—	(2,684)	(2,684)	7,324
Issuance of common stock	—	—	—	—	—	328,490	—	—	—	—	7	—	7
Adjustment for tax benefits from stock awards exercised	—	—	—	—	—	—	—	—	—	—	9,140	—	9,140
Stock-based compensation	—	—	—	—	—	—	—	—	—	—	219	—	219
Distributions to noncontrolling interests	(2,487)	—	—	—	—	—	—	—	—	—	—	—	—	(8,907)
Contributions from noncontrolling interests	128	—	—	—	—	—	—	—	—	—	—	—	—	422
Acquisitions of noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	—	—	98
Sales of noncontrolling interests	—	—	—	—	—	—	—	—	—	—	(250)	—	(250)	626
Purchases of noncontrolling interests	(1,183)	—	—	—	—	—	—	—	—	—	—	—	—	—
Change in fair value of noncontrolling interests	6,668	—	—	—	—	—	—	—	—	—	(6,668)	—	(6,668)	—

Balance at May 7, 2010	$43,499	7,300,000	$7	2,675,000	$3	1,658,740	$1	$(735)	246,900	$(1,065)	$26,152	$(100,468)	$(76,105)	$15,620

See the accompanying notes to the unaudited consolidated financial statements.

AMERICAN RENAL ASSOCIATES HOLDINGS, INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity—(Continued)

(in thousands, except share data)

	Non- controlling interests subject to put provisions	Total American Renal Associates Holdings, Inc. Equity												Non- controlling interests not subject to put provisions
		Series A Convertible Preferred Stock		Series B Convertible Preferred Stock		Common Stock		Note Receivable from Stock- holders	Treasury Stock		Additional Paid-in Capital	Accumu- lated Deficit	Total
		Shares	Amount	Shares	Amount	Shares	Par Value		Shares	Cost
Successor Entity Acquisition transaction	—	(7,300,000)	(7)	(2,675,000)	(3)	(1,658,740)	(1)	735	(246,900)	1,065	(26,152)	100,468	76,105	139,900

Successor Entity Opening Balances	$43,499	—	$—	—	$—	—	$—	—	$—	$—	$—	$—	$—	$155,520
Capital contribution	—	—	—	—	—	8,717,565	87	—	—	—	186,346	—	186,433	—
Issuance of common stock	—	—	—	—	—	140,000	1	—	—	—	2,939	—	2,940	—
Net income (loss)	4,478	—	—	—	—	—	—	—	—	—	—	(9,763)	(9,763)	13,966
Stock-based compensation	—	—	—	—	—	—	—	—	—	—	369	—	369
Parent capital costs	—	—	—	—	—	—	—	—	—	—	(137)	—	(137)
Distributions to noncontrolling interests	(4,598)	—	—	—	—	—	—	—	—	—	—	—	—	(14,705)
Contributions from noncontrolling interests	395	—	—	—	—	—	—	—	—	—	—	—	—	1,801
Acquisitions of noncontrolling interests	310	—	—	—	—	—	—	—	—	—	—	—	—	445
Sales of noncontrolling interests	40	—	—	—	—	—	—	—	—	—	251	—	251	—
Purchases of noncontrolling interests	(245)	—	—	—	—	—	—	—	—	—	1,788	—	1,788	(4,387)
Change in fair value of noncontrolling interests	357	—	—	—	—	—	—	—	—	—	(357)	—	(357)	—

Balance at December 31, 2010	$44,236	—	$—	—	$—	8,857,565	$88	—	$—	$—	$191,199	$(9,763)	$181,524	$152,640
Net income (loss)	1,618	—	—	—	—	—	—	—	—	—	—	(144)	(144)	5,931
Return of capital dividend	—	—	—	—	—	—	—	—	—	—	(130,684)	—	(130,684)	—
Stock-based compensation	—	—	—	—	—	—	—	—	—	—	2,968	—	2,968	—
Distributions to noncontrolling interests	(1,776)	—	—	—	—	—	—	—	—	—	—	—	—	(6,024)
Contributions from noncontrolling interests	43	—	—	—	—	—	—	—	—	—	—	—	—	465
Sales of noncontrolling interests	274	—	—	—	—	—	—	—	—	—	(63)	—	(63)	213
Purchases of noncontrolling interests	(405)	—	—	—	—	—	—	—	—	—	602	—	602	(283)

Balance at March 31, 2011 (unaudited)	$43,990	—	$—	—	$—	8,857,565	$88	—	$—	$—	$64,022	$(9,907)	$54,203	$152,942

See accompanying notes to the unaudited consolidated financial statements.

AMERICAN RENAL ASSOCIATES HOLDINGS, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(in thousands)

	Successor	Predecessor
	Three Months Ended March 31, 2011	Three Months Ended March 31, 2010
	(Unaudited)	(Unaudited)
Operating activities
Net income	$7,405	$6,486
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,349	3,092
Amortization of deferred financing costs	388	146
Stock-based compensation expense	2,968	165
Accrued interest on obligations under Series X preferred stock agreement	—	2,129
Non-cash rent charges	104	140
Change in operating assets and liabilities, net of acquisitions:
Increase in accounts receivable	(7,201)	(2,060)
Decrease in inventories	402	664
Decrease (increase) in prepaid expenses and other current assets	(24)	(338)
Decrease in other assets	(518)	430
Increase (decrease) in accounts payable	27	(6)
Increase in accrued compensation and benefits	585	261
(Decrease) increase in accrued expenses and other current liabilities	868	100
Increase (decrease) in other liabilities	1,627	(290)

Net cash provided by operating activities	10,980	10,919

Investing activities
Purchases of property and equipment	(5,886)	(2,683)
Cash paid for acquisitions	(1,409)	(183)

Net cash used in investing activities	(7,295)	(2,866)

Financing activities
Payments on long-term debt	(755)	(4,050)
Payments on capital lease obligations	(12)	(176)
Proceeds from issuance of common stock	—	6
Distributions to noncontrolling interests	(7,800)	(6,687)
Issuance of debt	132,300	—
Debt issuance costs	(3,277)	—
Return of capital dividend	(130,684)	—
Contributions from noncontrolling interests	508	541
Purchases of noncontrolling interests	(86)	(1,183)
Proceeds from sales of additional noncontrolling interests	424	376

Net cash used in financing activities	(9,382)	(11,173)

Net decrease in cash and cash equivalents	(5,697)	(3,120)
Cash and cash equivalents at beginning of period	21,179	29,179

Cash and cash equivalents at end of period	$15,482	$26,059

Supplemental Disclosure of Cash Flow Information
Cash paid for income taxes	$42	$2,826
Cash paid for interest	195	1,928

See accompanying notes to the unaudited consolidated financial statements.

AMERICAN RENAL ASSOCIATES HOLDINGS, INC. AND SUBSIDIARIES

Notes to Unaudited Consolidated Financial Statements

March 31, 2011

(dollars in thousands, except per share amounts)

NOTE A—MERGER AND PRESENTATION

American Renal Associates Holdings, Inc., (“the Parent”) owns 100% of the membership units of its subsidiary American Renal Holdings Intermediate Company, LLC, which itself has no assets other than 100% of the shares of the capital stock of American Renal Holdings Inc. All of our operating activities are conducted through American Renal Holdings Inc. and its operating subsidiaries.

On March 22, 2010, American Renal Holdings Inc. (“ARH” or “the Company”) entered into a Contribution and Merger Agreement (the “Merger Agreement”) with American Renal Associates Holdings, Inc. (formerly C.P. Atlas Holdings, Inc.,), American Renal Holdings Intermediate Company, LLC (formerly C.P. Atlas Intermediate Holdings, LLC), C.P. Atlas Acquisition Corp., certain of ARH’s stockholders party thereto and Pamlico Capital I, LLC (formerly known as Wachovia Capital Partners GP I, LLC), pursuant to which C.P. Atlas Acquisition Corp. merged with and into ARH (the “Merger”) and, after which, ARH became the surviving entity and a wholly owned subsidiary of American Renal Holdings Intermediate Company, LLC, which is in turn a wholly owned subsidiary of the Parent.

American Renal Holdings Intermediate Company, LLC is an entity formed in the Merger and prior to the Merger had no assets or liabilities other than the shares of CP Atlas Acquisition Corp. and its rights and obligations under and in connection with the Merger Agreement. As a result of the Merger, all of ARH’s issued and outstanding capital stock became owned by American Renal Holdings Intermediate Company, LLC.

The parties agreed to consummate the Merger, subject to the terms and conditions set forth in the Merger Agreement, for an aggregate purchase price of $415 million, subject to adjustments for working capital, indebtedness, certain specified liabilities and certain tax savings. The aggregate purchase price of approximately $415 million for the Merger, plus related fees and expenses, was funded by the equity investment by Centerbridge Capital Partners, L.P. and its affiliates (“Centerbridge”) as well as from certain members of management and the net proceeds from the offering of $250.0 million of Senior Secured Notes (the “Senior Secured Notes”) due 2018 which bear interest at 8.375%. The Merger and the financing transaction described above are collectively referred to herein as the “Transactions.” See Note D for a summary of the terms of the Senior Secured Notes.

A reconciliation of the base price to the acquisition-date fair value of consideration is as follows:

Base Price	$415,000
Adjustment for cash and working capital	11,233
Acquisition-related deferred consideration	17,015
Post-combination service compensation	(4,035)

Acquisition-date fair value of consideration	$439,213

The Transactions were consummated on May 7, 2010. Although ARH continued as the surviving corporation and same legal entity after the Merger, the accompanying consolidated financial statements are presented for two periods: predecessor and successor, which relate to the periods preceding the Merger and the period succeeding the Merger, respectively. The Merger resulted in a new basis of accounting beginning on May 8, 2010 and the financial reporting periods are presented as follows:

•	The three month period ended March 31, 2011 reflects the successor period, reflecting the Merger of ARH and Parent.

•

The three month period ended March 31, 2010 reflects the predecessor period. The consolidated financial statements for this predecessor period have been prepared using the historical basis of accounting for the Company. As a result of the Merger and the associated acquisition accounting, the consolidated financial statements of the successor are not comparable to periods preceding the Merger.

Total fees and expenses related to the Transactions aggregated approximately $28.5 million consisting of $23.2 million of acquisition costs and $5.3 million of deferred financing costs. Of the $23.2 million, $7.4 million was recognized in the predecessor period ($1.8 million during the three months ended March 31, 2010) and $15.8 million was recognized in the successor period of May 8, 2010 through December 31, 2010.

The Merger has been accounted for under the acquisition method of accounting, whereby the purchase price was allocated to the assets, liabilities and noncontrolling interests based on the estimated fair values on the date of acquisition. The Parent has evaluated and allocated the purchase price as the appraisal associated with the valuation of certain assets, liabilities and noncontrolling interests is complete.

The Parent calculated the fair value of its noncontrolling interests not subject to put provisions at the acquisition date using a discounted cash flow approach for interest based on income forecasts for all clinics. The Parent utilized a weighted average cost of capital of 13.25%. The discounted cash flow for each interest was then reduced by discounts for a lack of control and marketability. The lack of control discount applied was estimated at 10% as determined through an analysis of the premiums for control paid in transactions of similar companies. A discount for lack of marketability of 9% was estimated utilizing the Black-Scholes model. The application of this model was based on the following assumptions: a maturity period of 1 year, a volatility of 22.5% based on this maturity period for comparable companies, and a risk free rate of 0.38%, which also corresponds with the maturity period.

A reconciliation of the final closing balance sheet of the Predecessor entity (the “Predecessor”) prior to the effect of the Transactions, including other simultaneous transactions, such as the repayment of certain indebtedness of the Predecessor and the capital contribution made by the Parent, with the beginning consolidated balance sheet of the Successor entity (the “Successor”) (after the application of the acquisition method of accounting) is presented below:

	Predecessor		Successor
	May 7, 2010	Adjustments	May 8, 2010
Assets
Current assets:
Cash and cash equivalents	$12,241	$—	$12,241
Accounts receivable, net	48,119	—	48,119
Inventories	2,300	—	2,300
Prepaid expenses and other current assets	3,606	—	3,606
Deferred transaction expense	—	18,982	18,982
Income tax receivable	11,706	1,595	13,301
Deferred tax assets	3,429	593	4,022

Total current assets	81,401	21,170	102,571
Property and equipment, net
Land and buildings	1,692	(250)	1,442
Leasehold improvements	55,859	(27,948)	27,911
Equipment and information systems	43,640	(20,647)	22,993
Construction in progress	3,047	—	3,047

	104,238	(48,845)	55,393
Less: accumulated depreciation and amortization	(44,338)	44,338	—

	59,900	(4,507)	55,393
Deferred financing costs, net	882	4,323	5,205
Intangible assets, net	1,408	39,081	40,489
Other long-term assets	3,287	(2,012)	1,275
Goodwill	33,157	467,935	501,092

Total assets	$180,035	$525,990	$706,025

Liabilities and Deficit
Current liabilities:
Accounts payable	$17,304	$—	$17,304
Accrued compensation and benefits	7,924	—	7,924
Accrued expenses and other current liabilities	20,523	(6,911)	13,612
Amount due to sellers	—	17,016	17,016
Current portion of long-term debt	13,148	(9,678)	3,470
Current portion of capital lease obligations	105		105

Total current liabilities	59,004	427	59,431
Long-term debt, less current portion	60,030	188,556	248,586
Capital lease obligations, less current portion	195	—	195
Other long-term liabilities	7,595	(6,331)	1,264
Deferred tax liabilities	4,261	6,836	11,097
Series X mandatorily redeemable preferred stock	65,936	(65,936)	—

Noncontrolling interests subject to put provisions	43,499	—	43,499

Equity (deficit):
Additional paid-in capital	26,152	160,281	186,433
Accumulated deficit	(100,468)	100,468	—
Other stockholders’ deficit	(1,789)	1,789	—

Total American Renal Associates Holdings, Inc. equity (deficit)	(76,105)	262,538	186,433
Noncontrolling interests not subject to put provisions	15,620	139,900	155,520

Total equity (deficit)	(60,485)	402,438	341,953

Total liabilities and equity (deficit)	$180,035	$525,990	$706,025

Goodwill in the predecessor entity as of May 7, 2010 was $33,157 of which $8,813 represented payments made in advance of the Merger to finance a portion of the Merger’s consideration.

As a result of the Merger, the Parent has recorded approximately $501.1 million of goodwill. The components of this goodwill are primarily patient relationships and our assembled work force. The goodwill is not deductible for income tax purposes.

Fair Value of Consideration Transferred

At the closing, the Parent made a cash payment to the former shareholders of the Company equal to the sum of the initial purchase price of $217.9 million plus $1.8 million based on an estimated working capital adjustment and other adjustments in accordance with the Merger Agreement. The final working capital adjustment was settled during the third quarter of fiscal 2010 for an additional payment of $379,000. In addition, at the close, Parent made a cash payment to an escrow agent for $30.0 million. Based on the conditions of the escrow release, the Parent has determined the release of the escrow amount is probable. In July 2010, approximately $2.5 million of this escrow was released and in March 2011 approximately $26.0 million of this escrow was released.

Of the $217.9 million, approximately $45.3 million was paid to the Company’s holders of stock options. In connection with the Merger, vesting was accelerated for all then outstanding stock options. As a result of this acceleration, the Parent determined that approximately $4.1 million of the $45.3 million payment was attributable to post-combination services and, as such, recorded as an expense in the Successor income statement.

The total acquisition date fair value of the consideration transferred was estimated at $439.2 million as follows:

Cash consideration to debt holders	$63,600
Cash consideration to Series X redeemable preferred stockholders	68,088
Cash consideration to stockholders	249,716
Acquisition-related deferred consideration	17,015
Equity consideration to stockholders	24,089
Assumed liabilities	16,705

Acquisition-date fair value of consideration	$439,213

The Company’s former stockholders are additionally entitled to certain future tax benefits realized as a result of the Merger. The Parent has estimated this amount at $17.0 million for which a liability to the sellers was recognized. As of March 31, 2011, $11.9 million of this liability has been paid while the remainder is expected to be paid in 2011. Any change in the fair value of the acquisition-related consideration subsequent to the acquisition date, including changes from events after the acquisition date will be recognized in earnings in the period the estimated fair value changes.

In connection with the Merger, Parent assumed $16.7 million of liabilities which consisted of $10.1 million of term loans at the Parent’s clinics and $6.6 million of Merger-related transaction expenses which Parent settled on behalf of the Parent.

In connection with the Merger, the Company’s stockholders were allowed to receive shares of American Renal Associates Holdings, Inc. in exchange for foregoing cash payments. The fair value of the shares issued in connection with such payments was approximately $24.1 million.

Basis of Presentation and Consolidation

The accompanying Parent unaudited consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) for interim financial reports and the instructions for Rule 10-01 of Regulation S-X. Accordingly, certain information and footnote disclosures normally included in financial statements prepared under generally accepted accounting principles have been condensed or omitted pursuant to such regulations. However, the Parent believes that the disclosures are adequate to make the information presented not misleading. In the opinion of management, the accompanying financial statements include all adjustments necessary to present a fair presentation of the consolidated financial statements for the periods shown. These statements should be read in conjunction with the Parent’s audited December 31, 2010 financial statements, including Note B which discusses principles of consolidation and summary of significant accounting policies. These statements have been prepared in accordance with generally accepted accounting principles, which require management to make certain estimates and assumptions that affect reported amounts of assets, liabilities and noncontrolling interests and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates include revenue recognition (contractual allowances) and the allowance for doubtful accounts, valuation of goodwill and intangibles, fair value of noncontrolling interests, provision for income taxes, stock-based compensation and contingencies. Actual results could differ from these estimates and actual results are not necessarily indicative of results for the remainder of 2011 or future periods thereafter. The Parent has evaluated subsequent events through the date these unaudited consolidated financial statements were issued and has included all necessary disclosures.

Segment Information

Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision-maker, or decision-making group, in making decisions how to allocate resources and assess performance. The Parent’s chief decision-maker is a combination of the Chief Executive Officer and the Chief Operating Officer. The Parent views its operations and manages its business as one reportable business segment, the ownership and operation of dialysis clinics, all of which are located in the United States.

Recent Accounting Pronouncements

Effective January 1, 2011, the Parent adopted Accounting Standard Updates (“ASU”) 2010-24, “Health Care Entities (Topic 954): Presentation of Insurance Claims and Related Insurance Recoveries,” which clarifies that a health care entity should not net insurance recoveries against a related claim liability. The adoption had no impact on the Parent’s financial condition, results of operations or cash flows.

Effective January 1, 2011, we adopted ASU 2010-23, “Health Care Entities (Topic 954): Measuring Charity Care for Disclosure,” which prescribes a specific measurement basis of charity care for disclosure. The adoption had no impact on the Parent’s financial condition, results of operations or cash flows.

NOTE B—FAIR VALUE MEASUREMENTS

Certain of the Parent’s assets and noncontrolling interests are accounted for at fair value on a recurring basis and are classified and disclosed in one of the following three categories:

Level 1: Financial instruments with unadjusted, quoted prices listed on active market exchanges.

Level 2: Financial instruments determined using prices for recently traded financial instruments with similar underlying terms, as well as directly or indirectly observable inputs, such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3: Financial instruments not actively traded on a market exchange. This category includes situations where there is little, if any, market activity for the financial instrument. The prices are determined using significant unobservable inputs or valuation techniques.

The asset or liability fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following is a description for the valuation methodologies used for noncontrolling interests measured at fair value. There were no changes in the methodologies used at March 31, 2011.

The carrying amounts reported in the accompanying Parent consolidated balance sheets for cash, accounts receivable, accounts payable and accrued liabilities approximate fair value because of their short-term nature. The Parent estimates the fair value of the Senior Secured Notes at $263,750 and the Senior Pay-In-Kind (“PIK”) Toggle Notes at $134,325 as of March 31, 2011.

Noncontrolling interests subject to put provisions—See Note C for a discussion of the Parent’s methodology for estimating fair value of noncontrolling interest subject to put provisions.

	March 31, 2011
	Total	Level 1	Level 2	Level 3
Temporary Equity
Noncontrolling interests subject to put provisions	$43,990	$—	$—	$43,990

	December 31, 2010
	Total	Level 1	Level 2	Level 3
Temporary Equity
Noncontrolling interests subject to put provisions	$44,236	$—	$—	$44,236

NOTE C—NONCONTROLLING INTERESTS SUBJECT TO PUT PROVISIONS

The Company has potential obligations to purchase the noncontrolling interests held by third parties in several of its consolidated subsidiaries. These obligations are in the form of put provisions and are exercisable at the third-party owners’ discretion within specified periods as outlined in each specific put provision. If these put provisions were exercised, the Company would be required to purchase the third-party owners’ noncontrolling interests at the appraised fair value. In connection with the Transactions, the obligations were recorded based on an appraisal of estimated fair values as of the date of the acquisition. The appraisal estimated the fair value of the noncontrolling interests subject to these put provisions using a discounted cash flow approach and other factors. The estimated fair values of the noncontrolling interests subject to these put provisions can also fluctuate. The amount for which noncontrolling interests may ultimately be settled could vary significantly from our current estimates depending upon market conditions including potential purchasers’ access to the credit and capital markets, which can impact the level of competition for dialysis and non-dialysis related businesses, the economic performance of these businesses and the restricted marketability of the third-party owners’ noncontrolling interests.

As of March 31, 2011 and December 31, 2010, the Company’s potential obligations under these put provisions totaled approximately $35,489 and $35,827, respectively. Additionally, the Company has certain put agreements which are exercisable upon the occurrence of specific events, including third-party members’ death, disability, bankruptcy, retirement, or if third-party members are dissolved. As of March 31, 2011 and December 31, 2010, the Company’s potential additional obligations under these put provisions were approximately $8,501 and $8,409, respectively. The Company’s potential obligations for all of these put provisions are included in noncontrolling interests subject to put provisions in the accompanying consolidated balance sheets.

NOTE D—LONG-TERM DEBT

Long-term debt consists of the following:

	Successor
	March 31, 2011	December 31, 2010
Senior secured notes issued May 7, 2010, interest payable semi-annually at a fixed rate of 8.375% with a balloon payment due on May 15, 2018	$250,000	$250,000
Senior PIK toggle notes issued March 4, 2011, interest payable semi-annually at a fixed rate of 9.75% / 10.50% payment due on March 1, 2016	135,000	—
Term loans, principal payments due of $25 and interest at variable monthly rates (1.8% as of March 31, 2011) payable monthly through November 2011, with a balloon payment of $1,983 due December 2011	1,696	1,770
Term loan, principal payments of $9 and interest at variable rates (2.3% as of March 31, 2011) through May 2014, with a $536 balloon payment due May 2014	866	893
Term loans, principal and interest payable monthly at rates between 3.84% and 8.67% over varying periods through December 2013	3,616	4,072
Mortgage payable, principal and interest due monthly through March 2014 at a rate of 4.79%	195	207
Lines of credit, variable interest due monthly through January 2011, converted into term loan January 2011 payable over an additional term of 36 months through January 2014	—	200

	391,373	257,142
Less: discounts and fees, net of accumulated amortization	(13,219)	(7,452)
Less: current maturities	(3,868)	(4,096)

	$374,286	$245,594

Scheduled maturities of long-term debt as of March 31, 2011 are as follows for the periods ending December 31:

2011 (remainder)	$3,362
2012	1,565
2013	896
2014	550
2015	—
2016	385,000

$391,373

Senior Secured Notes

In connection with the Transactions, the Company issued $250.0 million of Senior Secured Notes (the “Notes”) at an offering price of 99.28%. The Notes are secured, subject to certain exceptions, by (i) all of the Company’s capital stock and (ii) substantially all of the assets of our wholly owned subsidiary guarantors. The Notes are guaranteed by the Company’s direct parent, American Renal Associates Intermediate Holdings, LLC and all of our existing and future wholly owned domestic subsidiaries. The Notes mature on May 15, 2018. Interest is payable semi-annually at 8.375% per annum, commencing November 15, 2010.

On or after May 15, 2015, the Company may redeem the Notes at its option, subject to certain notice periods, at a price equal to 100% of the aggregate principal amount of the Notes plus accrued and unpaid interest. From May 15, 2013 to May 14, 2015, the Company may redeem the Notes at prices ranging from 102.094% to 104.188% of the aggregate principal balance of the Notes plus accrued and unpaid interest. Prior to May 15,

2013, the Company has the option to redeem during each 12-month period commencing on the issue date of May 7, 2010 up to 10% of the aggregate principal amount of the notes at 103% of the aggregate principal amount of the Notes redeemed plus accrued and unpaid interest to the date of redemption. In addition, the Company may redeem up to 35% of the Notes before May 15, 2013, with the net cash proceeds from certain equity offerings at 108.375% of the aggregate principal amount of the Notes redeemed plus accrued and unpaid interest. The Company may also redeem some or all of the Notes before May 15, 2013 at a redemption price of 100% of the principal amount thereof plus accrued and unpaid interest, if any, to the redemption date, plus a “make-whole” premium. Upon a change in control, the Company must offer to purchase the Notes at 101% of the principal amount, plus accrued interest to the purchase date.

Senior PIK Toggle Notes

In March 2011, the Parent issued $135.0 million of aggregate Senior PIK Toggle Notes (the “PIK Notes”) in a private placement. The PIK Notes are due in March 2016 and bear interest at a rate of 9.75% if paid in cash or 10.50% if paid-in-kind. The net proceeds of the PIK Notes were used to pay a dividend to the equity holders of American Renal Associates Holdings, Inc. The Parent may elect to pay interest on the notes (1) entirely in cash (“Cash Interest”), (2) entirely as PIK Interest (“PIK Interest”) or (3) 50% as Cash Interest and 50% as PIK Interest. Cash Interest on the notes will accrue at the rate of 9.75% per annum and PIK Interest on the notes will accrue at the rate of 10.50% per annum. Following an increase in the principal amount of the outstanding notes as a result of a payment of PIK Interest, the notes will accrue interest on such increased principal amount from the date of such payment. The first interest payment will be in the form of PIK Interest. The notes are not guaranteed by any of the Parent’s subsidiaries.

Prior to March 1, 2013, the Parent may redeem some or all of the notes at a redemption price of 100% of the principal amount of each note to be redeemed plus a make-whole premium, together with accrued and unpaid interest, if any, thereon. Thereafter the Parent may redeem the notes, in whole or in part, at any time on or after March 1, 2013, at the redemption prices. Certain equity offerings will be triggering events which will require us to use the net proceeds from the equity offering to repurchase notes at 105% of the principal amount of the notes, as of the redemption date, at any time prior to March 1, 2013 and at redemption prices at anytime thereafter, in each case, plus accrued and unpaid interest, if any, to the repurchase date.

Credit Facility

In connection with the Transactions, the Company entered into a $25.0 million Senior Secured Revolving Credit Facility (the Credit Facility). The Credit Facility expires on May 7, 2015. Borrowings under the Credit Facility bear interest at a rate equal to, at the Company’s option, either (a) an alternate base rate determined by reference to the higher of (1) the prime rate in effect on such day, (2) the federal funds effective rate plus 0.50% and (3) the Eurodollar rate applicable for an interest period of one month plus 1.00% or (b) the LIBOR rate, plus an applicable margin. The initial applicable margin for borrowings under the Credit Facility is 3.50% with respect to alternate base rate borrowings and 4.50% with respect to LIBOR borrowings. In addition to paying interest on outstanding principal under the Credit Facility, the Company is required to pay a commitment fee, initially 0.75% per annum, in respect of the unutilized revolving credit commitments thereunder. The Company is subject to leverage and fixed charge financial covenants under the Credit Facility as set forth below.

We have agreed that we will not permit the Consolidated Net Debt to Consolidated EBITDA (both as defined in the agreement) Ratio for any 12 month period (last four fiscal quarters) ending during a period set forth below to be greater than the ratio set forth below opposite such period:

Period	Ratio
September 30, 2010 through September 30, 2011	5.75:1.00
December 31, 2011 through September 30, 2012	5.50:1.00
December 31, 2012 through September 30, 2013	5.00:1.00
December 31, 2013 through September 30, 2014	4.75:1.00
December 31, 2014 and thereafter	4.25:1.00

We have also agreed that we will not permit the Consolidated EBITDA to Fixed Charges (both as defined in the agreement) Ratio for any 12 month period (last four fiscal quarters) ending during a period set forth below to be lower than the ratio set forth below opposite such period:

Period	Ratio
September 30, 2010 through September 30, 2011	1.80:1.00
December 31, 2011 through September 30, 2012	1.80:1.00
December 31, 2012 through September 30, 2013	2.00:1.00
December 31, 2013 through September 30, 2014	2.25:1.00
December 31, 2014 and thereafter	2.50:1.00

As of March 31, 2011, there were no borrowings outstanding under the Credit Facility and the Company is in compliance with its covenants.

NOTE E—INCOME TAXES

The income tax expense (benefit)included in the accompanying consolidated statements of operation principally relates to the Parent’s proportionate share of the pre-tax income of its majority-owned subsidiaries. The Predecessor’s effective income tax rate for the three months ended March 31, 2010 was 27.0% which differed from the statutory federal rate of 35% primarily due to non-deductible transaction costs and interest expense, including original issue discount related to the Series X Preferred Stock. The Successor’s effective income tax rate for the three months ended March 31, 2011 was 1.3%. This rate differs from the federal statutory rate of 35% principally due to the portion of pre-tax income that is allocable to noncontrolling interests in our majority-owned subsidiaries which are pass-through entities for income tax purposes.

NOTE F—STOCK-BASED COMPENSATION

The Predecessor issued stock options and other stock awards to executive management and employees under its stock-based compensation plans. During the three months ended March 31, 2010, the Company recognized $0.2 million of stock-based compensation. A related tax benefit of $0.1 million was recognized for this period.

In connection with the Merger, all unvested options were vested and all outstanding stock options were either converted into the right to receive the difference between $9.50 and the exercise price of the stock option or were rolled-over into fully vested options in the Successor (“Rollover Options”). As a result, the Company paid approximately $45.3 million related to the conversion of stock options of which $3.7 million was recorded as stock-based compensation expense during the period from May 8, 2010 to June 30, 2010 and the remaining $41.6 million was accounted for as part of purchase price of the Transaction.

In March 2011, the Parent declared and paid a dividend equal to $14.49 per share totaling $130.1 million to holders of the Parent’s common stock. In connection with the dividend, the Parent also made a dividend equivalent payment of approximately $2.5 million to holders of Rollover Options which was expensed in the quarter ended March 31, 2011. Additionally, in connection with the dividend, the exercise prices of the outstanding Rollover Options were also adjusted. The adjustment was made at the election of the Board of Directors and was not required to be made under the applicable predecessor option plan provisions. As such, the adjustment was accounted for as a modification of the stock option which resulted in stock-based compensation expense of approximately $0.3 million.

In May 2010, the Parent adopted the American Renal Associates Holdings, Inc. 2010 Stock Incentive Plan (the 2010 Plan) under which 1,574,782 shares of the Parent’s common stock were reserved for issuance to the Company’s employees, directors and consultants. Options granted under the 2010 Plan must be nonqualified stock options. Stock appreciation rights may also be granted under the 2010 Plan. The Board of Directors determines the period over which options become exercisable; however, such awards generally require that certain performance conditions and service conditions be met before the awards would vest. During the three months ended March 31, 2011, the Company’s Parent granted 32,555 options under the 2010 Plan to the Company’s employees at an exercise price of $6.51 per share, all of which were outstanding as of March 31, 2011 and none of which were vested as of March 31, 2011. Each option vests as follows: 33% over a five year period, dependent upon continued employment with the Company, and 67% upon a liquidity event resulting in a specified return to shareholders. The Company records stock-based compensation expense only related to the portion of each option attributable to the 33% service period. Accordingly, the recognition of stock-based compensation attributable to the remaining 67% is deferred until the consummation of a liquidity event.

In connection with the March 2011 dividend, the exercise prices of the outstanding 2010 Plan options were also adjusted as required under the 2010 Plan. No stock-based compensation was required to be recognized in connection with the modification of these options.

In January 2011, the Parent adopted the American Renal Associates Holdings, Inc. 2011 Stock Option Plan for Nonemployee Directors (the “2011 Director’s Plan”) under which 100,000 shares of the Parent’s common stock were reserved for issuance to the Company’s non-employee directors and consultants. Options granted under the 2011 Director’s Plan must be nonqualified stock options. Stock appreciation rights may also be granted under the 2011 Plan. The Board of Directors determines the period over which options become exercisable; however, such awards generally require that certain performance conditions and service conditions be met before the awards would vest. During the three months ended March 31, 2011, the Parent granted 16,000 options under the 2011 Director’s Plan to members of the Company’s Board of Directors at an exercise price of $6.51 per share, all of which were outstanding as of March 31, 2011 and none of which were vested as of March 31, 2011. Each option vests as follows: 33% over a five year period, dependent upon continued employment with the Company, and 67% upon a liquidity event resulting in a specified return to shareholders. The Company records stock-based compensation expense only related to the portion of each option attributable to the 33% service period. Accordingly, the recognition of stock-based compensation attributable to the remaining 67% is deferred until the consummation of a liquidity event.

During the three months ended March 31, 2011, the Company recorded $0.2 million in stock-based compensation expense ($0.1 million net of taxes) related to the 2010 Plan and the 2011 Director’s Plan. Unrecognized compensation related to time-based options amounted to approximately $3.3 million at March 31, 2011.

The weighted-average assumptions used to estimate the fair values of 2010 Plan and the 2011 Director’s Plan stock options granted in 2011 are as follows:

Risk-free interest rates	2.8%
Expected dividend yield	0%
Expected term of option	6.5 years
Expected volatility	39%
Weighted-average grant date fair value per share of options granted	$2.23

Expected volatility is based on a selected group of comparable companies’ volatility over the expected term. Expected life of an option is based on the “short-cut method” as prescribed by SEC SAB No. 110 as the Company has never granted performance-based awards and, as such, the Company does not have any historical experience from which to estimate an expected life. The risk-free interest rate represents the implied yields available from the U.S. Treasury zero-coupon yield curve. Expected dividend yield is 0% because the Company has not paid dividends in the past, and currently has no known intention to do so in the future. Compensation expense is recognized net of forfeitures.

NOTE G—RELATED PARTY TRANSACTIONS

The Company has lease agreements for dialysis clinics with noncontrolling interest members or entities under the control of noncontrolling interest members. The amount of rent expense under these lease arrangements was approximately $0.6 million for both the predecessor period for the three months ended March 31, 2010 and for the successor period for the three months ended March 31, 2011. In addition, in 2008, the Company sub-leased space at one of its dialysis clinics to the noncontrolling interest member. Rent income under this sub-lease arrangement, which extends to 2023, was approximately $0.1 million for both the predecessor period for the three months ended March 31, 2010 and for the successor period for the three months ended March 31, 2011.

Upon consummation of the Merger, the Parent, American Renal Holdings Intermediate Company, LLC and the Company entered into a management services agreement with Centerbridge. Under this management services agreement, Centerbridge agreed to provide to the Parent certain investment banking, management, consulting, and financing planning services on an ongoing basis. In consideration for these services, the Parent will pay Centerbridge, commencing May 7, 2010, an annual advisory services fee (payable quarterly) for each fiscal year from and including fiscal year 2010 of the greater of (i) an amount equal to the greater of (x) $550,000 and (y) the advisory services fee of the previous fiscal year or (ii) an amount equal to 1.25% of EBITDA, minus a personnel expense deduction, if applicable. During the three months ended March 31, 2011, the Parent recorded $0.2 million of expense related to this agreement.

In July 2010, Parent commenced an offering to provide its existing physician equity partners an opportunity to invest in the Company. In accordance with a July 2010 Private Placement Memorandum, cash investments could be made to acquire either 1,250 or 2,500 shares of Parent common stock at a price per share equal to the fair market value of Parent’s common stock on the date of issuance. This offering was made for a limited time period. In total, 140,000 shares of Parent common stock were issued and sold by Parent and acquired by various physician equity partners for the period July to September 2010.

NOTE H—COMMITMENTS AND CONTINGENCIES

Healthcare provider revenues may be subject to adjustment as a result of (i) examination by government agencies or contractors, for which the resolution of any matters raised may take extended periods of time to finalize; (ii) differing interpretations of government regulations by different fiscal intermediaries or regulatory authorities; (iii) differing opinions regarding a patient’s medical diagnosis or the medical necessity of service provided; (iv) retroactive applications or interpretations of governmental requirements; and (v) claims for refund from private payors, including as the result of government actions. Management believes it has recorded adequate provisions to consider potential revenue adjustments.

Professional Liability Coverage

The Parent maintains professional liability insurance coverage on a claims-made basis. Under this type of policy, claims based on occurrences during its term, but reported subsequently, will be uninsured should the policy not be renewed or replaced with other coverage. Management expects to be able to obtain renewal or other coverage in future periods, and has accrued the estimated cost associated with coverage of past occurrences reported in subsequent periods.

Litigation

The Company and its subsidiaries are defendants in various legal actions in the normal course of business. In the opinion of the Parent’s management, based in part on the advice of outside counsel, the resolution of these matters will not have a material effect on the Parent’s financial position, results of operations or cash flows.

Regulatory

The healthcare industry is subject to numerous laws and regulations of federal, state, and local governments. Recently, government activity has increased with respect to investigations and allegations concerning possible violations by healthcare providers of fraud and abuse statutes and regulations, which could result in the imposition of significant fines and penalties, as well as significant repayments for patient services previously billed. Compliance with such laws and regulations are subject to government review and interpretations, as well as regulatory actions unknown or unasserted at this time.

PROSPECTUS

Offer to Exchange

$135,000,000 principal amount of our 9.75% / 10.50% Senior PIK Toggle Notes due 2016, which have been registered under the Securities Act of 1933, for any and all of our outstanding 9.75% / 10.50% Senior PIK Toggle Notes due 2016.

Until the date that is 90 days from the date of this prospectus, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters with respect to their unsold allotments or subscriptions or otherwise.